Form 10-K, Exhibit 13
period 1994-01-01
RUSSELL CORP
filed 1994-03-30
CIK 85812

                                                                    Exhibit (13)





                       1993 ANNUAL REPORT TO SHAREHOLDERS

FINANCIAL HIGHLIGHTS
THE YEAR AT A GLANCE                                   1993         1992         % CHANGE
Net sales                                         $930,786,539  $899,136,495          4
Income before income taxes                          80,717,226   129,506,543        (38)
Federal and state income taxes                      31,619,365    47,269,494        (33)
Net income applicable to common shareholders        49,079,599    81,944,872        (40)
Net income per common share                              $1.19         $1.99        (40)
Common and common equivalent shares outstanding     41,222,172    41,220,956          -

AT YEAR END                                            1993         1992         % CHANGE

Total assets                                    $1,017,043,646  $964,932,800          5
Long-term debt and redeemable preferred stock      163,333,633   186,121,829        (12)
Stockholders' equity                               587,651,315   570,003,074          3
Stockholders' equity per common share                   $14.54        $13.97          4
Number of employees                                     16,640        16,594          -
Number of shareholders                                  13,000        13,000          -

COMPONENTS OF THE SALES DOLLAR

Profits......................... 5.3%
Taxes...................... 4.1%
Interest and Depreciation................  8.9%
Utilities, Supplies and Services  ...................  22.1%
Raw Materials...........................................  23. 1%
Labor............................................................  36.5%

CONSOLIDATED STATEMENTS OF INCOME

RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended January 1, 1994, January 2, 1993 and January 4, 1992


                                                                         1993                  1992                  1991
                                                                     -------------        -------------         -------------
Net sales....................................................        $ 930,786,539        $ 899,136,495         $ 804,584,939
Cost of goods sold...........................................          613,324,466          592,836,566           553,159,643
                                                                     -------------        -------------         -------------
                                                                       317,462,073          306,299,929           251,425,296
Selling, general and
 administrative expenses .....................................         185,107,319          161,655,145           142,773,638
Write-down of assets..........................................          34,583,080                  -0-                   -0-
                                                                     -------------        -------------         -------------
                                                                        97,771,674          144,644,784           108,651,658
Other deductions (income):
 Interest expense.............................................          16,948,170           15,841,273            18,096,696
 Other--net...................................................             106,278             (703,032)             (310,980)
                                                                     -------------        -------------         -------------
                                                                        17,054,448           15,138,241            17,785,716
                                                                     -------------        -------------         -------------
                                    INCOME BEFORE INCOME TAXES          80,717,226          129,506,543            90,865,942

Provision for income taxes:
 Currently payable............................................          38,772,176           43,142,987            35,779,380
 Deferred.....................................................          (7,152,811)           4,126,507            (1,752,380)
                                                                     -------------        -------------         -------------
                                                                        31,619,365           47,269,494            34,027,000
                                                                     -------------        -------------         -------------
                                                    NET INCOME          49,097,861           82,237,049            56,838,942

Preferred Stock dividends.....................................              18,262              292,177               559,568
                                                                     -------------        -------------         -------------

                  NET INCOME APPLICABLE TO COMMON SHAREHOLDERS       $  49,079,599        $  81,944,872         $  56,279,374
                                                                     =============        =============         =============

Net income per common and common
 equivalent share.............................................           $1.19                $1.99                 $1.38
                                                                     =============        =============         =============



See notes to consolidated financial statements.

 January 1, 1994 and January 2, 1993

                                                                                                1993                  1992
                                                                                           --------------        -------------
ASSETS
CURRENT ASSETS
 Cash...................................................................................   $    3,897,324        $   6,094,933
 Trade accounts receivable, less
  allowances of $11,121,683 in 1993 and $8,127,303 in 1992..............................      176,949,035          173,578,915
 Inventories............................................................................      278,620,072          231,229,890
 Prepaid expenses and other current assets..............................................        6,747,470            8,949,157
 Future income tax benefits.............................................................        7,374,562            7,685,399
                                                                                           --------------        -------------
                                             TOTAL CURRENT ASSETS                            473,588,463           427,538,294

PROPERTY, PLANT AND EQUIPMENT
 Land...................................................................................        4,940,279            4,632,352
 Buildings..............................................................................      230,549,534          199,819,245
 Machinery and equipment................................................................      651,282,078          628,262,887
 Construction in progress ..............................................................       11,348,504           29,558,515
                                                                                           --------------        -------------
                                                                                              898,120,395          862,272,999
 Less allowances for depreciation
  and amortization......................................................................     (407,234,556)        (363,493,266)
                                                                                           ==============        =============
                                                                                              490,885,839          498,779,733

OTHER ASSETS                                                                                   52,569,344           38,614,773



















                                                                                           --------------        -------------
                                                                                           $1,017,043,646        $ 964,932,800
                                                                                           ==============        =============

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                    1993               1992
                                                                              --------------       -------------
CURRENT LIABILITIES
 Short-term debt and notes payable.........................................   $   95,187,706       $  54,892,009
 Accounts payable and accrued expenses:
   Trade accounts..........................................................       35,080,704          36,868,004
   Employee compensation ..................................................       15,502,481          14,214,668
   Other...................................................................        8,203,283           5,960,035
                                                                              --------------       -------------
                                                                                  58,786,468          57,042,707
 Income taxes..............................................................       21,471,162           9,838,857
 Current maturities of long-term debt
  and capital lease obligations ...........................................       20,150,437          20,295,904
                                                                              --------------       -------------
                                                  TOTAL CURRENT LIABILITIES      195,595,773         142,069,477

LONG-TERM DEBT AND CAPITAL LEASE
 OBLIGATIONS-less current maturities.......................................      163,333,633         185,499,729

DEFERRED LABILITIES
 Income taxes..............................................................       49,301,746          53,843,554
 Accrued pension and other.................................................       21,161,179          12,894,866
                                                                              --------------       -------------
                                                                                  70,462,925          66,738,420

REDEEMABLE CUMULATIVE PREFERRED STOCK
 Par value $.01 per share; authorized
  10,000,000 shares; issued and
  outstanding 62,210 in 1992.................................................            -0-             622,100

STOCKHOLDERS' EQUITY
 Common Stock, par value $.01 per share;
  authorized 150,000,000 shares;
  issued 41,419,958 shares..................................................         414,200             414,200
 Paid-in capital ...........................................................      49,040,060          49,022,677
 Retained earnings..........................................................     566,789,639         533,660,053
 Treasury Stock (1993-1,014,617 shares;


  1992-609,794 shares)  ....................................................     (23,040,306)         (9,931,764)
 Currency translation adjustment ...........................................      (5,552,278)         (3,162,092)
                                                                              --------------       -------------
                                                                                 587,651,315         570,003,074

COMMITMENTS

                                                                              --------------       -------------
                                                                              $1,017,043,646       $ 964,932,800
                                                                              ==============       =============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended January 1, 1994, January 2, 1993 and January 4, 1992

                                                                                         1993            1992           1991
                                                                                    -------------   -------------   -------------
OPERATING ACTIVITIES
  Net income ...................................................................    $  49,097,861   $  82,237,049   $  56,838,942
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Depreciation and amortization ..............................................       66,226,569      60,444,051      56,594,287
    Deferred income taxes ......................................................       (7,152,811)      4,126,507      (1,752,380)
    Loss (gain) on sale of property, plant and equipment........................        1,152,666         708,079         (78,781)
    Write-down of assets........................................................       34,583,080             -0-             -0-
    Changes in assets and liabilities:
     Accounts receivable........................................................        4,612,635     (36,415,202)     (2,221,468)
     Inventories................................................................      (21,297,900)    (69,652,047)     10,722,707
     Prepaid expenses and other current assets .................................          590,563         159,197        (618,625)
     Accounts payable and accrued expenses .....................................       (4,469,029)     13,141,746     (10,409,714)
     Income taxes payable ......................................................       10,809,586      (3,302,860)       (816,516)
     Pension and other deferred liabilities.....................................        5,667,899       6,122,618       3,198,803
     Other assets...............................................................       (3,768,707)     (1,429,602)       (488,891)
                                                                                    -------------   -------------   -------------
 Net cash flows provided by operating activities................................      136,052,412      56,139,536     110,968,364

INVESTING ACTIVITIES

  Decrease in temporary investments.............................................              -0-      10,073,726       1,660,535
  Acquisition (net of cash acquired) ...........................................      (34,548,300)            -0-             -0-
  Purchase of property, plant and equipment.....................................      (83,979,186)   (109,161,075)    (89,532,073)
  Proceeds from sale of property, plant and equipment...........................        5,609,631       2,981,041       1,620,507
                                                                                    -------------   -------------   -------------
 Net cash used in investing activities .........................................     (112,917,855)    (96,106,308)    (86,251,031)

FINANCING ACTIVITIES
  Payments on notes payable.....................................................         (400,000)     (1,722,786)            -0-
  Short-term borrowing..........................................................       27,700,031     35,253,222        1,535,573
  Payments on long-term debt....................................................      (22,876,277)    (47,861,770)    (12,013,120)
  Long-term borrowings..........................................................              -0-      75,000,000             -0-
  Dividends on Preferred Stock..................................................          (18,262)       (292,177)       (559,568)
  Retirement of Preferred Stock.................................................         (622,100)     (4,962,329)        (15,562)
  Dividends on Common Stock.....................................................      (15,950,013)    (13,837,718)    (12,948,178)
  Distribution of treasury shares ..............................................        2,104,841       2,046,096       1,834,011
  Cost of Common Stock for treasury.............................................      (15,196,000)       (137,046)       (733,701)
                                                                                    -------------   -------------   -------------
 Net cash (used in) provided by financing activities............................      (25,257,780)     43,485,492     (22,900,545)

EFFECT OF EXCHANGE RATE CHANGES ON CASH........................................           (74,386)       (767,862)         39,611
                                                                                    -------------   -------------   -------------
                                                NET (DECREASE) INCREASE IN CASH        (2,197,609)      2,750,858       1,856,399
Cash balance at beginning of year..............................................         6,094,933        3,344,075      1,487,676
                                                                                    -------------   -------------   -------------
Cash balance at end of year....................................................     $   3,897,324   $   6,094,933   $   3,344,075
                                                                                    =============   =============   =============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS EQUITY

RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended January 1, 1994, January 2, 1993 and January 4, 1992

                                                                     1993                   1992                1991
                                                                 -------------         -------------        -------------
COMMON STOCK
                      BALANCE AT BEGINNING AND END OF YEAR       $     414,200         $     414,200        $     414,200
                                                                 =============         =============        =============
PAID-IN CAPITAL
 Balance at beginning of year .............................      $  49,022,677         $  47,383,897        $  48,494,262
 Exercise of stock options.................................             17,383              (270,386)          (1,109,802)
 Retirement of Preferred Stock.............................                -0-                   -0-                 (563)
 Reissuance of Treasury Stock..............................                -0-             1,909,166                  -0-
                                                                 -------------         -------------        -------------
                                     BALANCE AT END OF YEAR      $  49,040,060         $  49,022,677        $  47,383,897
                                                                 =============         =============        =============
RETAINED EARNINGS
Balance at beginning of year ..............................      $ 533,660,053         $ 465,552,899        $ 422,221,703
Net income for the year ...................................         49,097,861            82,237,049           56,838,942
                                                                 -------------         -------------        -------------
                                                                   582,757,914           547,789,948          479,060,645
Cash dividends--preferred stocks...........................             18,262               292,177              559,568
Cash dividends--common stocks
 (1993-$.39; 1992-$.34; 1991-$.32)  .......................         15,950,013            13,837,718           12,948,178
                                                                 -------------         -------------        -------------
                                     BALANCE AT END OF YEAR      $ 566,789,639         $ 533,660,053        $ 465,552,899
                                                                 =============         =============        =============

TREASURY STOCK
 Balance at beginning of year .............................      $   9,931,764         $  13,601,818        $  15,811,931
 Cost of shares acquired (1993-549,360; 1992-4,191;
  1991-28,173)  ...........................................         15,196,000               137,046              733,701
 Shares distributed (1993-144,537; 1992-245,459;
  1991-189,801) ...........................................         (2,087,458)           (3,807,100)          (2,943,814)
                                                                 -------------         -------------        -------------
                                     BALANCE AT END OF YEAR      $  23,040,306         $   9,931,764        $  13,601,818
                                                                 =============         =============        =============
CURRENCY TRANSLATION ADJUSTMENT
 Balance at beginning of year .............................      $  (3,162,092)        $   2,751,721        $   1,034,018
 Translation (loss) gain...................................         (2,390,186)           (5,913,813)           1,717,703
                                                                 -------------         -------------        -------------
                                     BALANCE AT END OF YEAR      $  (5,552,278)        $  (3,162,092)       $   2,751,721
                                                                 =============         =============        =============

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended January 1,1994, January 2,1993 and January 4,1992

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Russell Corporation is a vertically integrated international designer, manufacturer and marketer of leisure apparel, activewear, licensed sports apparel, athletic uniforms, better knit shirts and a comprehensive line of lightweight, yarn-dyed woven fabrics. The Company is considered a single business segment. Apparel products are marketed to sporting goods dealers, department and specialty stores, mass merchandisers, golf pro shops, college bookstores, screen printers, distributors and mail-order houses.
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Russell Corporation and its subsidiaries after the elimination of intercompany accounts and transactions.
ACQUISITION OF THE GAME INC.: On December 23, 1993, the Company acquired The Game Inc. The Game Inc. is a leading designer, producer and marketer of high-quality, licensed sports headwear and apparel for colleges and universities and the four major professional sports leagues (National Football League, National Basketball Association, Major League Baseball, and National Hockey League). The all cash transaction of approximately $35,000,000 was accounted for as a purchase. The excess of the purchase price over the fair value of assets and liabilities acquired of approximately $14,000,000 was recorded as goodwill. The consolidated balance sheet at January 1, 1994 includes the accounts of The Game Inc. The results of operations of The Game Inc. for the year ended January 1, 1994 would not have a material impact on the pro-forma results of operations of the Company.
INVENTORIES: Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out
(LIFO) method. Certain inventories are carried under the First-In, First-Out
(FIFO) method, or the average cost method and were valued at approximately $56,000,000 in 1993 and $24,000,000 in 1992.
  Inventories are summarized as follows:

                                                                        1993              1992
                                                                   -------------     -------------
Finished goods ................................................    $ 243,875,628     $ 198,188,934
Work-in-process................................................       30,381,653        36,506,342
Raw materials and supplies ....................................       41,102,626        43,100,321
                                                                   -------------     -------------
                                                                     315,359,907       277,795,597
                                                                   =============     =============
Less LIFO reserve..............................................       36,739,835        46,565,707
                                                                   -------------     -------------
                                                         TOTALS    $ 278,620,072     $ 231,229,890
                                                                   =============     =============

PROPERTY, PLANT AND EQUIPMENT: Provision for depreciation of the principal items of property, plant and equipment (recorded at cost), including those items held under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives. OTHER ASSETS: Included in other assets is goodwill of approximately $30,000,000 and $24,000,000 which is net of accumulated amortization of $3,100,000 and $3,700,000 in 1993 and 1992, respectively, and an investment of approximately $18,200,000 and $13,700,000 in real estate developments in 1993 and 1992, respectively. Goodwill is being amortized over twenty-five years on a straight-line basis. The carrying value is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfalls of cash flows. INCOME TAXES: Effective January 3, 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement 109, "Accounting for Income Taxes". Under Statement 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The impact of adopting Statement 109 was not material and, as permitted by Statement 109, prior years' financial statements have not been restated. The Company had previously recorded income tax expense under the deferred method, whereby timing differences were recorded at the tax rates in effect for the year in which the differences arose and were not adjusted for tax rate changes.
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: FASB Statement No. 106,
"Employers' Accounting for Postretirement Benefits Other Than Pensions" (Standard), requires that employers providing postemployment benefits, other than pension benefits, accrue the cost of those benefits over the service lives of the employees expected to be eligible to receive such benefits. Effective January 3, 1993, the Company adopted the Standard, and elected to immediately expense the present value of the past service obligation, which was not material. Such costs were previously recognized on a "pay as you go" basis. CONCENTRATIONS OF CREDIT RISK AND FINANCIAL INSTRUMENTS: Financial instruments which subject the Company to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising the Company's customer base. Management believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts. The carrying value of accounts receivable approximates its market value at January 1, 1994.
  Sales to a major customer and its affiliates represented 16.1% and 12.9% of the Company's net sales for the years ended January 1, 1994 and January 2, 1993, respectively. Accounts receivable from this customer represented 12.7% and 11.2% of the Company's net accounts receivable at January 1, 1994 and January
2, 1993, respectively.
  The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Gains and losses on these hedges

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

NOTE 1--CONTINUED

are matched to inventory purchases and reflected in cost of sales as such inventory is sold.
  At January 1, 1994, the Company had outstanding letters of credit of approximately $12,200,000 for the purchase of inventory.
EARNINGS PER COMMON SHARE: Earnings per common share are computed by using the average number of shares of Common Stock outstanding, plus equivalent shares (employee stock options) with net income adjusted for Preferred Stock dividends. Earnings per common share, assuming full conversion, have not been reported since any difference is minimal.
FISCAL YEAR: The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks, as was the case for 1991. Fiscal years 1993, 1992 and 1991 ended on January 1, 1994, January 2, 1993 and January 4, 1992, respectively.

NOTE 2--WRITE-DOWN OF ASSETS

  During the third quarter of 1993, the Company completed a strategic review of its operations and concluded that certain property, plant and equipment and goodwill had a net realizable value substantially less than the book value of such assets. As a result, during the third quarter, the Company recognized a noncash, pre-tax charge totaling approximately $35 million, which principally involved the Company's textile operations and its Cross Creek Apparel, Inc. subsidiary. The charge included a write-off of $7 million in goodwill associated with its 1988 purchase of Cross Creek Apparel, Inc. The remaining charges were for property, plant and equipment primarily used to manufacture fabrics that go into higher priced specialty markets including placket shirts, slacks, dress shorts, and dress shirts. The Company overestimated the market's potential for these items as volumes did not materialize. Implementation of the results of the Company's strategic review will result in reduced pre-tax depreciation and amortization charges of approximately $5 million per year and will have an immaterial impact on net sales.

NOTE 3--LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
Long-term debt and capital lease obligations include the following:

                                                                                          1993              1992
                                                                                     -------------     -------------
Notes payable to financial institutions:
 8.83% notes due annually through 1999.............................................  $  64,300,000     $  75,000,000
 6.72% notes due annually 1996 through 2002........................................     75,000,000        75,000,000
 8.01% notes due annually through 1997.............................................     34,500,000        43,000,000
 5.00% to 12.6% notes due through 1996 ............................................      1,087,577         3,945,282
Capital lease obligations (3.25% to 6.0%) due annually through 2002................      8,596,493         8,850,351
                                                                                     -------------     -------------
                                                                                       183,484,070       205,795,633
Less current maturities............................................................     20,150,437        20,295,904
                                                                                     -------------     -------------
                                                   TOTALS                            $ 163,333,633     $ 185,499,729
                                                                                     =============     =============

  The notes are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness, liens or leases; acquiring investments; retirement of capital stock and the maintenance of working capital. At January 1, 1994, $137,725,858 of retained earrings was unrestricted for payment of dividends.
  The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The property collateralized under the capital lease obligations is included in property, plant and equipment with a net carrying value of $7,575,432 and $8,194,990 at January 1, 1994 and January 2, 1993, respectively.
  The following summarizes the maturities of long-term debt and capital lease obligations: 1994--$20,150,437;1995--$19,394,677; 1996--$31,203,242;1997--
$31,864,286;1998--$22,564,286; and thereafter 58,307,142.
  At January 1, 1994, the Company had outstanding an interest rate swap agreement. Under the agreement the Company receives a fixed rate of 6.14% on $75 million and pays a floating-rate based upon LIBOR as determined at six-month intervals. The transaction effectively changes a portion of the Company's interest rate exposure from a fixed rate to a floating-rate basis.
  The carrying value of the Company's short-term borrowing approximates their fair value. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of such instruments approximates their fair value at January 1, 1994.

NOTE 4--SHORT-TERM DEBT AND NOTES PAYABLE
  The Company may borrow up to $213 million under informal line of credit arrangements with six banks, on such terms as the Company and the banks may mutually agree. Generally, the arrangements may be cancelled by either party at any time. At January 1, 1994, amounts outstanding under the line of credit arrangements totaled $77,147,000. The average interest rates of bank borrowing during 1993, 1992 and 1991 were 3.5%, 3.7% and 7.3%, respectively.
  At January 2, 1993, the Company had outstanding commercial paper in the amount of $12,880,000. The commercial paper program was discontinued in 1993 and no amounts were outstanding at January 1, 1994.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

NOTE 5--QUALIFIED NONCONTRIBUTORY PENSION AND RETIREMENT PLAN
  The Company has a qualified noncontributory pension plan covering substantially all of its employees. The benefits are based upon years of service and the employees' highest consecutive five years of compensation during the last ten years of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

 Net Pension cost included the following components:                              1993             1992             1991
                                                                              -----------      -----------       ------------
Service cost.............................................................     $ 4,708,930      $ 4,049,195       $  3,822,313
Interest cost ...........................................................       6,181,603        5,479,499          5,493,034
Actual return on plan assets.............................................      (5,067,652)      (2,075,773)       (20,998,948)
Net amortization and deferral............................................      (2,688,432)      (5,254,102)        14,139,085
                                                                              -----------      -----------       ------------
                                                         NET PENSION COST     $ 3,134,449      $ 2,198,819       $  2,455,484
                                                                              ===========      ===========       ============

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

                                                                            1993              1992
                                                                       -------------     -------------
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested
  benefits of $66,025,320 and $54,815,866, respectively............    $ (70,967,887)    $ (59,520,714)
                                                                       =============     =============

Projected benefit obligation.......................................    $ (90,572,471)    $ (77,975,641)
Plan assets at fair value .........................................       90,912,913        89,935,238
                                                                       -------------     -------------
Over funded status ................................................          340,442        11,959,597
Unrecognized net gain..............................................      (10,316,763)      (18,508,180)
Unrecognized prior service cost ...................................        5,503,205         5,888,176
Unrecognized net transition asset .................................       (7,090,802)       (7,769,062)
                                                                       -------------     -------------
                                            ACCRUED PENSION EXPENSE    $ (11,563,918)    $  (8,429,469)
                                                                       =============     =============

  Plan assets at January 1, 1994, are invested primarily in U.S. government securities and listed corporate bonds and stocks, including common stock of the Company having a market value of $16,977,120. The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.25% in 1993 and 7.75% in 1992 and 1991. The rates of increase in future compensation levels were 4.0% in 1993 and 4.5% in 1992 and 1991. The expected long-term rate of return on plan assets was 8.75% in 1993, 1992 and 1991.

NOTE 6 -- INCOME TAXES
Significant components of the provision for income taxes are as follows:

                                      LIABILITY METHOD                                Deferred Method
                              -----------------------------     -----------------------------------------------------------
                                           1993                             1992                         1991
                              -----------------------------     --------------------------    -----------------------------
                                 CURRENTLY                        Currently                    Currently
                                  PAYABLE       DEFERRED           Payable      Deferred        Payable          Deferred
                              -----------------------------     ------------   -----------    ------------   --------------
Federal....................   $ 36,091,121    $ (6,658,202)     $ 38,779,296   $ 3,754,318    $ 32,067,708     $ (1,717,595)
State......................      2,681,055        (494,609)        4,363,691       372,189       3,711,672          (34,785)
                              ------------    ------------      ------------   -----------    ------------     ------------
                     TOTALS   $  38,772176    $ (7,152,811)     $ 43,142,987   $ 4,126,507    $ 35,779,380     $ (1,752,380)
                              ============    ============      ============   ===========    ============     ============

The components of deferred income tax (benefit) expense for 1992 and 1991 are as follows:
                                                                                     1992           1991
                                                                                ------------   ------------
Depreciation...............................................................     $  6,611,706   $   (421,710)
Provision for bad debts ...................................................         (246,407)      (221,052)
Pension and employee benefits..............................................         (802,805)      (942,406)
Inventory..................................................................       (1,192,462)       429,822
Other-net..................................................................         (243,525)      (597,034)
                                                                                ------------   ------------
                                                                     TOTALS     $  4,126,507   $ (1,752,380)
                                                                                ============   ============

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

NOTE 6--INCOME TAXES--(CONTINUED)
  The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% (34% for 1992 and 1991) to income before income taxes to total income tax expense is:

                                                                        LIABILITIES           Deferred Method
                                                                        -----------     -----------------------------
                                                                             1993           1992             1991
                                                                        ------------    ------------     ------------
Taxes at statutory rate on pre-tax income ............................  $ 28,251,029    $ 44,032,225     $ 30,894,420
State income taxes, net of federal income tax benefit ................     1,421,190       3,113,859        2,418,796
Goodwill..............................................................     2,728,900         368,799          381,401
Adoption of FASB Statement 109........................................    (1,988,705)            -0-              -0-
Effect of tax rate change on temporary differences....................     1,183,411             -0-              -0-
Other-net.............................................................        23,540        (245,389)         332,383
                                                                        ------------    ------------     ------------
                                                                TOTALS  $ 31,619,365    $ 47,269,494     $ 34,027,000
                                                                        ============    ============     ============

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets, as of January 1, 1994, are as follows:

Deferred tax liabilities:
 Property, plant and equipment.......................................................    $  50,873,048
 Other ..............................................................................            4,247
                                                                                         -------------
                                                       TOTAL DEFERRED TAX LIABILITIES       55,120,548
                                                                                         =============
Deferred tax assets:
 Pension and post-employment obligations ............................................        6,128,970
 Inventory ..........................................................................        2,582,411
 Accounts receivable.................................................................        2,704,763
 Employee benefits...................................................................        1,777,220
 Capital loss and credit carryforwards ..............................................        1,696,984

Total deferred tax assets............................................................       14,890,348
Valuation allowance for deferred tax assets .........................................       (1,696,984)
                                                                                         -------------
                                                              NET DEFERRED TAX ASSETS       13,193,364
                                                                                         -------------
                                                         NET DEFERRED TAX LIABILITIES    $  41,927,184
                                                                                         =============

NOTE 7--STOCK RIGHTS PLAN AND STOCK OPTION PLAN

  On October 25, 1989, the Board of Directors declared a dividend of one Right for each share of Common Stock outstanding which, when exercisable, entitles the holder to purchase a unit of one one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $85. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding Common Stock by a third-party or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of Common Stock for each Right held at a significant discount to market. The Rights will expire on October 25, 1999, unless redeemed earlier by the Company at $.01 per Right under certain circumstances.
  During 1993, the Company's shareholders approved the 1993 Executive Long-Term Incentive Plan (1993 Plan). Persons eligible to participate in the 1993 Plan include all officers and key employees of the Company and its subsidiaries.
The 1993 Plan permits the issuance of awards in several forms including restricted stock, incentive stock options, non-qualified stock options, stock appreciation rights and performance shares and performance unit awards. During 1993, no stock appreciation rights or performance shares and performance unit awards were granted under the 1993 Plan.
  Under the 1993 Plan and predecessor stock option plans, a total of 3,023,068 shares of Common Stock are reserved for issuance. The options are granted at a price equal to the stock's fair market value at date of grant. The options are exercisable two years after the date of grant and expire ten years after the date of grant. The following table summarizes the status of options under the 1993 Plan and predecessor plans:

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES


NOTE 7--STOCK RIGHTS PLAN AND STOCK OPTION PLAN--(CONTINUED)

                                                   1993                           1992                        1991
                                       ----------------------------     ---------------------     ---------------------------
                                          NUMBER             OPTION       Number       Option      Number             Option
                                        OF SHARES            PRICE      of Shares      Price      of Shares           Price
                                       -----------         --------     ----------    -------     ---------          --------
Outstanding.......................       1,253,068         $  16.81      1,171,205    $  8.88     1,340,002          $   8.88
                                                               to                         to                              to
                                                           $  29.00                   $ 29.00                           29.00
Exercisable.......................       1,023,068         $  16.81        631,795    $  8.88       779,202          $   8.88
                                                               to                         to                              to
                                                           $  29.00                   $ 22.06                        $  22.06
Granted...........................         230,000         $  27.50            -0-    $   .00       560,800          $  26.38

                                                                                                                     $  29.00
Exercised.........................         144,537         $   8.88        149,297    $  8.88       189,706          $   4.45
                                                               to                         to                              to
                                                           $  26.38                   $ 22.06                        $  16.81
Cancelled.........................           3,600         $  26.38         19,500    $ 22.06           -0-          $    .00
                                                                                          to
                                                                                      $ 29.00
Available for future grants.......       1,770,000                         448,260                  428,760

NOTE 8--CASH FLOWS
SUPPLEMENTAL CASH FLOW INFORMATION: Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

                                              1993            1992         1991
                                         ------------    ------------   ------------
Interest..............................   $ 18,087,866    $ 15,812,548   $ 18,014,521

Income taxes..........................     29,630,833      42,491,105     35,239,054




  Excluded from the consolidated statements of cash flows was the effect of the exchange of the Company's Common Stock rn the amount of $3,399,785 for a company acquired in 1992.

NOTE 9--COMMITMENTS
At January 1, 1994, the Company had commitments for the acquisition of property and equipment totaling $6,795,000 and was committed under noncancelable operating leases with initial or remaining terms of one year or more to minimum rental payments agregating $9,547,082, summarized by fiscal year periods as follows: 1994--$2,587,086; 1995--$2,113,557; 1996--1,613,107; 1997--$1,401,167;
1988--$953,313 and thereafter--$878,852.

Lease and rental expense for fiscal years 1993, 1992, and 1991 was $6,724,000, $5,774,000, and $5,660,000, respectively.

NOTE 10--SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
  The following is a summary of unaudited quarterly results of operations:

Year ended January 1, 1994:

                                                              Quarter Ended
                                           --------------------------------------------------
                                             April 4       July 4     October 3     January 1
                                           --------------------------------------------------
                                               (Thousands of dollars, except per share data)
Net sales ...............................   $ 204,654    $ 209,061    $ 266,622    $ 250,450
Gross profit .............................     70,651       66,384       89,021       91,406
Write-down of assets .....................        -0-          -0-      (34,583)         -0-
Net income (loss) ........................     16,033       12,699       (3,759)      24,125
Net income (loss) per common and
 common equivalent share .................       $.39         $.31        ($.09)        $.59

Year ended January 2, 1993:

                                                          Quarter Ended
                                       -----------------------------------------------------
                                         April 5      July 5      October 4    January 2
                                       -----------------------------------------------------
                                         (Thousands of dollars, except per share data)
Net sales............................  $ 196,162    $ 186,713    $ 259,341    $ 256,920
Gross profit ........................     66,903       60,104       88,867       90,426
Net income...........................     15,467       12,436       23,957       30,377
Net income per common and
 common equivalent share ............       $.37         $.30         $.58         $.74

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Russell Corporation

 We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of January 1, 1994 and January 2, 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ending January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at January 1, 1994 and January 2, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.

                                                      ERNST & YOUNG


Birmingham, Alabama
January 26, 1994


DIVIDEND AND MARKET INFORMATION

  The Common Stock of Russell Corporation is traded on the New York Stock Exchange and other regional exchanges under the symbol RML. The range of high and low prices of the Common Stock and the dividends per share paid during each calendar quarter of the last two years are presented below:

                                                                            Market Price
                                                                   -------------------------------
                                                  Dividend         High         Low          Close
                                                -----------        -------------------------------
             First..........................      $.09             $36.87       $30.62
             Second.........................       .10              35.87        28.00
1993         Third..........................       .10              30.25        27.00
             Fourth.........................       .10              29.00        26.00
                                                -----------
                                                  $.39                                      $28.25


             First.........................       $.08             $40.37       $33.50
             Second........................        .08              38.50        31.25
1992         Third.........................        .09              34.00        30.50
             Fourth........................        .09              32.75        27.75
                                                -----------
                                                  $.34                                      $31.37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


COMPARATIVE PERFORMANCE, 1993 VS. 1992
   Net sales for 1993 increased 4% to $930,787,000, an all-time high for the Company. Sales benefitted from higher unit volumes of teamwear and fleece apparel and improved average selling prices of teamwear and of T-shirts, which resulted from a product mix shift. These improvements were partially offset by lower average selling prices of fleece and placket shirts and lower unit volumes of T-shirts and placket shirts. International sales grew 44% and represented 7.5% of the Company's 1993 net sales.
   Gross margin remained the same for the year at 34.1%. Improved manufacturing efficiencies and lower raw material cost offset lower production volume and pricing pressure brought on by slow economic growth and overcapacity in the activewear industry.
   Selling, general and administrative expenses were 19.9% of net sales compared to 18.0% in 1992. The increase reflects aggressive brand-building activities, including a 37% increase in advertising. Royalty payments increased as a result of new sales of certain licensed sports apparel and the chic(R) brand. The Company also continued to build its international sales
   Interest expense increased due to higher short-term debt levels used to support increased working capital assets, principally inventory. Excluding acquisitions, inventories increased 9%. This compares favorably to increases experienced by most other activewear manufacturers whose inventories were at higher levels compared to last year.
   During the third quarter of 1993, the Company completed a strategic review of its operations and concluded that certain property, plant and equipment (PP&E) and goodwill had a net realizable value substantially less than the book value of such assets. As a result, during the third quarter, the Company recognized a non-cash, pre-tax charge totaling approximately $35 million, which principally involved the Company's textile operations and Cross Creek Apparel, Inc. The charge included a write-off of $7 million in goodwill associated with the 1988 purchase of Cross Creek Apparel, Inc. which was deemed unrecoverable based upon a forecast of the subsidiary's undiscounted cash flows. The remaining charges were for PP&E primarily used to manufacture fabrics that go into higher priced specialty markets including placket shirts, slacks, dress shorts, and dress shirts. The Company overestimated the market potential for these items as volumes did not materialize. Implementation of the results of the Company's strategic review is expected to be completed in 1994 and will result in reduced pre-tax depreciation and amortization charges of approximately $5 million per year and will have an immaterial impact on sales.
   The increase in the effective tax rate in 1993 to 39.1% from 36.5% reflects both the federal income tax rate increase from 34% to 35% effective retroactively to January 1, 1993, and a $1,200,000 increase to net deferred tax liabilities as a result of the tax rate change. Also, the effective tax rate increased as a result of a write-off of goodwill discussed above which is not deductible in arriving at taxable income in the current year and will not be recoverable in future years.
   Effective January 3, 1993, the Company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and No. 109, "Accounting for Income Taxes." The effect of these accounting changes on income was not material in 1993 and is not expected to be material in future years.
   Consistently strong cash flows and a strong balance sheet demonstrate the Company's sound financial condition. The combination of net income plus non-cash charges, $144 million in 1993, continued to be a major source of funds. Net income plus non-cash charges, along with short-term borrowing, primarily provided cash requirements for normal capital expenditures, working capital needs, dividend payments, treasury share purchases, acquisitions, and repayment of debt. At year-end 1993, the Company maintained $213 million in informal lines of credit. The ratio of long-term debt as a percentage of total capital employed

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

was 21.7% vs. 24.6% in 1992. No long-term debt or equity issues are anticipated in 1994.
   Cash expenditures for capital projects were $84 million compared to $109 million in 1992. This brought the five-year total to $484 million. Capital expenditures are expected to be approximately $60 million in 1994 as the Company continues to focus on productivity and quality gains through modernization of manufacturing and distribution processes and customer service activities.
   Acquisitions totaled $35 million in 1993 with the cash purchase of The Game Inc., a leading producer of licensed sports headwear and apparel. There were no material acquisitions in 1992.
   Common stock repurchases totaled $15,196,000 in 1993, representing 549,360 shares, compared to 4,191 shares at a cost of $137,046 in 1992. At year-end 1993, approximately 1.7 million additional shares could be purchased under current Board authorization. All of the Company's Preferred Stock was redeemed in 1993.

COMPARATIVE PERFORMANCE, 1992 VS. 1991
   Sales and earnings were at record levels in 1992. Sales reached $899,136,000, an increase of 12% over 1991. This increase was attributable to both positive unit growth and improved selling prices. International sales increased 43%, reflecting successful efforts in developing international markets for Russell products.
   Gross margin of 34.1% improved over the prior year's depressed level of 31.2%. This improvement was driven by improved pricing, lower raw material costs and higher production volumes. The depressed gross margin in 1991 resulted from lower selling prices and reduced production schedules caused by slower business activity during the first half of that year.
   Selling, general and administrative expenses rose 13% in both 1991 and 1992. While the percentage increase remained constant, actual dollar growth in 1992 reflected higher advertising for brand awareness, start-up cost associated with a new warehouse and shipping facility, increased royalty payments from adding Major League Baseball sales to the product line, and additional expenses for domestic and international infrastructure growth. Selling, general and administrative expenses grew as a percent of sales from 17.7% in 1991 to 18.0% in 1992 as these expenses grew faster than sales.
   Interest expense declined as a result of lower interest rates and the repayment of long-term debt. The effective tax rate in 1992 declined from 37.4% to 36.5% as the Company's European operations turned profitable.
   At January 2, 1993, the ratio of current assets to current liabilities was 3:1 compared to 4.6:1 the previous year. The twelve-month average collection period for trade receivables was 63 days in 1992 compared to 62 days in 1991. Inventories increased year-over-year, as planned, principally due to higher cotton inventories and finished goods for entry into new markets and improved customer service.
   The combination of net income plus non-cash charges, $143 million in 1992, continued to be a major source of capital. Cash flows from financing activities included the issuance of $75 million of 6.72% senior notes due in 2002. At year-end 1992, the Company maintained $175 million in informal lines of credit. The ratio of long-term debt and Preferred Stock as a percentage of total capital employed was 24.6% vs. 27.0% in 1991. A majority of the Company's Preferred Stock was redeemed in 1992 when the rate on the Preferred Stock dividend was reset at market rates.
   Cash expenditures for capital projects were $109 million and were used principally to expand spinning, dyeing and finishing, sewing, distribution, and customer service capabilities.

IMPACT OF INFLATION AND CHANGING PRICES
   Although inflation has remained relatively low in recent years, it is still a factor in our economy and the Company continues to employ various means to cope with its impact. The Company uses the LIFO method of accounting for the majority of its inventories. Under this method, the cost of products sold reported in the financial statements approximates current cost and thus reduces the distortion in reporting income due to increasing costs. The charges to operations for depreciation represent the allocation of historical costs incurred over the past years, which in most instances were less than if they had been based upon the current cost of productive capacity being utilized.

FINANCIAL REVIEW

RUSSELL CORPORATION AND SUBSIDIARIES

(Dollar amounts in thousands, except per share data)

- - - - - - - - - ---------------------------------------------------------------------------------------------------------------
                                                                        1993           1992           1991
- - - - - - - - - ---------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales .......................................................   $  930,787     $  899,136      $  804,585
Cost of goods sold...............................................      613,324        592,837         553,160
Interest expense.................................................       16,948         15,841          18,097
Income before income taxes (c)  .................................       80,717        129,507          90,866
Income taxes.....................................................       31,619         47,269          34,027
Net income applicable to common shares (c) ......................       49,080         81,945          56,279
- - - - - - - - - ---------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization....................................   $   66,227     $   60,444      $   56,594
Net income plus depreciation and amortization ...................      115,307        142,389         112,873
Capital expenditures ............................................       83,979        109,161          89,532
Working capital..................................................      277,993        285,469         255,392
Long-term debt and redeemable preferred stock....................      163,334        186,122         185,923
Stockholders' equity.............................................      587,651        570,003         502,501
Capital employed.................................................      750,985        756,125         688,424
Total assets.....................................................    1,017,044        964,933         818,220
- - - - - - - - - ---------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA (A)
Net income (c) ..................................................   $     1.19     $     1.99      $     1.38
Dividends........................................................          .39            .34             .32
Book value.......................................................        14.54          13.97           12.39
Price range:
  High...........................................................        36.87          40.37           36.25
  Low............................................................        26.00          27.75           19.75
- - - - - - - - - --------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times: receivables (b) ................................          5.3            5.8             5.9
          inventories (b) .......................................          3.7            4.6             4.8
          capital employed (b)  .................................          1.2            1.2             1.2
Interest coverage (c) ...........................................          5.8            9.2             6.0
Income before income taxes as percent of sales (c) ..............          8.7%          14.4%           11.3%
Net income as percent of sales (c)  .............................          5.3%           9.1%            7.0%
Net income as percent of stockholders' equity (b,(c).............          8.5%          15.3%           11.7%
- - - - - - - - - ---------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding (a) (000's omitted) ...............       40,405         40,810          40,569
Approximate number of common shareowners ........................       13,000         13,000          18,000

(a) Adjusted for a stock distribution in 1986
(b) Average of amounts at beginning and end of fiscal year
(c) Fiscal 1993 includes a non-cash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was $.56 per common share.

            1990       1989       1988       1987       1986       1985       1984
         ---------------------------------------------------------------------------
         $ 713,812  $ 687,954  $ 531,136  $ 479,880  $ 437,520  $ 385,433  $ 353,025
           461,281    457,875    344,109    316,738    284,965    268,806    246,059
            18,885     15,643      8,788      6,892      4,051      3,801      5,357
           109,672    102,728     85,793     80,145     80,382     51,951     47,988
            41,725     37,994     32,028     33,811     37,100     22,339     20,075
            67,378     64,163     53,728     46,334     43,282     29,612     27,913
         ---------------------------------------------------------------------------

         $  52,539  $  45,633  $  33,368  $  26,039  $  22,850  $  19,955  $  17,580
           119,917    109,796     87,096     72,373     66,132     49,567     45,493
           113,617     87,410    118,476     77,502     40,113     31,920     31,941
           249,683    267,178    124,263    162,931    148,188    135,540    100,840
           196,857    210,470     90,023     73,545     38,043     41,849     25,770
           456,352    402,216    345,086    279,611    248,347    219,733    195,910
           653,209    612,686    435,109    353,156    286,390    261,582    221,680
           794,521    720,806    560,969    445,252    351,041    322,161    289,273
         ---------------------------------------------------------------------------

         $    1.65  $    1.57  $    1.36  $    1.17  $    1.08  $     .74  $     .70
               .32        .28        .23       .192        .16        .15        .15
             11.29       9.95       8.55       7.16       6.33       5.55       4.96

             31.00      26.50      17.75      20.50      19.62      10.00       9.00
             16.00      15.62      11.37      10.62       9.31       6.81       5.62
         ---------------------------------------------------------------------------

               5.3        5.9        5.6        5.8        6.0        5.7        5.4
               5.1        6.8        6.4        6.9        6.6        5.7        5.2
               1.1        1.3        1.3        1.5        1.6        1.6        1.7
               6.8        7.6       10.8       12.6       20.8       14.7       10.0
              15.4%      14.9%      16.2%      16.7%      18.4%      13.5%      13.6
               9.4%       9.3%      10.1%       9.7%       9.9%       7.7%       7.9
              15.7%      17.2%      17.2%      17.6%      18.5%      14.2%      15.1
         ---------------------------------------------------------------------------

            40,407     40,427     40,360     39,050     39,214     39,573     39,476
            18,000     18,000     18,000     18,600     13,600     11,600     11,500
