Form 10-K405, Exhibit 13
RUSSELL CORP
filed 1995-03-31
CIK 85812

                                                                    Exhibit (13)





                        1994 ANNUAL REPORT SHAREHOLDERS

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
RUSSELL CORPORATION AND SUBSIDIARIES

December 31, 1994 and January 1, 1994


                                                                                                1994                  1993
                                                                                         -----------------     -----------------
ASSETS

CURRENT ASSETS
   Cash.............................................................................     $       4,141,481     $       3,897,324
   Trade accounts receivable, less
     allowances of $10,457,841 in 1994 and $11,121,683 in 1993......................           211,976,139           176,949,035
   Inventories......................................................................           279,393,299           278,620,072
   Prepaid expenses and other current assets........................................             7,087,498             6,747,470
   Future income tax benefits.......................................................             8,277,169             7,374,562
                                                                                         -----------------     -----------------
                                                                TOTAL CURRENT ASSETS           510,875,586           473,588,463

PROPERTY, PLANT AND EQUIPMENT
   Land.............................................................................            10,442,824             4,940,279
   Buildings........................................................................           238,338,807           230,549,534
   Machinery and equipment..........................................................           684,835,099           651,282,078
   Construction in progress.........................................................             5,860,283            11,348,504
                                                                                         -----------------     -----------------
                                                                                               939,477,013           898,120,395
   Less allowances for depreciation
     and amortization...............................................................          (472,433,255)         (407,234,556)
                                                                                         -----------------     -----------------
                                                                                               467,043,758           490,885,839

OTHER ASSETS                                                                                    68,657,883            52,569,344





                                                                                         -----------------    -----------------
                                                                                         $   1,046,577,227     $   1,017,043,646
                                                                                         =================     =================

                                                                                                1994                  1993
                                                                                         -----------------     -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term debt and notes payable................................................     $     97,941,500      $     95,187,706
   Accounts payable and accrued expenses:
       Trade accounts...............................................................           45,004,391            35,080,704
       Employee compensation........................................................           20,228,234            15,502,481
       Other........................................................................           11,074,632             8,203,283
                                                                                         -----------------     -----------------
                                                                                               76,307,257            58,786,468
   Income taxes.....................................................................            6,823,751            21,471,162
   Current maturities of long-term debt
     and capital lease obligations..................................................           19,472,889            20,150,437
                                                                                         -----------------     -----------------
                                                           TOTAL CURRENT LIABILITIES          200,545,397           195,595,773

LONG-TERM DEBT AND CAPITAL LEASE
   OBLIGATIONS--less current maturities..............................................         144,162,822           163,333,633

DEFERRED LIABILITIES
   Income taxes.....................................................................           50,840,056            49,301,746
   Pension and other................................................................           22,366,874            21,161,179
                                                                                         -----------------     -----------------
                                                                                               73,206,930            70,462,925

STOCKHOLDERS' EQUITY
   Common Stock, par value $.01 per share;
     authorized 150,000,000 shares;
     issued 41,419,958 shares.......................................................              414,200               414,200
   Paid-in capital..................................................................           53,511,162            49,040,060
   Retained earnings................................................................          628,835,959           566,789,639
   Treasury Stock (1994-1,730,889 shares;
     1993-1,014,617 shares).........................................................          (48,598,010)          (23,040,306)
   Currency translation adjustment..................................................           (5,501,233)           (5,552,278)
                                                                                         -----------------     -----------------
                                                                                              628,662,078           587,651,315

COMMITMENTS




                                                                                         -----------------     -----------------
                                                                                         $   1,046,577,227     $   1,017,043,646
                                                                                         =================     =================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended December 31, 1994, January 1, 1994 and January 2, 1993

                                                                         1994                  1993                 1992
                                                                  -----------------     ----------------     ----------------
Net sales....................................................     $   1,098,259,041     $    930,786,539     $    899,136,495
Cost of goods sold...........................................           739,699,638          613,324,466          592,836,566
                                                                  -----------------     ----------------     ----------------
                                                                        358,559,403          317,462,073          306,299,929
Selling, general and
   administrative expenses...................................           213,025,400          185,107,319          161,655,145
Write-down of assets.........................................                   -0-           34,583,080                  -0-
                                                                  -----------------     ----------------     ----------------
                                                                        145,534,003           97,771,674          144,644,784
Other deductions (income):
   Interest expense..........................................            19,434,299           16,948,170           15,841,273
   Other--net................................................            (1,485,405)             106,278             (703,032)
                                                                  -----------------     ----------------     ----------------
                                                                         17,948,894           17,054,448           15,138,241
                                                                  -----------------     ----------------     ----------------
                                   INCOME BEFORE INCOME TAXES           127,585,109           80,717,226          129,506,543

Provision for income taxes:
   Currently payable.........................................            48,123,394           38,772,176           43,142,987
   Deferred..................................................               635,703           (7,152,811)           4,126,507
                                                                  -----------------     ----------------     ----------------
                                                                         48,759,097           31,619,365           47,269,494
                                                                  -----------------     ----------------     ----------------
                                                   NET INCOME            78,826,012           49,097,861           82,237,049

Preferred Stock dividends....................................                   -0-               18,262              292,177
                                                                  -----------------     ----------------     ----------------

                                     NET INCOME APPLICABLE TO
                                          COMMON SHAREHOLDERS     $      78,826,012     $     49,079,599     $     81,944,872
                                                                  =================     ================     ================

Net income per common and common
   equivalent share..........................................     $            1.96     $           1.19     $           1.99
                                                                  =================     ================     ================

See notes to consolidated financial statements.

                                            CONSOLIDATED STATEMENTS OF CASH FLOW
--------------------------------------------------------------------------------
                                            RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended December 31, 1994, January 1, 1994 and January 2, 1993

                                                                        1994                  1993                1992
                                                                  ----------------     ----------------     ----------------
OPERATING ACTIVITIES
     Net income..............................................     $     78,826,012     $     49,097,861     $     82,237,049
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation and amortization.......................           67,041,355           66,226,569           60,444,051
         Deferred income taxes...............................              635,703           (7,152,811)           4,126,507
         (Gain) loss on sale of property, plant and equipment             (609,506)           1,152,666              708,079
         Write-down of assets................................                  -0-           34,583,080                  -0-
         Changes in assets and liabilities:
          Accounts receivable................................          (30,760,052)           4,612,635          (36,415,202)
          Inventories........................................            2,474,302          (21,297,900)         (69,652,047)
          Prepaid expenses and other current assets..........              (45,179)             590,563              159,197
          Other assets.......................................           (8,218,968)          (3,768,707)          (1,429,602)
          Accounts payable and accrued expenses..............            8,728,321           (4,469,029)          13,141,746
          Income taxes payable...............................          (14,647,411)          10,809,586           (3,302,860)
          Pension and other deferred liabilities.............            1,955,307            5,667,899            6,122,618
                                                                  ----------------     ----------------     ----------------
   Net cash provided by operating activities.................          105,379,884          136,052,412           56,139,536
INVESTING ACTIVITIES
     Decrease in temporary investments.......................                  -0-                  -0-           10,073,726
     Acquisition (net of cash acquired)......................                  -0-          (34,548,300)                 -0-
     Purchase of property, plant and equipment...............          (38,561,906)         (83,979,186)        (109,161,075)
     Proceeds from sale of property, plant and equipment.....            1,820,795            5,609,631            2,981,041
                                                                  ----------------     ----------------     ----------------
   Net cash used in investing activities.....................          (36,741,111)        (112,917,855)         (96,106,308)
FINANCING ACTIVITIES
     Payments on notes payable...............................           (4,562,010)            (400,000)          (1,722,786)
     Short-term borrowings...................................            5,547,326           27,700,031           35,253,222
     Payments on long-term debt..............................          (21,863,175)         (22,876,277)         (47,861,770)
     Long-term borrowings....................................                  -0-                  -0-           75,000,000
     Dividends on Preferred Stock............................                  -0-              (18,262)            (292,177)
     Retirement of Preferred Stock...........................                  -0-             (622,100)          (4,962,329)
     Dividends on Common Stock...............................          (16,779,692)         (15,950,013)         (13,837,718)
     Distribution of treasury shares.........................            3,151,244            2,104,841            2,046,096
     Cost of Common Stock for treasury.......................          (33,750,145)         (15,196,000)            (137,046)
                                                                  ----------------     ----------------     ----------------
   Net cash (used in) provided by financing activities.......          (68,256,452)         (25,257,780)          43,485,492
EFFECT OF EXCHANGE RATE CHANGES ON CASH......................             (138,164)             (74,386)            (767,862)
                                                                  ----------------     ----------------     ----------------
                              NET INCREASE (DECREASE) IN CASH              244,157           (2,197,609)           2,750,858
Cash balance at beginning of year............................            3,897,324            6,094,933            3,344,075
                                                                  ----------------     ----------------     ----------------
Cash balance at end of year..................................     $      4,141,481     $      3,897,324     $      6,094,933
                                                                  ================     ================     ================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended December 31, 1994, January 1, 1994 and January 2, 1993

                                                                        1994                1993                1992
                                                                  ---------------     ---------------     ---------------
COMMON STOCK
                         BALANCE AT BEGINNING AND END OF YEAR     $       414,200     $       414,200     $       414,200
                                                                  ===============     ===============     ===============
PAID-IN CAPITAL
   Balance at beginning of year..............................     $    49,040,060     $    49,022,677     $    47,383,897
   Exercise of stock options.................................             (95,592)             17,383            (270,386)
   Acquisitions..............................................           4,566,694                 -0-           1,909,166
                                                                  ---------------     ---------------     ---------------
                                       BALANCE AT END OF YEAR     $    53,511,162     $    49,040,060     $    49,022,677
                                                                  ===============     ===============     ===============

RETAINED EARNINGS
   Balance at beginning of year..............................     $   566,789,639     $   533,660,053     $   465,552,899
   Net income for the year...................................          78,826,012          49,097,861          82,237,049
                                                                  ---------------     ---------------     ---------------
                                                                      645,615,651         582,757,914         547,789,948
   Cash dividends--Preferred Stock...........................                 -0-              18,262             292,177
   Cash dividends--Common Stock
     (1994-$.42; 1993-$.39; 1992-$.34).......................          16,779,692          15,950,013          13,837,718
                                                                  ---------------     ---------------     ---------------
                                       BALANCE AT END OF YEAR     $   628,835,959     $   566,789,639     $   533,660,053
                                                                  ===============     ===============     ===============

TREASURY STOCK
   Balance at beginning of year..............................     $    23,040,306     $     9,931,764     $    13,601,818
   Cost of shares acquired (1994-1,205,527;
     1993-549,360; 1992-4,191)...............................          33,898,976          15,196,000             137,046
   Shares distributed (1994-489,255; 1993-144,537;
     1992-245,459)...........................................          (8,341,272)         (2,087,458)         (3,807,100)
                                                                  ---------------     ---------------     ---------------
                                       BALANCE AT END OF YEAR     $    48,598,010     $    23,040,306     $     9,931,764
                                                                  ===============     ===============     ===============

CURRENCY TRANSLATION ADJUSTMENT
   Balance at beginning of year..............................     $    (5,552,278)    $    (3,162,092)    $     2,751,721
   Translation gain (loss)...................................              51,045          (2,390,186)         (5,913,813)
                                                                  ---------------     ---------------     ---------------
                                       BALANCE AT END OF YEAR     $    (5,501,233)    $    (5,552,278)    $    (3,162,092)
                                                                  ===============     ===============     ===============

See notes to consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                            RUSSELL CORPORATION AND SUBSIDIARIES

Years Ended December 31, 1994, January 1, 1994 and January 2, 1993


NOTE 1-DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

   Russell Corporation is a vertically integrated international designer, manufacturer and marketer of activewear, athletic uniforms, better knit shirts, leisure apparel, licensed sports apparel, sports and casual socks, and a comprehensive line of lightweight, yarn-dyed woven fabrics. The Company operates in a single business segment. Apparel products are marketed to sporting goods dealers, department and specialty stores, mass merchandisers, golf pro shops, college bookstores, screen printers, distributors, mail-order houses, and other apparel manufacturers.
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Russell Corporation and its subsidiaries after the elimination of intercompany accounts and transactions.
INVENTORIES: Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $64,000,000 in 1994 and $56,000,000 in 1993.
   Inventories are summarized as follows:

-------------------------------------------------------------------------------------
                                                         1994               1993
                                                    --------------     --------------
Finished goods.................................     $  227,625,111     $  243,875,628
Work-in-process................................         37,639,332         30,381,653
Raw materials and supplies.....................         47,868,089         41,102,626
                                                    --------------     --------------
                                                       313,132,532        315,359,907
Less LIFO reserve..............................         33,739,233         36,739,835
                                                    --------------     --------------
                                         TOTALS     $  279,393,299     $  278,620,072
                                                    ==============     ==============
-------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT: Provision for depreciation of the principal items of property, plant and equipment (recorded at cost), including those items held under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives.
OTHER ASSETS: Included in other assets is goodwill of approximately $37,600,000 and $30,000,000, which is net of accumulated amortization of $4,800,000 and $3,100,000 at December 31, 1994 and January 1, 1994, respectively. Goodwill is being amortized over fifteen to twenty-five years on a straight-line basis. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flow.
INCOME TAXES: Effective January 3, 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement 109, "Accounting for Income Taxes". Under Statement 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The impact of adopting Statement 109 was not material and, as permitted by Statement 109, prior years' financial statements have not been restated. The Company had previously recorded income tax expense under the deferred method, whereby timing differences were recorded at the tax rates in effect for the year in which the differences arose and were not adjusted for tax rate changes.
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Standard), requires that employers providing postemployment benefits, other than pension benefits, accrue the cost of those benefits over the service lives of the employees expected to be eligible to receive such benefits. Effective January 3, 1993, the Company adopted Statement 106, and elected to immediately expense the present value of the past service obligation, which was not material. Such costs were previously recognized on a "pay as you go" basis.
CONCENTRATIONS OF CREDIT RISK AND FINANCIAL INSTRUMENTS: Financial instruments which subject the Company to credit risk, are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising the Company's customer base. Management believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts (Note 6).
   Sales to a major customer, and its affiliates, represented 13.1% and 16.1% of the Company's net sales for the years ended December 31, 1994 and January 1, 1994, respectively. Accounts receivable from this customer represented 15.9% and 12.7% of the Company's net accounts receivable at December 31, 1994 and January 1, 1994, respectively.
   The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Gains and losses on these hedges are deferred and matched to inventory purchases and reflected in cost of sales as such inventory is sold (Note 6).
   The Company utilizes an interest rate swap agreement to effectively change a portion of its interest rate exposure from a fixed to a floating rate basis. Under this agreement, the Company receives a fixed rate payment in exchange for a floating rate payment on a portion of the Company's long-term debt. The differential to be received, or paid, is accrued as interest rates change and recorded as an adjustment to interest expense. The related amount payable to, or receivable from, the counterparties to the agreement is included in other liabilities or assets. The Company is exposed to credit losses in the event of third party nonperformance, but does not anticipate any such losses. The fair value of the agreement is not recognized in the accompanying consolidated financial statements.
EARNINGS PER COMMON SHARE: Earnings per common share are computed by using the average number of shares of Common Stock outstanding, plus equivalent shares (employee stock options) with net income adjusted for Preferred Stock dividends. Earnings per common share, assuming full conversion, have not been reported since any difference is minimal.
FISCAL YEAR: The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks. Fiscal years 1994, 1993 and 1992 ended on December 31, 1994, January 1,1994 and January 2, 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
RUSSELL CORPORATION AND SUBSIDIARIES


NOTE 2-ACQUISITIONS
   On March 29, 1994, the Company acquired DeSoto Mills, Inc., a manufacturer and marketer of sports and casual socks, through an exchange of approximately 356,000 shares of the Company's Common Stock. The transaction of approximately $10,000,000 was accounted for as a purchase. The excess of the purchase price over the fair value of the assets and liabilities acquired, approximately $5,800,000, was recorded as goodwill. The consolidated income statements include the results of operations of DeSoto Mills, Inc. subsequent to March 29, 1994.
   On December 23, 1993, the Company acquired The Game Inc. The Game Inc. is a leading designer, producer and marketer of high-quality, licensed sports headwear and apparel for colleges and universities and the four major professional sports leagues (National Football League, National Basketball Association, Major League Baseball, and National Hockey League). The all cash transaction, of approximately $35,000,000, was accounted for as a purchase. The excess of the purchase price over the fair value of assets and liabilities acquired, approximately $18,000,000, was recorded as goodwill. The consolidated income statements include the results of operations of The Game Inc. subsequent to December 23, 1993.
   The following unaudited pro forma information shows the results of the Company's operations as if the acquisitions had occurred on January 3, 1993. The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions been made at the beginning of fiscal 1993.

                                                  1994                1993
                                             ---------------     ---------------
Net sales..............................      $ 1,109,952,148     $ 1,036,369,965
Net income.............................           78,884,505          43,085,990
Net income
   per common share....................              $  1.96             $  1.04

--------------------------------------------------------------------------------
NOTE 3-WRITE-DOWN OF ASSETS
   During the third quarter of 1993, the Company completed a strategic review of its operations and concluded that certain property, plant and equipment and goodwill had a net realizable value substantially less than the book value of such assets. As a result, during the third quarter, the Company recognized a non-cash, pre-tax charge totaling approximately $35 million, which principally involved the Company's textile operations and its Cross Creek Apparel, Inc. subsidiary. The charge included a write-off of $7 million in goodwill associated with the 1988 purchase of Cross Creek Apparel, Inc. The remaining charges were for property, plant and equipment primarily used to manufacture fabrics that go into higher priced specialty markets including placket shirts, slacks, dress shorts, and dress shirts. The Company overestimated the market's potential for these items as volumes did not materialize. Implementation of the results of the Company's strategic review resulted in reduced pre-tax depreciation and amortization charges of approximately $5 million during 1994 and had an immaterial impact on net sales.

-------------------------------------------------------------------------------------------------------------------------------
NOTE 4-LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations include the following:

                                                                                                   1994               1993
                                                                                              --------------     --------------
Notes payable to financial institutions:
   8.83% notes due annually through 1999.................................................     $   53,600,000     $   64,300,000
   6.72% notes due annually 1996 through 2002............................................         75,000,000         75,000,000
   8.01% notes due annually through 1997.................................................         26,000,000         34,500,000
   5.00% to 8.5% notes due through 1998..................................................            635,711          1,087,577
Capital lease obligations (5.75% to 6.0%) due annually 1996 through 2002.................          8,400,000          8,596,493
                                                                                              --------------     --------------
                                                                                                 163,635,711        183,484,070
Less current maturities..................................................................         19,472,889         20,150,437
                                                                                              --------------     --------------
                                                                                   TOTALS     $  144,162,822     $  163,333,633
                                                                                              ==============     ==============
-------------------------------------------------------------------------------------------------------------------------------

   The notes are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness, liens or leases; acquisition of investments; retirement of capital stock; and the maintenance of working capital. At December 31, 1994, $139,272,570 of retained earnings was unrestricted for payment of dividends.
   The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The property collateralized under the capital lease obligations is included in property, plant and equipment with a net carrying value of $6,998,097 and $7,575,432 at December 31, 1994 and January 1, 1994, respectively.
   The following summarizes the maturities of long-term debt and capital lease obligations: 1995--$19,472,889; 1996--$31,285,176; 1997--$31,943,035;
1998--$22,627,469; 1999--$22,664,286; and thereafter--$35,642,856.
--------------------------------------------------------------------------------
NOTE 5-SHORT-TERM DEBT AND NOTES PAYABLE
   The Company may borrow up to $284 million under informal line of credit arrangements with six banks, on such terms as the Company and the banks may mutually agree. Generally, the arrangements may be cancelled by either party at any time. At December 31, 1994, amounts outstanding under the line of credit arrangements totaled $98 million. The average interest rates of bank borrowings during 1994, 1993 and 1992 were 4.6%, 3.5% and 3.7%, respectively. The weighted average interest rates of bank borrowings outstanding at December 31, 1994, January 1, 1994 and January 2, 1993 were 6.4%, 3.9% and 3.7%, respectively.
--------------------------------------------------------------------------------
NOTE 6-FINANCIAL INSTRUMENTS
COTTON FUTURES: The Company utilizes commodity futures contracts in connection with estimating product sales prices in advance of the selling seasons. These transactions effectively limit the Company's risk associated with future cotton price increases as well as the benefits of future price decreases. At December 31, 1994, the Company had outstanding futures contracts that, when combined with other contracts and inventory, represented approximately 75% of its anticipated 1995 cotton requirements.
INTEREST RATE SWAP: The Company utilizes an interest-rate swap agreement to effectively convert a portion of its interest rate exposure to a floating rate basis. Under the agreement, the Company receives a fixed rate of 6.14% on $75 million and pays a floating rate based upon LIBOR, as determined at six-month intervals. This agreement, which expires

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                            RUSSELL CORPORATION AND SUBSIDIARIES


NOTE 6-FINANCIAL INSTRUMENTS (CONTINUED)
August 31, 2002, effectively lowered the weighted average interest rate on the Company's long-term debt from 7.48% to 7.32% and 7.59% to 6.46% in 1994 and 1993, respectively. The Company believes that future changes in interest rates will not have a material impact on the Company's consolidated financial position or results of operations. The fair value of the swap, as indicated below, is the estimated termination value of the agreement at the balance sheet date and may not be indicative of the current termination value. Any gain or loss on the interest rate swap will be recognized when realized.
OTHER FINANCIAL INSTRUMENTS: At December 31, 1994 and January 1, 1994, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based upon the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analysis, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The following table summarizes fair value information for the Company's long-term debt and interest rate swap agreement:

-------------------------------------------------------------------------------------------------------
                                                  1994                                1993
                                    -------------------------------     -------------------------------
                                       CARRYING            FAIR            Carrying           Fair
                                        VALUE              VALUE            Value             Value
                                    -------------     -------------     -------------     -------------
Long-term debt.................     $ 163,636,000     $ 157,270,000     $ 183,484,000     $ 186,831,000
Interest-rate swap.............         1,110,000        (6,550,000)          841,000         3,430,000
-------------------------------------------------------------------------------------------------------

NOTE 7-QUALIFIED NONCONTRIBUTORY PENSION AND RETIREMENT PLAN
   The Company has a qualified noncontributory pension plan covering substantially all of its employees. The benefits are based upon years of service and the employees' highest consecutive five years of compensation during the last ten years of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

   Net pension cost included the following components:

                                                             1994               1993               1992
                                                       --------------     --------------     --------------
Service cost......................................     $    5,007,111     $    4,708,930     $    4,049,195
Interest cost.....................................          6,146,574          6,181,603          5,479,499
Actual return on plan assets......................         (1,344,804)        (5,067,652)        (2,075,773)
Net amortization and deferral.....................         (7,065,969)        (2,688,432)        (5,254,102)
                                                       --------------     --------------     --------------
                                  NET PENSION COST     $    2,742,912     $    3,134,449     $    2,198,819
                                                       ==============     ==============     ==============

   The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets:

                                                                                1994               1993
                                                                          --------------     --------------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation including vested
     benefits of $61,874,159 and $66,025,320, respectively...........     $  (65,135,094)    $  (70,967,887)
                                                                          ==============     ==============
Projected benefit obligation.........................................     $  (89,726,695)    $  (90,572,471)
Plan assets at fair value............................................         87,756,115         90,912,913
                                                                          --------------     --------------
(Under) over funded status...........................................         (1,970,580)           340,442
Unrecognized net gain................................................        (10,771,545)       (10,316,763)
Unrecognized prior service cost......................................          4,847,837          5,503,205
Unrecognized net transition asset....................................         (6,412,542)        (7,090,802)
                                                                          --------------     --------------
                                              ACCRUED PENSION EXPENSE     $  (14,306,830)    $  (11,563,918)
                                                                          ==============     ==============

   Plan assets at December 31, 1994, are invested primarily in U.S. government securities and listed corporate bonds and stocks, including 600,960 shares of the Company's Common Stock having a market value of $18,855,120. Dividends paid to the plan by the Company were $252,000 and $234,000 for 1994 and 1993, respectively. The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 8.0% in 1994, 7.25% in 1993 and 7.75% in 1992. The rates of increase in future compensation levels were 4.75% in 1994, 4.0% in 1993 and 4.5% in 1992. The expected long-term rate of return on plan assets was 8.75% in 1994, 1993 and 1992.
--------------------------------------------------------------------------------
NOTE 8-INCOME TAXES
The components of the provision for income taxes are as follows:

                                                   LIABILITY METHOD                                   Deferred Method
                           --------------------------------------------------------------     -----------------------------
                                        1994                             1993                              1992
                           --------------------------------------------------------------     -----------------------------
                             CURRENTLY                        Currently                         Currently
                              PAYABLE         DEFERRED         Payable         Deferred          Payable         Deferred
                           -------------    ------------    -------------    ------------     -------------    ------------
Federal................    $  42,937,691    $    567,201    $  36,091,121    $ (6,658,202)    $  38,779,296    $  3,754,318
State..................        5,185,703          68,502        2,681,055        (494,609)        4,363,691         372,189
                           -------------    ------------    -------------    ------------     -------------    ------------
                TOTALS     $  48,123,394    $    635,703    $  38,772,176    $ (7,152,811)    $  43,142,987    $  4,126,507
                           =============    ============    =============    ============     =============    ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
RUSSELL CORPORATION AND SUBSIDIARIES

NOTE 8-INCOME TAXES-(CONTINUED)

   The components of deferred income tax expense for 1992 are as follows:

                                                                            1992
                                                                       --------------
Depreciation...................................................        $    6,611,706
Provision for bad debts........................................              (246,407)
Pension and employee benefits..................................              (802,805)
Inventory......................................................            (1,192,462)
Other-net......................................................              (243,525)
                                                                       --------------
                                                         TOTALS        $    4,126,507
                                                                       ==============

   The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% (34% for 1992) to income before income taxes to total income tax expense is:

                                                                                   LIABILITY                    Deferred
                                                                                    METHOD                       Method
                                                                       ---------------------------------     --------------
                                                                            1994               1993               1992
                                                                       --------------     --------------     --------------
Taxes at statutory rate on pre-tax income.........................     $   44,654,788     $   28,251,029     $   44,032,225
State income taxes, net of federal income tax benefit.............          3,415,233          1,421,190          3,113,859
Goodwill .........................................................            390,718          2,728,900            368,799
Adoption of FASB Statement 109....................................                -0-         (1,988,705)               -0-
Effect of tax rate change on temporary differences................                -0-          1,183,411                -0-
Other-net.........................................................            298,358             23,540           (245,389)
                                                                       --------------     --------------     --------------
                                                            TOTALS     $   48,759,097     $   31,619,365     $   47,269,494
                                                                       ==============     ==============     ==============

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets, as of December 31, 1994 and January 1, 1994 are as follows:

                                                                                               1994               1993
                                                                                          --------------     --------------
Deferred tax liabilities:
   Property, plant and equipment.....................................................     $   54,904,614     $   50,873,048
   Other.............................................................................          3,468,622          4,247,500
                                                                                          --------------     --------------
                                                       TOTAL DEFERRED TAX LIABILITIES         58,373,236         55,120,548

Deferred tax assets:
   Pension and postemployment obligations............................................          7,030,691          6,128,970
   Inventory.........................................................................          4,233,546          2,582,411
   Accounts receivable...............................................................          2,676,823          2,704,763
   Employee benefits.................................................................          1,869,289          1,777,220
   Capital loss and credit carryforwards.............................................          1,072,912          1,696,984
                                                                                          --------------     --------------
Total deferred tax assets............................................................         16,883,261         14,890,348
Valuation allowance for deferred tax assets..........................................         (1,072,912)        (1,696,984)
                                                                                          --------------     --------------
                                                              NET DEFERRED TAX ASSETS         15,810,349         13,193,364
                                                                                          --------------     --------------
                                                         NET DEFERRED TAX LIABILITIES     $   42,562,887     $   41,927,184
                                                                                          ==============     ==============
---------------------------------------------------------------------------------------------------------------------------

NOTE 9-STOCK RIGHTS PLAN AND EXECUTIVE LONG-TERM INCENTIVE PLAN

   On October 25, 1989, the Board of Directors declared a dividend of one Right for each share of Common Stock outstanding, which, when exercisable, entitles the holder to purchase a unit of one one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $85. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding Common Stock by a third-party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of Common Stock for each Right held at a significant discount to market. The Rights will expire on October 25, 1999, unless redeemed earlier by the Company at $.01 per Right under certain circumstances.
   During 1993, the Company's shareholders approved the 1993 Executive Long-Term Incentive Plan (1993 Plan). Persons eligible to participate in the 1993 Plan include all officers and key employees of the Company and its subsidiaries. The 1993 Plan permits the issuance of awards in several forms including restricted stock, incentive stock options, non-qualified stock options, stock appreciation rights (SARs) and performance shares and performance unit awards.
   Under the 1993 Plan and predecessor stock option plans, a total of 2,878,127 shares of Common Stock are reserved for issuance. The options are granted at a price equal to the stock's fair market value at date of grant. The options are exercisable two years after the date of grant and expire ten years after the date of grant. The following table summarizes the status of options under the 1993 Plan and predecessor plans:

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                            RUSSELL CORPORATION AND SUBSIDIARIES

NOTE 9-STOCK RIGHTS PLAN AND EXECUTIVE LONG-TERM INCENTIVE PLAN-(CONTINUED)

                                               1994                      1993                      1992
                                      ---------------------     ---------------------     ---------------------
                                       NUMBER        OPTION       Number       Option       Number       Option
                                      OF SHARES      PRICE      of Shares      Price      of Shares      Price
                                      ---------     -------     ---------     -------     ---------     -------
Outstanding......................     1,326,027     $ 11.88     1,253,068     $ 11.88     1,171,205     $  8.88
                                                       TO                        to                        to
                                                    $ 29.00                   $ 29.00                   $ 29.00
Exercisable......................       858,527     $ 11.88     1,023,068     $ 11.88       631,795     $  8.88
                                                       TO                        to                        to
                                                    $ 29.00                   $ 29.00                   $ 22.06
Granted..........................       237,500     $ 27.44       230,000     $ 27.50           -0-     $   .00


Exercised........................       148,541     $ 11.88       144,537     $  8.88       149,297     $  8.88
                                                       TO                        to                        to
                                                    $ 26.38                   $ 26.38                   $ 22.06
Cancelled........................        16,000     $ 27.44         3,600     $ 26.38        19,500     $ 22.06
                                                       TO                                                  to
                                                    $ 27.50                                             $ 29.00
Available for future grants......     1,552,100                 1,773,600                   448,260

SARs which have been awarded to officers and management of the Company amount to 1,362,300 shares at December 31, 1994. SARs permit the optionee to surrender an exercisable option for a cash or Company stock award equal to the difference between the market price and option price when the right is exercised. No compensation expense with respect to these rights was earned during 1994 or 1993.
--------------------------------------------------------------------------------
NOTE 10-CASH FLOWS
SUPPLEMENTAL CASH FLOW INFORMATION: Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

                                  1994               1993               1992
                            --------------     --------------     --------------
Interest..................  $   19,773,431     $   18,087,866     $   15,812,548
Income taxes..............      61,019,006         29,630,833         42,491,105

   Excluded from the consolidated statements of cash flows was the effect of the exchange of the Company's Common Stock valued at approximately $10,000,000 for DeSoto Mills, Inc., acquired in 1994, and $3,400,000 for a company acquired in 1992.
--------------------------------------------------------------------------------
NOTE 11-COMMITMENTS
   At December 31, 1994, the Company had commitments for the acquisition of property and equipment totaling $11,870,000 and was committed under noncancellable operating leases with initial or remaining terms of one year or more to minimum rental payments aggregating $16,243,134, summarized by fiscal year periods as follows: 1995--$5,048,490; 1996--$3,598,450; 1997--$2,889,034;
1998--$2,312,749; 1999--$1,121,897; and thereafter--$1,272,514.
   The Company had $17,600,000 and $12,200,000 outstanding under letters of credit for the purchase of inventory at December 31, 1994 and January 1, 1994, respectively.
   Lease and rental expense for fiscal years 1994, 1993, and 1992 was $10,096,501, $6,724,000 and $5,774,000, respectively.
--------------------------------------------------------------------------------
NOTE 12-SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
   The following is a summary of unaudited quarterly results of operations:

Year ended December 31, 1994:

                                                                  Quarter Ended
                                                   ---------------------------------------------
                                                    April 3     July 3    October 2  December 31
                                                   ---------------------------------------------
                                                   (Thousands of dollars, except per share data)
Net sales......................................    $232,118    $243,505    $317,131    $305,505
Gross profit...................................      76,235      73,862     100,309     108,153
Net income.....................................      13,366      12,715      24,204      28,541
Net income per common and
   common equivalent share.....................        $.33        $.32        $.60        $.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
RUSSELL CORPORATION AND SUBSIDIARIES

NOTE 12-SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)-(CONTINUED)


Year ended January 1, 1994:                                                     Quarter Ended
                                                              ----------------------------------------------------------
                                                                April 4          July 4         October 3      January 1
                                                              ----------------------------------------------------------
Net sales......................................                $204,654         $209,061        $266,622       $250,450
Gross profit...................................                  70,651           66,384          89,021         91,406
Write-down of assets...........................                     -0-              -0-         (34,583)           -0-
Net income (loss)..............................                  16,033           12,699          (3,759)        24,125
Net income (loss) per common and
   common equivalent share.....................                    $.39             $.31           $(.09)          $.59



REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

Board of Directors and Shareholders
Russell Corporation

   We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ending December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at December 31, 1994 and January 1, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP

Birmingham, Alabama
January 27, 1995


DIVIDEND AND MARKET INFORMATION
--------------------------------------------------------------------------------

   The Common Stock of Russell Corporation is traded on the New York Stock Exchange and other regional exchanges under the symbol RML. The range of high and low prices of the Common Stock and the dividends per share paid during each calendar quarter of the last two years are presented below:

                                                                                               Market Price
                                                                               ---------------------------------------------
                                                              Dividend         High               Low                  Close
                                                             ----------        ---------------------------------------------

                       First............................        $.10           $ 31.00           $24.00
                       Second...........................         .10             30.50            26.75
1994                   Third............................         .10             32.63            28.50
                       Fourth...........................         .12             31.75            28.75
                                                             ----------
                                                                $.42                                                  $31.37


                       First............................        $.09           $ 36.87           $30.62
                       Second...........................         .10             35.87            28.00
1993                   Third............................         .10             30.25            27.00
                       Fourth...........................         .10             29.00            26.00
                                                             ----------
                                                                $.39                                                  $28.25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

COMPARATIVE PERFORMANCE, 1994 VS. 1993
     Net sales for 1994 increased 18% to $1,098,259,000, an all-time high for the Company. Sales benefitted from increased unit volumes of fleecewear, T-shirts, placket shirts and teamwear; revenues from acquisitions; and solid growth in international operations. Record sales were achieved without assistance from higher average selling prices. The year included $79,305,000 in sales from the acquisitions of The Game Inc. and DeSoto Mills, Inc. Excluding the effect of acquisitions, sales rose 10%. International and export revenues grew 43% and represented 8.5% of the Company's 1994 net sales.
     Gross margin of 32.6% was lower than the prior year's 34.1% principally as a result of higher raw material costs, competitive pricing pressure and less than optimal plant operating schedules during the first quarter of 1994. The latter two issues resulted from industry-wide excesses of activewear in 1993 which produced an inventory correction into mid-1994. Production and capacity cutbacks throughout the industry, coupled with rebounding fleece and T-shirt demand, have resulted in tightened supplies. The Company has implemented price increases on activewear items and believes that these increases will be maintained. Higher raw material costs, particularly cotton and polyester fibers, are expected to mitigate this improved pricing to some extent.
     Selling, general and administrative expenses were higher principally due to the inclusion of acquisitions in 1994's results. The benefits of higher unit volumes and continuing expense management resulted in a decline in selling, general and administrative expenses as a percent of sales for the year.
     The Company utilizes an interest rate swap agreement to effectively convert a portion of its interest rate exposure to a floating rate basis. That agreement effectively lowered the weighted average interest rate on the Company's long-term debt in 1994. Borrowing costs increased in 1994, however, as a result of higher market interest rates on short-term debt.
     The Company utilizes cotton futures contracts to set sales prices which are generally set six months to a year in advance of the selling season. Depending upon market conditions, futures may be purchased to cover the Company's cotton requirements, generally, at the time that prices are set. Purchasing futures not only reduces the risks of adverse price fluctuations, but also limits the Company's ability to benefit from positive price fluctuations over the terms of the agreements.
     In anticipation of higher cotton prices in 1994, the Company purchased futures contracts to cover its cotton requirements. Cotton prices rose significantly during the year, and those contracts mitigated the effect of such increases for a major portion of this period. At December 31, 1994, the Company had outstanding futures contracts that, when combined with other contracts and inventory, represented approximately 75% of anticipated 1995 cotton requirements.
     Implementation of the results of the Company's 1993 strategic review of its operations continued in 1994 and resulted in reduced pre-tax depreciation and amortization charges of approximately $5 million and had an immaterial impact on sales.
     Working capital increased by $32 million in 1994. Accounts receivable increased at a rate in line with sales growth and receivables turnover improved. Excluding acquisitions, inventories declined year-over-year. Other assets increased principally due to goodwill arising from the acquisition of DeSoto Mills, Inc. and due to the purchase of the licenses and trademarks of Chalk Line, Inc. and its affiliates. The carrying value of goodwill is reviewed by management when facts and circumstances suggest that it may be impaired. Should this review indicate that goodwill will not be recoverable, based upon undiscounted cash flows of the entity, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flow.
     Consistently strong cash flows and a strong balance sheet demonstrate the Company's sound financial condition. The combination of net income plus non-cash charges, $145 million in 1994, continued to be a major source of funds. Net income plus non-cash charges, along with short-term borrowings, primarily provided cash requirements for capital expenditures, working capital, dividend payments, treasury share purchases and repayment of debt. At year-end 1994, the Company maintained $284 million in informal lines of credit. Long-term debt as a percentage of total capital employed was 18.7% vs. 21.7% in 1993. No long-term debt or equity issues are anticipated in 1995.
     Cash expenditures for capital projects were $39 million compared to $84 million in 1993. This brought the five-year total to $485 million. Capital expenditures are expected to be approximately $100 million in 1995 as the Company continues to focus on productivity and quality gains through modernization of manufacturing and distribution processes and customer service activities.
     Acquisitions totaled approximately $10 million in 1994 with the purchase of DeSoto Mills, Inc., a manufacturer and marketer of sports and casual socks. This transaction was completed through an exchange of the Company's common stock and approximately $5.8 million was recorded as goodwill. The Company also acquired the trademarks and licenses of Chalk Line, Inc., and its affiliates, for approximately $5.6 million. Acquisitions totaled $35 million in 1993.
     Common stock repurchases totaled $33,898,976 in 1994, representing 1,205,527 shares, compared to 549,360 shares at a cost of $15,196,000 in 1993. Subsequent to year-end, the Board of Directors adjusted the stock repurchase authorization upward to a total of two million shares.

COMPARATIVE PERFORMANCE, 1993 VS. 1992
     Net sales for 1993 increased 4% to $930,787,000. Sales benefitted from higher unit volumes of teamwear and fleece apparel and improved average selling prices of teamwear and of T-shirts, which resulted from a product mix shift. These improvements were partially offset by lower average selling prices of fleece and placket shirts and lower unit volumes of T-shirts and placket shirts. International sales grew 44% and represented 7.5% of the Company's 1993 net sales.
     Gross margin remained the same for the year at 34.1%. Improved manufacturing efficiencies and lower raw material costs offset lower production volume and pricing pressure brought on by slow economic growth and overcapacity in the activewear industry.
     Selling, general and administrative expenses were 19.9% of net sales compared to 18.0% in 1992. The increase principally reflected aggressive brand-building activities, including a 37% increase in advertising. These expenditures were considered "catch-up" as the Company's historical outlays for electronic media exposure were considered low compared to competition. The "catch-up" was completed and future advertising increases are expected to be in line with sales growth, on a percentage basis.
     Interest expense increased due to higher short-term debt levels used to support increased working capital assets, principally inventory. Excluding acquisitions, inventories increased 9%.
     During the third quarter of 1993, the Company completed a strategic review of its operations and concluded that certain property, plant and equipment (PP&E) and goodwill had a net realizable value substantially less than the book value of such assets. As a result, during the third quarter, the Company recognized a non-cash, pre-tax charge totaling approximately $35 million, which principally involved the Company's textile operations and Cross Creek Apparel, Inc. The charge included a write-off of $7 million in goodwill associated with the 1988 purchase of Cross Creek Apparel, Inc. which was deemed unrecoverable based upon a forecast of the subsidiary's undiscounted cash flows. The remaining charges were for PP&E primarily used to manufacture fabrics that go into higher priced specialty markets including placket shirts, slacks, dress shorts, and dress shirts. The Company overestimated the market potential for these items as volumes did not materialize.
     The increase in the effective tax rate in 1993 to 39.1% from 36.5% reflected both the federal income tax rate increase from 34% to 35% effective retroactively to January 1, 1993, and a $1,200,000 increase to net deferred tax liabilities as a result of the tax rate change. Also, the effective tax rate increased as a result of a write-off of goodwill discussed above which was not deductible in arriving at taxable income in the current year and will not be recoverable in future years.
     Effective January 3, 1993, the Company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and No. 109, "Accounting for Income Taxes." The effect of these accounting changes on income was not material in 1993 and is not expected to be material in future years.
     The combination of net income plus non-cash charges, $144 million in 1993, was a major source of funds. Net income plus non-cash charges, along with short-term borrowings, primarily provided cash requirements for normal capital expenditures, working capital needs, dividend payments, treasury share purchases, acquisitions, and repayment of debt. At year-end 1993, the Company maintained $213 million in informal lines of credit. Long-term debt as a percentage of total capital employed was 21.7% vs. 24.6% in 1992. Cash expenditures for capital projects were $84 million compared to $109 million in 1992.
     Acquisitions totaled $35 million in 1993 with the cash purchase of The Game Inc., a leading producer of licensed sports headwear and apparel. There were no material acquisitions in 1992. Common stock repurchases totaled $15,196,000 in 1993, representing 549,360 shares, compared to 4,191 shares at a cost of $137,046 in 1992. All of the Company's Preferred Stock was redeemed in 1993.

IMPACT OF INFLATION AND CHANGING PRICES
     During the periods presented, inflation has not had a material effect on the Company's results of operations.

FINANCIAL REVIEW
--------------------------------------------------------------------------------
RUSSELL CORPORATION AND SUBSIDIARIES

(Dollar amounts in thousands, except per share data)

---------------------------------------------------------------------------------------------------------------------------------
                                                                              1994                1993                   1992
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales.......................................................        $   1,098,259       $     930,787           $     899,136
Cost of goods sold..............................................              739,700             613,324                 592,837
Interest expense................................................               19,434              16,948                  15,841
Income before income taxes (c)..................................              127,585              80,717                 129,507
Income taxes....................................................               48,759              31,619                  47,269
Net income applicable to common shares (c)......................               78,826              49,080                  81,945

---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization...................................        $      67,041       $      66,227           $      60,444
Net income plus depreciation and amortization...................              145,867             115,307                 142,389
Capital expenditures............................................               38,562              83,979                 109,161
Working capital.................................................              310,330             277,993                 285,469
Long-term debt and redeemable preferred stock...................              144,163             163,334                 186,122
Stockholders' equity............................................              628,662             587,651                 570,003
Capital employed................................................              772,825             750,985                 756,125
Total assets....................................................            1,046,577           1,017,044                 964,933

---------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA (a)
Net income (c)..................................................        $        1.96       $        1.19           $        1.99
Dividends.......................................................                  .42                 .39                     .34
Book value......................................................                15.84               14.54                   13.97
Price range:
   High.........................................................                32.63               36.87                   40.37
   Low..........................................................                24.00               26.00                   27.75

---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times: receivables (b)................................                  5.6                 5.3                     5.8
                 inventories (b)................................                  3.9                 3.7                     4.6
                 capital employed (b)...........................                  1.4                 1.2                     1.2
Interest coverage (c)...........................................                  7.6                 5.8                     9.2
Income before income taxes as percent of sales (c)..............                 11.6%                8.7%                   14.4%
Net income as percent of sales (c)..............................                  7.2%                5.3%                    9.1%
Net income as percent of stockholders' equity (b) (c)...........                 13.0%                8.5%                   15.3%
---------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding (a) (000's omitted)...............               39,689              40,405                  40,810
Approximate number of common shareowners........................               13,000              13,000                  13,000


(a) Adjusted for a stock distribution in 1986
(b) Average of amounts at beginning and end of fiscal year
(c) Fiscal 1993 includes a non-cash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was $.56 per common share.

-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
       1991              1990              1989                1988                 1987                 1986                1985
-----------------------------------------------------------------------------------------------------------------------------------

$     804,585     $     713,812     $     687,954       $     531,136        $     479,880        $     437,520       $     385,433
      553,160           461,281           457,875             344,109              316,738              284,965             268,806
       18,097            18,885            15,643               8,788                6,892                4,051               3,801
       90,866           109,672           102,728              85,793               80,145               80,382              51,951
       34,027            41,725            37,994              32,028               33,811               37,100              22,339
       56,279            67,378            64,163              53,728               46,334               43,282              29,612

-----------------------------------------------------------------------------------------------------------------------------------

$      56,594     $      52,539     $      45,633       $      33,368        $      26,039        $      22,850       $      19,955
      112,873           119,917           109,796              87,096               72,373               66,132              49,567
       89,532           113,617            87,410             118,476               77,502               40,113              31,920
      255,392           249,683           267,178             124,263              162,931              148,188             135,540
      185,923           196,857           210,470              90,023               73,545               38,043              41,849
      502,501           456,352           402,216             345,086              279,611              248,347             219,733
      688,424           653,209           612,686             435,109              353,156              286,390             261,582
      818,220           794,521           720,806             560,969              445,252              351,041             322,161

-----------------------------------------------------------------------------------------------------------------------------------

$        1.38     $        1.65      $       1.57       $        1.36        $        1.17        $        1.08       $         .74
          .32               .32               .28                 .23                  .19                  .16                 .15
        12.39             11.29              9.95                8.55                 7.16                 6.33                5.55

        36.25             31.00             26.50               17.75                20.50                19.62               10.00
        19.75             16.00             15.62               11.37                10.62                 9.31                6.81

-----------------------------------------------------------------------------------------------------------------------------------

          5.9               5.3               5.9                 5.6                  5.8                  6.0                 5.7
          4.8               5.1               6.8                 6.4                  6.9                  6.6                 5.7
          1.2               1.1               1.3                 1.3                  1.5                  1.6                 1.6
          6.0               6.8               7.6                10.8                 12.6                 20.8                14.7
         11.3%             15.4%             14.9%               16.2%                16.7%                18.4%               13.5%
          7.0%              9.4%              9.3%               10.1%                 9.7%                 9.9%                7.7%
         11.7%             15.7%             17.2%               17.2%                17.6%                18.5%               14.2%

-----------------------------------------------------------------------------------------------------------------------------------

       40,569            40,407            40,427              40,360               39,050               39,214              39,573
       18,000            18,000            18,000              18,000               18,600               13,600              11,600
