Form 10-K, Exhibit 13
period 1995-12-30
RUSSELL CORP
filed 1996-03-28
CIK 85812

                                                                    Exhibit (13)





                       1995 ANNUAL REPORT TO SHAREHOLDERS

CASH FLOWS
FROM OPERATIONS
Dollars in millions

(CHART)

'91  '92  '93  '94  '95

In spite of increased C.O.G.S. as a percent of sales, the Company continues to generate healthy cash flow, funding future growth.


RETURN ON EQUITY
Percent

(CHART)

'91  '92  '93  '94  '95

Pricing pressures and raw materials costs impacted return on equity in 1995. Commitment to customer service and operating efficiencies should have a positive impact as industry dynamics improve.


WORKING CAPITAL
Dollars in millions

(CHART)

'91  '92  '93  '94  '95

Working capital increased by $127.8 million (41 percent) over 1994.


DEBT TO EQUITY
Percent

(CHART)

'91  '92  '93  '94  '95

Russell borrowed $175 million of long-term debt in 1995 to reduce short-term debt and to take advantage of historically low long-term rates. Capital structure remains strong.


FINANCIAL OUTLOOK



Our financial strategy focuses on enhancing the economic value of the Company through profitable sales growth, operating margin improvements and effective capital management. Russell's capital position and balance sheets are strong. The Company will continue to leverage its vertical integration for lower operating costs and manage its financial structure to achieve lowest possible costs of capital and maintain access to all capital markets to supplement its own returns from operations.


CONTENTS
----------------------------------------------------------
Financial Review                                       18
Management's Discussion and Analysis of
  Financial Condition and Results of Operations        20
Consolidated Balance Sheets                            22
Consolidated Statements of Income                      23
Consolidated Statements of Cash Flows                  24
Consolidated Statements of Stockholders' Equity        25
Notes to Consolidated Financial Statements             26
Report of Independent Auditors                         32
----------------------------------------------------------


                                                         1995 Annual Report 17

FINANCIAL REVIEW
RUSSELL CORPORATION AND SUBSIDIARIES
(Dollars in thousands, except per share data)

                                                             1995            1994            1993           1992           1991
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                 $1,152,633      $1,098,259      $  930,787      $ 899,136     $ 804,585
Cost of goods sold                                           816,834         739,700         613,325        592,837       553,160
Interest expense                                              21,698          19,434          16,948         15,841        18,097
Income before income taxes(c)                                 87,733         127,585          80,717        129,507        90,866
Income taxes(c)                                               33,616          48,759          31,619         47,269        34,027
Net income applicable to common shares(c)                     54,117          78,826          49,080         81,945        56,279
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization                             $   68,010      $   67,042      $   66,226      $  60,444      $ 56,594
Net income plus depreciation and amortization                122,127         145,868         115,306        142,389       112,873
Capital expenditures                                          86,556          38,562          83,979        109,161        89,532
Working capital                                              438,070         310,330         277,993        285,469       255,392
Long-term debt and redeemable preferred stock                287,878         144,163         163,334        186,122       185,923
Stockholders' equity                                         632,558         628,662         587,651        570,003       502,501
Capital employed                                             920,436         772,825         750,985        756,125       688,424
Total assets                                               1,118,164       1,046,577       1,017,044        964,933       818,220
-----------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA(a)
Net income(c)                                             $     1.38      $     1.96      $     1.19      $    1.99      $   1.38
Dividends                                                        .48             .42             .39            .34           .32
Book value                                                     16.34           15.84           14.54          13.97         13.97
Price Range:
   High                                                        31.25           32.63           36.87          40.37         40.37
   Low                                                         22.00           24.00           26.00          27.75         27.75
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times:
   Receivables(b)                                                5.3             5.6             5.3            5.8           5.8
   Inventories(b)                                                3.8             3.9             3.7            4.6           4.6
   Capital employed(b)                                           1.4             1.4             1.2            1.2           1.2
Interest coverage(c)                                             5.0             7.6             5.8            9.2           6.0
Income before income taxes as a percent of sales(c)              7.6%           11.6%            8.7%          14.4%         11.3%
Net income as a percent of sales(c)                              4.7%            7.2%            5.3%           9.1%          7.0%
Net income as percent of stockholders' equity(b)(c)              8.6%           13.0%            8.5%          15.3%         11.7%
-----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding(a) (000s omitted)               38,715          39,689          40,405         40,810        40,569
Approximate number of common shareholders                     12,300          13,000          13,000         13,000        18,000
-----------------------------------------------------------------------------------------------------------------------------------

(a)  Adjusted for a stock distribution in 1986.
(b)  Average of amounts at beginning and end of each fiscal year.
(c) Fiscal 1993 includes a non-cash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was $.56 per common share.


18 RUSSELL CORPORATION

                                                            1990            1989             1988            1987          1986
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                $ 713,812        $ 687,954       $ 531,136        $ 479,880      $437,520
Cost of goods sold                                         461,281          457,875         344,109          316,738       284,965
Interest expense                                            18,885           15,643           8,788            6,892         4,051
Income before income taxes(c)                              109,672          102,728          85,793           80,145        80,382
Income taxes(c)                                             41,725           37,994          32,028           33,811        37,100
Net income applicable to common shares(c)                   67,378           64,163          53,728           46,334        43,282
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization                            $  52,539        $  45,633       $  33,368        $  26,039      $ 22,850
Net income plus depreciation and amortization              119,917          109,796          87,096           72,373        66,132
Capital expenditures                                       113,617           87,410         118,476           77,502        40,113
Working capital                                            249,683          267,178         124,263          162,931       148,188
Long-term debt and redeemable preferred stock              196,857          210,470          90,023           73,545        38,043
Stockholders' equity                                       456,352          402,216         345,086          279,611       248,347
Capital employed                                           653,209          612,686         435,109          353,156       286,390
Total assets                                               794,521          720,806         560,969          445,252       351,041
-----------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA(a)
Net income(c)                                                 1.65        $    1.57       $    1.36        $    1.17      $   1.08
Dividends                                                      .32              .28             .23              .19           .16
Book value                                                   11.29             9.95            8.55             7.16          6.33
Price Range:
   High                                                      31.00            26.50           17.75            20.50         19.62
   Low                                                       16.00            15.62           11.37            10.62          9.31
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times:
   Receivables(b)                                              5.3              5.9             5.6              5.8           6.0
   Inventories(b)                                              5.1              6.8             6.4              6.9           6.6
   Capital employed(b)                                         1.1              1.3             1.3              1.5           1.6
Interest coverage(c)                                           6.8              7.6            10.8             12.6          20.8
Income before income taxes as a percent of sales(c)           15.4%            14.9%           16.2%            16.7%         18.4%
Net income as a percent of sales(c)                            9.4%             9.3%           10.1%             9.7%          9.9%
Net income as percent of stockholders' equity(b)(c)           15.7%            17.2%           17.2%            17.6%         18.5%
-----------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding(a) (000s omitted)             40,407           40,427          40,360           39,050        39,214
Approximate number of common shareholders                   18,000           18,000          18,000           18,600        13,600
-----------------------------------------------------------------------------------------------------------------------------------

(a) Adjusted for a stock distribution in 1986.
(b) Average of amounts at beginning and end of each fiscal year.
(c) Fiscal 1993 includes a non-cash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill.
    The after-tax impact of this write-down on 1993 earnings was $.56 per common share.


                                                           1995 ANNUAL REPORT 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RUSSELL CORPORATION AND SUBSIDIARIES


1995 vs 1994
--------------------------------------------------------------------------------

Net sales for 1995 increased 5% to $1,152,633,000. This record level of sales was achieved in spite of a soft retail environment. The Company's core domestic business, while impacted by the slowdown at retail, posted solid growth in units. International and export sales grew 31% and represented 9.3% of sales in 1995.
   1995 saw cotton prices reach post Civil-War highs. While the Company had covered a substantial portion of its cotton requirements through the purchase of cotton futures contracts, the effect of these record prices on the remaining requirements, along with competitive pricing pressures and increased cost associated with contracted domestic apparel assembly, resulted in a decline in gross margins to 29.1% from 32.6% in 1994. The Company expects that lower raw material prices, additions to Company-owned capacity, and a continued commitment to cost containment will yield favorable results in gross margins for 1996.
   The Company utilizes cotton futures contracts to set sales prices which are generally set six months to a year in advance of the selling seasons. Depending upon market conditions, these contracts may be purchased at the time prices are set. Purchasing futures contracts not only limits the risk of price increases, but also limits the Company's ability to benefit from price decreases. At December 30, 1995, the Company had outstanding futures contracts that, when combined with other contracts and inventory, represented 100% of the Company's anticipated 1996 cotton requirements.
   Selling, general and administrative expenses rose both in gross dollars and as a percent of sales. The Company continued to increase advertising expenditures in 1995 in order to gain market share in an increasingly competitive domestic market. Customer service expenditures and higher royalty rates associated with our licensed product business, also contributed to the increase over 1994.
   The Company utilizes two interest rate swap agreements in the management of its interest rate exposure. These agreements effectively convert a portion of the Company's interest rate exposure from a fixed to a floating rate basis, and from a floating rate to a fixed rate basis. The effect of these agreements was to lower the effective interest rate on the Company's long-term debt from 7.34% to 7.07% and from 7.48% to 7.32% in 1995 and 1994, respectively. Interest expense increased in 1995 due to increased borrowings and higher rates on short-term debt. During 1995, the Company borrowed an additional $175 million of long-term debt. The proceeds from the borrowings were used to reduce short-term debt and for other general corporate purposes.
   The balance sheet continues to reflect the strong financial condition of the Company. Working capital increased by $128 million in 1995. Accounts receivable increased in line with sales growth and inventories increased by 15%, in line with projected requirements for 1996. At December 30, 1995, the current ratio was 4.5:1 vs. 2.5:1 at the end of 1994. Debt to total capitalization was 31.3% at the end of 1995 vs. 18.7% at the end of 1994, reflecting the aforementioned issuance of long-term debt.
   During 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. An impairment loss would be recorded based on the excess of the carrying amount of the asset over the asset's fair value. There was no impact on the Company's financial statements from the adoption of Statement 121.
   Net income plus non-cash charges of approximately $121 million, along with long-term borrowings of $175 million, provided the majority of cash requirements in 1995. This cash was used for working capital, capital expenditures, dividends, treasury stock purchases and the repayment of debt. 1995 capital expenditures of $87 million brings the five year total to $408 million reflecting the Company's continuing commitment to customer service and manufacturing efficiencies. Capital expenditures of $163 million are anticipated in 1996. These 1996 expenditures are principally for expansion and modernization of manufacturing and distribution facilities. The Company maintains $209 million in informal lines of credit. The Company does not anticipate issuing any additional long-term debt or equity securities in 1996.
   There were no material acquisitions in 1995. In 1994, acquisitions totaled approximately $10 million with the purchase of DeSoto Mills, Inc. The Company also acquired the trademarks and licenses of Chalk Line, Inc., and its affiliates, for approximately $5.6 million in 1994.
   In 1995, the Board of Directors adjusted the stock repurchase authorization upward to a total of two million shares. Purchases of the Company's Common Stock totaled $30,137,858 in 1995 representing 1,071,435 shares, compared to 1,205,527 shares at a total cost of $33,898,976 in 1994.


20 RUSSELL CORPORATION

1994 vs 1993
--------------------------------------------------------------------------------

Net sales for 1994 increased 18% to $1,098,259,000. Sales benefited from increased unit volumes of fleecewear, T-shirts, placket shirts and teamwear; revenues from acquisitions; and solid growth in international operations. Record sales were achieved without assistance from higher average selling prices. The year included $79,305,000 sales from the acquisitions of The Game Inc. and DeSoto Mills, Inc. Excluding the effect of the acquisitions, sales rose 10%. International and export revenues grew 43% and represented 8.5% of the Company's 1994 net sales.
   Gross margin of 32.6% was lower than the prior year's 34.1% principally as a result of higher raw material costs, competitive pricing pressures and less than optimal plant operating schedules during the first quarter of 1994.
   Selling, general and administrative expenses were higher principally due to the inclusion of acquisitions in 1994's results. The benefits of higher unit volumes and continuing expense management resulted in a decline in selling, general and administrative expenses as a percent of sales for the year.
   In anticipation of higher cotton prices in 1994, the Company purchased futures contracts to cover a portion of its cotton requirements. Cotton prices rose significantly during the year, and those contracts mitigated the effect of such increases for a major portion of the period. At December 31, 1994, the Company had outstanding futures contracts that, when combined with other contracts and inventory, represented approximately 75% of the anticipated 1995 cotton requirements.
   Implementation of the results of the Company's 1993 strategic review of its operations continued in 1994 and resulted in reduced annual pre-tax depreciation and amortization charges of approximately $5 million and had an immaterial impact on sales.
   Working capital increased by $32 million in 1994. Accounts receivable increased at a rate in line with sales growth and receivables turnover improved. Excluding acquisitions, inventories declined year-over-year. Other assets increased principally due to goodwill arising from the acquisition of DeSoto Mills, Inc. and the purchase of the licenses and trademarks of Chalk Line, Inc. and its affiliates.
   The combination of net income plus non-cash charges, $145 million in 1994, continued to be a major source of funds. Net income plus non-cash charges, along with short-term borrowing, primarily provided cash requirements for capital expenditures, working capital, dividend payments, treasury share purchases and repayment of debt. At year-end 1994, the Company maintained $284 million in informal lines of credit. Long-term debt as a percentage of total capital employed was 18.7% vs 21.7% in 1993.
   Cash expenditures for capital projects were $39 million in 1994, compared to $84 million in 1993. This brought the five year total to $435 million.
   Acquisitions totaled approximately $10 million in 1994 with the purchase of DeSoto Mills, Inc., a manufacturer and marketer of sports and casual socks. This transaction was completed through an exchange of the Company's common stock with approximately $5.8 million recorded as goodwill. The Company also acquired the trademarks and licenses of Chalk Line, Inc., and its affiliates, for approximately $5.6 million. Acquisitions totaled $35 million in 1993.
   Common stock repurchases totaled $33,898,976 in 1994, representing 1,205,527 shares, compared to 549,360 shares at a cost of $15,196,000 in 1993.


                                                         1995 ANNUAL REPORT 21

CONSOLIDATED BALANCE SHEETS

RUSSELL CORPORATION AND SUBSIDIARIES

December 30, 1995 and December 31, 1994
(In thousands, except share data)

                                                                                         1995                 1994
------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash                                                                           $    4,485            $    4,141
   Trade accounts receivable, less allowances of  $10,337 in 1995 and
     $10,458 in 1994                                                                 224,375               211,976
   Inventories                                                                       321,209               279,393
   Prepaid expenses and other current assets                                           6,824                 7,088
   Future income tax benefits                                                          7,984                 8,277
------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                        564,877               510,875

PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                               10,649                10,443
   Buildings                                                                         253,950               238,339
   Machinery and equipment                                                           719,543               684,835
   Construction-in-progress                                                           28,785                 5,860
------------------------------------------------------------------------------------------------------------------
                                                                                   1,012,927               939,477
Less allowances for depreciation and amortization                                   (531,193)             (472,433)
------------------------------------------------------------------------------------------------------------------
                                                                                     481,734               467,044
OTHER ASSETS                                                                          71,553                68,658
------------------------------------------------------------------------------------------------------------------
                                                                                  $1,118,164            $1,046,577
==================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term debt                                                                $    7,389            $   97,941
   Accounts payable and accrued expenses:
      Trade accounts                                                                  45,613                45,004
      Employee compensation                                                           18,080                20,228
      Other                                                                           17,649                11,075
------------------------------------------------------------------------------------------------------------------
                                                                                      81,342                76,307
   Income taxes                                                                        6,793                 6,824
   Current maturities of long-term debt and capital lease obligations                 31,283                19,473
------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                   126,807               200,545

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT MATURITIES                287,878               144,163

DEFERRED LIABILITIES:
   Income taxes                                                                       48,747                50,840
   Pension and other                                                                  22,174                22,367
------------------------------------------------------------------------------------------------------------------
                                                                                      70,921                73,207
COMMITMENTS

STOCKHOLDERS' EQUITY:
   Common Stock, par value $.01 per share; authorized 150,000,000 shares,
     issued 41,419,958 shares                                                            414                   414
   Paid-in capital                                                                    52,405                53,511
   Retained earnings                                                                 664,163               628,836
   Treasury Stock (1995 - 2,704,537 and 1994 - 1,730,889 shares)                     (76,378)              (48,598)
   Currency translation adjustment                                                    (8,046)               (5,501)
------------------------------------------------------------------------------------------------------------------
                                                                                     632,558               628,662
------------------------------------------------------------------------------------------------------------------
                                                                                  $1,118,164            $1,046,577
==================================================================================================================

See notes to consolidated financial statements.


22 RUSSELL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

RUSSELL CORPORATION AND SUBSIDIARIES

Years ended December 30, 1995, December 31, 1994 and January 1, 1994 (In thousands, except per share data)


                                                               1995           1994             1993
-----------------------------------------------------------------------------------------------------
NET SALES                                                $  1,152,633   $  1,098,259       $  930,787
Cost of goods sold                                            816,834        739,700          613,325
-----------------------------------------------------------------------------------------------------
                                                              335,799        358,559          317,462

Selling, general and administrative expenses                  229,347        213,025          185,108
Write-down of assets                                                -              -           34,583
-----------------------------------------------------------------------------------------------------
                                                              106,452        145,534           97,771

OTHER DEDUCTIONS (INCOME):
   Interest expense                                            21,698         19,434           16,948
   Other - net                                                 (2,979)        (1,485)             106
-----------------------------------------------------------------------------------------------------
                                                               18,719         17,949           17,054
-----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                     87,733        127,585           80,717

PROVISION FOR INCOME TAXES:
   Currently payable                                           35,416         48,123           38,772
   Deferred                                                    (1,800)           636           (7,153)
-----------------------------------------------------------------------------------------------------
                                                               33,616         48,759           31,619
-----------------------------------------------------------------------------------------------------
NET INCOME                                                     54,117         78,826           49,098

Preferred stock dividends                                           -              -               18
-----------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON SHAREHOLDERS             $     54,117   $     78,826        $  49,080
=====================================================================================================
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE        $       1.38   $       1.96        $    1.19
=====================================================================================================

See notes to consolidated financial statements.

                                                 1995 ANNUAL REPORT 23

CONSOLIDATED STATEMENTS OF CASH FLOWS
RUSSELL CORPORATION AND SUBSIDIARIES

Years ended December 30, 1995, December 31, 1994 and January 1, 1994 (In thousands)


                                                                                       1995          1994         1993
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                          $  54,117      $ 78,826   $  49,098
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                       68,010        67,042      66,226
   Deferred income taxes                                                               (1,800)          636      (7,153)
   Loss (gain) on sale of property, plant and equipment                                   560          (610)      1,153
   Write-down of assets                                                                     -             -      34,583
   Changes in assets and liabilities:
      Trade accounts receivable                                                       (13,604)      (30,760)      4,612
      Inventories                                                                     (43,414)        2,474     (21,298)
      Prepaid expenses and other current assets                                           175           (45)        591
      Other assets                                                                     (4,872)       (8,219)     (3,769)
      Accounts payable and accrued expenses                                             6,027         8,728      (4,469)
      Income taxes                                                                        (31)      (14,647)     10,810
      Pension and other deferred liabilities                                           (1,103)        1,955       5,668
-----------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                                     64,065       105,380     136,052

INVESTING ACTIVITIES
Acquisition (net of cash acquired)                                                          -             -     (34,548)
Purchase of property, plant and equipment                                             (86,556)      (38,562)    (83,979)
Proceeds from sale of property, plant and equipment                                     5,984         1,821       5,610
-----------------------------------------------------------------------------------------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES                                        (80,572)      (36,741)   (112,917)

FINANCING ACTIVITIES
Payments on notes payable                                                                   -        (4,562)       (400)
Short-term borrowings                                                                       -         5,547      27,700
Payments on short-term debt                                                           (90,493)            -           -
Payments on long-term debt                                                            (19,475)      (21,863)    (22,877)
Long-term borrowings                                                                  175,000             -           -
Dividends on Preferred Stock                                                                -             -         (18)
Retirement of Preferred Stock                                                               -             -        (622)
Dividends on Common Stock                                                             (18,790)      (16,780)    (15,950)
Distribution of treasury shares                                                         1,252         3,151       2,105
Cost of Common Stock for treasury                                                     (30,138)      (33,750)    (15,196)
-----------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           17,356       (68,257)    (25,258)

Effect of exchange rate changes on cash                                                  (505)         (138)        (75)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                           344           244      (2,198)
Cash balance at beginning of year                                                       4,141         3,897       6,095
-----------------------------------------------------------------------------------------------------------------------
CASH BALANCE AT END OF YEAR                                                        $    4,485     $   4,141   $   3,897
=======================================================================================================================

See notes to consolidated financial statements.


24 RUSSELL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

RUSSELL CORPORATION AND SUBSIDIARIES

Years ended December 30, 1995, December 31, 1994 and January 1, 1994 (In thousands, except share data)


                                                                 1995            1994             1993
--------------------------------------------------------------------------------------------------------
COMMON STOCK
BALANCE AT BEGINNING AND END OF YEAR                           $     414      $     414        $     414
========================================================================================================
PAID-IN CAPITAL
Balance at beginning of year                                   $  53,511      $  49,040        $  49,023
   Exercise of stock options                                      (1,106)           (96)              17
   Acquisitions                                                        -          4,567                -
--------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                         $  52,405      $  53,511        $  49,040
========================================================================================================
RETAINED EARNINGS
Balance at beginning of year                                   $ 628,836      $ 566,790        $ 533,660
   Net income for the year                                        54,117         78,826           49,098
--------------------------------------------------------------------------------------------------------
                                                                 682,953        645,616          582,758

   Cash dividends - Preferred Stock                                    -              -               18
   Cash dividends - Common Stock (1995 - $.48; 1994 -
      $.42; 1993 - $.39)                                          18,790         16,780           15,950
--------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                         $ 664,163      $ 628,836        $ 566,790
========================================================================================================
TREASURY STOCK
Balance at beginning of year                                   $  48,598      $  23,040        $   9,932
   Cost of shares acquired (1995 - 1,071,435; 1994 -
      1,205,527; 1993 - 549,360)                                  30,138         33,899           15,196
   Shares distributed (1995 - 97,787; 1994 - 489,255;
      1993 - 144,537)                                             (2,358)        (8,341)          (2,088)
--------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                         $  76,378      $  48,598        $  23,040
========================================================================================================
CURRENCY TRANSLATION ADJUSTMENT
Balance at beginning of year                                   $  (5,501)     $  (5,552)       $  (3,162)
   Translation (loss) gain(2,545)                                 (2,545)            51           (2,390)
--------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                         $  (8,046)     $  (5,501)       $  (5,552)
========================================================================================================

See notes to consolidated financial statements.



                                                   1995 ANNUAL REPORT 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

Years ended December 30, 1995, December 31, 1994 and January 1, 1994

NOTE 1.
DESCRIPTION OF BUSINESS AND
SIGNIFICANT ACCOUNTING POLICIES

Russell Corporation is a vertically integrated international designer, manufacturer and marketer of activewear, athletic uniforms, better knit shirts, leisure apparel, licensed sports apparel, sports and casual socks, and a comprehensive line of lightweight, yarn-dyed woven fabrics. The Company operates in a single business segment. Apparel products are marketed to sporting goods dealers, department and specialty stores, mass merchandisers, golf pro shops, college bookstores, screen printers, distributors, mail order houses, and other apparel manufacturers.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Russell Corporation and its subsidiaries after the elimination of intercompany accounts and transactions.

USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES
Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $51,000,000 in 1995 and $64,000,000 in 1994. Inventories are summarized as follows:


(In thousands)                           1995          1994
-------------------------------------------------------------
Finished goods                         $274,035      $227,625
Work-in-process                          43,476        37,639
Raw materials and supplies               62,099        47,868
-------------------------------------------------------------
                                        379,610       313,132
Less LIFO reserve                        58,401        33,739
-------------------------------------------------------------
                                       $321,209      $279,393
=============================================================

PROPERTY, PLANT AND EQUIPMENT
Provision for depreciation of the principal items of property, plant and equipment (recorded at cost), including those items held under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives.

OTHER ASSETS
Included in other assets is goodwill of approximately $36,900,000 and $37,600,000, which is net of accumulated amortization of $6,700,000 and $4,800,000 at December 30, 1995 and December 31, 1994, respectively. Goodwill is being amortized over fifteen to twenty-five years on a straight-line basis. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the excess of the carrying value over the fair value of the entity acquired.

INCOME TAXES
The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." Under Statement 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING, MARKETING AND PROMOTIONS EXPENSE
The cost of advertising, marketing and promotions is expensed as incurred. The Company incurred $40,281,000, $35,625,000 and $33,930,000 in such costs during 1995, 1994 and 1993, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Postemployment benefits are recorded under the provisions of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of such benefits is accrued over the service lives of the employees expected to be eligible to receive such benefits.

STOCK-BASED COMPENSATION
Under incentive compensation plans, the Company issues awards in several forms as described in Note 9. These stock options and awards are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides an alternative to Opinion No. 25 in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995,


26 RUSSELL CORPORATION
or upon initial adoption of the Statement, if earlier. The Company continues to evaluate the provisions of Statement 123 and has not determined whether it will adopt the recognition and measurement provisions of that Statement.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
During 1995, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In accordance with Statement 121, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. An impairment loss would be recorded based on the excess of the carrying amount of the asset over the asset's fair value. There was no impact on the Company's financial statements from the adoption of Statement 121.

CONCENTRATIONS OF CREDIT RISK AND FINANCIAL INSTRUMENTS
Financial instruments which subject the Company to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising the Company's customer base. Management believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts (Note 6).
   Sales to a major customer, and its affiliates, represented 15.1% and 13.1% of the Company's net sales for the years ended December 30, 1995 and December 31, 1994, respectively. Accounts receivable from this customer represented 17.7% and 15.9% of the Company's net accounts receivable at December 30, 1995 and December 31, 1994, respectively.
   The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Gains and losses on these hedges are deferred and reflected in cost of sales as such inventory is sold. The Company also utilizes forward purchase contracts in its international operations to limit the currency risks associated with purchase obligations. The effects of movements in currency exchange rates on these instruments are recognized in the period in which the purchase obligations are satisfied (Note 6).
   The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The differential to be received, or paid, under the agreements is accrued as interest rates change and recorded as an adjustment to interest expense. The related amount payable to, or receivable from, the counterparties to the agreements is included in other liabilities or assets. The Company believes that the possibility of credit losses associated with these agreements, resulting from third-party non-performance, is remote.

EARNINGS PER COMMON SHARE
Earnings per common share are computed by using the average number of shares of Common Stock outstanding, plus equivalent shares (employee stock options), with net income adjusted for Preferred Stock dividends. Earnings per common share, assuming full conversion, have not been reported since any difference is minimal.

FISCAL YEAR
The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks. Fiscal years 1995, 1994 and 1993 ended on December 30, 1995, December 31, 1994 and January 1, 1994, respectively.

NOTE 2.
ACQUISITIONS

On March 29, 1994, the Company acquired DeSoto Mills, Inc., a manufacturer and marketer of sports and casual socks, through an exchange of approximately 356,000 shares of the Company's Common Stock. The transaction of approximately $10,000,000 was accounted for as a purchase. The excess of the purchase price over the fair value of the assets and liabilities acquired, approximately $5,800,000, was recorded as goodwill. The consolidated income statements include the results of operations of DeSoto Mills, Inc. subsequent to March 29, 1994.
   On December 23, 1993, the Company acquired The Game Inc. The Game Inc. is a leading designer, producer and marketer of high-quality, licensed sports headwear and apparel for colleges and universities and the four major professional sports leagues (National Football League, National Basketball Association, Major League Baseball and National Hockey League). The all cash transaction, of approximately $35,000,000, was accounted for as a purchase. The excess of the purchase price over the fair value of the assets and liabilities acquired, approximately $18,000,000, was recorded as goodwill. The consolidated income statements include the results of operations of The Game Inc. subsequent to December 23, 1993.
   The following unaudited pro forma information shows the results of the Company's operations as if the acquisitions had occurred on January 3, 1993. These pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions been made at the beginning of fiscal 1993.


(In thousands, except per share data)     1994                    1993
------------------------------------------------------------------------
Net sales                               $1,109,952            $1,036,370
Net income                                  78,885                43,086
Net income per common share                   1.96                  1.04
------------------------------------------------------------------------

                                              1995 RUSSELL CORPORATION 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

Years ended December 30, 1995, December 31, 1994 and January 1, 1994

NOTE 3.
WRITE-DOWN OF ASSETS

During the third quarter of 1993, the Company completed a strategic review of its operations and concluded that certain property, plant and equipment and goodwill had a net realizable value substantially less than the book value of such assets. As a result, during the third quarter the Company recognized a non-cash, pre-tax charge totaling approximately $35 million, which principally involved the Company's textile operations and its Cross Creek Apparel, Inc. subsidiary. The charge included a write-off of $7 million in goodwill associated with its 1988 purchase of Cross Creek Apparel, Inc. The remaining charges were for property, plant and equipment primarily used to manufacture fabrics that go into higher priced specialty markets including placket shirts, slacks, dress shorts and dress shirts. The Company overestimated the market's potential for these items as volumes did not materialize. Implementation of the results of the Company's strategic review resulted in reduced pre-tax depreciation and amortization charges of approximately $5 million in each of the fiscal years 1995 and 1994 and had an immaterial impact on net sales.


NOTE 4.
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations include the following:

(In thousands)                                                  1995          1994
-------------------------------------------------------------------------------------
Notes payable to financial institutions:
   6.72% notes due annually
     1996 through 2002                                         $  75,000    $  75,000
   8.83% notes due annually through 1999                          42,900       53,600
   8.01% notes due annually through 1997                          17,500       26,000
   6.95% to 8.50% notes due
     1996 through 1998                                               361          636
   6.78% notes due annually
     2003 through 2008                                           100,000            -
   Variable rate (6.24% at December 30,
     1995) note due annually 1999
     through 2005                                                 75,000            -
Capital lease obligations (5.35% to 6.00%)
   due annually 1996 through 2002                                  8,400        8,400
-------------------------------------------------------------------------------------
                                                                 319,161      163,636
Less current maturities                                           31,283       19,473
-------------------------------------------------------------------------------------
                                                               $ 287,878    $ 144,163
=====================================================================================

   The notes are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness, liens or leases; acquisition of investments; retirement of capital stock; and the maintenance of working capital. At December 30, 1995, $119,761,076 of retained earnings was unrestricted for payment of dividends.
   The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The property collateralized under the capital lease obligations is included in property, plant and equipment with a net carrying value of $6,450,122 and $6,998,097 at December 30, 1995 and December 31, 1994, respectively.
   The following summarizes the maturities of long-term debt and capital lease obligations: 1996 - $31,283,356; 1997 - $31,943,036; 1998 - $22,627,747; 1999 -
$33,364,286; 2000 - $22,564,286; and thereafter - $177,378,570.


NOTE 5.
SHORT-TERM DEBT

The Company may borrow up to approximately $209 million under informal line of credit arrangements with six banks, on such terms as the Company and the banks may mutually agree. Generally, the arrangements may be canceled by either party at any time. At December 30, 1995, amounts outstanding under the line of credit arrangements totaled $7.4 million. The average interest rates of bank borrowings during 1995, 1994 and 1993 were 6.3%, 4.6% and 3.5%, respectively. The weighted average interest rates of bank borrowings outstanding at December 30, 1995, December 31, 1994 and January 1, 1994 were 7.3%, 6.4% and 3.9%, respectively.

NOTE 6.
FINANCIAL INSTRUMENTS

COTTON FUTURES
The Company utilizes commodity futures contracts in connection with estimating product sales prices in advance of the selling seasons. These transactions effectively limit the Company's risk associated with future cotton price increases as well as the benefits of future price decreases. At December 30, 1995, the Company had outstanding futures contracts that, when combined with other contracts and inventories, represented approximately 100% of its anticipated 1996 cotton requirements.

CURRENCY HEDGES
At December 30, 1995, the Company had contracts in various European currencies and U.S. dollars totaling the equivalent of $3,911,600. There were no material gains or losses associated with these contracts.


28 RUSSELL CORPORATION

INTEREST RATE SWAP AGREEMENTS
The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The Company entered into a fixed to floating rate swap agreement in 1992. Under this agreement, which expires August 31, 2002, the Company receives a fixed rate payment of 6.14% on $75 million and pays a floating rate based upon LIBOR, as determined at six month intervals.
        In 1995, the Company entered into a floating to fixed rate swap agreement. Under this agreement, which expires June 30, 2005, the Company receives a variable rate based upon LIBOR plus .29%, as determined quarterly, and pays a fixed rate of 6.67% on $75 million.
        These agreements, when combined, effectively lowered the weighted average interest rate on the Company's long-term debt from 7.34% to 7.07% and 7.48% to 7.32% in 1995 and 1994, respectively. The Company believes that future changes in interest rates will not have a material impact on the Company's consolidated financial position or results of operations. The fair value of the swap agreements, as indicated below, is the estimated termination value of the agreements at the balance sheet date and may not be indicative of the current termination values. Any gain or loss on the agreements will be recognized when realized.

OTHER FINANCIAL INSTRUMENTS
At December 30, 1995 and December 31, 1994, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based on the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The following table summarizes fair value information for the Company's long-term debt and interest rate swap agreements:

                                             1995                  1994
-------------------------------------------------------------------------------
                                     CARRYING     FAIR     CARRYING     FAIR
(In thousands)                        VALUE      VALUE       VALUE      VALUE
-------------------------------------------------------------------------------
Long-term debt                       $319,161   $320,070    $163,636   $157,270
Interest-rate swap
  agreement
  terminating
  August 31, 2002                       1,640      5,020       1,110     (6,550)
Interest-rate swap
  agreement
  terminating
  June 30, 2005                             -     (2,438)          -          -
-------------------------------------------------------------------------------


NOTE 7.
EMPLOYEE RETIREMENT BENEFITS

The Company has a qualified noncontributory pension plan (Retirement Plan) covering substantially all of its United States employees, a non-qualified supplemental retirement plan (Supplemental Plan) which provides the excess benefits that are limited under the Retirement Plan for certain individuals as a result of compensation levels, and a savings plan that is qualified under
Section 401(k) of the Internal Revenue Code (Savings Plan).
   Benefits for the Retirement Plan and Supplemental Plan are based upon years of service and the employees' highest consecutive five years of compensation during the last ten years of employment. The Company's funding policy for the Retirement Plan is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Net pension cost for the Retirement Plan included the following components:

(In thousands)                                 1995          1994         1993
-------------------------------------------------------------------------------
Service cost                                $   5,134      $ 5,007      $ 4,709
Interest cost                                   7,106        6,147        6,181
Actual return on plan assets                  (10,496)      (1,345)      (5,068)
Net amortization and deferral                   1,846       (7,066)      (2,688)
-------------------------------------------------------------------------------
NET PENSION COST                            $   3,590      $ 2,743      $ 3,134
===============================================================================

   The Retirement Plan's funded status is as follows:

(In thousands)                                                  1995       1994
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  ACCUMULATED BENEFIT OBLIGATION
    INCLUDING VESTED BENEFITS OF $76,145
    AND $61,874, RESPECTIVELY                              $ (80,000)  $(65,135)
===============================================================================
Projected benefit obligation                               $(102,471)  $(89,727)
Plan assets at fair value                                     98,205     87,756
-------------------------------------------------------------------------------
Underfunded status                                            (4,266)    (1,971)
Unrecognized net gain                                         (7,378)   (10,772)
Unrecognized prior service cost                                4,485      4,848
Unrecognized net transition asset                             (5,734)    (6,412)
-------------------------------------------------------------------------------
ACCRUED PENSION EXPENSE                                    $ (12,893)  $(14,307)
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

Years ended December 30, 1995, December 31, 1994 and January 1, 1993

   Plan assets at December 30, 1995, are invested primarily in U.S. government securities and listed corporate bonds and stocks, including 600,960 shares of the Company's Common Stock having a market value of $16,676,640. Dividends paid to the plan by the Company were $288,000 and $252,000 for 1995 and 1994, respectively. The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.25% in 1995, 8.00% in 1994 and 7.25% in 1993. The rates of increase in future compensation levels were 4.00% in 1995, 4.75% in 1994 and 4.00% in 1993. The expected long-term rate of return on plan assets was 9.00% in 1995 and 8.75% in 1994 and 1993.
   Net pension cost for the Supplemental Plan during 1995 included the following components (in thousands):

Service cost                                            $ 92
Interest cost                                            131
Amortization of transition obligation                    110
------------------------------------------------------------
NET PENSION COST                                        $333
============================================================

   At December 30, 1995, the Supplemental Plan's accumulated benefit obligation was $888,929, including vested benefits of $878,459. The projected benefit obligation and unrecognized prior service cost associated with this plan was $2,929,240 and $1,533,802, respectively, at December 30, 1995. The Supplemental Plan is unfunded.
   During 1995, the Company implemented the Savings Plan which allows substantially all of the Company's United States employees to defer portions of their annual compensation. The Company provides additional matching and discretionary contributions. Compensation expense associated with this plan was $1,456,000 for 1995.


NOTE 8.
INCOME TAXES

Foreign operations contributed approximately $8,000,000, $4,000,000 and $1,500,000 to the Company's income before income taxes in 1995, 1994 and 1993, respectively. Significant components of the provision for income taxes are as follows (in thousands):

                                 1995                      1994                  1993
---------------------------------------------------------------------------------------------
                       CURRENTLY                    CURRENTLY            CURRENTLY
                        PAYABLE      DEFERRED      PAYABLE    DEFERRED    PAYABLE    DEFERRED
---------------------------------------------------------------------------------------------
Federal                  $29,580      $(1,596)      $41,719       $567     $35,900    $(6,658)
State                      3,788         (204)        5,184         69       2,684       (495)
Foreign                    2,048            -         1,220          -         188          -
---------------------------------------------------------------------------------------------
TOTALS                   $35,416      $(1,800)      $48,123       $636     $38,772    $(7,153)
=============================================================================================


   The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% to income before income taxes to total income tax expense is:

(In thousands)                           1995           1994            1993
-----------------------------------------------------------------------------
Taxes at statutory rate on
   income before income taxes          $30,707         $44,655        $28,251
State income taxes, net of
   federal income tax benefit            2,329           3,415          1,421
Goodwill                                   425             391          2,729
Adoption of FASB Statement No. 109           -               -         (1,989)
Effect of tax rate change on
   temporary differences                     -               -          1,183
Other-net                                  155             298             24
-----------------------------------------------------------------------------
                                       $33,616         $48,759        $31,619
=============================================================================

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 30, 1995 and December 31, 1994, are as follows:

(In thousands)                                            1995         1994
---------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                        $54,578      $54,905
  Other                                                    847        3,468
---------------------------------------------------------------------------
Total deferred tax liabilities                          55,425       58,373

Deferred tax assets:
  Pension and postemployment obligations                 6,642        7,031
  Inventory                                              3,739        4,233
  Accounts receivable                                    2,883        2,677
  Employee benefits                                      1,398        1,869
  Capital loss and credit carryforwards                    593        1,073
---------------------------------------------------------------------------
Total deferred tax assets                               15,255       16,883
Valuation allowance for deferred tax assets               (593)      (1,073)
---------------------------------------------------------------------------
Net deferred tax assets                                 14,662       15,810
---------------------------------------------------------------------------
NET DEFERRED TAX LIABILITIES                           $40,763      $42,563
===========================================================================

30 RUSSELL CORPORATION

NOTE 9.
STOCK RIGHTS PLAN AND
EXECUTIVE LONG-TERM INCENTIVE PLAN

On October 25, 1989, the Board of Directors declared a dividend of one Right for each share of Common Stock outstanding, which, when exercisable, entitles the holder to purchase a unit of one one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $85. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding Common Stock by a third-party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of Common Stock for each Right held at a significant discount to market. The Rights will expire on October 25, 1999, unless redeemed earlier by the Company at $.01 per Right under certain circumstances.
   During 1993, the Company's shareholders approved the 1993 Executive Long-Term Incentive Plan (1993 Plan). Persons eligible to participate in the 1993 Plan include all officers and key employees of the Company and its subsidiaries. The 1993 Plan permits the issuance of awards in several forms including restricted stock, incentive stock options, nonqualified stock options, stock appreciation rights (SARs) and performance shares and performance unit awards.
   Under the 1993 Plan and predecessor stock option plans, a total of 2,878,127 shares of Common Stock are reserved for issuance. The options are granted at a price equal to the stock's fair market value at the date of grant. The options are exercisable two years after the date of grant and expire ten years after the date of grant. The following table summarizes the status of options under the 1993 Plan and predecessor plans:

                                                1995                           1994                            1993
------------------------------------------------------------------------------------------------------------------------------
                                    Number of                       Number of                      Number of
                                     Shares      Option Price        Shares      Option Price       Shares      Option Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding                         1,425,730  $11.88 to $30.00    1,334,427   $11.88 to $29.00    1,253,068  $11.88 to $29.00
Exercisable                           934,730  $11.88 to $29.00      858,527   $11.88 to $29.00    1,023,068  $11.88 to $29.00
Granted                               278,600            $30.00      245,900   $27.44 to $28.75      230,000            $27.50
Exercised                              97,787  $11.88 to $26.38      148,541   $11.88 to $26.38      144,537  $ 8.88 to $26.38
Canceled                               89,510  $22.06 to $30.00       16,000   $27.44 to $27.50        3,600            $26.38
Available for future grants         1,354,610                      1,543,700                       1,773,600
------------------------------------------------------------------------------------------------------------------------------


  SARs which have been awarded to officers and management of the Company amount to 1,532,600 shares at December 30, 1995. SARs permit the optionee to surrender an exercisable option for a cash or Company stock award equal to the difference between the market price and option price when the right is exercised. No compensation expense with respect to these rights was earned during 1995, 1994 or 1993.

NOTE 10.
CASH FLOWS

SUPPLEMENTAL CASH FLOW INFORMATION
Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

(In thousands)            1995       1994          1993
--------------------------------------------------------
Interest                $21,849    $19,773       $18,088
Income taxes             35,001     61,019        29,631
--------------------------------------------------------

   Excluded from the consolidated statements of cash flows was the effect of the exchange of the Company's Common Stock valued at approximately $10,000,000 for DeSoto Mills, Inc., acquired in 1994.

NOTE 11.
COMMITMENTS

At December 30, 1995, the Company had commitments for the acquisition of property and equipment totaling $55,454,141 and was committed, under noncancelable operating leases with initial or remaining terms of one year or more, to minimum rental payments aggregating $16,883,611, summarized by fiscal year periods as follows: 1996 - $5,338,712; 1997 - $4,016,106; 1998 -
$3,245,903; 1999 - $1,900,695; 2000 - $1,080,654; and thereafter - $1,301,541.
   The Company had $24,800,000 and $17,600,000 outstanding under letters of credit for the purchase of inventories at December 30, 1995 and December 31, 1994, respectively.
   Lease and rental expense for fiscal years 1995, 1994 and 1993 was $11,272,538, $10,096,501 and $6,724,000, respectively.


                                                    1995 ANNUAL REPORT 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RUSSELL CORPORATION AND SUBSIDIARIES

Years ended December 30, 1995, December 31, 994 and January 1, 1994



NOTE 12.
SUMMARY OF QUARTERLY RESULTS
OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations:

YEAR ENDED DECEMBER 30, 1995:
(In thousands, except per share data)

                                   QUARTER ENDED
-------------------------------------------------------------
                        Apr. 2    Jul. 2   Oct. 1    Dec. 30
-------------------------------------------------------------
Net sales              $248,315  $268,731  $333,820  $301,767
Gross profit             76,880    77,537    89,412    91,970
Net income               12,232    12,480    12,943    16,462
Net income per common
  and common
  equivalent share         0.31      0.32      0.33      0.42
-------------------------------------------------------------

Year ended December 31, 1994:
(In thousands, except per share data)

                                   Quarter ended
-------------------------------------------------------------
                        Apr. 3    Jul. 3   Oct. 2    Dec. 31
-------------------------------------------------------------
Net sales              $232,118  $243,505  $317,131  $305,505
Gross profit             76,235    73,862   100,309   108,153
Net income               13,366    12,715    24,204    28,541
Net income per common
  and common
  equivalent share         0.33      0.32      0.60      0.71
-------------------------------------------------------------


REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at December 30, 1995 and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP


Birmingham, Alabama
January 24, 1996


32 RUSSELL CORPORATION