Form 10-K, Exhibit 13
period 1997-01-04
RUSSELL CORP
filed 1997-03-31
CIK 85812

                                                                    EXHIBIT (13)








                       1996 ANNUAL REPORT TO SHAREHOLDERS

                               FINANCIAL REVIEW


              Ten-Year Selected Financial Data                     22
              Management's Discussion and Analysis
                of Financial Condition and Results of Operations   24
              Consolidated Balance Sheets                          26
              Consolidated Statements of Income                    27
              Consolidated Statements of Cash Flows                28
              Consolidated Statements of Stockholders' Equity      29



Cash Flows From Operations                      Return On Equity
--------------------------                      ----------------
(dollars in millions)                           (percent)

Working Capital                                 Debt To Equity
---------------------                           --------------
(dollars in millions)                           (percent)

                     Russell Corporation and Subsidiaries

                              -----------------
                              Ten-Year Selected
                                Financial Data

                              -----------------




(Dollars in thousands, except per share data)           1996        1995        1994        1993      1992
------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                        1,244,204  $1,152,633  $1,098,259  $930,787
Cost of goods sold                                     846,166     816,834     739,700     613,325   592,837
Interest expense                                        25,738      21,698      19,434      16,948    15,841
Income before income taxes(b)                          129,545      87,733     127,585      80,717   129,507
Income taxes(b)                                         47,969      33,616      48,759      31,619    47,269
Net income applicable to common shares(b)               81,576      54,117      78,826      49,080    81,945
------------------------------------------------------------------------------------------------------------
FINANCIAL DATA

Depreciation and amortization                       $   72,226  $   68,010  $   67,042  $   66,226  $ 60,444
Net income plus depreciation and amortization          153,802     122,127     145,868     115,306   142,389
Capital expenditures                                   114,031      86,556      38,562      83,979   109,161
Working capital                                        412,591     438,070     310,330     277,993   285,469
Long-term debt and redeemable preferred stock          255,935     287,878     144,163     163,334   186,122
Stockholders' equity                                   679,823     632,558     628,662     587,651   570,003
Capital employed                                       935,758     920,436     772,825     750,985   756,125
Total assets                                         1,195,180   1,118,164   1,046,577   1,017,044   964,933
------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA

Net income(b)                                       $     2.11  $     1.38  $     1.96  $     1.19  $   1.99
Dividends                                                  .50         .48         .42         .39       .34
Book value                                               17.87       16.34       15.84       14.54     13.97
Price Range:

  High                                                   33.75       31.25       32.63       36.87     40.37
  Low                                                    23.13       22.00       24.00       26.00     27.75
------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS Net sales times:

  Receivables(a)                                           5.5         5.3         5.6         5.3       5.8
  Inventories(a)                                           3.7         3.8         3.9         3.7       4.6
  Capital employed(a)                                      1.3         1.4         1.4         1.2       1.2
Interest coverage(b)                                       6.0         5.0         7.6         5.8       9.2
Income before income taxes as a percent of sales(b)       10.4%        7.6%       11.6%        8.7%     14.4%
Net income as a percent of sales(b)                        6.6%        4.7%        7.2%        5.3%      9.1%
Net income as percent of stockholders' equity(a)(b)       12.4%        8.6%       13.0%        8.5%     15.3%
------------------------------------------------------------------------------------------------------------
OTHER DATA

Net common shares outstanding (000s omitted)            38,049      38,715      39,689      40,405    40,810
Approximate number of common shareholders               12,300      12,300      13,000      13,000    13,000
------------------------------------------------------------------------------------------------------------


(a) Average of amounts at beginning and end of each fiscal year.
(b) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,080 associated with the write-down of certain ??????. The after-tax impact of this write-down on 1993 earnings was $.56 per common share.

(Dollars in thousands, except per share data)          1993       1992       1991     1990      1989      1988        1987
----------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                          $1,098,259  $930,787   $899,136  $804,585  $713,812  $687,954    $531,136
Cost of goods sold                                    613,325   592,837    553,160   461,281   457,875   344,109     316,738
Interest expense                                       16,948    15,841     18,097    18,885    15,643     8,788       6,892
Income before income taxes(b)                          80,717   129,507     90,866   109,672   102,728    85,793      80,145
Income taxes(b)                                        31,619    47,269     34,027    41,725    37,994    32,028      33,811
Net income applicable to common shares(b)              49,080    81,945     56,279    67,378    64,163    53,728      46,334
----------------------------------------------------------------------------------------------------------------------------
FINANCIAL DATA

Depreciation and amortization                      $   66,226 $  60,444  $ 56,594  $ 52,539  $ 45,633  $ 33,368    $ 26,039
Net income plus depreciation and amortization         115,306   142,389    112,873   119,917   109,796    87,096      72,373
Capital expenditures                                   83,979   109,161     89,532   113,617    87,410   118,476      77,502
Working capital                                       277,993   285,469    255,392   249,683   267,178   124,263     162,931
Long-term debt and redeemable preferred stock         163,334   186,122    185,923   196,857   210,470    90,023      73,545
Stockholders' equity                                  587,651   570,003    502,501   456,352   402,216   345,086     279,611
Capital employed                                      750,985   756,125    688,424   653,209   612,686   435,109     353,156
Total assets                                        1,017,044   964,933    818,220   794,521   720,806   560,969     445,252
----------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA

Net income(b)                                      $     1.19  $   1.99   $   1.38  $   1.65  $   1.57  $   1.36    $   1.17
Dividends                                                 .39       .34        .32       .32       .28       .23         .19
Book value                                              14.54     13.97      12.39     11.29      9.95      8.55        7.16
Price Range:

  High                                                  36.87     40.37      36.25     31.00     26.50     17.75       20.50
  Low                                                   26.00     27.75      19.75     16.00     15.62     11.37       10.62
----------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS Net sales times:

  Receivables(a)                                         5.3       5.8         5.9       5.3       5.9       5.6         5.8
  Inventories(a)                                         3.7       4.6         4.8       5.1       6.8       6.4         6.9
  Capital employed(a)                                    1.2       1.2         1.2       1.1       1.3       1.3         1.5
Interest coverage(b)                                     5.8       9.2         6.0       6.8       7.6      10.8        12.6
Income before income taxes as a percent of sales(b)      8.7%     14.4%       11.3%     15.4%     14.9%     16.2%       16.7%
Net income as a percent of sales(b)                      5.3%      9.1%        7.0%      9.4%      9.3%     10.1%        9.7%
Net income as percent of stockholders' equity(a)(b)      8.5%     15.3%       11.7%     15.7%     17.2%     17.2%       17.6%
----------------------------------------------------------------------------------------------------------------------------
OTHER DATA

Net common shares outstanding (000s omitted)          40,405    40,810      40,569    40,407    40,427    40,360      39,050
Approximate number of common shareholders             13,000    13,000      18,000    18,000    18,000    18,000      18,600
----------------------------------------------------------------------------------------------------------------------------

(a) Average of amounts at beginning and end of each fiscal year.
(b) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was $.56 per common share.

                     Russell Corporation and Subsidiaries

                           Management's Discussion
                                 And Analysis

                                 1996 VS 1995

Net sales increased 8% in 1996 to a record $1,244,204,000. The most significant increases in sales were experienced in DeSoto Mills, Inc., Licensed Products Division and Cross Creek Apparel, Inc. Growth in core products increased to solid levels in the fourth quarter. International and export sales growth slowed in 1996, due to a difficult retail environment in Europe, and represented 10.5% of sales.

     Cotton prices stabilized and returned to more traditional levels during 1996. As a result, gross margins increased to 32.0% from 29.1% in 1995. Most divisions of the Company experienced much improved gross margins for the year due to lower raw material prices and ongoing cost reduction programs.

     The Company utilizes cotton futures contracts to set sales prices which are generally set six months to a year in advance of the selling seasons. Depending upon market conditions, these contracts may be purchased at the time prices are set. Purchasing futures contracts not only limits the risk of price increases, but also limits the Company's ability to benefit from price decreases. At January 4, 1997, the Company had outstanding futures contracts that, when combined with other contracts and inventory, represented approximately 86% of the Company's anticipated cotton requirements for 1997.

     Selling, general and administrative expenses increased 6.3%, but declined to 19.6% of sales from 19.9% the year before. The Company continued to emphasize marketing and customer service in order to gain market share, domestically and internationally.

     The Company utilizes two interest rate swap agreements in the management of its interest rate exposure. These agreements effectively convert a portion of the Company's interest rate exposure from a fixed to a floating rate basis and from a floating rate to a fixed basis. The effect of these agreements was to lower the effective interest rate on the Company's long-term debt from 6.95% to 6.77% and from 7.34% to 7.07% in 1996 and 1995, respectively. Interest expense increased in 1996 due to increased short-term borrowings, generally offsetting principal payments of long-term debt.

     The balance sheet continues to reflect the conservative financial nature of the Company and its strong financial condition. At the end of 1996, long-term debt to total capitalization was 27.4% versus 31.3% at the end of 1995. Inventory increased 8%, in line with sales increases. There was a slight reduction in accounts receivable, year-end 1996 versus 1995. Current ratios were 3.2 and 4.5, respectively, reflecting increased temporary borrowing for 1996.

     Net income plus non-cash charges of approx-imately $149 million and an increase of short-term borrowings of $55 million provided the majority of the cash requirements for 1996. This cash was used for capital expenditures, payments on long-term debt, treasury stock repurchases, working capital and dividends. Capital expenditures of $114 million in 1996 brings the five-year total to more than $432 million reflecting the Company's ongoing commitment to research and development and modernization of manufacturing facilities and customer service systems.

     Capital expenditures of $124 million are anticipated for 1997. Approximately $30 million of this amount is planned for new facilities outside the United States. The balance will be used for expansion and modernization domestically. The Company maintains $238 million of informal lines of credit and does not anticipate issuing any additional long-term debt or equity securities in 1997.

     There were no material acquisitions in 1996 or 1995. In 1996, as it did in 1995, the Board of Directors adjusted the stock repurchase authorization upward to two million shares. Purchases of the Company's Common Stock totaled $26,049,000 in 1996, representing 932,783 shares, compared to $30,138,000 representing 1,071,435 shares in 1995.

                                 1995 VS 1994

Net sales for 1995 increased 5% to $1,152,633,000 in spite of a soft retail environment. The Company's core domestic business, while impacted by the slowdown at retail, posted solid growth in units. International and export sales, excluding Canada, grew 31% and represented 9.3% of sales in 1995.

     1995 saw cotton prices reach post Civil War highs. While the Company had covered a substantial portion of its cotton requirements through the purchase of cotton futures contracts, the effect of these record prices on the remaining requirements, along with competitive pricing pressures and increased cost associated with contracted domestic apparel assembly, resulted in a decline in gross margins to 29.1% from 32.6% in 1994.

     Selling, general and administrative expense rose both in gross dollars and as a percent of sales. The Company continued to increase advertising expenditures in 1995 in order to gain market share in an increasingly competitive domestic market. Customer service expenditures and higher royalty rates associated with our licensed product business, also contributed to the increase over 1994.

     The effect of the interest swap agreements was to lower the effective interest rate on the Company's long-term debt from 7.34% to 7.07% and from 7.48 % to 7.32% in 1995 and 1994, respectively. Interest expense increased in 1995 due to increased borrowings and higher rates on short-term debt. During 1995, the Company borrowed an additional $175 million of long-term debt. The proceeds from the borrowings were used to reduce short-term debt and for other general corporate purposes.

     The balance sheet continued to reflect the strong financial condition of the Company. Working capital increased by $128 million in 1995. Accounts receivable increased in line with sales growth, and inventories increased by 15%, in line with projected requirements for 1996. At December 30, 1995, the current ratio was 4.5 versus 2.5 at the end of 1994. Long-term debt to total capitalization was 31.3% at the end of 1995 versus 18.7% at the end of 1994, reflecting the aforementioned issuance of long-term debt.

     Net income plus non-cash charges of approximately $121 million along with long-term borrowings of $175 million, provided the majority of cash requirements in 1995. This cash was used for working capital, capital expenditures, dividends, treasury stock purchases and the repayment of debt.

1995 capital expenditures were $87 million.

     There were no material acquisitions in 1995. In 1994, acquisitions totaled approximately $10 million with the purchase of DeSoto Mills, Inc. The Company also acquired the trademarks and licenses of Chalk Line, Inc. and its affiliates, for approximately $5.6 million in 1994.

     In 1995, the Board of Directors adjusted the stock repurchase authorization upward to a total of two million shares. Purchases of the Company's Common Stock totals $30,138,000 in 1995 representing 1,071,435 shares, compared to 1,205,527 shares at a total cost of $33,899,000 in 1994.

                     Russell Corporation and Subsidiaries

                                --------------
                                 Consolidated
                                Balance Sheets
                                --------------

                    January 4, 1997 and December 30, 1995


(In thousands, except share data)                                               1996      1995
------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:

  Cash                                                                    $    7,355  $    4,485

  Trade accounts receivable, less allowances of $10,210 in 1996 and $10,337
   in 1995                                                                   224,155     224,375
  Inventories                                                                346,782     321,209
  Prepaid expenses and other current assets                                   13,334       6,824
  Future income tax benefits                                                   8,399       7,984
------------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                                  600,025     564,877
PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                        10,683      10,649
  Buildings                                                                  305,765     253,950
  Machinery and equipment                                                    784,081     719,543
  Construction-in-progress                                                    22,192      28,785
------------------------------------------------------------------------------------------------
                                                                           1,122,721   1,012,927

  Less allowances for depreciation and amortization                        (595,935)   (531,193)
------------------------------------------------------------------------------------------------
                                                                             526,786     481,734

OTHER ASSETS                                                                  68,369      71,553
------------------------------------------------------------------------------------------------
                                                                          $1,195,180  $1,118,164
================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

  Short-term debt                                                         $   63,256  $    7,389
  Accounts payable and accrued expenses:
     Trade accounts                                                           40,941      45,613
     Employee compensation                                                    22,741      18,080
     Other                                                                    18,515      17,649
------------------------------------------------------------------------------------------------
                                                                              82,197      81,342

  Income taxes                                                                10,038       6,793
  Current maturities of long-term debt and capital lease obligations          31,943      31,283
------------------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES                                             187,434     126,807
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT MATURITIES        255,935     287,878

DEFERRED LIABILITIES:

  Income taxes                                                                46,218      48,747
  Pension and other                                                           25,770      22,174
------------------------------------------------------------------------------------------------
                                                                              71,988      70,921

COMMITMENTS
STOCKHOLDERS' EQUITY:

  Common Stock, par value $.01 per share; authorized 150,000,000 shares,
   issued 41,419,958 shares                                                      414         414
  Paid-in capital                                                             50,200      52,405
  Retained earnings                                                          726,492     664,163
  Treasury stock (1996 - 3,370,885 and 1995 - 2,704,537 shares)              (95,057)    (76,378)
  Currency translation adjustment                                             (2,226)     (8,046)
------------------------------------------------------------------------------------------------
                                                                             679,823     632,558
------------------------------------------------------------------------------------------------

                                                                          $1,195,180  $1,118,164
================================================================================================

See notes to consolidated financial statements.

                     Russell Corporation and Subsidiaries

                           Consolidated Statements
                                  of Income
                           -----------------------
    Years ended January 4, 1997, December 30, 1995, and December 31, 1994


(In thousands, except share data)                      1996        1995        1994
-------------------------------------------------------------------------------------
NET SALES                                          $1,244,204  $1,152,633  $1,098,259
Cost of goods sold                                    846,166     816,834     739,700

-------------------------------------------------------------------------------------
                                                      398,038     335,799     358,559
Selling, general and administrative expenses          243,759     229,347     213,025
-------------------------------------------------------------------------------------
                                                      154,279     106,452     145,534
OTHER DEDUCTIONS (INCOME):

  Interest expense                                     25,738      21,698      19,434
  Other - net                                          (1,004)     (2,979)     (1,485)
-------------------------------------------------------------------------------------
                                                       24,734      18,719      17,949
-------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            129,545      87,733     127,585

PROVISION FOR INCOME TAXES:

  Currently payable                                    53,259      35,416      48,123
  Deferred                                             (5,290)     (1,800)        636
-------------------------------------------------------------------------------------
                                                       47,969      33,616      48,759
-------------------------------------------------------------------------------------
NET INCOME                                         $   81,576  $   54,117  $   78,826
=====================================================================================
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE  $     2.11  $     1.38  $     1.96
=====================================================================================

See notes to consolidated financial statements.

                     Russell Corporation and Subsidiaries

                           Consolidated Statements
                                of Cash Flows

                           -----------------------

    Years ended January 4, 1997, December 30, 1995, and December 31, 1994


-------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                  1996      1995      1994
OPERATING ACTIVITIES

Net income                                                                                 $   81,576 $  54,117  $ 78,826
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                                72,226    68,010    67,042
  Deferred income taxes                                                                        (5,290)   (1,800)      636
  Loss (gain) on sale of property, plant and equipment                                            200       560      (610)
  Changes in assets and liabilities:

     Trade accounts receivable                                                                  2,237   (13,604)  (30,760)
     Inventories                                                                              (22,458)  (43,414)    2,474
     Prepaid expenses and other current assets                                                 (6,045)      175       (45)
     Other assets                                                                                 175    (4,872)   (8,219)
     Accounts payable and accrued expenses                                                        208     6,027     8,728
     Income taxes                                                                               3,240       (31)  (14,647)
     Pension and other deferred liabilities                                                     6,019    (1,103)    1,955
-------------------------------------------------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                              132,088    64,065   105,380
INVESTING ACTIVITIES
Purchase of property, plant and equipment                                                    (114,031)  (86,556)  (38,562)
Proceeds from sale of property, plant and equipment                                             1,280     5,984     1,821
-------------------------------------------------------------------------------------------------------------------------
       NET CASH USED IN INVESTING ACTIVITIES                                                 (112,751)  (80,572)  (36,741)
FINANCING ACTIVITIES
Short-term borrowings                                                                          54,846         -     5,547
Payments on notes payable                                                                           -         -    (4,562)
Payments on short-term debt                                                                         -   (90,493)        -
Payments on long-term debt                                                                    (31,282)  (19,475)  (21,863)
Long-term borrowings                                                                                -   175,000         -
Dividends on Common Stock                                                                     (19,247)  (18,790)  (16,780)
Distribution of treasury shares                                                                 5,165     1,252     3,151
Cost of Common Stock for treasury                                                             (26,049)  (30,138)  (33,750)
-------------------------------------------------------------------------------------------------------------------------
       NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                    (16,567)   17,356   (68,257)
Effect of exchange rate changes on cash                                                           100      (505)     (138)
-------------------------------------------------------------------------------------------------------------------------
Net increase in cash                                                                            2,870       344       244
Cash balance at beginning of year                                                               4,485     4,141     3,897
-------------------------------------------------------------------------------------------------------------------------
CASH BALANCE AT END OF YEAR                                                                $    7,355 $   4,485  $  4,141
=========================================================================================================================

See notes to consolidated financial statements.

                     Russell Corporation and Subsidiaries

                           Consolidated Statements
                           of Stockholders' Equity

    Years ended January 4, 1997, December 30, 1995, and December 31, 1994


(In thousands, except share data)                            1996      1995      1994
-------------------------------------------------------------------------------------
COMMON STOCK
BALANCE AT BEGINNING AND END OF YEAR                     $    414  $    414      $414
=====================================================================================
PAID-IN CAPITAL

Balance at beginning of year                             $ 52,405  $ 53,511   $49,040
  Exercise of stock options                                (2,205)   (1,106)      (96)
  Acquisitions                                                  -         -     4,567
-------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                   $ 50,200  $ 52,405   $53,511
=====================================================================================
RETAINED EARNINGS

Balance at beginning of year                             $664,163  $628,836  $566,790
  Net income for the year                                  81,576    54,117    78,826
  Cash dividends - Common Stock

   (1996 - $.50; 1995 - $.48; 1994 - $.42)                (19,247)  (18,790)  (16,780)
-------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                   $726,492  $664,163  $628,836
=====================================================================================
TREASURY STOCK

Balance at beginning of year                             $ 76,378  $ 48,598  $ 23,040
  Cost of shares acquired
   (1996 - 932,783; 1995 - 1,071,435; 1994 - 1,205,527)    26,049    30,138    33,899
  Shares distributed (1996 - 266,435; 1995 - 97,787;
   1994 - 489,255)                                         (7,370)   (2,358)   (8,341)
-------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                   $ 95,057  $ 76,378  $ 48,598
=====================================================================================
CURRENCY TRANSLATION ADJUSTMENT

Balance at beginning of year                             $ (8,046) $ (5,501) $ (5,552)
  Translation gain (loss)                                   5,820    (2,545)       51
-------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                   $ (2,226) $ (8,046) $ (5,501)
=====================================================================================

See notes to consolidated financial statements.

                      Russell Corporation and Subsidiaries

                             Notes to Consolidated
                              Financial Statements

     Years ended January 4, 1997, December 30, 1995, and December 31, 1994

                                    NOTE ONE
                          DESCRIPTION OF BUSINESS AND
                        SIGNIFICANT ACCOUNTING POLICIES

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

INVENTORIES

Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $69,000,000 in 1996 and $51,000,000 in 1995.



Inventories are summarized as follows:
(In thousands)                             1996      1995

---------------------------------------------------------
Finished goods                         $280,368  $274,035
Work-in-process                          45,562    43,476
Raw materials and supplies               53,885    62,099

---------------------------------------------------------
                                        379,815   379,610

Less LIFO reserve                        33,033    58,401
---------------------------------------------------------
                                       $346,782  $321,209

=========================================================

PROPERTY, PLANT AND EQUIPMENT

Provision for depreciation of the principal items of property, plant and equipment (recorded at cost), including those items held under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives.

OTHER ASSETS

Included in other assets is goodwill of approximately $35,000,000 and $36,900,000, which is net of accumulated amortization of $8,600,000 and $6,700,000 at January 4, 1997 and December 30, 1995, respectively. Goodwill is being amortized over fifteen to twenty-five years on a straight-line basis. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the excess of the carrying value over the fair value of the entity acquired.

LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets under the provisions of Financial Accounting Standards Board (FASB) Statement 121. When events and circumstances indicate that assets may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than the carrying value of such assets, the Company records an impairment loss equal to the excess of the carrying value over the asset's fair value. There were no impairment losses recorded in either 1996 or 1995.

INCOME TAXES

The Company accounts for income taxes under the provisions of FASB Statement 109, "Accounting for Income Taxes." Under Statement 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING, MARKETING AND PROMOTIONS EXPENSE

The cost of advertising, marketing and promotions is expensed as incurred. The Company incurred $36,454,000, $40,281,000 and $35,625,000 in such costs during 1996, 1995 and 1994, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Postretirement benefits are recorded under the provisions of FASB Statement 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of such benefits is accrued over the service lives of the employees expected to be eligible to receive such benefits.

STOCK-BASED COMPENSATION

The Company issues awards under its incentive compensation plans as described in Note 8. These stock options and awards are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

CONCENTRATIONS OF CREDIT RISK AND FINANCIAL INSTRUMENTS

Financial instruments which subject the Company to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising the Company's customer base. Management believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts (Note 5).

     Sales to a major customer, and its affiliates, represented 17.1%, 15.1% and 13.1% of the Company's net sales for the years ended January 4, 1997, December 30, 1995 and December 31, 1994, respectively. Accounts receivable from this customer represented 23.7% and

                      Russell Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

     Years ended January 4, 1997, December 30, 1995, and December 31, 1994

17.7% of the Company's net accounts receivable at January 4, 1997 and December 30, 1995, respectively.

     The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Gains and losses on these hedges are deferred and reflected in cost of sales as such inventory is sold. The Company also utilizes forward purchase contracts in its international operations to limit the currency risks associated with purchase obligations. The effects of movements in currency exchange rates on these instruments are recognized in the period in which the purchase obligations are satisfied (Note 5).

     The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The differential to be received, or paid, under the agreements is accrued as interest rates change and recorded as an adjustment to interest expense. The related amount payable to, or receivable from, the counterparties to the agreements is included in other liabilities or assets. The Company believes that the possibility of credit losses associated with these agreements, resulting from third-party nonperformance, is remote (Note 5).

EARNINGS PER COMMON SHARE

Earnings per common share are computed by using the average number of shares of Common Stock outstanding, plus equivalent shares (employee stock options). Earnings per common share, assuming full conversion, have not been reported since any difference is minimal.

FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks, as is the case for 1996. Fiscal years 1996, 1995 and 1994 ended on January 4, 1997, December 30, 1995 and December 31, 1994, respectively.

                                    NOTE TWO

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

                                   NOTE THREE
                               LONG-TERM DEBT AND

                           CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations include the following:



        (In thousands)                                    1996      1995
--------------------------------------------------------------------------
        Notes payable to financial institutions:

          6.72% notes due annually through 2002        $64,286   $75,000
          8.83% notes due annually through 1999         32,200    42,900
          8.01% notes due annually through 1997          9,000    17,500
          6.95% to 8.50% notes due through 1998            142       361
          6.78% notes due annually 2003 through 2008   100,000   100,000
          Variable rate (5.91% at January 4, 1997)
           note due annually 1999 through 2005          75,000    75,000
        Capital lease obligations (3.30% to 6.00%)
         due annually through 2002                       7,250     8,400
--------------------------------------------------------------------------
                                                       287,878   319,161

        Less current maturities                         31,943    31,283
--------------------------------------------------------------------------
                                                      $255,935  $287,878

==========================================================================

     The notes are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness, liens or leases; acquisition of investments; retirement of capital stock; and the maintenance of working capital. At January 4, 1997, $119,312,000 of retained earnings was unrestricted for payment of dividends.

     The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The property collateralized under the capital lease obligations is included in property, plant and equipment with a net carrying value of $5,903,000 and $6,450,000 at January 4, 1997 and December 30, 1995, respectively.

     The following summarizes the maturities of long-term debt and capital lease obligations: 1997 - $31,943,000; 1998 - $22,628,000; 1999 - $33,364,000;
2000 - $22,564,000; 2001 - $22,564,000; and thereafter - $154,815,000.

                      Russell Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

     Years ended January 4, 1997, December 30, 1995, and December 31, 1994

                                 NOTE FOUR
                                SHORT-TERM DEBT

The Company may borrow up to approximately $238 million under informal line of credit arrangements with seven banks, on such terms as the Company and the banks may mutually agree. Generally, the arrangements may be canceled by either party at any time. At January 4, 1997, amounts outstanding under the line of credit arrangements totaled $63.3 million. The average interest rates of bank borrowings during 1996, 1995 and 1994 were 5.8%, 6.3% and 4.6%, respectively. The weighted-average interest rates of bank borrowings outstanding at January 4, 1997, December 30, 1995 and December 31, 1994, were 5.9%, 7.3% and 6.4%, respectively.

                                   NOTE FIVE
                             FINANCIAL INSTRUMENTS

COTTON FUTURES

The Company utilizes commodity futures contracts in connection with estimating product sales prices in advance of the selling seasons. These transactions effectively limit the Company's risk associated with future cotton price increases as well as the benefits of future price decreases. At January 4, 1997, the Company had outstanding futures contracts that, when combined with other contracts and inventories, represented approximately 86% of its anticipated 1997 cotton requirements.

CURRENCY HEDGES

At January 4, 1997, the Company had contracts totaling $7,000,000. There were no material gains or losses associated with these contracts.

INTEREST RATE SWAP AGREEMENTS

The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The Company entered into a fixed to floating rate swap agreement in 1992. Under this agreement, which expires August 31, 2002, the Company receives a fixed rate payment of 6.14% on approximately $64 million and pays a floating rate based upon LIBOR, as determined at six month intervals.

     In 1995, the Company entered into a floating to fixed rate swap agreement. Under this agreement, which expires June 30, 2005, the Company receives a variable rate based upon LIBOR plus .29%, as determined quarterly, and pays a fixed rate of 6.67% on $75 million.

     These agreements, when combined, effectively lowered the weighted-average interest rate on the Company's long-term debt from 6.95% to 6.77% and from 7.34% to 7.07% in 1996 and 1995, respectively. The Company believes that future changes in interest rates will not have a material impact on the Company's consolidated financial position or results of operations. The fair value of the swap agreements, as indicated in the following table, is the estimated termination value of the agreements at the balance sheet date and may not be indicative of the current termination values. Any gain or loss on the agreements will be recognized when realized.

OTHER FINANCIAL INSTRUMENTS

At January 4, 1997 and December 30, 1995, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based upon the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analysis, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The following table summarizes fair value information for the Company's long-term debt and interest rate swap agreements:

                                      1996                1995
------------------------------------------------------------------------------
                         Carrying          Fair         Carrying         Fair
(In thousands)             Value          Value          Value          Value
------------------------------------------------------------------------------
Long-term debt           $287,878       $284,074       $319,161       $320,070
Interest rate swap
  agreement
  terminating
  August 31, 2002           2,216          3,013          1,640          5,020
Interest rate swap
  agreement
  terminating
  June 30, 2005                 -            445              -         (2,438)
------------------------------------------------------------------------------

                                    NOTE SIX
                          EMPLOYEE RETIREMENT BENEFITS

The Company has a qualified noncontributory pension plan (Retirement Plan) covering substantially all of its United States employees and a savings plan that is qualified under Section 401(k) of the Internal Revenue Code (Savings
Plan).

     Benefits for the Retirement Plan are based upon years of service and the employees' highest consecutive five years of compensation during the last ten years of employment. The Company's funding policy for the Retirement Plan is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Net pension cost for the Retirement Plan included the following components:

(In thousands)                                 1996         1995         1994
-------------------------------------------------------------------------------
Service cost                                $  5,838     $  5,134     $  5,007
Interest cost                                  7,408        7,106        6,147
Actual return on plan assets                 (10,705)     (10,496)      (1,345)
Net amortization and deferral                  1,416        1,846       (7,066)
-------------------------------------------------------------------------------
Net pension cost                            $  3,957     $  3,590     $  2,743
==============================================================================



The Retirement Plan's funded status is as follows:

(In thousands)                                         1996          1995
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation including
    vested benefits of $81,432
    and $76,145, respectively                       $ (85,753)    $ (80,000)
Projected benefit obligation                        $(112,359)    $(102,471)
Plan assets at fair value                             103,609        98,205
--------------------------------------------------------------------------------
Underfunded status                                     (8,750)       (4,266)
Unrecognized net gain                                  (7,166)       (7,378)
Unrecognized prior service cost                         4,121         4,485
Unrecognized net transition asset                      (5,056)       (5,734)
--------------------------------------------------------------------------------
Accrued pension expense                             $ (16,851)    $ (12,893)
================================================================================

     Plan assets at January 4, 1997, are invested primarily in U.S. government securities and listed corporate bonds and stocks, including 600,960 shares of the Company's Common Stock having a market value of $17,878,000. Dividends paid to the plan by the Company were $300,000 and $288,000 for 1996 and 1995, respectively. The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.25% in 1996 and 1995 and 8.00% in 1994. The rates of increase in future compensation levels were 4.00% in 1996 and 1995 and 4.75% in 1994. The expected long-term rate of return on plan assets was 9.00% in 1996 and 1995 and 8.75% in 1994.

     During 1995, the Company implemented the Savings Plan, which allows substantially all of the Company's United States employees to defer portions of their annual compensation. The Company provides additional matching and discretionary contributions. Compensation expense associated with this plan was $1,322,000 and $1,456,000 for 1996 and 1995, respectively.

                                   NOTE SEVEN
                                  INCOME TAXES

Foreign operations contributed approximately $900,000, $8,000,000 and $4,000,000 to the Company's income before income taxes in 1996, 1995 and 1994, respectively. Significant components of the provision for income taxes are as follows:

                                 1996                   1995                1994
                                 ----                   ----                ----
                              Currently              Currently            Currently
(In thousands)           Payable    Deferred    Payable    Deferred  Payable  Deferred
--------------------------------------------------------------------------------------
Federal                  $ 47,860    $(4,994)   $29,580   $(1,596)   $41,719   $567
State                       5,709       (596)     3,788      (204)     5,184     69
Foreign                      (310)       300      2,048      --        1,220    --
Totals                   $ 53,259    $(5,290)   $35,416   $(1,800)   $48,123   $636
======================================================================================



     The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% to income before income taxes to total income tax expense is as follows:

(In thousands)                           1996         1995          1994
--------------------------------------------------------------------------
Taxes at statutory rate on income
  before income taxes                  $ 45,341      $30,707      $44,655
State income taxes, net of
  federal income tax benefit              3,324        2,329        3,415
--------------------------------------------------------------------------

Goodwill                                    425          425          391
Other - net                              (1,121)         155          298
                                       $ 47,969      $33,616      $48,759
==========================================================================

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of January 4, 1997 and December 30, 1995, are as follows:


 (In thousands)                                 1996      1995
---------------------------------------------------------------
 Deferred tax liabilities:
   Property, plant and equipment              $53,434  $54,578
   Other                                          965      847
---------------------------------------------------------------
 Total deferred tax liabilities                54,399   55,425
 Deferred tax assets:
   Pension and postemployment obligations       8,340    6,642
   Inventory                                    4,024    3,739
   Accounts receivable                          2,883    2,883
   Employee benefits                            1,333    1,398
   Capital loss and credit carryforwards          282      593
---------------------------------------------------------------
 Total deferred tax assets                     16,862   15,255
 Valuation allowance for deferred tax assets     (282)    (593)
 Net deferred tax assets                       16,580   14,662
 Net deferred tax liabilities                 $37,819  $40,763
==============================================================

                                   NOTE EIGHT
                        STOCK RIGHTS PLAN AND EXECUTIVE

                            LONG-TERM INCENTIVE PLAN

     On October 25, 1989, the Board of Directors declared a dividend of one Right for each share of Common Stock outstanding, which, when exercisable, entitles the holder to purchase a unit of one one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $85. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 20% or more of the Company's outstanding Common Stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of Common Stock for each Right held at a significant discount to market. The Rights will expire on October 25, 1999, unless redeemed earlier by the Company at $.01 per Right under certain circumstances.

     During 1993, the Company's shareholders approved the 1993 Executive Long-Term Incentive Plan (1993 Plan). Per-sons eligible to participate in the 1993 Plan include all officers and key employees of the Company and its subsidiaries. The 1993 Plan permits the issuance of awards in several forms including restricted stock, incentive stock options, nonqualified stock options, stock appreciation rights (SARs) and performance shares and performance unit awards.

     Under the 1993 Plan and predecessor stock option plans, a total of 2,514,060 shares of Common Stock are reserved for issuance. The options are granted at a price equal to the stock's fair market value at the date of grant. The options are exercisable two years after the date of grant and expire ten years after the date of grant. The following table summarizes the status of options under the 1993 Plan and predecessor plans:

                              1996                    1995                        1994
                              ----                    ----                        ----
                           Weighted-                Weighted-                    Weighted-
                     Number       Average     Number         Average      Number          Average
                   of Shares      Price      of Shares        Price      of Shares         Price
                   ---------      -----      ---------        -----      ---------         -----
--------------------------------------------------------------------------------------------------
Outstanding       1,452,550     $   26.55    1,425,730     $   24.93     1,334,427     $   23.41
Exercisable         887,350     $   25.28      934,730     $   22.88       858,527     $   21.27
Granted             299,600     $   27.25      278,600     $   30.00       245,900     $   27.47
Exercised           266,280     $   18.92       97,787     $   16.35       148,541     $   19.02
Canceled              6,500     $   16.81       89,510     $   27.15        16,000     $   27.49
Available for
  future grants   1,061,510                  1,354,610                   1,543,700
==================================================================================================

     At January 4, 1997, options outstanding were exercisable at prices which ranged from $11.88 to $30.00 per share and had a weighted-average remaining contractual life of six years. SARs which have been awarded to officers and management of the Company amount to 1,626,700 shares at January 4, 1997. SARs permit the optionee to surrender an exercisable option for a cash or Company stock award equal to the difference between the market price and option price when the right is exercised, provided certain performance measures are achieved. No compensation expense with respect to these rights was earned during 1996, 1995 or 1994.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees.

     The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to follow the accounting provisions of APB Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share as if the accounting provisions of the fair value method of the Statement had been employed. For the purposes of this disclosure, the fair value of the Company's employee stock options was estimated at the date of grant using an option pricing model with the following weighted-average assumptions for 1996 and 1995: a risk-free interest rate of 6.5%; a dividend yield of 1.7%; volatility factors of the expected market price of the Company's Common Stock of
 .159; and a weighted-average expected life of the option of 10 years. The fair values derived for options granted during 1996 and 1995 were $9.32 and $10.27, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Since the Company's employee stock options vest over a period of two years, 1995 pro forma information disclosed below is not indicative of future periods as it contains expense for only one year. The Company's pro forma information follows:

(In thousands, except per share data)     1996     1995
--------------------------------------------------------
Pro forma net income                   $78,816   $52,753
Pro forma earnings per share           $  2.04   $  1.35
--------------------------------------------------------

                                   NOTE NINE
                       SUPPLEMENTAL CASH FLOW INFORMATION

     Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

(In thousands)   1996              1995           1994
--------------------------------------------------------
Interest        $26,192          $21,849        $19,773
Income taxes     47,564           35,001         61,019
--------------------------------------------------------


     Excluded from the consolidated statements of cash flows was the effect of the exchange of the Company's Common Stock valued at approximately $10,000,000 for DeSoto Mills, Inc., acquired in 1994.

                                    NOTE TEN

                                  COMMITMENTS

     At January 4, 1997, the Company had commitments for the acquisition of property and equipment totaling $7,804,000 and was committed under noncancelable operating leases with initial or remaining terms of one year or more to minimum rental payments aggregating $12,492,000, summarized by fiscal year periods as follows: 1997 - $4,790,000; 1998 - $3,183,000; 1999 - $2,204,000; 2000 -
$1,320,000; 2001 - $828,000; and thereafter - $167,000.

     The Company had $24,100,000 and $24,800,000 outstanding under letters of credit for the purchase of inventories at January 4, 1997 and December 30, 1995, respectively.

     Lease and rental expense for fiscal years 1996, 1995 and 1994 was $11,558,000, $11,273,000 and $10,097,000, respectively.

                                  NOTE ELEVEN
                              SEGMENT INFORMATION

The Company operates in a single business segment. Foreign and export sales were approximately 10.5%, 9.8% and 8.5% in 1996, 1995 and 1994, respectively. All revenues and expenses are allocated to geographical areas in determining net income. Assets are specifically identified to the geographical area for which they provide benefit.

(In thousands)                       1996            1995            1994
------------------------------------------------------------------------------
NET SALES
  United States                   $ 1,112,963     $ 1,040,084     $ 1,004,784
  Foreign                             110,371          95,873          77,887
  Export                               20,870          16,676          15,588
  Inter-area transfers                  7,787           4,678          10,225
  Eliminations                         (7,787)         (4,678)        (10,225)
  Total                           $ 1,244,204     $ 1,152,633     $ 1,098,259
------------------------------------------------------------------------------
INCOME FROM OPERATIONS

  United States                   $   149,654     $    99,277     $   140,067
  Foreign                               4,625           7,175           5,467
  Total                           $   154,279     $   106,452     $   145,534
------------------------------------------------------------------------------
IDENTIFIABLE ASSETS

  United States                   $ 1,078,155     $ 1,026,152     $   961,004
  Foreign                             117,025          92,012          85,573
  Total                           $ 1,195,180     $ 1,118,164     $ 1,046,577
==============================================================================

                                  NOTE TWELVE

             SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations:

Year ended January 4, 1997:
(In thousands, except per share data)

                                   Quarter ended
------------------------------------------------------------------
                         Mar. 31    Jun. 30    Sept. 29    Jan. 4
------------------------------------------------------------------
Net sales               $257,854   $290,558   $336,679   $359,113
Gross profit              81,215     90,499    109,192    117,132
Net income                11,652     16,310     24,453     29,161
Net income per common
  and common
  equivalent share      $   0.30   $   0.42   $   0.63   $   0.76
------------------------------------------------------------------



Year ended December 30, 1995:
(In thousands, except per share data)

                                   Quarter ended
------------------------------------------------------------------
                         Apr. 2     Jul. 2      Oct. 1   Dec. 30
------------------------------------------------------------------
Net sales               $248,315   $268,731   $333,820   $301,767
Gross profit              76,880     77,537     89,412     91,970
Net income                12,232     12,480     12,943     16,462
Net income per common
  and common
  equivalent share      $   0.31   $   0.32   $   0.33   $   0.42

                      Russell Corporation and Subsidiaries

                                   Report of
                              Independent Auditors


BOARD OF DIRECTORS AND SHAREHOLDERS
RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of January 4, 1997 and December 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 4, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at January 4, 1997 and December 30, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 4, 1997, in conformity with generally accepted accounting principles.


                                                          /s/ Ernst & Young LLP


Birmingham, Alabama
January 31, 1997

DIVIDEND AND MARKET INFORMATION

Russell Corporation stock trades on the New York Stock Exchange and various other regional exchanges under the ticker symbol: RML. The range of high and low prices of the Common Stock and the dividends per share paid during each calendar quarter of the last two years are presented below:

                Market Price
1996      Dividend  High   Low Close
--------------------------------------
First       $.12  $29.25  $25.00
Second       .12   28.50   23.13
Third        .13   33.75   27.13
Fourth       .13   32.38   28.00

            $.50          $29.75


                   Market Price
1995      Dividend   High   Low Close
-------------------------------------
First       $.12    $31.25    $27.88
Second       .12     30.13     27.13
Third        .12     29.63     25.50
Fourth       .12     27.75     22.00
            $.48              $27.75

The following are registered
trademarks of Russell Corporation
and/or its subsidiaries:

Russell Athletic (R)
Jerzees (R)
The Game (R)
Chalk Line (R)
Cross Creek (R)
Country Cottons (R)

An equal opportunity/affirmative action employer.

Printed on recycled paper.
Designed and produced by Corporate Reports
Inc./Atlanta