Form 10-K, Exhibit 13
period 1998-01-03
RUSSELL CORP
filed 1998-03-31
CIK 85812

                                                                    EXHIBIT (13)




                         1997 ANNUAL SHAREHOLDERS REPORT

                      Russell Corporation and Subsidiaries

                                FINANCIAL REVIEW

                                    CONTENTS
                       Ten-Year Selected Financial Data 18
                      Management's Discussion and Analysis
               of Financial Condition and Results of Operations 20
                         Consolidated Balance Sheets 22
                      Consolidated Statements of Income 23
                    Consolidated Statements of Cash Flows 24
               Consolidated Statements of Stockholders' Equity 25
                  Notes to Consolidated Financial Statements 26
                        Report of Independent Auditors 32


                  CASH FLOWS
                FROM OPERATIONS                 WORKING CAPITAL
             (dollars in millions)           (dollars in millions)

                    [GRAPH]                         [GRAPH]


                   RETURN ON
                 AVERAGE EQUITY                 DEBT TO EQUITY
                   (percent)                       (percent)

                    [GRAPH]                         [GRAPH]

                      Russell Corporation and Subsidiaries

                        TEN-YEAR SELECTED FINANCIAL DATA


(Dollars in thousands, except per share data)                1997          1996           1995           1994
--------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                 $1,228,198    $1,244,204    $1,152,633    $1,098,259
Cost of goods sold                                           857,531       846,166       816,834       739,700
Interest expense                                              28,165        25,738        21,698        19,434
Income before income taxes(b)                                 88,352       129,545        87,733       127,585
Income taxes(b)                                               33,904        47,969        33,616        48,759
Net income applicable to common shares(b)                     54,448        81,576        54,117        78,826
--------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
Depreciation and amortization                             $   74,421    $   72,226    $   68,010    $   67,042
Net income plus depreciation and amortization                128,869       153,802       122,127       145,868
Capital expenditures                                          72,926       114,031        86,556        38,562
Working capital                                              501,431       412,591       438,070       310,330
Long-term debt and redeemable preferred stock                360,607       255,935       287,878       144,163
Stockholders' equity                                         665,602       679,823       632,558       628,662
Capital employed                                           1,026,209       935,758       920,436       772,825
Total assets                                               1,247,962     1,195,180     1,118,164     1,046,577
--------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Net income-assuming dilution(b)                           $     1.47    $     2.11    $     1.38    $     1.96
Dividends                                                        .53           .50           .48           .42
Book value                                                     18.25         17.87         16.34         15.84
Price Range:
   High                                                        38.38         33.75         31.25         32.63
   Low                                                         25.00         23.13         22.00         24.00
--------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS
Net sales times:
   Receivables(a)                                                5.3           5.5           5.3           5.6
   Inventories(a)                                                3.4           3.7           3.8           3.9
   Capital employed(a)                                           1.3           1.3           1.4           1.4
Interest coverage (b)                                            4.1           6.0           5.0           7.6
Income before income taxes as a percent of sales(b)              7.2%         10.4%          7.6%         11.6%
Net income as a percent of sales(b)                              4.4%          6.6%          4.7%          7.2%
Net income as a percent of stockholders' equity (a) (b)          8.2%         12.4%          8.6%         13.0%
--------------------------------------------------------------------------------------------------------------
OTHER DATA
Net common shares outstanding (000s omitted)                  36,463        38,049        38,715        39,689
Approximate number of common shareholders                     10,100        12,300        12,300        13,000
--------------------------------------------------------------------------------------------------------------

(a) Average of amounts at beginning and end of each fiscal year.

(b) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was $.56 per common share.

                                                               1993         1992          1991          1990        1989     1988
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                 $  930,787    $  899,136    $  804,585    $  713,812    $687,954 $531,136
Cost of goods sold                                           613,325       592,837       553,160       461,281     457,875  344,109
Interest expense                                              16,948        15,841        18,097        18,885      15,643    8,788
Income before income taxes(b)                                 80,717       129,507        90,866       109,672     102,728   85,793
Income taxes(b)                                               31,619        47,269        34,027        41,725      37,994   32,028
Net income applicable to common shares(b)                     49,080        81,945        56,279        67,378      64,163   53,728
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL DATA
Depreciation and amortization                             $   66,226    $   60,444    $   56,594    $   52,539    $ 45,633 $ 33,368
Net income plus depreciation and amortization                115,306       142,389       112,873       119,917     109,796   87,096
Capital expenditures                                          83,979       109,161        89,532       113,617      87,410  118,476
Working capital                                              277,993       285,469       255,392       249,683     267,178  124,263
Long-term debt and redeemable preferred stock                163,334       186,122       185,923       196,857     210,470   90,023
Stockholders' equity                                         587,651       570,003       502,501       456,352     402,216  345,086
Capital employed                                             750,985       756,125       688,424       653,209     612,686  435,109
Total assets                                               1,017,044       964,933       818,220       794,521     720,806  560,969
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Net income-assuming dilution(b)                           $     1.19    $     1.99    $     1.38    $     1.65    $   1.57  $  1.36
Dividends                                                        .39           .34           .32           .32         .28      .23
Book value                                                     14.54         13.97         12.39         11.29        9.95     8.55
Price Range:
   High                                                        36.87         40.37         36.25         31.00       26.50    17.75
   Low                                                         26.00         27.75         19.75         16.00       15.62    11.37
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS
Net sales times:
   Receivables(a)                                                5.3           5.8           5.9           5.3         5.9      5.6
   Inventories(a)                                                3.7           4.6           4.8           5.1         6.8      6.4
   Capital employed(a)                                           1.2           1.2           1.2           1.1         1.3      1.3
Interest coverage (b)                                            5.8           9.2           6.0           6.8         7.6     10.8
Income before income taxes as a percent of sales(b)              8.7%         14.4%         11.3%         15.4%       14.9%    16.2%
Net income as a percent of sales(b)                              5.3%          9.1%          7.0%          9.4%        9.3%    10.1%
Net income as a percent of stockholders' equity (a) (b)          8.5%         15.3%         11.7%         15.7%       17.2%    17.2%
--------------------------------------------------------------------------------------------------- -------------------------------
OTHER DATA
Net common shares outstanding (000s omitted)                  40,405        40,810        40,569        40,407      40,427   40,360
Approximate number of common shareholders                     13,000        13,000        18,000        18,000      18,000   18,000
--------------------------------------------------------------------------------------------------- -------------------------------

                      Russell Corporation and Subsidiaries

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



                                  1997 vs 1996

Net sales for the year decreased 1.3% to $1,228,198,000. The most dramatic decreases were experienced in Licensed Products and in the Jerzees Division.

   The deterioration in Licensed Products was consistent throughout the year and resulted in the reorganization or elimination of parts of that division during 1997. Costs associated with those efforts should be non-recurring and are intended to improve the profitability of the licensed business in the future.

   The Jerzees Division experienced sales declines in the distributor/screenprint market where price cutting, led by major competitors, was severe. These pricing pressures not only had the effect of lowering sales, but also resulted in turmoil and sluggish purchase patterns in that market as well. Jerzees sales, direct to retail, were up slightly for the year, but did not meet expectations in the second half, due to overall softness in apparel sales at retail.

   Cross Creek Apparel, Inc. experienced good growth for the year as the Jerzees brand of placket shirts was expanded in the distributor market. Russell Athletic had moderate sales increases, generally in line with expectations, while International and export sales increases slowed and represented 11.0% of the Company's total sales.

   Stable cotton prices, improved manufacturing efficiencies, and ongoing programs to reduce cost mitigated the impact of lower selling prices on margins. Margins declined to 30.2% versus the 32.0% experienced in 1996.

   The Company utilizes cotton futures contracts to set sales prices which are generally set six months to a year in advance of selling seasons. Depending upon market conditions, these contracts may be purchased at the time prices are set. Purchasing futures contracts not only limits the risk of price increases, but also limits the Company's ability to benefit from price decreases. At January 3, 1998, the Company had outstanding futures contracts that, when combined with other contracts and inventory, represented approximately 100% of the Company's anticipated cotton requirements for 1998.

   Selling, general and administrative expenses increased 3.5% during the year, to 20.5% of sales, versus 19.6% the previous year. Certain costs associated with the reorganization and elimination of some aspects of the Licensed Products and International divisions contributed to the increase. Additional expenses included advertising, particularly in the Jerzees Division, and a continued emphasis on marketing and customer service, both domestically and internationally.

   The Company utilizes two rate swap agreements in the management of its interest rate exposure. These agreements effectively convert a portion of the Company's interest rate exposure from a fixed to a floating rate basis and from a floating rate to a fixed basis. The effect of these agreements was to lower the effective interest rate on the Company's long-term debt from 6.83% to 6.64% and from 6.95% to 6.77% in 1997 and 1996, respectively. Interest expense increased in 1997 due to increased short-term borrowing, generally, until August when the Company issued an additional $125 million of long-term debt with a weighted-average life of seven years at a rate of 6.65%. Proceeds were then used to reduce short-term debt.

   The balance sheet continues to reflect the conservative financial nature of the Company and its strong financial condition. At the end of 1997, long-term debt to total capitalization increased with new long-term debt, to 35.1% versus 27.4% at the end of 1996. Inventory growth was held to less than 7%, despite a fourth quarter sales decline of almost 8%. There was also an 8% increase in accounts receivable attributable primarily to slow payments from certain customers. There are no collection problems from those accounts. Current ratios were 4.4 and 3.2 in 1997 and 1996, respectively, reflecting the impact of the reduction of short-term debt.

   Net income plus non-cash charges of approximately $135 million and the increase in long-term debt provided the majority of the cash requirements in 1997. This cash was used for capital expenditures, treasury stock repurchases, payments on long-term debt, payments on short-term debt, working capital, and dividends. Capital expenditures of $73 million in 1997 bring the five year total to more than $396 million reflecting the Company's ongoing commitment to research and development and the modernization of manufacturing, distribution and customer service systems.

   The Company anticipates that 1998 capital expenditures will be approximately $100 million. The majority of the expenditures will be for further enhancement primarily of the Company's manufacturing capabilities.

   The Company maintains $286 million of informal lines of credit and does not anticipate issuing any additional long-term debt or equity securities in 1998.

   There were no material acquisitions in 1997 or 1996. In 1997 as it did in 1996, the Board of Directors adjusted the stock repurchase authorization upward to two million shares. Purchases of the Company's Common Stock totaled $51,638,000 in 1997, representing 1,821,201 shares, compared to $26,049,000 representing 932,783 shares in 1996.

   The Company has conducted an extensive review of its computer systems, manufacturing equipment and electronic links with third parties to determine the extent of modifications required to prevent system date problems associated with the year 2000. The necessary modifications are well underway and it is anticipated that all of them will be complete in ample time to avoid any problems. The cost of these modifications is considered to be immaterial to the financial statements.

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

   At January 4, 1997, the Company had outstanding cotton futures contracts that, when combined with other contracts and inventory, represented approximately 86% of the Company's anticipated cotton requirements for 1997.

   Selling, general and administrative expenses increased 6.3%, but declined to 19.6% of sales from 19.9% the year before. The Company continued to emphasize marketing and customer service in order to gain market share, domestically and internationally.

   The effect of the previously mentioned interest rate swap agreements was to lower the effective interest rate on the Company's long-term debt from 6.95% to 6.77% and from 7.34% to 7.07% in 1996 and 1995, respectively. Interest expense increased in 1996 due to increased short-term borrowings, generally offsetting principal payments of long-term debt.

   The balance sheet continued to reflect the conservative financial nature of the Company and its strong financial condition. At the end of 1996, long-term debt to total capitalization was 27.4% versus 31.3% at the end of 1995. Inventory increased 8%, in line with sales increases. There was a slight reduction in accounts receivable, year-end 1996 versus 1995. Current ratios were
3.2 and 4.5, respectively, reflecting increased temporary borrowing for 1996.

   Net income plus non-cash charges of approximately $149 million and an increase of short-term borrowings of $55 million provided the majority of the cash requirements for 1996. This cash was used for capital expenditures, payments on long-term debt, treasury stock repurchases, working capital and dividends. Capital expenditures of $114 million in 1996 brings the five-year total to more than $432 million reflecting the Company's ongoing commitment to research and development and modernization of manufacturing facilities and customer services systems.

   The Company maintained $238 million of informal lines of credit at year-end 1996.

   There were no material acquisitions in 1996 or 1995. In 1996, as it did in 1995, the Board of Directors adjusted the stock repurchase authorization upward to two million shares. Purchases of the Company's Common Stock totaled $26,049,000 in 1996, representing 932,783 shares, compared to $30,138,000 representing 1,071,435 shares in 1995.

                                 FORWARD LOOKING
                                   INFORMATION

This annual report, including management's discussion and analysis, contains certain statements which describe the Company's beliefs concerning future business conditions and the outlook for the Company based upon currently available information. Wherever possible, the Company has identified these "forward looking" statements (as defined in Section 21E of the Securities and Exchange Act of 1934) by words such as "anticipate," "believes," "estimates," "expects" and similar phrases. These forward looking statements are based upon current assumptions and expectations the Company believes are reasonable, however, such statements are subject to risks and uncertainties which could cause the Company's actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include, but are not limited to, the matters discussed under the caption "Forward Looking Information" in the Company's Annual Report on Form 10-K for the year ended January 3, 1998, which will be filed by April 3, 1998, and other risks and uncertainties detailed from time to time in the Company's SEC filings. Some forward looking statements concern anticipated sales levels, cost estimates and resulting earnings that are not necessarily indicative of subsequent periods due to the mix of future orders, at once orders and product mix changes, which may vary significantly from year to year or quarter to quarter. The Company assumes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise.

                      Russell Corporation and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                       January 3, 1998 and January 4, 1997

(In thousands, except share data)                                                                   1997             1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash                                                                                        $     8,609      $     7,355
   Trade accounts receivable, less allowances of $10,533 in 1997 and $10,210 in 1996               242,988          224,155
   Inventories                                                                                     369,923          346,782
   Prepaid expenses and other current assets                                                        20,517           13,334
   Future income tax benefits                                                                        5,006            8,399
---------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                                      647,043          600,025
PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                                             10,563           10,683
   Buildings                                                                                       310,053          305,765
   Machinery and equipment                                                                         833,318          784,081
   Construction-in-progress                                                                         24,014           22,192
---------------------------------------------------------------------------------------------------------------------------
                                                                                                 1,177,948        1,122,721
   Less allowances for depreciation and amortization                                              (651,835)        (595,935)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   526,113          526,786
Other assets                                                                                        74,806           68,369
---------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 1,247,962      $ 1,195,180
===========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term debt                                                                             $    39,256      $    63,256
   Accounts payable and accrued expenses:
      Trade accounts                                                                                41,425           40,941
      Employee compensation                                                                         22,885           22,741
      Other                                                                                         20,568           18,515
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    84,878           82,197
   Income taxes                                                                                         --           10,038
   Current maturities of long-term debt and capital lease obligations                               21,478           31,943
---------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                                 145,612          187,434
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT MATURITIES                              360,607          255,935
DEFERRED LIABILITIES:
   Income taxes                                                                                     49,810           46,218
   Pension and other                                                                                26,331           25,770
---------------------------------------------------------------------------------------------------------------------------
                                                                                                    76,141           71,988
COMMITMENTS AND CONTINGENCIES                                                                           --               --
STOCKHOLDERS' EQUITY:
   Common Stock, par value $.01 per share; authorized 150,000,000 shares,
     issued 41,419,958 shares                                                                          414              414
   Paid-in capital                                                                                  48,654           50,200
   Retained earnings                                                                               761,428          726,492
   Treasury stock (1997 - 4,957,336 and 1996 - 3,370,885 shares)                                  (140,170)         (95,057)
   Currency translation adjustment                                                                  (4,724)          (2,226)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                   665,602          679,823
---------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 1,247,962      $ 1,195,180
===========================================================================================================================

See notes to consolidated financial statements.

                     Russell Corporation and Subsidiaries

                       CONSOLIDATED STATEMENTS OF INCOME

      Years ended January 3, 1998, January 4, 1997 and December 30, 1995

(In thousands, except per share data)                             1997            1996            1995
--------------------------------------------------------------------------------------------------------
NET SALES                                                     $ 1,228,198      1,244,204    $  1,152,633
Cost of goods sold                                                857,531        846,166         816,834
--------------------------------------------------------------------------------------------------------
                                                                  370,667        398,038         335,799

Selling, general and administrative expenses                      252,387        243,759         229,347
--------------------------------------------------------------------------------------------------------
                                                                  118,280        154,279         106,452


OTHER DEDUCTIONS (INCOME):
   Interest expense                                                28,165         25,738          21,698
   Other - net                                                      1,763         (1,004)         (2,979)
--------------------------------------------------------------------------------------------------------
                                                                   29,928         24,734          18,719
--------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                         88,352        129,545          87,733

PROVISION FOR INCOME TAXES:
   Currently payable                                               27,688         53,259          35,416
   Deferred                                                         6,216         (5,290)         (1,800)
--------------------------------------------------------------------------------------------------------
                                                                   33,904         47,969          33,616
--------------------------------------------------------------------------------------------------------
NET INCOME                                                    $    54,448   $     81,576    $     54,117
========================================================================================================

NET INCOME PER COMMON SHARE:
   Basic                                                      $      1.48   $       2.12    $       1.38
   Diluted                                                    $      1.47   $       2.11    $       1.38

AVERAGE SHARES OUTSTANDING:
   Basic                                                       36,879,901     38,469,009      39,097,574
   Diluted                                                     37,047,433     38,652,958      39,306,555

See notes to consolidated financial statements.

                      Russell Corporation and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

       Years ended January 3, 1998, January 4, 1997 and December 30, 1995

(In thousands)                                                                              1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                                                            $    54,448    $     81,576     $     54,117
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                           74,421          72,226           68,010
   Deferred income taxes                                                                    6,216          (5,290)          (1,800)
   (Gain) loss on sale of property, plant and equipment                                      (438)            200              560
   Changes in assets and liabilities:
      Trade accounts receivable                                                           (19,532)          2,237          (13,604)
      Inventories                                                                         (25,087)        (22,458)         (43,414)
      Prepaid expenses and other current assets                                             1,705          (6,045)             175
      Other assets                                                                         (9,918)            175           (4,872)
      Accounts payable and accrued expenses                                                 3,942             208            6,027
      Income taxes                                                                        (20,113)          3,240              (31)
      Pension and other deferred liabilities                                                2,050           6,019           (1,103)
----------------------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                                         67,694         132,088           64,065

Investing activities
Purchase of property, plant and equipment                                                 (72,926)       (114,031)         (86,556)
Proceeds from sale of property, plant and equipment                                         2,380           1,280            5,984
----------------------------------------------------------------------------------------------------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES                                            (70,546)       (112,751)         (80,572)

Financing activities
Short-term borrowings                                                                          --          54,846               --
Payments on short-term debt                                                               (23,736)             --          (90,493)
Payments on long-term debt                                                                (30,793)        (31,282)         (19,475)
Long-term borrowings                                                                      125,000              --          175,000
Dividends on common stock                                                                 (19,512)        (19,247)         (18,790)
Distribution of treasury stock                                                              4,979           5,165            1,252
Cost of common stock for treasury                                                         (51,638)        (26,049)         (30,138)
----------------------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                4,300         (16,567)          17,356

Effect of exchange rate changes on cash                                                      (194)            100             (505)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash                                                                        1,254           2,870              344
Cash balance at beginning of year                                                           7,355           4,485            4,141
----------------------------------------------------------------------------------------------------------------------------------
CASH BALANCE AT END OF YEAR                                                           $     8,609    $      7,355     $      4,485
==================================================================================================================================

See notes to consolidated financial statements.

                      Russell Corporation and Subsidiaries

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

       Years ended January 3, 1998, January 4, 1997 and December 30, 1995

(In thousands, except share data)                                            1997              1996              1995
---------------------------------------------------------------------------------------------------------------------
Common stock
BALANCE AT BEGINNING AND END OF YEAR                                      $    414          $    414         $     414
======================================================================================================================
Paid-in capital
Balance at beginning of year                                              $ 50,200          $ 52,405         $  53,511
   Exercise of stock options                                                (1,546)           (2,205)           (1,106)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                    $ 48,654          $ 50,200         $  52,405
======================================================================================================================
Retained earnings
Balance at beginning of year                                              $726,492          $664,163         $ 628,836
   Net income for the year                                                  54,448            81,576            54,117
   Cash dividends - Common Stock
     (1997 - $.53; 1996 - $.50; 1995 - $.48)                               (19,512)          (19,247)          (18,790)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                    $761,428          $726,492         $ 664,163
======================================================================================================================
Treasury stock
Balance at beginning of year                                              $ 95,057          $ 76,378         $  48,598
   Cost of shares acquired
     (1997 - 1,821,201; 1996 - 932,783; 1995 - 1,071,435)                   51,638            26,049            30,138
   Shares distributed
     (1997 - 234,750; 1996 - 266,435; 1995 - 97,787)                        (6,525)           (7,370)           (2,358)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                    $140,170          $ 95,057         $  76,378
======================================================================================================================
Currency translation adjustment
Balance at beginning of year                                              $ (2,226)         $ (8,046)        $  (5,501)
   Translation (loss) gain                                                  (2,498)            5,820            (2,545)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF YEAR                                                    $ (4,724)         $ (2,226)        $  (8,046)
======================================================================================================================

See notes to consolidated financial statements.

                      Russell Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Years ended January 3, 1998, January 4, 1997 and December 30, 1995


                                    NOTE ONE
                           DESCRIPTION OF BUSINESS AND
                         SIGNIFICANT ACCOUNTING POLICIES

Russell Corporation is a vertically integrated international designer, manufacturer and marketer of activewear, athletic uniforms, better knit shirts, leisure apparel, licensed sports apparel, sports and casual socks, and a line of yarn-dyed woven fabrics. Apparel products are marketed to sporting goods dealers, department and specialty stores, mass merchants, wholesale clubs, golf pro shops, college bookstores, screen printers, distributors, mail order catalogs and other apparel manufacturers.

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

INVENTORIES

Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $79,000,000 in 1997 and $69,000,000 in 1996. Inventories are summarized as follows:

(In thousands)                                           1997           1996
------------------------------------------------------------------------------
Finished goods                                       $ 286,254       $ 280,368
Work-in-process                                         52,498          45,562
Raw materials and supplies                              65,476          53,885
------------------------------------------------------------------------------
                                                       404,228         379,815
Less LIFO reserve                                       34,305          33,033
------------------------------------------------------------------------------
                                                     $ 369,923       $ 346,782
==============================================================================


PROPERTY, PLANT AND EQUIPMENT

Provision for depreciation of the principal items of property, plant and equipment (recorded at cost), including those items held under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives.

OTHER ASSETS

Included in other assets is goodwill of approximately $33,100,000 and $35,000,000, which is net of accumulated amortization of $10,500,000 and $8,600,000 at January 3, 1998 and January 4, 1997, respectively. Goodwill is being amortized over fifteen to twenty-five years on a straight-line basis. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted expected future cash flows over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the excess of the carrying value over the fair value of the entity acquired.

LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets under the provisions of Financial Accounting Standards Board (FASB) Statement 121. When events and circumstances indicate that assets may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than the carrying value of such assets, the Company records an impairment loss equal to the excess of the carrying value over the asset's fair value. There were no material impairment losses recorded in 1997, 1996 or 1995.

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

ADVERTISING, MARKETING AND PROMOTIONS EXPENSE

The cost of advertising, marketing and promotions is expensed as incurred. The Company incurred $41,099,000, $36,454,000 and $40,281,000 in such costs during 1997, 1996 and 1995, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Postretirement benefits are recorded under the provisions of FASB Statement 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of such benefits is accrued over the service lives of the employees expected to be eligible to receive such benefits.

STOCK-BASED COMPENSATION

The Company issues awards under its incentive compensation plans as described in
Note 7. These stock options and awards are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

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

   Sales to a major customer, and its affiliates, represented 18.8%, 17.1% and 15.1% of the Company's net sales for the years ended January 3, 1998, January 4, 1997 and December 30, 1995, respectively. Accounts receivable from this customer represented 27.9% and 23.7% of the Company's net accounts receivable at January 3, 1998 and January 4, 1997, respectively.

   The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Gains and losses on these hedges are deferred and reflected in cost of sales as such inventory is sold. The Company also periodically utilizes forward purchase contracts in its international operations to limit the currency risks associated with purchase obligations. The effects of movements in currency exchange rates on these instruments are recognized in the period in which the purchase obligations are satisfied. There were no forward purchase contracts outstanding at January 3, 1998 (Note 4).

   The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The differential to be received, or paid, under the agreements is accrued as interest rates change and recorded as an adjustment to interest expense. The related amount payable to, or receivable from, the counterparties to the agreements is included in other liabilities or assets. The Company believes that the possibility of credit losses associated with these agreements, resulting from third-party non-performance, is remote (Note 4).

EARNINGS PER COMMON SHARE

At January 3, 1998, the Company adopted FASB Statement No. 128, "Earnings Per Share." In accordance with Statement 128, basic earnings per share is computed by using the average number of common shares outstanding during the period without consideration of common stock equivalents. Diluted earnings per share is computed by using the average number of common shares outstanding plus common stock equivalents (employee stock options). Prior period earnings per share has been restated in accordance with Statement 128.

FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks, as was the case for 1996. Fiscal years 1997, 1996 and 1995 ended on January 3, 1998, January 4, 1997 and December 30, 1995, respectively.

NEW ACCOUNTING PRONOUNCEMENT

During 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. Statement No. 130 requires the reporting of all items to be recognized as comprehensive income in a format of equal prominence with current financial statement presentation. The Company will comply with the requirements of the statement for financial information presented for fiscal year 1998.


                                    NOTE TWO
                  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations include the following:

(In thousands)                                        1997           1996
---------------------------------------------------------------------------
Notes payable to financial institutions:
  6.72% notes due annually through 2002            $ 53,571        $ 64,286
  8.83% notes due annually through 1999              21,500          32,200
  8.01% notes                                            --           9,000
  6.95% notes due through 1998                           64             142
  6.65% notes due annually 2001
   through 2007                                     125,000              --
  6.78% notes due annually 2003
   through 2008                                     100,000         100,000
  Variable rate (6.20% at January 3, 1998)
   note due semi-annually 1999
   through 2005                                      75,000          75,000
Capital lease obligations (variable rate,
  4.3% at year-end) due 2017                          6,950           7,250
---------------------------------------------------------------------------
                                                    382,085         287,878
Less current maturities                              21,478          31,943
---------------------------------------------------------------------------
                                                   $360,607        $255,935
---------------------------------------------------------------------------

   The notes are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness, liens or leases; acquisition of investments; retirement of capital stock; and the maintenance of working capital. At January 3, 1998, $80,364,472 of retained earnings was unrestricted for payment of dividends.

   The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The property collateralized under the capital lease obligations is included in property, plant and equipment with a net carrying value of $5,484,000 and $5,903,000 at January 3, 1998 and January 4, 1997, respectively.

   The following summarizes the maturities of long-term debt and capital lease obligations: 1998 - $21,478,000; 1999 - $32,214,000; 2000 - $21,414,000; 2001 -
$39,271,000; 2002 - $39,272,000; and thereafter $228,436,000.

                      Russell Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Years ended January 3, 1998, January 4, 1997 and December 30, 1995



                                   NOTE THREE
                                 SHORT-TERM DEBT

The Company may borrow up to approximately $286 million under informal line of credit arrangements with six banks, on such terms as the Company and the banks may mutually agree. Generally, the arrangements may be canceled by either party at any time. At January 3, 1998, amounts outstanding under the line of credit arrangements totaled $39.3 million. The average interest rates of bank borrowings during 1997, 1996 and 1995 were 6.0%, 5.8% and 6.3%, respectively. The weighted-average interest rates of bank borrowings outstanding at January 3, 1998, January 4, 1997 and December 30, 1995 were 6.8%, 5.9% and 7.3%, respectively.

                                    NOTE FOUR
                              FINANCIAL INSTRUMENTS

COTTON FUTURES

The Company utilizes commodity futures contracts in connection with estimating product sales prices in advance of the selling seasons. These transactions effectively limit the Company's risk associated with future cotton price increases as well as the benefits of future price decreases. At January 3, 1998, the Company had outstanding futures contracts that, when combined with other contracts and inventories, represented approximately 100% of its anticipated 1998 cotton requirements.

INTEREST RATE SWAP AGREEMENTS

The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The Company entered into a fixed to floating rate swap agreement in 1992. Under this agreement, which expires August 31, 2002, the Company receives a fixed rate payment of 6.14% on approximately $54 million and pays a floating rate based upon LIBOR, as determined at six-month intervals.

   In 1995, the Company entered into a floating to fixed rate swap agreement. Under this agreement, which expires June 30, 2005, the Company receives a variable rate based upon LIBOR plus .29%, as determined quarterly, and pays a fixed rate of 6.67% on $75 million.

   These agreements, when combined, effectively lowered the weighted-average interest rate on the Company's long-term debt from 6.83% to 6.64% and from 6.95% to 6.77% in 1997 and 1996, respectively. The Company believes that future changes in interest rates will not have a material impact on the Company's consolidated financial position or results of operations. The fair value of the swap agreements, as indicated below, is the estimated termination value of the agreements at the balance sheet date and may not be indicative of the current termination values. Any gain or loss on the agreements will be recognized when realized.

OTHER FINANCIAL INSTRUMENTS

At January 3, 1998 and January 4, 1997, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based upon the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The following table summarizes fair value information for the Company's long-term debt and interest rate swap agreements:


                                        1997                      1996
--------------------------------------------------------------------------------
                                 Carrying    Fair        Carrying       Fair
(In thousands)                    Value      Value         Value        Value
--------------------------------------------------------------------------------
Long-term debt                  $382,085   $ 392,780      $287,878     $284,074
Interest-rate swap
  agreement
  terminating
  August 31, 2002                  3,388       4,958         2,216        3,013
Interest-rate swap
  agreement
  terminating
  June 30, 2005                       --        (852)           --          445


                                    NOTE FIVE
                          EMPLOYEE RETIREMENT BENEFITS

The Company has a qualified noncontributory pension plan (Retirement Plan) covering substantially all of its United States employees and a savings plan that is qualified under Section 401(k) of the Internal Revenue Code (Savings
Plan).

   Benefits for the Retirement Plan are based upon years of service and the employee's highest consecutive five years of compensation during the last ten years of employment. The Company's funding policy for the Retirement Plan is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Net pension cost for the Retirement Plan included the following components:


(In thousands)                                                   1997          1996         1995
--------------------------------------------------------------------------------------------------
Service cost                                                  $  5,916      $   5,838    $   5,134
Interest cost                                                    7,800          7,408        7,106
Actual return on plan assets                                   (16,086)       (10,705)     (10,496)
Net amortization and deferral                                    6,542          1,416        1,846
--------------------------------------------------------------------------------------------------
Net pension cost                                              $  4,172      $   3,957    $   3,590
==================================================================================================

The Retirement Plan's funded status is as follows:

(In thousands)                                                                 1997          1996
--------------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Accumulated benefit obligation
       including vested benefits of
       $86,563 and $81,432, respectively                                    $ (91,093)   $ (85,753)
--------------------------------------------------------------------------------------------------
Projected benefit obligation                                                $(114,966)   $(112,359)
Plan assets at fair value                                                     118,063      103,609
--------------------------------------------------------------------------------------------------
Overfunded (underfunded) status                                                 3,097       (8,750)
Unrecognized net gain                                                         (19,882)      (7,166)
Unrecognized prior service cost                                                 3,758        4,121
Unrecognized net transition asset                                              (4,378)      (5,056)
--------------------------------------------------------------------------------------------------
Accrued pension expense                                                     $ (17,405)   $ (16,851)
==================================================================================================


   Plan assets at January 3, 1998, are invested primarily in U.S. government securities and listed corporate bonds and stocks, including 600,960 shares of the Company's Common Stock having a market value of $16,376,000. Dividends paid to the plan by the Company were $319,000 and $300,000 for 1997 and 1996, respectively. The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.25% in 1997, 1996 and 1995. The rates of increase in future compensation levels were 3.75% in 1997 and 4.00% in 1996 and 1995. The expected long-term rate of return on plan assets was 9.00% in 1997, 1996 and 1995.

   During 1995, the Company implemented the Savings Plan which allows substantially all of the Company's United States employees to defer portions of their annual compensation. The Company provides additional matching and discretionary contributions. Compensation expense associated with this plan was $1,417,000, $1,322,000 and $1,456,000 for 1997, 1996 and 1995, respectively.


                                    NOTE SIX
                                  INCOME TAXES

Foreign operations contributed approximately $(1,989,000), $900,000 and $8,000,000 to the Company's income before income taxes in 1997, 1996 and 1995, respectively. Significant components of the provision for income taxes are as follows:

                            1997                   1996                      1995
-------------------------------------------------------------------------------------------
                    Currently              Currently               Currently
(In thousands)       Payable   Deferred     Payable    Deferred     Payable      Deferred
-------------------------------------------------------------------------------------------
Federal             $24,136    $6,160      $47,860     $(4,994)       $29,580       $(1,596)
State                 3,233       825        5,709        (596)         3,788          (204)
Foreign                 319      (769)        (310)        300          2,048            --
-------------------------------------------------------------------------------------------
Totals              $27,688    $6,216      $53,259     $(5,290)       $35,416       $(1,800)
===========================================================================================

   The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% to income before income taxes to total income tax expense is as follows:

(In thousands)                                          1997           1996          1995
-------------------------------------------------------------------------------------------
Taxes at statutory rate on
  income before income taxes                           $30,923       $45,341        $30,707
State income taxes, net of
  federal income tax benefit                             2,637         3,324          2,329
Goodwill                                                   425           425            425
Other-net                                                  (81)       (1,121)           155
-------------------------------------------------------------------------------------------
                                                       $33,904       $47,969        $33,616
===========================================================================================


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of January 3, 1998 and January 4, 1997, are as follows:

(In thousands)                                                         1997           1996
--------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Property, plant and equipment                                     $57,266        $53,434
   Accounts receivable                                                 1,594             --
   Other                                                               1,548            965
-------------------------------------------------------------------------------------------
Total deferred tax liabilities                                        60,408         54,399
Deferred tax assets:
   Pension and postemployment obligations                              8,555          8,340
   Inventory                                                           5,416          4,024
   Accounts receivable                                                    --          2,883
   Employee benefits                                                   1,633          1,333
   Capital loss and credit carryforwards                                 233            282
-------------------------------------------------------------------------------------------
Total deferred tax assets                                             15,837         16,862
Valuation allowance for deferred tax assets                             (233)          (282)
-------------------------------------------------------------------------------------------
Net deferred tax assets                                               15,604         16,580
-------------------------------------------------------------------------------------------
Net deferred tax liabilities                                         $44,804        $37,819
===========================================================================================

                      Russell Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Years ended January 3, 1998, January 4, 1997 and December 30, 1995


                                   NOTE SEVEN
                         STOCK RIGHTS PLAN AND EXECUTIVE
                            LONG-TERM INCENTIVE PLAN

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

   Under the 1993 Plan and predecessor stock option plans, a total of 2,276,410 shares of Common Stock are reserved for issuance. The options are granted at a price equal to the stock's fair market value at the date of grant. The options are exercisable two years after the date of grant and expire ten years after the date of grant. The following table summarizes the status of options under the 1993 Plan and predecessor plans:

                         1997                   1996                   1995
----------------------------------------------------------------------------------
                            Weighted-              Weighted-             Weighted-
                 Number of  Average     Number of   Average    Number of  Average
                  Shares     Price       Shares      Price      Shares     Price
----------------------------------------------------------------------------------
Outstanding      1,414,950  $28.21      1,452,550    $26.55   1,425,730   $24.93
Exercisable        891,250  $27.71        887,350    $25.28     934,730   $22.88
Granted            277,700  $30.88        299,600    $27.25     278,600   $30.00
Exercised          237,650  $21.20        266,280    $18.92      97,787   $16.35
Canceled            77,650  $28.20          6,500    $16.81      89,510   $27.15
Available for
  future grants    861,460              1,061,510             1,354,610


   At January 3, 1998, options outstanding were exercisable at prices which ranged from $22.06 to $30.00 per share and had a weighted-average remaining contractual life of seven years. SARs which have been awarded to officers and management of the Company amount to 2,552,100 shares at January 3, 1998. SARs permit the optionee to surrender an exercisable option for a cash or Company stock award equal to the difference between the market price and option price when the right is exercised, provided certain performance measures are achieved. No compensation expense with respect to these rights was earned during 1997, 1996 or 1995.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to follow the accounting provisions of APB Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share as if the accounting provisions of the fair value method of the Statement had been employed. For the purposes of this disclosure, the fair value of the Company's employee stock options was estimated at the date of grant using an option pricing model. The fair values derived for options granted during 1997, 1996 and 1995 were $9.69, $9.32 and $10.27, respectively, using the following weighted-average assumptions:

                                                    1997         1996        1995
---------------------------------------------------------------------------------
Risk-free interest rate                             5.4%         6.5%         6.5%
Dividend yield                                      1.8%         1.7%         1.7%
Volatility factor                                    .186         .159         .159
Weighted-average expected
  life of options                                10 years     10 years     10 years


   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except per share data)            1997         1996           1995
---------------------------------------------------------------------------------
Pro forma net income                           $ 52,790     $ 78,816     $ 52,753

Pro forma earnings per share:

   Basic                                       $   1.43     $   2.05     $   1.35
   Diluted                                     $   1.42     $   2.04     $   1.35



                                   NOTE EIGHT
                       SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

(In thousands)                                    1997          1996         1995
---------------------------------------------------------------------------------
Interest                                       $29,114      $ 26,192      $21,849
Income taxes                                    49,699        47,564       35,001

                                    NOTE NINE
                          COMMITMENTS AND CONTINGENCIES

At January 3, 1998, the Company had commitments for the acquisition of property and equipment totaling $44,887,000 and was committed under noncancelable operating leases with initial or remaining terms of one year or more to minimum rental payments aggregating $10,625,000, summarized by fiscal year periods as follows: 1998 - $4,170,000; 1999 - $2,823,000; 2000 - $1,834,000; 2001 -
$1,481,000; and 2002 - $317,000.

   The Company had $21,852,000 and $24,100,000 outstanding under letters of credit for the purchase of inventories at January 3, 1998 and January 4, 1997, respectively.

   Lease and rental expense for fiscal years 1997, 1996 and 1995 was $10,740,000, $11,558,000 and $11,273,000, respectively.

   The Company is a party to licensing contracts that generally include minimum royalty provisions. The length of these contracts, when signed, ranges from one to seven years with the longest ending in January 2003. The Company's ability to exceed the minimum royalties on these contracts is contingent upon meeting certain sales levels over the next several years.


                                    NOTE TEN
                               SEGMENT INFORMATION

The Company operates in a single business segment. Foreign and export sales were approximately 11.0%, 10.5% and 9.8% in 1997, 1996 and 1995, respectively. All revenues and expenses are allocated to geographical areas in determining income from operations. Assets are specifically identified to the geographical area for which they provide benefit.

(In thousands)               1997           1996          1995
------------------------------------------------------------------
Net sales
   United States         $ 1,092,582    $ 1,112,963    $ 1,040,084
   Foreign                   118,086        110,371         95,873
   Export                     17,530         20,870         16,676
   Interarea transfers         5,923          7,787          4,678
   Eliminations               (5,923)        (7,787)        (4,678)
------------------------------------------------------------------
   Total                 $ 1,228,198    $ 1,244,204    $ 1,152,633
==================================================================
Income from operations
   United States         $   115,576    $   150,220    $    98,919
   Foreign                     2,704          4,059          7,533
------------------------------------------------------------------
   Total                 $   118,280    $   154,279    $   106,452
==================================================================
Identifiable assets
   United States         $ 1,113,297    $ 1,068,808    $ 1,015,420
   Foreign                   134,665        126,372        102,744
------------------------------------------------------------------
   Total                 $ 1,247,962    $ 1,195,180    $ 1,118,164
==================================================================

   FASB Statement No. 131, "Financial Reporting for Segments of a Business Enterprise," requires that financial information be reported at the same level of segmentation that is used internally by the "chief operating decision maker." The Statement is effective for fiscal years beginning after December 15, 1997. The Company is in the process of evaluating the requirements of Statement No. 131 and has not determined what effect, if any, it will have on future presentation of financial information.



                                   NOTE ELEVEN
                          SUMMARY OF QUARTERLY RESULTS
                            OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations:

Year ended January 3, 1998:

                               Quarter ended
                  April 6      July 6  October 5    January 3
-------------------------------------------------------------
                     (In thousands, except per share data)
Net sales        $258,159    $270,273   $368,274     $331,492
Gross profit       82,011      78,067    115,118       95,471
Net income         11,303       8,113     23,234       11,798
Net income per
  common share:
Basic            $    .30    $    .22   $    .64     $    .32
Diluted          $    .30    $    .22   $    .64     $    .32

Year ended January 4, 1997:

                               Quarter ended
                  March 31   June 30  September 29  January 4
-------------------------------------------------------------
                   (In thousands, except per share data)
Net sales        $257,854    $ 290,55   $336,679     $359,113
Gross profit       81,215      90,499    109,192      117,132
Net income         11,652      16,310     24,453       29,161
Net income per
  common share:
Basic            $    .30    $    .42   $    .64     $    .76
Diluted          $    .30    $    .42   $    .63     $    .76

                      Russell Corporation and Subsidiaries

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS

RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of January 3, 1998 and January 4, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at January 3, 1998 and January 4, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


Birmingham, Alabama
January 30, 1998


32