Form 10-K405, Exhibit 13
period 1999-01-02
RUSSELL CORP
filed 1999-04-01
CIK 85812

                                                                    EXHIBIT (13)

                        1998 ANNUAL SHAREHOLDERS REPORT

                                FINANCIAL REVIEW
                      RUSSELL CORPORATION AND SUBSIDIARIES

                                    CONTENTS
                       Ten-Year Selected Financial Data 22
                      Management's Discussion and Analysis
               of Financial Condition and Results of Operations 24
                         Consolidated Balance Sheets 28
                    Consolidated Statements of Operations 29
                    Consolidated Statements of Cash Flows 30
               Consolidated Statements of Stockholders' Equity 31
                  Notes to Consolidated Financial Statements 32
                        Report of Independent Auditors 42


           CASH FLOWS FROM OPERATIONS                      WORKING CAPITAL
                 (in millions)                              (in millions)
                    (GRAPH)                                    (GRAPH)


             TOTAL CAPITAL EMPLOYED                    LONG-TERM DEBT TO EQUITY
                 (in millions)
                    (GRAPH)                                    (GRAPH)

                     TEN-YEAR SELECTED FINANCIAL HIGHLIGHTS
                      RUSSELL CORPORATION AND SUBSIDIARIES

(Dollars in thousands, except share data)                             1998               1997              1996
------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                          $1,180,118         $1,228,198        $1,244,204
Cost of goods sold                                                    878,106            857,531           846,166
Interest expense                                                       27,824             28,165            25,738
Income (loss) before income taxes(a)                                  (10,265)            88,352           129,545
Income taxes(a)                                                           114             33,904            47,969
Net income (loss) applicable to common shares(a)                      (10,379)            54,448            81,576
------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization                                      $   74,368         $   74,421        $   72,226
Net income plus depreciation and amortization                          63,989            128,869           153,802
Capital expenditures                                                   72,864             72,926           114,031
Working capital                                                       435,819            501,431           412,591
Long-term debt and redeemable preferred stock                         323,043            360,607           255,935
Stockholders' equity                                                  614,771            665,602           679,823
Capital employed                                                      937,814          1,026,209           935,758
Total assets                                                        1,153,564          1,247,962         1,195,180
------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
Net income (loss) assuming dilution(a)                             $     (.29)        $     1.47        $     2.11
Dividends                                                                 .56                .53               .50
Book value                                                              17.31              18.25             17.87
Price Range:
   High                                                                 33.88              38.38             33.75
   Low                                                                  18.00              25.00             23.13
------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times:
   Receivables(b)                                                         5.6                5.3               5.5
   Inventories(b)                                                         3.2                3.4               3.7
   Capital employed(b)                                                    1.2                1.3               1.3
Interest coverage(a)                                                       .6                4.1               6.0
Income (loss) before income taxes as a percent of sales(a)                (.9%)              7.2%             10.4%
Net income (loss) as a percent of sales(a)                                (.9%)              4.4%              6.6%
Net income (loss) as a percent of stockholders' equity(a) (b)            (1.6%)              8.2%             12.4%
------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding (000s omitted)                           35,519             36,463            38,049
Approximate number of common shareholders                               8,000             10,100            12,300
------------------------------------------------------------------------------------------------------------------

(a) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was $.56 per common share. Fiscal 1998 includes a pre-tax charge of $75,007,000 associated with the write-down of certain fixed assets, severance and goodwill. The after-tax impact of this write-down on 1998 earnings was ($1.35) per common share.

(b) Average of amounts at beginning and end of each fiscal year.

   1995             1994             1993             1992             1991             1990             1989
----------------------------------------------------------------------------------------------------------------
$1,152,633       $1,098,259       $  930,787       $  899,136       $  804,585       $  713,812       $  687,954
   816,834          739,700          613,325          592,837          553,160          461,281          457,875
    21,698           19,434           16,948           15,841           18,097           18,885           15,643
    87,733          127,585           80,717          129,507           90,866          109,672          102,728
    33,616           48,759           31,619           47,269           34,027           41,725           37,994
    54,117           78,826           49,080           81,945           56,279           67,378           64,163
----------------------------------------------------------------------------------------------------------------

$   68,010       $   67,042       $   66,226       $   60,444       $   56,594       $   52,539       $   45,633
   122,127          145,868          115,306          142,389          112,873          119,917          109,796
    86,556           38,562           83,979          109,161           89,532          113,617           87,410
   438,070          310,330          277,993          285,469          255,392          249,683          267,178
   287,878          144,163          163,334          186,122          185,923          196,857          210,470
   632,558          628,662          587,651          570,003          502,501          456,352          402,216
   920,436          772,825          750,985          756,125          688,424          653,209          612,686
 1,118,164        1,046,577        1,017,044          964,933          818,220          794,521          720,806
----------------------------------------------------------------------------------------------------------------

$     1.38       $     1.96       $     1.19       $     1.99       $     1.38       $     1.65       $     1.57
       .48              .42              .39              .34              .32              .32              .28
     16.34            15.84            14.54            13.97            12.39            11.29             9.95
     31.25            32.63            36.87            40.37            36.25            31.00            26.50
     22.00            24.00            26.00            27.75            19.75            16.00            15.62
----------------------------------------------------------------------------------------------------------------

       5.3              5.6              5.3              5.8              5.9              5.3              5.9
       3.8              3.9              3.7              4.6              4.8              5.1              6.8
       1.4              1.4              1.2              1.2              1.2              1.1              1.3
       5.0              7.6              5.8              9.2              6.0              6.8              7.6
       7.6%            11.6%             8.7%            14.4%            11.3%            15.4%            14.9%
       4.7%             7.2%             5.3%             9.1%             7.0%             9.4%             9.3%
       8.6%            13.0%             8.5%            15.3%            11.7%            15.7%            17.2%
----------------------------------------------------------------------------------------------------------------

    38,715           39,689           40,405           40,810           40,569           40,407           40,427
    12,300           13,000           13,000           13,000           18,000           18,000           18,000
----------------------------------------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                      RUSSELL CORPORATION AND SUBSIDIARIES

1998 VS 1997

Net sales for the year decreased 3.9% on unit declines of less than one percent of domestic apparel. The decrease in sales was primarily attributable to weak sales in the Company's activewear segment during the fourth quarter of the year. Sales in the final 13-week period were down 17% in dollars and 36% in domestic apparel unit sales. Domestic sales were significantly impacted by unseasonably warm weather, softness in retail apparel sales and further industry-wide price reductions in activewear, particularly in decorated and screenprint markets.

         The Company's Jerzees brand of activewear was the most significantly impacted by these factors. The Russell Athletic brand of activewear had slight decreases in sales for the year, generally in line with expectations, while Cross Creek Apparel, Inc. experienced moderate growth for the year despite declines in the fourth quarter. International sales were down 1.1% for the year, due to overall softness in apparel sales at retail locations.

RESTRUCTURING AND OTHER ITEMS
On July 22, 1998, the Company announced its intention to undertake a major restructuring and reorganization to improve the Company's global competitiveness. Elements of the multi-year strategic plan that were announced include: the closing of approximately 25 of the Company's 90 worldwide facilities over the next three years, including selected manufacturing plants, distribution centers and offices; expanding production outside the United States; consolidating and downsizing the licensed products businesses; disposing of owned shopping center real estate; reorganizing the corporate structure; establishing a dual headquarters in the metropolitan Atlanta area; and other cost savings activities. It is anticipated that the three-year plan will ultimately reduce costs by approximately $80 million pre-tax annually and result in the elimination of 4,000 domestic positions.

         As discussed in Note 10 of the financial statements, management expects that the Company will record restructuring, asset impairment and other associated unusual charges in the range of $100 to $125 million on an after-tax basis. These charges relate to the closing of facilities, including plants, distribution centers and offices; consolidation and/or exiting certain product lines and brands and disposing of owned shopping center real estate and will be reflected in the Company's consolidated financial statements over the three-year period beginning in the third quarter of 1998. The recognition of these charges will depend, in large part, on expansion of production capabilities outside the United States. For the year ended January 2, 1999, charges of $75,007,000, $47,997,000 after-tax, or $1.35 on a per share basis, were recorded for restructuring, asset impairment and other unusual costs.

         During 1998, the Company exited the business of certain licensing markets of various professional sport leagues and teams, and certain other licensing agreements as part of the Company's licensed products operation. The Company remains active in the collegiate licensing business and continues to be a major supplier to certain outlets of licensed products, such as college bookstores and sports shops. The discontinued businesses include headwear, or logoed caps; a business which was sold in the fourth quarter of 1998.

         Also during 1998, as part of the multi-year strategic plan, the Company moved substantial sewing operations to both company owned and contractor locations in Central America and Mexico. At year-end 1998, approximately 40% of the Company's sewing capacity for domestic consumption was domiciled outside the U.S. The Company closed four domestic sewing facilities and reconfigured two others. The Company has realigned the remaining operations in order to accommodate a more orderly and efficient product flow of goods throughout the Company's manufacturing processes. Management also reassessed its decoration and distribution capabilities' system and facilities resulting in the closure of 34 company operated retail or outlet stores in 13 states during 1998.

         In total, approximately 2,000 employees have been notified of their termination and separation and have received the details of their individual severance packages as of year-end.

         For 1998, gross margins declined to 25.6% of sales versus 30.2% of sales in 1997. Gross margins were impacted by the previously mentioned activities which involved a reduction in selling prices and write-downs of certain inventories. For the year, $14.6 million of other unusual charges was reflected in cost of goods sold and related to the write-down of certain inventories associated with the exiting of certain businesses and licensing arrangements and severance accruals associated with the closure of certain facilities. Excluding the impact of the inventory write-downs and severance accruals, gross margins would have been 27.5% which is below prior year levels due primarily to reductions in selling prices.

         In 1998, selling, general and administrative expense includes approximately $8 million related to the retirement, and subsequent replacement, of the Chairman, President and Chief Executive Officer of the Company, approximately $11 million related to the disposition of certain accounts receivable and $2 million of severance costs related to the elimination of administrative job positions and expenses related to the consolidation of certain warehousing operations. During 1998, management revised the Company's selling terms and credit policies in order to reduce its credit risk and improve cash flows by reducing days sales outstanding in accounts receivable. These changes combined with a continuing decline in the financial condition of some customers contributed to the significant disposition of accounts receivable during the year. Selling, general and administrative expenses decreased 2.3% for the year despite the aforementioned inclusion of those charges as a result of changes in Chairman, President and CEO.

         In 1998, $39.5 million is reflected as a loss in other income and expense and consists of a write-down of assets (machinery, equipment and facilities) to fair value, the reduction of the carrying value of goodwill to the discounted expected future cash flows of the associated entities and the recognition of termination costs under certain licensing agreements associated with business in which the Company will no longer participate. The impairment was caused by the Company's decision to exit certain products and brands primarily related to licensed products.

         In 1998, the Company's effective income tax rate was significantly impacted by certain impairment charges related to goodwill which were not deductible for tax purposes. The impact of such non-deductible charges was also magnified by the level of operating results. Additionally, profitable operations in different tax jurisdictions combined with certain tax assessments also adversely impacted the Company's effective tax rate during the current year.

1997 VS 1996
Net sales for the year decreased 1.3% to $1,228,198,000. The most dramatic decreases were experienced in licensed products and Jerzees within the activewear segment. The deterioration in licensed products was consistent throughout the year and resulted in the reorganization or elimination of parts of that division during 1997.

         Jerzees products experienced sales declines in the distributor/ screenprint market where price cutting, led by major competitors, was severe. These price pressures, not only had the effect of lowering sales, but also resulted in turmoil and sluggish purchase patterns in that market as well. Jerzees sales direct to retail were up slightly for the year, but did not meet expectations in the second half, due to overall softness in apparel sales at retail.

         Cross Creek Apparel, Inc. experienced good growth for the 1997 year as the Jerzees brand of placket shirts was expanded in the distributor market. Russell Athletic products had moderate sales increases, generally in line with expectations, while International sales increases slowed and represented 11% of the Company's total sales.

         Stable cotton prices, improved manufacturing efficiencies, and ongoing programs to reduce cost mitigated the impact of lower selling prices on margins. Margins declined to 30.2% versus the 32.0% experienced in 1996.

         Selling, general and administrative expenses increased 3.5% during the year, to 20.5% of sales, versus 19.6% the previous year. Certain costs associated with the reorganization and elimination of some aspects of the Licensed Products and International divisions contributed to the increase. Additional expenses included increased advertising, particularly for Jerzees products, and a continued emphasis on marketing and customer service, both domestically and internationally.

LIQUIDITY AND CAPITAL RESOURCES
During the third quarter of 1998, charges associated with the Company's restructuring and reorganization plan caused the Company's interest coverage ratio to fall below the ratio required in agreements related to the Company's long-term debt. The Company has reached agreements with all primary lenders and financial covenants have been amended to exclude the impact of the aforementioned charges of up to $125 million after-tax. The Company's restructuring plan is intended to improve asset utilization and should not have a negative impact on the Company's ability to perform under these agreements.

         In the fourth quarter of 1998, a Jefferson County, Alabama, jury returned a verdict in Sullivan, et al. v. Russell Corporation, et al. Five plaintiff families were awarded a total of $155,200 in compensatory damages for property damage and $52,398,000 in punitive damages from the three defendants, Russell Corporation, Avondale Mills and Alabama Power Company. Allegations in the case were that textile discharges of two of the defendants, including Russell Corporation, into the Alexander City wastewater treatment plant, the subsequent treatment by the City of Alexander City and discharge into Lake Martin constituted a nuisance and indirect trespass. Alabama Power Company, the third defendant, was alleged to have allowed the nuisance and trespass to continue as the owner of the land under the lake. The plaintiffs alleged mental anguish but no damages were granted for this claim. No allegation of personal injury was made in the case.

         The evidence was uncontroverted that Russell Corporation is in compliance with its permit issued by the Alabama Department of Environmental Management (ADEM) for the indirect discharge of its wastewater to the Alexander City wastewater treatment plant. Therefore, the Company believes the verdict is contrary to the evidence and under the applicable law, no damages should have been awarded. The Company has initiated post-trial motions and appellate proceedings and is vigorously pursuing such actions. If such actions prove to be unsuccessful, damages associated with this matter could have a significant adverse effect on the Company's future results from operations and its ability to comply with certain debt covenant requirements.

         The balance sheet continues to reflect the conservative financial nature of the Company and its strong financial condition. At the end of 1998, long-term debt to total capitalization decreased to 34.4% versus 35.1% at the end of 1997. Inventories at year-end 1998, were held to less than a 1% increase despite the significant fourth quarter sales decline. There was a 26% decrease in receivables, attributed primarily to the disposition of certain accounts, lower sales in the fourth quarter of the year, and improved policies and procedures in the Company's credit area. Current ratios were 3.9 and 4.4, respectively, for year-end 1998 and 1997.

         At the end of 1997, long-term debt to total capitalization increased with the new long-term debt, to 35.1% versus 27.4% at the end of 1996. Inventories were held to less than a 7% increase, despite a fourth quarter sales decline of almost 8%. There was also

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
                      RUSSELL CORPORATION AND SUBSIDIARIES

an 8% increase in receivables, attributed primarily to International and slow payments from certain customers. Current ratios were 4.4 and 3.2, respectively, reflecting the impact of the additional long-term debt.

         Operations provided the majority of the cash requirements in 1998. This cash was used for capital expenditures, payments on long-term and short-term debt, dividends and treasury stock repurchases. Capital expenditures of $73 million in 1998 brings the five-year total to more than $385 million.

         Operations and the increase in long-term debt provided the majority of the cash requirements in 1997. This cash was used for capital expenditures, treasury stock repurchases, payments on long-term and short-term debt, working capital and dividends. Capital expenditures for the year were $73 million in 1997.

         The Company anticipates that 1999 capital expenditures will approximate depreciation or approximately $70 million. The majority of the 1999 capital expenditures will be for further enhancements of the Company's manufacturing and distribution capabilities. At January 2, 1999, the Company had accrued liabilities of approximately $6.3 million related to employee severance and costs to exit certain facilities, licenses and contracts. The Company anticipates that it could incur additional cash charges of $16,000,000 and $6,000,000 in 1999 and 2000, respectively, related to the continued execution of its restructuring and reorganization plan.

         The Company maintains $287 million of informal lines of credit and does not anticipate issuing any additional long-term debt or equity securities in 1999.

         In 1998, the Board of Directors adjusted the stock repurchase authorization upward to three million shares. Purchases of the Company's Common Stock totaled $22,355,000 in 1998, representing 1,041,800 shares, compared to $51,638,000 representing 1,821,201 shares in 1997.

         The Company utilizes cotton futures contracts to set sales prices which are generally set six months to a year in advance of the selling seasons. Depending upon market conditions, these contracts may be purchased at the time prices are set. Purchasing futures contracts not only limits the risk of price increases, but also limits the Company's ability to benefit from price decreases. At January 2, 1999, and January 3, 1998, the Company had outstanding futures contracts that, when combined with other contracts and inventory, represented all of the Company's anticipated cotton requirements for 1999 and 1998, respectively.

         The Company utilizes two interest rate swap agreements in the management of its interest rate exposure. These agreements effectively convert a portion of the Company's interest rate exposure from a fixed to a floating rate basis and from a floating rate to a fixed basis. The effect of these agreements was to lower the effective interest rate on the Company's long-term debt from 6.74% to 6.47%, from 6.83% to 6.64% and from 6.95% to 6.77% in 1998, 1997 and
1996, respectively. Interest expense decreased in 1998 due to lower rates and decreased borrowing. Interest expense increased in 1997 due to increased short-term borrowing, generally, until August when the Company secured an additional $125 million of long-term debt with a weighted-average life of seven years at a rate of 6.65%. Proceeds were then used to reduce short-term debt.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company will adopt the new Statement effective January 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet completed its analysis of the impact, if any, that Statement 133 may have on its financial statements.

YEAR 2000 DISCLOSURE STATEMENT
The Company has been involved in an organized program to assure that the Company's information technology systems and related infrastructure will be Year 2000 compliant. These efforts began in July of 1996 with the assignment of a full-time coordinator of the Year 2000 Compliance. The project initially involved the computer applications which support the parent company.

         The initial phase of the corporate project involved the inventory and analysis of existing information systems. From this analysis a plan for remediation was formulated and put into action in January of 1997. This plan is now 95% complete in bringing these systems into Year 2000 compliance with 20,413 actual hours expended against a planned 21,543 hours. The planned completion date for testing and implementation of this phase is March 31, 1999.

         The second phase of the corporate project was to inventory, analyze and test the infrastructure that involves imbedded microchips. This phase began in January of 1998 and has identified 3,856 unique products (hardware and models, software and releases) that are being certified through vendor certification and testing where possible. To date, 2,465 or 64% of these products have been certified. The planned completion date for this phase is June of 1999.

         The Year 2000 corporate project was expanded into a third phase to include the Cross Creek and DeSoto Mills subsidiaries under the same project format and phases as the parent company. DeSoto Mills is 100% complete in remediation of business and manufacturing systems and has certified 64% of infrastructure products. The Cross Creek subsidiary is 71% complete on remediation of information systems and has certified 65% of infrastructure products.

         The fourth phase of the Year 2000 project involves the identification, analysis and certification of suppliers of materials and services to the Company. There have been 2,555 suppliers identified and individually contacted by questionnaires, letters and telephone to determine their compliance status and ability to service the Company in the Year 2000. If it is determined that a supplier will be in noncompliance or of questionable compliance, contingency plans will be developed to address the need, including the selection and introduction of new suppliers.

         The fifth phase of the Year 2000 project involves an assessment of the major customers of the Company and their Year 2000 readiness. A questionnaire was mailed in November 1998 to 200 customers to begin the assessment of their Year 2000 status and their potential as a viable customer in the Year 2000. Response has been positive in this area with most customers having compliance in place or planned by June 1999.

         The Year 2000 efforts in the Russell UK subsidiary involve the replacement of purchased application software. The first phase of this project was to identify and select an information systems software solution that would meet the business needs of the subsidiary and resolve the Year 2000 issue. The progress to date has been to select a software solution and to conduct a pilot project for acceptance. This has been completed and the implementation project is scheduled to be completed by the end of June 1999. The second phase of the Russell UK project was the identification of infrastructure products. To date, 456 products were identified with 384 being certified as compliant.

         Management has determined that the costs for correction of the Year 2000 issues are expected to total approximately $1,895,000 with $1,470,000 being expended through the end of 1998. The Year 2000 project is being funded out of normal operating funds.

         Senior management receives monthly updates on the progress of this project by each individual phase. The Year 2000 compliance project is a priority project for the Company and especially the IT department. Other IT projects, including upgrade of certain existing systems and implementation of new systems, continue while the Year 2000 project is being accomplished.

         Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As previously noted, the Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company does not complete any additional phases, the Company may be unable to take customer orders, manufacture and ship products, invoice customers or collect payments. In addition, disruptions in the economy generally resulting from Year 2000 issues could also materially adversely affect the Company. The Company could be subject to litigation for computer systems product failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

         At the present time the Company does not have a contingency plan to operate in the event that its business systems are not Year 2000 compliant. If further systems testing and supplier analysis were to indicate that there is a substantial risk to the Company's ability to operate effectively, a contingency plan will be developed in those areas affected.

         This document contains Year 2000 Readiness Disclosures as defined in the Year 2000 Information and Readiness Disclosure Act, P.L.105-271 (Oct. 19,
1998). Accordingly, this disclosure, in whole or in part, is not, to the extent provided in the act, admissible in any state or federal civil action to prove the accuracy or truth of any Year 2000 statements contained herein.

FORWARD LOOKING INFORMATION
This annual report, including management's discussion and analysis, contains certain statements which describe the Company's beliefs concerning future business conditions and the outlook for the Company based upon currently available information. Wherever possible, the Company has identified these "forward looking" statements (as defined in Section 21E of the Securities and Exchange Act of 1934) by words such as "anticipates," "believes," "estimates," "expects" and similar phrases. These forward looking statements are based upon current assumptions and expectations the Company believes are reasonable, however, such statements are subject to risks and uncertainties which could cause the Company's actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements. These risks and uncertainties include, but are not limited to, the matters discussed under the caption "Forward Looking Information" in the Company's Annual Report on Form 10-K for the year ended January 2, 1999, which will be filed by April 2, 1999, and other risks and uncertainties detailed from time to time in the Company's SEC filings. Some forward looking statements concern anticipated sales levels, cost estimates and resulting earnings that are not necessarily indicative of subsequent periods due to the mix of future orders, at once orders and product mix changes, which may vary significantly from year to year or quarter to quarter and the effects of the Company's restructuring and reorganization plan. The Company assumes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise.

                           CONSOLIDATED BALANCE SHEETS
                      RUSSELL CORPORATION AND SUBSIDIARIES
                       January 2, 1999 and January 3, 1998

 (In thousands, except share data)                                                          1998              1997
---------------------------------------------------------------------------------------------------------------------
ASSETS
 CURRENT ASSETS:
   Cash                                                                                  $   13,852        $    8,609
   Trade accounts receivable, less allowances of $8,562 in 1998 and $10,533 in 1997         179,307           242,988
   Inventories                                                                              371,579           369,923
   Prepaid expenses and other current assets                                                 11,091            20,517
   Future income tax benefits                                                                 8,885             5,006
---------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                               584,714           647,043
 PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                                      10,405            10,563
   Buildings                                                                                331,663           310,053
   Machinery and equipment                                                                  876,597           833,318
   Construction-in-progress                                                                   5,577            24,014
---------------------------------------------------------------------------------------------------------------------
                                                                                          1,224,242         1,177,948
   Less allowances for depreciation and amortization                                       (704,255)         (651,835)
---------------------------------------------------------------------------------------------------------------------
                                                                                            519,987           526,113
 OTHER ASSETS                                                                                48,863            74,806
---------------------------------------------------------------------------------------------------------------------
                                                                                         $1,153,564        $1,247,962
=====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term debt                                                                       $   12,908        $   39,256
   Accounts payable and accrued expenses:
      Trade accounts                                                                         49,688            41,425
      Employee compensation                                                                  31,590            22,885
      Other                                                                                  20,506            20,568
---------------------------------------------------------------------------------------------------------------------
                                                                                            101,784            84,878
   Income taxes                                                                               1,989                --
   Current maturities of long-term debt and capital lease obligations                        32,214            21,478
---------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                          148,895           145,612
 LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT MATURITIES                      323,043           360,607
 DEFERRED LIABILITIES:
   Income taxes                                                                              34,121            49,810
   Pension and other                                                                         32,734            26,331
---------------------------------------------------------------------------------------------------------------------
                                                                                             66,855            76,141
 COMMITMENTS AND CONTINGENCIES                                                                   --                --
 STOCKHOLDERS' EQUITY:
   Common Stock, par value $.01 per share; authorized 150,000,000 shares,
     issued 41,419,958 shares                                                                   414               414
   Paid-in capital                                                                           48,294            48,654
   Retained earnings                                                                        730,723           761,428
   Treasury stock (1998 - 5,900,564 and 1997 - 4,957,336 shares)                           (160,093)         (140,170)
   Accumulated other comprehensive (loss) income                                             (4,567)           (4,724)
---------------------------------------------------------------------------------------------------------------------
                                                                                            614,771           665,602
---------------------------------------------------------------------------------------------------------------------
                                                                                         $1,153,564        $1,247,962
=====================================================================================================================

    See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997

(In thousands, except share data)                        1998               1997              1996
-----------------------------------------------------------------------------------------------------
NET SALES                                            $ 1,180,118        $ 1,228,198       $ 1,244,204
COST AND EXPENSES:
   Cost of goods sold                                    878,106            857,531           846,166
   Selling, general and administrative expenses          246,518            252,387           243,759
   Other - net                                            37,935              1,763            (1,004)
   Interest expense                                       27,824             28,165            25,738
-----------------------------------------------------------------------------------------------------
                                                       1,190,383          1,139,846         1,114,659
-----------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                        (10,265)            88,352           129,545

PROVISION FOR INCOME TAXES:
   Currently payable                                      19,682             27,688            53,259
   Deferred                                              (19,568)             6,216            (5,290)
-----------------------------------------------------------------------------------------------------
                                                             114             33,904            47,969
-----------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                    $   (10,379)       $    54,448       $    81,576
=====================================================================================================
NET (LOSS) INCOME PER COMMON SHARE:
   Basic                                             $      (.29)       $      1.48       $      2.12
   Diluted                                           $      (.29)       $      1.47       $      2.11

AVERAGE SHARES OUTSTANDING:
   Basic                                              36,216,571         36,879,901        38,469,009
   Diluted                                            36,216,571         37,047,433        38,652,958


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997

(In thousands)                                                       1998            1997            1996
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net (loss) income                                                $ (10,379)      $  54,448       $  81,576
 Adjustments to reconcile net (loss) income to net
   cash provided by operating activities:
   Depreciation and amortization                                     74,368          74,421          72,226
   Deferred income taxes                                            (19,568)          6,216          (5,290)
   (Gain) loss on sale of property, plant and equipment                (111)           (438)            200
   Non-cash restructuring charges                                    55,742              --              --
   Changes in operating assets and liabilities:
      Trade accounts receivable                                      52,038         (19,532)          2,237
      Inventories                                                   (18,192)        (25,087)        (22,458)
      Prepaid expenses and other current assets                        (583)          1,705          (6,045)
      Other assets                                                    1,189          (9,918)            175
      Accounts payable and accrued expenses                          16,299           3,942             208
      Income taxes                                                   12,372         (20,113)          3,240
      Pension and other deferred liabilities                          6,216           2,050           6,019
-----------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                  169,391          67,694         132,088

INVESTING ACTIVITIES
 Purchase of property, plant and equipment                          (72,864)        (72,926)       (114,031)
 Proceeds from sale of property, plant and equipment                  2,224           2,380           1,280
-----------------------------------------------------------------------------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES                      (70,640)        (70,546)       (112,751)

FINANCING ACTIVITIES
 Short-term borrowings                                                   --              --          54,846
 Payments on short-term debt                                        (26,416)        (23,736)             --
 Payments on long-term debt                                         (26,828)        (30,793)        (31,282)
 Long-term borrowings                                                    --         125,000              --
 Dividends on common stock                                          (20,326)        (19,512)        (19,247)
 Distribution of treasury stock                                       2,072           4,979           5,165
 Cost of common stock for treasury                                  (22,355)        (51,638)        (26,049)
-----------------------------------------------------------------------------------------------------------
         NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES        (93,853)          4,300         (16,567)

 Effect of exchange rate changes on cash                                345            (194)            100
-----------------------------------------------------------------------------------------------------------
 Net increase in cash                                                 5,243           1,254           2,870
 Cash balance at beginning of year                                    8,609           7,355           4,485
-----------------------------------------------------------------------------------------------------------
 CASH BALANCE AT END OF YEAR                                      $  13,852       $   8,609       $   7,355
===========================================================================================================


See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997

                                                                                                       Accumulated
                                                                                                         Other
                                               Common       Paid-in        Treasury       Retained    Comprehensive
(In thousands, except share data)               Stock       Capital          Stock        Earnings    Income (Loss)      Total
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995                     $414       $52,405       $ (76,378)      $664,163       $(8,046)      $632,558
Comprehensive income:
  Net income                                       --            --              --         81,576            --         81,576
  Foreign currency translation adjustments         --            --              --             --         5,820          5,820
                                                                                                                       --------
Comprehensive income                                                                                                     87,396
                                                                                                                       --------
Exercise of stock options                          --        (2,205)             --             --            --         (2,205)
Treasury stock acquired (932,783 shares)           --            --         (26,049)            --            --        (26,049)
Treasury stock distributed (266,435 shares)        --            --           7,370             --            --          7,370
Cash dividends ($.50 per share)                    --            --              --        (19,247)           --        (19,247)
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 4, 1997                        414        50,200         (95,057)       726,492        (2,226)       679,823
Comprehensive income:
  Net income                                       --            --              --         54,448            --         54,448
  Foreign currency translation adjustments         --            --              --             --        (2,498)        (2,498)
                                                                                                                       --------
Comprehensive income                                                                                                     51,950
                                                                                                                       --------
Exercise of stock options                          --        (1,546)             --             --            --         (1,546)
Treasury stock acquired (1,821,201 shares)         --            --         (51,638)            --            --        (51,638)
Treasury stock distributed (234,750 shares)        --            --           6,525             --            --          6,525
Cash dividends ($.53 per share)                    --            --              --        (19,512)           --        (19,512)
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                        414        48,654        (140,170)       761,428        (4,724)       665,602

Comprehensive (loss) income:
  Net loss                                         --            --              --        (10,379)           --        (10,379)
  Foreign currency translation adjustments         --            --              --             --           157            157
                                                                                                                       --------
Comprehensive loss                                                                                                      (10,222)
                                                                                                                       --------
Exercise of stock options                          --          (360)             --             --            --           (360)
Treasury stock acquired (1,041,800 shares)         --            --         (22,355)            --            --        (22,355)
Treasury stock distributed (98,572 shares)         --            --           2,432             --            --          2,432
Cash dividends ($.56 per share)                    --            --              --        (20,326)           --        (20,326)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 2, 1999                       $414       $48,294       $(160,093)      $730,723       $(4,567)      $614,771
===============================================================================================================================


See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997

NOTE 1 DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Russell Corporation is a vertically integrated international designer, manufacturer and marketer of activewear (including athletic uniforms, better knit shirts, leisure apparel, licensed sports apparel) and also produces sports and casual socks and a line of lightweight, yarn-dyed woven fabrics. The Company's products are marketed to sporting goods dealers, department and specialty stores, mass merchandisers, golf pro shops, college bookstores, screen printers, distributors, mail order houses, and other apparel manufacturers.

REVENUE RECOGNITION
The Company records revenues when products are shipped to customers.

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

INVENTORIES
Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $59,000,000 in 1998 and $79,000,000 in 1997. Inventories are summarized as follows:

(In thousands)                     1998           1997
--------------------------------------------------------
Finished goods                   $288,465       $286,254
Work-in-process                    58,182         52,498
Raw materials and supplies         54,943         65,476
--------------------------------------------------------
                                  401,590        404,228
Less LIFO reserve                 (30,011)       (34,305)
--------------------------------------------------------
                                 $371,579       $369,923
========================================================


PROPERTY, PLANT AND EQUIPMENT
Provision for depreciation of the principal items of property, plant and equipment (recorded at cost), including those items held under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives. Estimated useful lives range from 25 to 37 years for buildings and from five to 11 years for machinery and equipment.

OTHER ASSETS
Included in other assets is goodwill of approximately $12,600,000 and $33,100,000, which is net of accumulated amortization of $6,985,000 and $10,500,000 at January 2, 1999 and January 3, 1998, respectively. Goodwill is being amortized over 15 to 25 years on a straight-line basis. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the excess of the carrying value over the fair value of the entity acquired. During 1998, the Company recorded impairment charges of $22,240,000 related to goodwill and other intangible assets (Note 10).

LONG-LIVED ASSETS
The Company records impairment losses on long-lived assets under the provisions of Financial Accounting Standards Board (FASB) Statement 121. When events and circumstances indicate that assets may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than the carrying value of such assets, the Company records an impairment loss equal to the excess of the carrying value over the asset's fair value. Asset impairment charges related to the closing of certain facilities and retail store locations and for the anticipated sale of the Company's interest in shopping center real estate are described in Note 10. There were no material impairment losses recorded in 1997 or 1996.

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

ADVERTISING, MARKETING AND PROMOTIONS EXPENSE
The cost of advertising, marketing and promotions is expensed as incurred. The Company incurred $37,236,000, $41,099,000 and $36,454,000 in such costs during 1998, 1997 and 1996, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Postemployment benefits are recorded under the provisions of FASB Statement 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cost of such benefits is accrued over the service lives of the employees expected to be eligible to receive such benefits.

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

         Accounts receivable from Wal-Mart represented 25.8% and 27.9% of the Company's net accounts receivable at January 2, 1999 and January 3, 1998, respectively.

         The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Gains and losses on these hedges are deferred and reflected in cost of sales as such inventory is sold. The Company also utilizes forward purchase contracts in its international operations to limit the currency risks associated with purchase obligations. The effects of movements in currency exchange rates on these instruments are recognized in the period in which the purchase obligations are satisfied (Note 4).

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

EARNINGS PER COMMON SHARE
The Company reports earnings per share in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is computed by using the average number of common shares outstanding during the period without consideration of common stock equivalents. Diluted earnings per share is computed by using the average number of common shares outstanding plus common stock equivalents (employee stock options).

FISCAL YEAR
The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks, as was the case for 1996. Fiscal years 1998, 1997, and 1996 ended on January 2, 1999, January 3, 1998 and January 4, 1997, respectively.

NEW ACCOUNTING PRONOUNCEMENT
In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new Statement effective January 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative

                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997 will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet completed its analysis of the impact, if any, that Statement 133 may have on its financial statements.

NOTE 2 LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations include the following:

(In thousands)                                              1998            1997
----------------------------------------------------------------------------------
Notes payable to financial institutions:
 6.72% notes due annually through 2002                    $ 42,857        $ 53,571
 8.83% notes due annually through 1999                      10,800          21,500
 6.95% notes due through 1998                                   --              64
 6.65% notes due annually 2001 through 2007                125,000         125,000
 6.78% notes due annually 2003 through 2008                100,000         100,000
Variable rate (5.57% at January 2, 1999)
 note due semi-annually through 2005                        69,650          75,000
Capital lease obligations (variable rate of 3.60% at
  January 2, 1999) due 2017                                  6,950           6,950
----------------------------------------------------------------------------------
                                                           355,257         382,085
Less current maturities                                    (32,214)        (21,478)
----------------------------------------------------------------------------------
                                                          $323,043        $360,607
==================================================================================

         The notes are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness, liens or leases; acquisition of investments; retirement of capital stock; and the maintenance of working capital. At January 2, 1999, $58,565,000 of retained earnings was unrestricted for payment of dividends.

         Recording the charges associated with the Company's restructuring and reorganization plan has caused the Company's interest coverage ratio to fall below the ratio required in agreements related to the Company's long-term debt. The Company and all primary lenders amended the covenants to exclude the impact of these charges. There exists no violations of loan covenants; therefore, the debt has been classified as short-term or long-term according to its terms.

         The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The property collateralized under the capital lease obligations is included in property, plant and equipment with a net carrying value of $5,231,000 and $5,484,000 at January 2, 1999 and January 3, 1998, respectively.

         The following summarizes the maturities of long-term debt and capital lease obligations: 1999 - $32,214,000; 2000 - $21,414,000; 2001 - $39,272,000;
2002 - $39,272,000; 2003 - $45,224,000 and thereafter $177,861,000.

NOTE 3 SHORT-TERM DEBT

The Company may borrow up to approximately $287 million under informal line of credit arrangements with six banks, on such terms as the Company and the banks may mutually agree. Generally, the arrangements may be canceled by either party at any time. At January 2, 1999 and January 3, 1998, amounts outstanding under the line of credit arrangements totaled $12.9 million and $39.3 million, respectively. The weighted-average interest rates of bank borrowings during 1998, 1997 and 1996 were 6.3%, 6.0% and 5.8%, respectively. The weighted-average interest rates of bank borrowings outstanding at January 2, 1999, January 3, 1998 and January 4, 1997 were 6.8%, 6.8% and 5.9%, respectively.

NOTE 4 FINANCIAL INSTRUMENTS

COTTON FUTURES
The Company utilizes commodity futures contracts in connection with estimating product sales prices in advance of the selling seasons. These transactions effectively limit the Company's risk associated with future cotton price increases, as well as the benefits of future price decreases. At January 2, 1999, the Company had outstanding futures contracts that, when combined with other contracts and inventories, represented all of its anticipated 1999 cotton requirements.

INTEREST RATE SWAP AGREEMENTS
The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The Company entered into a fixed to floating rate swap agreement in 1992. Under this agreement, which expires August 31, 2002, the Company receives a fixed rate payment of 6.14% on approximately $43 million and pays a floating rate based upon LIBOR, as determined at six-month intervals.

         In 1995, the Company entered into a floating to fixed rate swap agreement. Under this agreement, which expires June 30, 2005, the Company receives a variable rate based upon LIBOR plus .29%, as determined quarterly, and pays a fixed rate of 6.67% on $70 million.

         These agreements, when combined, effectively lowered the weighted-average interest rate on the Company's long-term debt from 6.74% to 6.47%, 6.83% to 6.64% and 6.95% to 6.77% in 1998, 1997 and 1996, respectively.
The Company believes that future changes in interest rates will not have a material impact on the Company's consolidated financial position or results of operations. The fair value of the swap agreements, as indicated below, is the estimated termination value of the agreements at the balance sheet date and may not be indicative of the current termination values. Any gain or loss on the agreements will be recognized when realized.

OTHER FINANCIAL INSTRUMENTS
At January 2, 1999 and January 3, 1998, the carrying value of financial instruments such as cash, trade accounts receivable and payables, approximated their fair values, based on the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         The following table summarizes fair value information for the Company's long-term debt and interest rate swap agreements:

                                            1998                           1997
----------------------------------------------------------------------------------------
                                 CARRYING         FAIR           Carrying         Fair
(In thousands)                     VALUE          VALUE            Value          Value
----------------------------------------------------------------------------------------
Long-term debt                   $355,257       $354,503         $382,085       $392,780
Interest rate swap
  agreement terminating
  August 31, 2002                   4,407          7,084            3,388          4,958
Interest rate swap
  agreement terminating
  June 30, 2005                        --         (2,478)              --           (852)

NOTE 5 EMPLOYEE RETIREMENT BENEFITS

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

                                                        1998                 1997
-------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year             $114,965,715         $112,359,286
Service cost                                           5,807,255            5,916,303
Interest cost                                          8,141,800            7,800,160
Actuarial loss (gain)                                 16,165,102           (5,299,398)
Benefits paid                                         (6,111,922)          (5,810,636)
-------------------------------------------------------------------------------------
Benefit obligation at end of year                    138,967,950          114,965,715

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year       118,063,298          103,608,821
Actual return on plan assets                          12,028,088           16,646,298
Company contributions                                  1,742,290            3,618,815
Benefits paid                                         (6,111,922)          (5,810,636)
-------------------------------------------------------------------------------------
Fair value of plan assets at end of year             125,721,754          118,063,298
-------------------------------------------------------------------------------------
Funded status of the plan
  (underfunded) overfunded                           (13,246,196)           3,097,583
Unrecognized prior service cost                        3,394,573            3,757,889
Unrecognized net actuarial gain                       (5,780,333)         (19,882,428)
Unrecognized transition asset                         (3,699,502)          (4,377,762)
-------------------------------------------------------------------------------------
Accrued benefit cost                                $(19,331,458)        $(17,404,718)
=====================================================================================

WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31
Discount rate                                               6.75%                7.25%
Expected return on plan assets                              9.00%                9.00%
Rate of compensation increase                               3.75%                3.75%

(In thousands)                         1998                1997                 1996
-------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                          $5,807              $5,916               $5,838
Interest cost                          8,142               7,800                7,408
Expected return on plan assets        (9,851)             (9,229)              (8,974)
Net amortization and deferral           (429)               (315)               1,416
-------------------------------------------------------------------------------------
Net pension cost                      $3,669              $4,172               $5,688
=====================================================================================

         The primary impact on benefit obligations, the actuarial loss, was effected by a change in assumptions in the discount rate (from 7.25% to 6.75% in 1998) resulting in an

                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997 increased benefit obligation of approximately $10.2 million. Other changes (mortality, retirement and withdrawal assumptions) were all updated to better reflect anticipated experience resulting in increased obligations of $6.1 million.

         Plan assets at January 2, 1999 include 600,960 shares of the Company's Common Stock having a market value of $12,207,000. Dividends paid to the plan by the Company were $337,000 and $319,000 for 1998 and 1997, respectively.

         The Company has a Savings Plan which allows substantially all of the Company's United States employees to defer portions of their annual compensation. The Company provides additional matching and discretionary contributions. Compensation expense associated with this plan was $1,426,000, $1,286,000 and $1,322,000 for 1998, 1997 and 1996, respectively.

NOTE 6 INCOME TAXES

Foreign operations contributed approximately $(7,060,000), $(1,989,000) and $900,000 to the Company's income (loss) before income taxes in 1998, 1997 and 1996, respectively. Significant components of the provision for income taxes are as follows:

                            1998                        1997                          1996
---------------------------------------------------------------------------------------------------
                 CURRENTLY                    Currently                    Currently
(In thousands)    PAYABLE       DEFERRED       Payable      Deferred        Payable        Deferred
---------------------------------------------------------------------------------------------------
Federal           $16,142       $(15,105)      $24,136       $6,160         $47,860        $(4,994)
State               3,391         (2,210)        3,233          825           5,709           (596)
Foreign               149         (2,253)          319         (769)           (310)           300
---------------------------------------------------------------------------------------------------
Totals            $19,682       $(19,568)      $27,688       $6,216         $53,259        $(5,290)
===================================================================================================

         The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% to income before income taxes to total income tax expense is as follows:

(In thousands)                              1998           1997           1996
-------------------------------------------------------------------------------
Taxes (benefit) at statutory rate on
 income before income taxes               $(3,593)       $30,923        $45,341
State income taxes, net of
 federal income tax benefit                 1,174          2,637          3,324
Goodwill                                    1,622            425            425
Other - net                                   911            (81)        (1,121)
-------------------------------------------------------------------------------
                                          $   114        $33,904        $47,969
===============================================================================

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of January 2, 1999 and January 3, 1998, are as follows:

(In thousands)                                     1998           1997
-----------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                  $52,366        $57,266
  Inventories                                      2,691          1,747
  Accounts receivable                                429          1,594
  Other                                               --          1,782
-----------------------------------------------------------------------
Total deferred tax liabilities                    55,486         62,389

Deferred tax assets:
  Pension and postemployment obligations          10,176          8,555
  Inventories                                      6,849          5,416
  Net operating losses                             5,843          1,981
  Employee benefits                                3,809          1,633
  Capital loss and credit carryforwards              233            233
  Other                                            3,573             --
-----------------------------------------------------------------------
Total deferred tax assets                         30,483         17,818
Valuation allowance for deferred tax assets         (233)          (233)
-----------------------------------------------------------------------
Net deferred tax assets                           30,250         17,585
-----------------------------------------------------------------------
Net deferred tax liabilities                     $25,236        $44,804
=======================================================================

         Net operating losses (NOLs) pertain primarily to the Company's United Kingdom operations. NOLs can be carried forward indefinitely in the United Kingdom.

NOTE 7 STOCK RIGHTS PLAN AND EXECUTIVE LONG-TERM INCENTIVE PLAN

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

         Under the 1993 Plan and predecessor stock option plans, a total of 4,257,710 and 2,276,410 shares of Common Stock were reserved for issuance at January 2, 1999 and January 3, 1998, respectively. The options are granted at a price equal to the stock's fair market value at the date of grant. The options are exercisable two years after the date of grant and expire 10 years after the date of grant. The following table summarizes the status of options under the 1993 Plan and predecessor plans:

                              1998                       1997                      1996
------------------------------------------------------------------------------------------------
                                  WEIGHTED-                  Weighted-                  Weighted-
                     NUMBER OF     AVERAGE      Number of     Average      Number of     Average
                       SHARES       PRICE         Shares       Price        Shares        Price
------------------------------------------------------------------------------------------------
Outstanding          2,394,416      $19.68      1,414,950      $28.21      1,452,550      $26.55
Exercisable          1,133,350      $27.60        891,250      $27.71        887,350      $25.28
Granted                998,166      $25.34        277,700      $30.88        299,600      $27.25
Exercised               20,300      $27.74        237,650      $21.20        266,280      $18.92
Canceled                    --                     77,650      $28.20          6,500      $16.81
Available for
  future grants      1,863,294                    861,460                  1,061,510

         At January 2, 1999, options outstanding were exercisable at prices which ranged from $21.59 to $31.34 per share and had a weighted-average remaining contractual life of six years. Performance units which have been awarded to officers and management of the Company amount to 2,454,500 shares at January 2, 1999. No compensation expense with respect to these units was earned during 1998, 1997 or 1996. SARs are also available for grants to officers and management. To date, none have been granted. SARs carry an award of $1 each and permit the optionee to surrender an exercisable option for a cash or Company stock award equal to the difference between the market price and option price when the right is exercised, provided certain performance measures are achieved.

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to follow the accounting provisions of APB Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share as if the accounting provisions of the fair value method of the Statement had been employed. For the purposes of this disclosure, the fair value of the Company's employee stock options was estimated at the date of grant using an option pricing model. The fair values derived for options granted during 1998 and 1997 were $7.40 and $9.69, respectively, using the following weighted-average assumptions:

                                   1998           1997
--------------------------------------------------------
Risk-free interest rate              5.2%           5.4%
Dividend yield                       2.2%           1.8%
Volatility factor                   .198           .186
Weighted-average
  expected life of options      10 years       10 years

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except per share data)         1998            1997
-------------------------------------------------------------------
Pro forma net income (loss)                $(12,798)        $52,790
Pro forma earnings per share:
  Basic                                    $   (.35)        $  1.43
  Diluted                                  $   (.35)        $  1.42

         Under the Russell Corporation 1997 Non-Employee Directors' Stock Grant, Stock Option and Deferred Compensation Plan (the "Directors' Plan"), which was adopted by the Board of Directors on July 23, 1997, each non-employee director of the Company (an "Eligible Director") receives annually (i) shares of Common Stock having a value of $5,000, based on the market value of the Common Stock on the date of grant and (ii) an option to purchase shares of Common Stock, exercisable for ten years at a price equal to the market value of the Common Stock on the date of grant, having, based on the number of shares subject thereto, an economic value of $5,000. Under the Directors' Plan, 1,368 and 1,456 shares were issued in 1998 and 1997, respectively, and options to purchase an aggregate of 2,824 shares of Common Stock at a price of $28.84 per share were granted. Options to purchase an aggregate of 2,824 shares of Common Stock at a price of $28.84 per share are presently outstanding under the Directors' Plan. 197,176 shares of the 200,000 shares of Common Stock originally authorized to be issued under the Directors' Plan remain available for issuance under the Directors' Plan.

                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997

NOTE 8 SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

(In thousands)                       1998       1997       1996
----------------------------------------------------------------
Interest                           $28,929    $29,114    $26,192
Income taxes                         9,177     49,699     47,564

NOTE 9 COMMITMENTS AND CONTINGENCIES

At January 2, 1999, the Company had commitments for the acquisition of property and equipment totaling $10,596,000 and was committed under noncancelable operating leases with initial or remaining terms of one year or more to minimum rental payments aggregating $6,470,000, summarized by fiscal year periods as follows: 1999 - $2,064,000; 2000 - $1,428,000; 2001 - $1,208,000; 2002 -
$474,000; 2003 - $278,000 and thereafter $1,018,000.

         The Company had $26,738,000 and $21,852,000 outstanding under letters of credit for the purchase of inventories at January 2, 1999 and January 3, 1998, respectively.

         Lease and rental expense for fiscal years 1998, 1997 and 1996 was $9,943,000, $10,740,000 and $11,558,000, respectively.

         In the fourth quarter of 1998, a Jefferson County, Alabama, jury returned a verdict in Sullivan, et al. v. Russell Corporation, et al. Five plaintiff families were awarded a total of $155,200 in compensatory damages for property damage and $52,398,000 in punitive damages from the three defendants, Russell Corporation, Avondale Mills and Alabama Power Company. Allegations in the case were that textile discharges of two of the defendants, including Russell Corporation, into the Alexander City wastewater treatment plant, the subsequent treatment by the City of Alexander City and discharge into Lake Martin constituted a nuisance and indirect trespass. Alabama Power Company, the third defendant, was alleged to have allowed the nuisance and trespass to continue as the owner of the land under the lake. The plaintiffs alleged mental anguish but no damages were granted for this claim. No allegation of personal injury was made in the case.

         The evidence was uncontroverted that Russell Corporation is in compliance with its permit issued by the Alabama Department of Environmental Management (ADEM) for the indirect discharge of its wastewater to the Alexander City wastewater treatment plant. Therefore, the Company believes the verdict is contrary to the evidence and under the applicable law, no damages should have been awarded. The Company has initiated post-trial motions and appellate proceedings and is vigorously pursuing such actions. If such actions prove to be unsuccessful, damages associated with this matter could have a significant adverse effect on the Company's future results from operations and its ability to comply with certain debt covenant requirements.

NOTE 10 RESTRUCTURING, ASSET IMPAIRMENT AND OTHER UNUSUAL CHARGES

On July 22, 1998, the Company announced the Board of Directors had approved a three-year restructuring and reorganization plan to improve the Company's global competitiveness. The Company expects to incur total charges in the range of $100 million to $125 million after-tax over three years for restructuring, asset impairment and other associated unusual charges as a result of the restructuring and reorganization plan. For the year ended January 2, 1999, the Company recorded expenses of approximately $75 million ($48 million after-tax) representing restructuring charges of $19.8 million, asset impairment charges of $27.4 million and other associated unusual charges of $27.8 million.

         The charges have been classified in the statement of operations as follows (in thousands):

                                                         Selling,
                                                        General and
                                       Cost of        Administrative          Other
                                      Goods sold          Expenses           Expense
-------------------------------------------------------------------------------------
RESTRUCTURING CHARGES:
  Employee termination charges          $ 7,588             $   335           $   164
  Exit costs related to facilities           --                  --             4,480
  Termination of certain licenses
   and contracts                             --                  --             7,258
-------------------------------------------------------------------------------------
                                        $ 7,588             $   335           $11,902
=====================================================================================

ASSET IMPAIRMENT CHARGES:
  Asset impairment related to
   facilities used in operations        $    --             $    --           $ 1,553
  Asset impairment related to
   facilities held for disposal              --                  --             3,628
  Asset impairment charges
   related to intangible assets              --                  --            22,240
-------------------------------------------------------------------------------------
                                        $    --             $    --           $27,421
=====================================================================================

OTHER UNUSUAL CHARGES:
  Inventory losses including
   shipping and warehousing costs       $14,639             $ 1,470           $    --
  Disposition of receivables                 --              11,120                --
  Other                                      --                 393               139
-------------------------------------------------------------------------------------
                                        $14,639             $12,983           $   139
=====================================================================================

         The Company did not reflect restructuring, asset impairment or other unusual charges in the results of operating segments, but rather recorded the charges at the corporate level. If the charges had been allocated to the segments, operating results for each segment would have been impacted as follows:

                                         Asset            Other
                    Restructuring     Impairment         Unusual
                       Charges          Charges          Charges
----------------------------------------------------------------
Activewear             $19,311          $25,755          $24,860
International              514              622            2,901
All Other                   --            1,044               --
----------------------------------------------------------------
                       $19,825          $27,421          $27,761
================================================================

         A summary of the activity related to the restructuring and asset impairment charges is as follows:

                                        Expense      Amount                        Liability at
                                       Incurred       Paid       Adjustments     January 2, 1999
------------------------------------------------------------------------------------------------
CASH RELATED:
  Exit costs related to facilities      $ 1,816      $ 1,282          $--             $  534
  Employee termination charges            8,088        3,521           --              4,567
  Future minimum royalties on
   certain licenses and contracts         7,258        6,035           --              1,223
                                        -------      -------          ---             ------
                                        $17,162      $10,838          $--             $6,324
                                        =======      =======          ===             ======

NON-CASH RELATED:
  Exit costs related to facilities      $ 2,664
  Asset impairment charges
   related to facilities                  5,180
  Asset impairment charges
   related to intangible assets          22,240
                                        -------
                                        $30,084
                                        =======

         Revenues and operating losses for 1998 related to exited activities with separately identifiable operations totaled $46,366,000 and $(21,032,000). The Company expects to incur cash charges of $16,000,000 and $6,000,000 related to the remaining elements of the restructuring and reorganization plan during 1999 and 2000, respectively.

RESTRUCTURING CHARGES
During 1998, the Company moved substantial sewing operations to a combination of owned and contractor locations in Central America and Mexico as part of its restructuring and reorganization plan to improve global competitiveness by reducing costs. The Company closed four domestic sewing facilities and reconfigured two others in 1998. In order to further control costs, the plan realigned and consolidated certain manufacturing and distribution functions and facilities to accommodate a more orderly and efficient product flow of goods throughout the manufacturing and distribution processes. The restructuring and reorganization plan concluded that the Company should exit 34 company operated retail or outlet stores in 13 states. In total, approximately 2,000 employees of the facilities closed during 1998 have been notified of their termination and received detailed information on their individual severance packages when the related facility closings were announced. Restructuring charges were recorded as a result of the plan to reduce the domestic production capacity and increase the offshore assembly capacity. The facilities closed included manufacturing plants, distribution centers and offices and retail stores. Also, as part of the plan, the Company discontinued certain licensed products in 1998 and recorded charges for the termination of the related agreements.

ASSET IMPAIRMENT CHARGES
The Company recorded asset impairment charges of approximately $1.6 million related to assets currently being used in operations primarily related to the Company's interests in shopping center real estate which are anticipated to be sold during 1999. The carrying value of certain of these assets exceeded the fair value of the assets. The carrying amount of the assets used in operations were reduced to their estimated fair values. Fair values were determined utilizing cash flow projections and estimated disposal proceeds primarily derived from negotiated offers to buy facilities.

                      RUSSELL CORPORATION AND SUBSIDIARIES
        Years ended January 2, 1999, January 3, 1998 and January 4, 1997

         Assets held for disposal at January 2, 1999, are carried at $29 million and are expected to be disposed of during fiscal 1999. Charges for impairment of assets held for disposal of $3.6 million were recorded when the facility or equipment was removed from operations. These assets have been written down to their fair values less the cost to sell those assets and depreciation is suspended on the assets. Fair values used in recording asset impairment charges were determined utilizing cash flow projections and estimated disposal proceeds primarily derived from appraisals or prices of comparable facilities. The effect of suspending depreciation on these assets during 1998 reduced depreciation expense by $0.3 million.

         Asset impairment charges of $22.2 million were also recorded for intangible assets related to the discontinued use of previously purchased trademarks and goodwill recorded as a result of business combinations. All facilities and products acquired in these business combinations were sold, closed or held for disposal at January 2, 1999. For goodwill associated with property and equipment the projected future cash flow from the sale of the facilities indicated that the goodwill had no value. For other intangibles such as trademarks related to certain products, the projected cash flow was substantially reduced as a result of the restructuring and reorganization plan eliminating those products from operations thus reducing the fair value of such intangibles to a nominal amount.

OTHER UNUSUAL CHARGES

As a result of exiting certain products, brands and trademarks, the Company recorded charges in the third and fourth quarters related to valuing discontinued inventory at the lower of cost or market. The inventory consisted primarily of headwear products under a discontinued brand, items held at retail locations and inventory produced to satisfy the terms of certain licensing agreements which the Company terminated.

         During 1998, management implemented more stringent credit and collection policies that significantly restrict shipments to slow paying customers and intensify and accelerate collection efforts through agencies and other means. In connection with implementation of the new policies, the Company recorded a charge of $11.1 million to write off certain accounts receivable in the third and fourth quarters.

         The Company recorded charges of approximately $8 million during 1998 related to the retirement and subsequent replacement of the Chairman, President and Chief Executive Officer of the Company which was not an element of the restructuring and reorganization plan previously described. These charges are included in selling, general and administrative expenses.

NOTE 11 SEGMENT INFORMATION

DESCRIPTION OF THE TYPES OF PRODUCTS FROM WHICH EACH REPORTABLE SEGMENT DERIVES ITS REVENUES
Russell Corporation has three reportable segments: activewear, international operations and "all other." The Company's activewear segment consists of three strategic business units that sell the following products to sporting goods dealers, department and specialty stores, mass merchants, wholesale clubs, college bookstores, screen printers, distributors, golf pro shops, and mail order catalogs: T-shirts, fleece products, such as sweatshirts and pants, athletic uniforms, and knit shirts. The international strategic business unit manufactures and distributes activewear products to international locations in approximately 50 countries. Other segments that do not meet the quantitative thresholds for determining reportable segments sell fabrics to other apparel manufacturers and manufactures and sells socks to mass merchants.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS
The Company evaluates performance and allocates resources based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company recognizes and measures all of its segments based on earnings before interest and taxes (EBIT) and accounts for inventory on a First-In, First-Out (FIFO) basis at the segment level compared to a Last-In, First-Out (LIFO) basis at the consolidated level. Intersegment transfers are recorded at the Company's cost; there is no intercompany profit or loss on intersegment transfers. During fiscal 1998, 1997 and 1996, the Company did not allocate assets to segments but did allocate depreciation for the purpose of determining each segment's earnings before interest and income taxes.

FACTORS MANAGEMENT USED TO IDENTIFY THE ENTERPRISE'S REPORTABLE SEGMENTS
The Company's reportable segments offer various similar products and/or operate in various locations. The reportable segments are each managed separately because they manufacture and distribute different types of products.

SEGMENT FINANCIAL INFORMATION FOR THE YEAR ENDED
JANUARY 2, 1999

                                       ACTIVEWEAR        INTERNATIONAL         ALL OTHER             TOTAL
------------------------------------------------------------------------------------------------------------
REVENUES FROM
 EXTERNAL CUSTOMERS                     $908,826           $126,332            $144,960           $1,180,118
DEPRECIATION AND
 AMORTIZATION EXPENSE                     66,445              3,199               4,724               74,368
EBIT (loss)                              101,518             (4,603)             19,640              116,555

SEGMENT FINANCIAL
INFORMATION FOR THE YEAR ENDED
JANUARY 3, 1998

                                       Activewear        International         All Other             Total
------------------------------------------------------------------------------------------------------------
Revenues from
  external customers                    $969,292           $127,752            $131,154           $1,228,198
Depreciation and
  amortization expense                    66,377              3,199               4,845               74,421
EBIT (loss)                               99,880             (1,665)             16,700              114,915

SEGMENT FINANCIAL
INFORMATION FOR THE YEAR ENDED
JANUARY 4, 1997

                                       Activewear        International         All Other             Total
------------------------------------------------------------------------------------------------------------
Revenues from
  external customers                    $990,985           $120,949            $132,270           $1,244,204
Depreciation and
  amortization expense                    64,110              3,199               4,917               72,226
EBIT                                     133,258              1,712              18,138              153,108

PROFIT OR LOSS

(In thousands)                        1998                 1997                 1996
--------------------------------------------------------------------------------------
Total profit or loss for
  reportable segments             $  116,555           $  114,915           $  153,108
Restructuring and
  impairment charges                 (47,246)                  --                   --
Other charges                        (27,761)                  --                   --
--------------------------------------------------------------------------------------
Other profit or loss                    (204)              (1,056)                (694)
Unallocated amounts:
  Corporate expenses                 (24,401)                  --                   --
  LIFO reserves                          616                2,658                2,869
  Interest expense                   (27,824)             (28,165)             (25,738)
---------------------------------------------------------------------------------------
Income (loss) before
  income taxes                    $  (10,265)          $   88,352           $  129,545
=======================================================================================

GEOGRAPHIC INFORMATION

Revenues                             1998                 1997                 1996
--------------------------------------------------------------------------------------
United States                     $1,053,786           $1,100,446           $1,124,255
Europe                               104,341               97,355               92,950
Other foreign countries               21,991               30,397               26,999
--------------------------------------------------------------------------------------
Consolidated total                $1,180,118           $1,228,198           $1,244,204
======================================================================================
Long-lived Assets                     1998             1997
-------------------------------------------------------------
United States                       $496,393         $505,469
Europe                                18,339           20,187
Other foreign countries                5,255              457
-------------------------------------------------------------
Consolidated total                  $519,987         $526,113
=============================================================

  Revenues are attributed to countries based on the location of customers.

MAJOR CUSTOMER
Revenues from Wal-Mart represent approximately 19.0%, 18.8% and 17.1% of the Company's consolidated revenue for the years ended January 2, 1999, January 3, 1998 and January 4, 1997, respectively.

NOTE 12 SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations:

Year ended January 2, 1999:

                                               QUARTER ENDED
                           -------------------------------------------------------
                            APRIL 5        JULY 5        OCTOBER 4       JANUARY 2
----------------------------------------------------------------------------------
                                   (In thousands, except per share data)
NET SALES                  $256,229       $271,824       $377,208        $274,857
GROSS PROFIT                 72,430         73,236         96,351          59,995
NET INCOME (LOSS)             1,849          6,560        (14,156)         (4,632)
NET INCOME (LOSS) PER
 COMMON SHARE:
   BASIC                   $    .05       $    .18       $   (.39)       $   (.13)
   DILUTED                 $    .05       $    .18       $   (.39)       $   (.13)

Year ended January 3, 1998:

                                        Quarter ended
                     --------------------------------------------------
                      April 6       July 6       October 5    January 3
-----------------------------------------------------------------------
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

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
                      RUSSELL CORPORATION AND SUBSIDIARIES

BOARD OF DIRECTORS AND SHAREHOLDERS

RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at January 2, 1999 and January 3, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


January 29, 1999
Birmingham, Alabama


                                       42