Form 10-K405, Exhibit 13
period 2000-01-01
RUSSELL CORP
filed 2000-03-31
CIK 85812

                                                                    EXHIBIT (13)







                       1999 ANNUAL REPORT TO SHAREHOLDERS

Ten-Year Selected Financial Highlights
RUSSELL CORPORATION AND SUBSIDIARIES

(Dollars in thousands, except share data)                          1999        1998         1997        1996         1995
Operations
Net sales                                                      $1,142,234  $ 1,180,118   $1,228,198  $1,244,204  $1,152,633
Cost of goods sold                                                844,961      878,106      857,531     846,166     816,834
Interest expense                                                   28,060       27,824       28,165      25,738      21,698
Income (loss) before
income taxes(a)                                                    20,330      (10,265)      88,352     129,545      87,733
Income taxes(a)                                                    11,942          114       33,904      47,969      33,616
Net income (loss) applicable to common shares(a)                    8,388      (10,379)      54,448      81,576      54,117

Financial Data
Depreciation and amortization                                  $   63,891  $    74,368   $   74,421  $   72,226  $   68,010
Net income plus depreciation and amortization                      72,279       63,989      128,869     153,802     122,127
Capital expenditures                                               53,376       72,864       72,926     114,031      86,556
Working capital                                                   460,041      435,819      501,431     412,591     438,070
Long-term debt and redeemable preferred stock                     377,865      323,043      360,607     255,935     287,878
Stockholders' equity                                              549,342      614,771      665,602     679,823     632,558
Capital employed                                                  927,207      937,814    1,026,209     935,758     920,436
Total assets                                                    1,153,131    1,153,564    1,247,962   1,195,180   1,118,164

Common Stock Data
Net income (loss) assuming dilution(a)                         $      .25  $      (.29)  $     1.47  $     2.11  $     1.38
Dividends                                                             .56          .56          .53         .50         .48
Book value                                                          16.74        17.31        18.25       17.87       16.34
Price Range:
   High                                                             25.12        33.88        38.38       33.75       31.25
   Low                                                              12.13        18.00        25.00       23.13       22.00

Financial Statistics
Net sales times:
   Receivables(b)                                                     6.2          5.6          5.3         5.5         5.3
   Inventories(b)                                                     3.0          3.2          3.4         3.7         3.8
   Capital employed(b)                                                1.2          1.2          1.3         1.3         1.4
Interest coverage(a)                                                  1.7           .6          4.1         6.0         5.0
Income (loss) before income taxes as a percent of net sales(a)        1.8%         (.9)%        7.2%       10.4%        7.6%
Net income (loss) as a percent of net sales(a)                         .7%         (.9)%        4.4%        6.6%        4.7%
Net income (loss) as a percent of stockholders' equity(a)(b)          1.4%        (1.6)%        8.2%       12.4%        8.6%

Other Data
Net common shares outstanding (000s omitted)                       32,814       35,519       36,463      38,049      38,715
Approximate number of common shareholders                           8,000        8,000       10,100      12,300      12,300

                                                                  1994         1993      1992      1991      1990
Operations
Net sales                                                      $1,098,259  $  930,787  $899,136  $804,585  $713,812
Cost of goods sold                                                739,700     613,325   592,837   553,160   461,281
Interest expense                                                   19,434      16,948    15,841    18,097    18,885
Income (loss) before
income taxes(a)                                                   127,585      80,717   129,507    90,866   109,672
Income taxes(a)                                                    48,759      31,619    47,269    34,027    41,725
Net income (loss) applicable to common shares(a)                   78,826      49,080    81,945    56,279    67,378

Financial Data
Depreciation and amortization                                  $   67,042  $   66,226  $ 60,444  $ 56,594  $ 52,539
Net income plus depreciation and amortization                     145,868     115,306   142,389   112,873   119,917
Capital expenditures                                               38,562      83,979   109,161    89,532   113,617
Working capital                                                   310,330     277,993   285,469   255,392   249,683
Long-term debt and redeemable preferred stock                     144,163     163,334   186,122   185,923   196,857
Stockholders' equity                                              628,662     587,651   570,003   502,501   456,352
Capital employed                                                  772,825     750,985   756,125   688,424   653,209
Total assets                                                    1,046,577   1,017,044   964,933   818,220   794,521

Common Stock Data
Net income (loss) assuming dilution(a)                         $     1.96  $     1.19  $   1.99  $   1.38  $   1.65
Dividends                                                             .42         .39       .34       .32       .32
Book value                                                          15.84       14.54     13.97     12.39     11.29
Price Range:
   High                                                             32.63       36.87     40.37     36.25     31.00
   Low                                                              24.00       26.00     27.75     19.75     16.00

Financial Statistics
Net sales times:
   Receivables(b)                                                     5.6         5.3       5.8       5.9       5.3
   Inventories(b)                                                     3.9         3.7       4.6       4.8       5.1
   Capital employed(b)                                                1.4         1.2       1.2       1.2       1.1
Interest coverage(a)                                                  7.6         5.8       9.2       6.0       6.8
Income (loss) before income taxes as a percent of net sales(a)       11.6%        8.7%     14.4%     11.3%     15.4%
Net income (loss) as a percent of net sales(a)                        7.2%        5.3%      9.1%      7.0%      9.4%
Net income (loss) as a percent of stockholders' equity(a)(b)         13.0%        8.5%     15.3%     11.7%     15.7%

Other Data
Net common shares outstanding (000s omitted)                       39,689      40,405    40,810    40,569    40,407
Approximate number of common shareholders                          13,000      13,000    13,000    18,000    18,000


(a) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,080 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was $.56 per common share. Fiscal 1998 and 1999 include pre-tax charges of $83,007,000 and $70,721,000, respectively associated with restructuring, asset impairment and other unusual charges as described in Note 10 to the Consolidated Financial Statements. The after-tax impact of these charges on 1998 and 1999 earnings was ($1.46) and ($1.38), respectively, per common share.
(b) Average of amounts at beginning and end of each fiscal year.


Management's discussion and Analysis

RUSSELL CORPORATION AND SUBSIDIARIES

1999 vs 1998
Net Sales Net sales decreased 3.2%, or $37,884,000, to $1,142,234,000 for fiscal 1999 from $1,180,118,000 for fiscal 1998. The decrease consisted primarily of declines of 3.4%, or $30,754,000 and 2.1%, or $2,631,000 within the Company's Activewear and International segments, respectively. The majority of the sales decline within the Activewear segment was due to price declines and the discontinuance of certain lines of businesses in fiscal 1998 as part of the restructuring and reorganization plan described below.

Gross Margin Percentage The Company's overall gross margin percentage increased to 26.0% for fiscal 1999 versus 25.6% in fiscal 1998. Excluding the impact of restructuring, asset impairment and other unusual charges (special charges), as described in Note 10 to the Consolidated Financial Statements, of $32,039,000 and $22,227,000 for fiscal 1999 and fiscal 1998, respectively, the gross margin percentage increased to 28.8% for fiscal 1999 from 27.5% for fiscal 1998. Gross margins were positively impacted by the reduction in manufacturing cost as a result of the Company's aggressive move to assemble garments in low cost geographic locations versus prior fiscal year. However, the positive impact experienced as a result of the above was partially offset by lower selling prices.

Selling, General and Administrative (SG&A) SG&A as a percent of net sales decreased to 19.0% for fiscal 1999 from 20.9% in fiscal 1998. Excluding the impact of special charges of $6,088,000 and $21,318,000 for the fiscal years 1999 and 1998, respectively, SG&A as a percent of net sales decreased to 18.5% for fiscal 1999 from 19.1% in fiscal 1998, primarily due to lower distribution costs which were partially offset with increases in advertising and marketing expenses.

Earnings Before Interest and Taxes (EBIT) The Company's overall EBIT as a percent of net sales increased to 10.4% for fiscal 1999 from 8.5% in fiscal 1998 when calculated exclusive of special charges of $70,721,000 and $83,007,000 for fiscal 1999 and 1998, respectively. The Activewear segment EBIT, exclusive of special charges, as a percent of net sales is 13.0% for fiscal 1999 up from 11.2% for fiscal 1998. This improvement is attributed to reduced manufacturing cost associated with the move of much of the Company's apparel assembly operations offshore. The International segment EBIT, exclusive of special charges, as a percent of net sales increased to 7.4% for fiscal 1999 up from a negative 3.6% for fiscal 1998. This significant turnaround is due primarily to the elimination of certain unprofitable product lines and businesses as part of the Company's restructuring and reorganization plan.

1998 vs 1997
Net Sales Net sales decreased 3.9%, or $48,080,000, to $1,180,118,000 for fiscal 1998 from $1,228,198,000 for fiscal 1997. The overall net decrease consisted of a 6.2% decline, or $60,466,000 within the Company's Activewear segment; a 1.1% decline, or $1,420,000 within the Company's International segment and a 10.5% increase, or $13,806,000, for all other segments. The Activewear decrease was primarily attributable to weak sales during the fourth quarter of the year. Domestic Activewear sales were significantly impacted by unseasonably warm weather, softness in retail apparel sales and further industry-wide price reductions, particularly in the artwear market. The Company's JERZEES brand of activewear was the most significantly impacted by these factors. The Russell Athletic brand of activewear had slight decreases in sales for the year, generally in line with expectations, while Cross Creek Apparel, Inc. experienced moderate growth for the year. The International segment sales were down due to overall softness in apparel sales at retail locations. Approximately 47%, or $6,465,000, of the increase in net sales for all other segments was attributable to an increase in sock sales to Wal-Mart.

Gross Margin Percentage The Company's overall gross margin percentage decreased to 25.6% for fiscal 1998 versus 30.2% for fiscal 1997. Excluding the impact of special charges of $22,227,000 for fiscal 1998, the overall gross margin percentage decreased to 27.5% for fiscal 1998 from 30.2% for fiscal 1997. Gross margins were negatively impacted by the previously mentioned sales activities, which primarily involved a reduction in selling prices.

Selling, General and Administrative (SG&A) SG&A as a percent of net sales increased slightly to 20.9% for fiscal 1998 from 20.6% for fiscal 1997. Excluding the impact of special charges of $21,318,000 for fiscal 1998, SG&A as a percent of net sales decreased to 19.1% for fiscal 1998 from 20.6% for fiscal 1997.

Earnings Before Interest and Taxes (EBIT) The Company's overall EBIT as a percent of net sales decreased to 8.5% for fiscal 1998 from 9.5% for fiscal 1997 when calculated exclusive of special charges of $83,007,000 for fiscal 1998. The overall decrease is due largely to the previously mentioned reduced gross margins.

For information concerning income tax provisions for fiscal years 1999, 1998 and 1997, as well as information regarding differences between effective tax rates and statutory tax rates, see Note 6 to the Consolidated Financial Statements.

MUlTI-YEAR RESTRUCTURING
AND REORGANIZATION PLAN

On July 22, 1998, the Company announced its intention to undertake a major restructuring and reorganization to improve the Company's global competitiveness. Elements of the multi-year strategic plan included: the closing of approximately 25 of the Company's 90 worldwide facilities over the next three years, including selected manufacturing plants, distribution centers and offices; expanding production outside the United States; consolidating and downsizing the licensed products businesses; disposing of owned shopping center real estate; reorganizing the corporate structure; establishing dual headquarters in the metropolitan Atlanta area; as well as other cost savings activities. It was anticipated that the three-year plan would ultimately reduce costs by approximately $80 million pre-tax annually and would result in the elimination of approximately 4,000 domestic positions.

The Company announced it would incur charges over three years for restructuring, asset impairment and other associated unusual charges as a result of the restructuring and reorganization plan. These charges would relate to the closing of facilities, including plants, distribution centers and offices; consolidation and/or exiting certain product lines and brands and disposing of owned shopping center real estate; and would be reflected in the Company's consolidated financial statements over the next three years beginning in the third quarter of 1998. The recognition of these charges would depend, in large part, on expansion of production capabilities outside the United States.

For information concerning restructuring, asset impairment and other unusual charges associated with the multi-year restructuring and reorganization plan for fiscal 1999 and 1998, see Note 10 to the Consolidated Financial Statements.

As of January 1, 2000, the Company was unable to determine quantitatively if actual savings from the restructuring and reorganization plan are in line with anticipated savings. However, the Company expects to enjoy significant cost savings from the restructuring and reorganization plan for years to come.

LIQUIDITY AND CAPITAL RESOURCES

The balance sheet continues to reflect the conservative financial nature of the Company and its strong financial condition. At the end of fiscal 1999, long-term debt to total capitalization increased to 40.8% versus 34.4% at the end of fiscal 1998. The increase is primarily the result of the Company purchasing approximately 2.7 million of its outstanding common shares for approximately $53 million, which was funded through the credit facility (long-term debt). Current ratios were 4.0 and 3.9, respectively, for year-end 1999 and 1998.

Operations provided approximately $85 million and increased borrowings provided $63 million of the cash requirements in fiscal 1999. This cash was used for capital expenditures, payments on long-term debt, dividends and treasury stock repurchases. Capital expenditures during fiscal 1999 were approximately $53 million. Approximately 92%, or $49 million, of the fiscal 1999 expenditures were within the Activewear segment.

Operations provided the majority of the cash requirements in 1998. This cash was used for capital expenditures, payments on long-term and short-term debt, dividends and treasury stock repurchases. Capital expenditures for the year were approximately $73 million.

The Company anticipates that fiscal 2000 capital expenditures will be approximately $60 million. The majority of the fiscal 2000 capital expenditures will be for further enhancements of the Company's manufacturing and distribution capabilities. At January 1, 2000, the Company had accrued liabilities of approximately $6.5 million related to employee severance and costs to exit certain facilities, licenses and contracts. The Company anticipates that it could incur additional cash charges of approximately $20 million in fiscal 2000 related to the continued execution of its restructuring and reorganization plan.

In December 1999, the Board of Directors adjusted the stock repurchase authorization upward to 5,000,000 shares. Purchases of the Company's Common Stock totaled $53,370,000 in 1999, representing 2,705,361 shares, compared to $22,355,000 representing 1,041,800 shares in 1998. At January 1, 2000, the Company had 4,873,400 shares that it could repurchase.

In prior years, the Company was dependent on informal uncommitted lines of credit to finance its working capital requirements. During the fourth quarter of 1999, the Company entered into a five-year, $250 million unsecured revolving credit facility which assures the Company availability of funds at market-based rates. (See Note 2 to the Consolidated Financial Statements for additional details related to the Company's new credit facility).

At year-end, the Company maintained approximately $44 million of informal lines of credit with two banks. The Company believes that the combination of the new credit facility and the two informal lines of credit will be sufficient for its working capital requirements during fiscal year 2000 and does not anticipate issuing any additional long-term debt or equity securities in fiscal 2000.

The Company utilizes two interest rate swap agreements in the management of its interest rate exposure on long-term debt. These agreements effectively convert a portion of the Company's interest rate exposure from a fixed to a floating rate basis and from a floating rate to a fixed basis. The effect of these agreements was to lower the effective interest rate on the Company's long-term debt from 6.67% to 6.34%, from 6.74% to 6.47% and from 6.83% to 6.64% in 1999, 1998 and
1997, respectively.

For information concerning ongoing litigation of the Company, see Note 9 to the Consolidated Financial Statements.

IMPACT OF RECENTLY ISSUED
ACCOUNTING STANDARDS

For information concerning the impact of recently issued accounting standards, see Note 1 to the Consolidated Financial Statements.

IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. During 1999, the Company completed all phases of its Year 2000 readiness plan. As a result of those planning and implementation efforts, the Company experienced no significant problems related to Year 2000. The Company expensed approximately $425,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems or the products and services of third parties. The Company believes that continued exposure to the Year 2000 problem does not exist and no further expenditures are expected to be incurred in the future. The Company will continue to monitor its own computer applications and those of its suppliers and vendors throughout the year to ensure that any Year 2000 matters that arise are addressed promptly.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks relating to fluctuations in interest rates, currency exchange rates and commodity prices. The objective of financial risk management at the Company is to minimize the negative impact of interest rate, foreign exchange rate and commodity price fluctuations on the Company's earnings, cash flows and equity. To manage these risks, the Company uses various derivative financial instruments, including interest rate swap agreements, forward currency exchange contracts and commodity futures contracts. The Company only uses commonly traded instruments. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. Also, refer to Notes 1 and 4 to the Consolidated Financial Statements for a more complete description of the Company's accounting policies and use of such instruments.

The following analyses present the sensitivity of the market value, earnings and cash flows of the Company's financial instruments to hypothetical changes in interest rates, exchange rates and commodity prices as if these changes occurred at January 1, 2000. The range of changes chosen for these analyses reflect the

Company's view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions or quoted market prices where available. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact the Company's business as a result of these changes in interest rates, exchange rates and commodity prices.

Interest Rate and Debt
Sensitivity Analysis

At January 1, 2000, the Company has debt totaling $399,279,000 and two interest rate swap agreements with notional values totaling $91,000,000. Interest rate swaps are entered into as a hedge of underlying debt instruments to effectively change the characteristic of the interest rate without altering the debt instrument. At January 1, 2000, the interest rate swap agreements converted $59,000,000 of outstanding variable rate debt to fixed rate debt for a period of time and converted $32,000,000 of outstanding fixed rate debt to variable rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

At January 1, 2000, after adjusting for the effect of interest rate swap agreements, the Company has fixed rate debt of $283,950,000 and variable rate debt of $115,329,000. Assuming all other variables remain constant, a one percentage point increase in interest rates would decrease the fair market value of the fixed rate debt by approximately $12,659,000. At January 1, 2000, the annual pre-tax earnings and cash flow impact resulting from a one percentage point increase in interest rates would be negatively impacted by approximately $1,038,000, holding other variables constant.

Currency Rate Exchange Sensitivity

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Therefore, foreign currency exposures arising from transactions are not material to the Company. The Company's primary foreign currency exposure arises from foreign denominated revenues and profits translated into U.S. dollars.

The primary currencies to which the Company is exposed are the Mexican peso, British pound and other European currencies.

The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company does not generally hedge these net investments, and at year end there were no significant hedges.

Commodity Price Sensitivity

The availability and price of cotton is subject to wide fluctuations due to unpredictable factors such as weather conditions, governmental regulations, economic climate or other unforeseen circumstances. To reduce price risk caused by market fluctuations, the Company enters into futures contracts to hedge prices on varying proportions of its cotton needs, thereby minimizing the risk of decreased margins from cotton price increases. A sensitivity analysis has been prepared to estimate the Company's exposure to market risk from its cotton position, excluding inventory on hand and fixed price contracts. The fair value of the Company's position is the fair value calculated by valuing its net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The potential loss in fair value of the Company's cotton futures position at January 1, 2000 from a hypothetical 10% decrease in cotton prices was $450,000.

FORWARD LOOKING INFORMATION

This annual report, including management's discussion and analysis, contains certain statements that describe the Company's beliefs concerning future business conditions and prospects, growth opportunities, new product lines, offshore apparel assembly and related cost savings and the outlook for the Company based upon currently available information. Wherever possible, the Company has identified these "forward looking" statements (as defined in Section 21E of the Securities and Exchange Act of 1934) by words such as "anticipates," "believes," "intends," "estimates," "expects," "projects" and similar phrases. These forward looking statements are based upon assumptions the Company believes are reasonable. Such forward looking statements are subject to risks and uncertainties which could cause the Company's actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including among other matters, significant competitive activity, including promotional and price competition, changes in customer demand for the Company's products, inherent risks in the marketplace associated with new products and new product lines, including uncertainties about trade and consumer acceptance and other risk factors listed from time to time in the Company's SEC reports and announcements. These risks and uncertainties include, but are not limited to, the matters discussed under the caption "Forward Looking Information" in the Company's Annual Report on Form 10-K for the year ended January 1, 2000, which will be filed by March 31, 2000. The Company assumes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets
RUSSELL CORPORATION AND SUBSIDIARIES
January 1, 2000 and January 2, 1999

(In thousands, except share data)                                                          1999               1998
Assets
Current assets:
   Cash                                                                                 $     9,123       $    13,852
   Trade accounts receivable, less allowances of $7,912 in 1999 and $8,562 in 1998          191,803           179,307
   Inventories                                                                              387,841           371,579
   Prepaid expenses and other current assets                                                 14,874            11,091
   Future income tax benefits                                                                11,481             8,885
           Total current assets                                                             615,122           584,714
Property, plant and equipment:
   Land                                                                                      11,207            10,405
   Buildings                                                                                329,439           331,663
   Machinery and equipment                                                                  877,312           876,597
   Construction-in-progress                                                                  11,985             5,577
                                                                                          1,229,943         1,224,242
   Less allowances for depreciation and amortization                                       (747,343)         (704,255)
                                                                                            482,600           519,987
Other assets                                                                                 55,409            48,863
                                                                                        $ 1,153,131       $ 1,153,564

liabilities and stockholders' equity
Current liabilities:
   Short-term debt                                                                      $        --       $    12,908
   Accounts payable and accrued expenses:
       Trade accounts                                                                        72,972            49,688
       Employee compensation                                                                 32,627            31,590
       Other                                                                                 27,242            20,506
                                                                                            132,841           101,784
   Income taxes                                                                                 826             1,989
   Current maturities of long-term debt                                                      21,414            32,214
           Total current liabilities                                                        155,081           148,895
Long-term debt, less current maturities                                                     377,865           323,043
Deferred liabilities:
   Income taxes                                                                              38,741            34,121
   Pension and other                                                                         32,102            32,734
                                                                                             70,843            66,855
Commitments and contingencies                                                                    --                --
Stockholders' equity:
   Common stock, par value $.01 per share; authorized 150,000,000 shares,
     issued 41,419,958 shares                                                                   414               414
   Paid-in capital                                                                           48,294            48,294
   Retained earnings                                                                        720,111           730,723
   Treasury stock (1999 - 8,605,925 and 1998 - 5,900,564 shares)                           (213,461)         (160,093)
   Accumulated other comprehensive loss                                                      (6,016)           (4,567)
                                                                                            549,342           614,771
                                                                                        $ 1,153,131       $ 1,153,564

See notes to consolidated financial statements.

Consolidated Statements of Operations
Russell Corporation AND SUBSIDIARIES

Years ended January 1, 2000, January 2, 1999 and January 3, 1998

(In thousands, except share and per share data)          1999              1998              1997
Net sales                                            $ 1,142,234      $  1,180,118       $ 1,228,198
Costs and expenses:
   Cost of goods sold                                    844,961           878,106           857,531
   Selling, general and administrative expenses          217,571           246,518           252,387
   Other - net                                            31,312            37,935             1,763
   Interest expense                                       28,060            27,824            28,165
                                                       1,121,904         1,190,383         1,139,846
Income (loss) before income taxes                         20,330           (10,265)           88,352
Provision for income taxes                                11,942               114            33,904
Net income (loss)                                    $     8,388      $    (10,379)      $    54,448
Net income (loss) per common share:
   Basic                                             $       .25      $       (.29)      $      1.48
   Diluted                                           $       .25      $       (.29)      $      1.47
Weighted-average shares outstanding:
   Basic                                              33,842,751        36,216,571        36,879,901
   Diluted                                            33,866,501        36,216,571        37,047,433


See notes to consolidated financial statements.


Consolidated Statements of Cash Flows
Russell Corporation AND SUBSIDIARIES
Years ended January 1, 2000, January 2, 1999 and January 3, 1998

(In thousands)                                                        1999           1998             1997
Operating activities
Net income (loss)                                                   $  8,388       $ (10,379)      $  54,448
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Depreciation and amortization                                      63,891          74,368          74,421
   Deferred income taxes                                               2,024         (19,568)          6,216
   Loss (gain) on sale of property, plant and equipment                  573            (111)           (438)
   Non-cash restructuring, asset impairment and
     other unusual charges                                            26,440          55,742              --
   Changes in operating assets and liabilities:
       Trade accounts receivable                                     (12,625)         52,038         (19,532)
       Inventories                                                   (22,496)        (18,192)        (25,087)
       Prepaid expenses and other current assets                      (2,926)           (583)          1,705
       Other assets                                                   (6,127)          1,189          (9,918)
       Accounts payable and accrued expenses                          29,438          16,299           3,942
       Income taxes                                                     (932)         12,372         (20,113)
       Pension and other deferred liabilities                           (569)          6,216           2,050
           Net cash provided by operating activities                  85,079         169,391          67,694
Investing activities
Purchase of property, plant and equipment                            (53,376)        (72,864)        (72,926)
Proceeds from sale of property, plant and equipment                    4,572           2,224           2,380
           Net cash used in investing activities                     (48,804)        (70,640)        (70,546)
Financing activities
Borrowings on credit facility - net                                   76,383              --              --
Payments on short-term debt                                          (12,908)        (26,416)        (23,736)
Payments on notes payable                                            (32,214)        (26,828)        (30,793)
Note payable borrowings                                                   --              --         125,000
Dividends on common stock                                            (19,000)        (20,326)        (19,512)
Distribution of treasury stock                                            --           2,072           4,979
Cost of common stock for treasury                                    (53,368)        (22,355)        (51,638)
           Net cash (used in) provided by financing activities       (41,107)        (93,853)          4,300
Effect of exchange rate changes on cash                                  103             345            (194)
Net (decrease) increase in cash                                       (4,729)          5,243           1,254
Cash balance at beginning of year                                     13,852           8,609           7,355
Cash balance at end of year                                         $  9,123       $  13,852       $   8,609


See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Russell Corporation AND SUBSIDIARIES
Years ended January 1, 2000, January 2, 1999 and January 3, 1998

                                                                     Accumulated
                                                                        Other
                                               Common      Paid-in    Treasury     Retained   Comprehensive
(In thousands, except share data)              Stock       Capital     Stock       Earnings   Income (Loss)       Total
Balance at January 4, 1997                    $    414    $ 50,200    $ (95,057)   $ 726,492    $ (2,226)       $ 679,823
Comprehensive income:
   Net income                                       --          --           --       54,448          --           54,448
   Foreign currency translation adjustments         --          --           --           --      (2,498)          (2,498)
Comprehensive income                                                                                               51,950

Exercise of stock options                           --      (1,546)          --           --          --           (1,546)
Treasury stock acquired (1,821,201 shares)          --          --      (51,638)          --          --          (51,638)
Treasury stock distributed (234,750 shares)         --          --        6,525           --          --            6,525
Cash dividends ($.53 per share)                     --          --           --      (19,512)         --          (19,512)
Balance at January 3, 1998                         414      48,654     (140,170)     761,428      (4,724)         665,602

Comprehensive loss:
   Net loss-                                        --          --           --      (10,379)         --          (10,379)
   Foreign currency translation adjustments         --          --           --           --         157              157
Comprehensive loss                                                                                                (10,222)

Exercise of stock options                           --        (360)          --           --          --             (360)
Treasury stock acquired (1,041,800 shares)          --          --      (22,355)          --          --          (22,355)
Treasury stock distributed (98,572 shares)          --          --        2,432           --          --            2,432
Cash dividends ($.56 per share)                     --          --           --      (20,326)         --          (20,326)
Balance at January 2, 1999                         414      48,294     (160,093)     730,723      (4,567)         614,771
Comprehensive income:
   Net income                                       --          --           --        8,388          --            8,388
   Foreign currency translation adjustments         --          --           --           --      (1,449)          (1,449)
Comprehensive income                                                                                                6,939

Treasury stock acquired (2,705,361 shares)          --          --      (53,368)          --          --          (53,368)
Cash dividends ($.56 per share)                     --          --           --      (19,000)         --          (19,000)
Balance at January 1, 2000                    $    414    $ 48,294    $(213,461)   $ 720,111    $ (6,016)       $ 549,342

See notes to consolidated financial statements

Notes to Consolidated Statements
RUSSELL CORPORATION AND SUBSIDIARIES

Note 1
DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Russell Corporation is an international branded apparel company specializing in activewear, casualwear and athletic uniforms. Its major brands include Russell Athletic, JERZEES and Cross Creek. The Company designs and merchandises a variety of leisure and sports apparel marketed to sporting goods dealers, department and specialty stores, mass merchandisers, golf pro shops, college bookstores, screen printers and embroiderers, distributors, mail order houses and other apparel manufacturers. Products are derived from a combination of internally produced products, contractors and third-party sources.

Revenue Recognition

The Company records revenues when products are shipped to customers.

Principles of Consolidation

The consolidated financial statements include the accounts of Russell Corporation and its subsidiaries after the elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $67,450,000 in 1999 and $59,000,000 in 1998. Inventories are summarized as follows:

(In thousands)                                     1999         1998
Finished goods                                  $ 279,212     $ 288,465
Work-in-process                                    68,297        58,182
Raw materials and supplies                         45,288        54,943
                                                  392,797       401,590
Less LIFO reserve                                  (4,956)      (30,011)
                                                $ 387,841     $ 371,579

Property, Plant and Equipment

Provision for depreciation of the principal items of property, plant and equipment (recorded at cost), including those items held under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives. Initial estimated useful lives range from 25 to 37 years for buildings and from 3 to 12 years for machinery and equipment. When events and circumstances indicate that the useful lives or salvage values may have changed, the Company records accelerated depreciation over the shortened useful life after giving consideration to the revised salvage values. In 1999, the Company revised the remaining estimated useful lives and salvage values of plants that were scheduled for closing in connection with the move to lower cost manufacturing areas, resulting in an increase in depreciation expense of $7,149,000. (See Note 10.)

Other Assets

Included in other assets is goodwill of approximately $11,672,000 and $12,610,000, which is net of accumulated amortization of $7,923,000 and $6,985,000 at January 1, 2000 and January 2, 1999, respectively. Goodwill is being amortized over 15 to 25 years on a straight-line basis. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the excess of the carrying value over the fair value of the entity acquired. During 1998, the Company recorded impairment charges of $22,240,000 related to goodwill and other intangible assets. (See Note 10.)

Long-Lived Assets

The Company records impairment losses on long-lived assets under the provisions of Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." When events and circumstances indicate that assets may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than the carrying value of such assets, the Company records an impairment loss equal to the excess of the carrying value over the asset's fair value. Asset impairment charges related to the closing of certain facilities and retail store locations and for the anticipated sale of the Company's interest in shopping center real estate are described in Note 10. There were no material impairment losses recorded in 1997.

Income Taxes

The Company accounts for income taxes under the provisions of FASB Statement No. 109, "Accounting for Income Taxes." Under Statement No. 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when the taxes are expected to be paid.

Advertising, Marketing and Promotions Expense

The cost of advertising, marketing and promotions is expensed as incurred. The Company incurred $45,522,000, $37,236,000 and $41,099,000 in such costs during 1999, 1998 and 1997, respectively.

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

Wal-Mart represented 25.4% and 25.8% of the Company's net accounts receivable at January 1, 2000 and January 2, 1999, respectively.

HEDGING ACTIVITIES

The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Gains and losses on these hedges are deferred and reflected in cost of sales as such inventory is sold. (Deferred gains and losses on such contracts were insignificant at both January 1, 2000 and January 2, 1999.) The Company also utilizes forward purchase contracts in its international operations to limit the currency risks associated with purchase obligations relating to inventory. The effects of movements in currency exchange rates on these instruments are recognized in the period in which the purchase obligations are satisfied. At January 1, 2000, the Company had no foreign currency exchange contracts outstanding. (There were no deferred gains or losses associated with such contracts at January 1, 2000 or January 2, 1999.)

The Company uses interest rate swap agreements to manage interest rate exposure on long-term debt. The differential to be received, or paid, under the agreements is accrued as interest rates change and recorded as an adjustment to interest expense. The related amount payable to, or receivable from, the counterparties to the agreements is included in other liabilities or assets. The Company believes that the possibility of credit losses associated with third-party non-performance is remote. (See Note 4.)

Earnings Per Common Share

The Company reports earnings per share in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is computed by using the weighted-average number of common shares outstanding during the period without consideration of common stock equivalents. Diluted earnings per share is computed by using the weighted-average number of common shares outstanding plus common stock equivalents (employee stock options) unless such stock options are anti-dilutive. At year end for fiscal years 1999, 1998 and 1997, substantially all outstanding stock options were anti-dilutive in that their exercise price was greater than the then current market price.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks. Fiscal years 1999, 1998 and 1997 ended on January 1, 2000, January 2, 1999 and January 3, 1998, respectively, and each contained 52 weeks.

New Accounting Pronouncement

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133). In 1999, the FASB delayed the effective date of Statement No. 133 until years beginning after June 15, 2000. The Company expects to adopt Statement No. 133 effective after fiscal 2000. Statement No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet completed its analysis of the impact that Statement No. 133 will have on its financial statements.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to fiscal 1999 presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

FOREIGN CURRENCIES

Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate on the balance sheet date. Translation adjustments resulting from this process are charged or credited to stockholders' equity. Revenues, costs and expenses are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in other expenses.

Note 2
LONG-TERM DEBT

Long-term debt includes the following:

(In thousands)                                        1999             1998
Revolving credit facility due
   October 15, 2004                                $  76,236        $      --
Notes payable to financial institutions:
   6.72% notes due annually through 2002              32,143           42,857
   8.83% notes due annually through 1999                  --           10,800
   6.65% notes due annually
       2001 through 2007                             125,000          125,000
   6.78% notes due annually
       2003 through 2008                             100,000          100,000
   Variable rate (6.29% at January 1, 2000)
       note due semi-annually through 2005            58,950           69,650
   Capital lease obligations (variable rate
       of 5.65% at January 1, 2000) due 2017           6,950            6,950
                                                     399,279          355,257
Less current maturities                              (21,414)         (32,214)
                                                   $ 377,865        $ 323,043

On October 15, 1999, the Company entered into a five-year, $250 million unsecured revolving credit facility with a group of six banks. The credit facility assures the Company availability of funds at market-based rates, provided the Company continues to meet the various covenants set forth in the credit agreement. Prior to entering into this new credit facility, the Company was dependent on informal uncommitted lines of credit to finance its working capital requirements. (See Note 3.) Five of the six participating banks previously had a relationship with the Company.

The new credit facility consists of a swing line of credit bearing interest at the banks' current market rate and revolving loans which bear interest at LIBOR plus a margin ranging from .45% to .90% based on the Company's leverage ratio, as defined in the credit agreement, at the time of the borrowing. At January 1, 2000, the Company was able to borrow at LIBOR plus .65%. The credit facility also calls for a facility fee payable quarterly, in arrears, at a rate of .15% to .30% on the total available facility of $250 million. The facility fee at January 1, 2000 was .25%.

As of January 1, 2000, the Company had $5,045,000 outstanding under the swing line of credit at a rate of 5.75%. The remaining $71,191,000 outstanding under this facility related to three revolving loans. At January 1, 2000, the Company had $50,000,000, $10,000,000 and $11,191,000 outstanding under these loans at interest rates of 6.74%, 6.85% and 4.21% which reprice on April 17, 2000, February 29, 2000 and January 14, 2000, respectively. At January 1, 2000, the total balance outstanding under this credit facility was $76,236,000 and $173,764,000 was available for borrowing. The weighted-average interest rates of borrowings under the new credit facility during 1999 was 6.17%. The weighted-average interest rate of borrowings outstanding at January 1, 2000 was 6.32%.

The Company's new credit facility contains certain restrictive covenants that require the maintenance of minimum consolidated tangible net worth; total debt to earnings before income tax, interest, depreciation and amortization (EBITDA) ratio; consolidated earnings before income tax and interest (EBIT) to consolidated interest ratio; and places limitation on dividends and other borrowings.

The notes payable to financial institutions are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness; liens or leases; acquisition of investments; retirement of capital stock; and the maintenance of working capital. At January 1, 2000, $38,931,000 of retained earnings was unrestricted for payment of dividends.

The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The carrying value of property capitalized under the capital lease obligations amounted to $4,051,000 and $4,241,000 at January 1, 2000 and January 2, 1999, respectively.

Aggregate maturities of long-term debt at January 1, 2000 are as follows for fiscal years:

(In thousands)
2000                       $  21,414
2001                          39,271
2002                          39,271
2003                          45,224
2004                         121,460
Thereafter                   132,639
                           $ 399,279

Note 3
SHORT-TERM DEBT

Prior to October 15, 1999, the Company could borrow up to approximately $287 million under informal line of credit arrangements with six banks, on such terms as the Company and the banks mutually agreed. Generally, the arrangements could be canceled by either party at any time. After the Company entered into its new credit facility mentioned in Note 2, the Company reduced the number of informal line of credit agreements from six to two with a maximum availability of approximately $44 million as of January 1, 2000. There were no outstanding borrowings under the two remaining informal line of credit agreements at January 1, 2000. At January 2, 1999, amounts outstanding under the line of credit arrangements totaled $12.9 million. The weighted-average interest rates of bank borrowings during 1999, 1998 and 1997 were 5.3%, 6.3% and 6.0%, respectively. The weighted-average interest rate of bank borrowings outstanding at January 2, 1999 was 6.8%.

Note 4
FINANCIAL INSTRUMENTS

Cotton Futures

The Company utilizes commodity futures contracts in connection with estimating product sales prices in advance of the selling seasons. These transactions effectively limit the Company's risk associated with future cotton price increases as well as the benefits of future price decreases. At January 1, 2000, the Company had outstanding futures contracts that represented only approximately 2% of its anticipated fiscal year 2000 cotton requirements.

Interest Rate Swap Agreements

The Company utilizes two interest rate swap agreements in the management of interest rate exposure on long-term debt. The Company entered into a fixed to floating rate swap agreement in 1992. Under this agreement, which expires August 31, 2002, the Company receives a fixed rate payment of 6.14% on the outstanding balance of the related debt (approximately $32 million and $43 million at January 1, 2000 and January 2, 1999, respectively) and pays a floating rate based upon LIBOR, as determined at six month intervals.

In 1995, the Company entered into a floating to fixed rate swap agreement. Under this agreement, which expires June 30, 2005, the Company receives a variable rate based upon LIBOR plus .29%, as determined quarterly, and pays a fixed rate of 6.67% on the outstanding balance of the related debt (approximately $59 million and $70 million at January 1, 2000 and January 2, 1999, respectively).

These agreements, when combined, effectively lowered the weighted-average interest rate on the Company's long-term debt from 6.67% to 6.34%, 6.74% to 6.47% and 6.83% to 6.64% in 1999, 1998 and 1997, respectively. The Company believes that future changes in interest rates will not have a material impact on the Company's consolidated financial position or results of operations. The fair value of the swap agreements, as indicated below, is the estimated termination value of the agreements at the balance sheet date and may not be indicative of the current termination values. Any gain or loss on the agreements will be recognized when realized.

Other Financial Instruments

At January 1, 2000 and January 2, 1999, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based on the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The following table summarizes fair value information for the Company's long-term debt and interest rate swap agreements:

                                                                      1999                      1998
                                                     Carrying         Fair    Carrying          Fair
(In thousands)                                          Value        Value       Value         Value
Long-term debt                                       $399,279     $405,281    $355,257      $354,503
Interest-rate swap
   agreement terminating
   August 31, 2002                                      5,551        5,188       4,407         7,084
Interest-rate swap
   agreement terminating
   June 30, 2005                                           --          574          --        (2,478)

Note 5
EMPLOYEE RETIREMENT BENEFITS

The Company has a qualified, noncontributory, defined benefit pension plan (Retirement Plan) covering substantially all of its United States employees and a savings plan that is qualified under Section 401 (k) of the Internal Revenue Code (Savings Plan).

Benefits for the Retirement Plan are based upon years of service and the employee's highest consecutive five years of compensation during the last ten years of employment. The Company's funding policy for the Retirement Plan is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Net pension cost of the Retirement Plan included the following components:

(In thousands)                                   1999             1998
Change in benefit obligation
Benefit obligation at beginning of year       $ 138,968        $ 114,966
Service cost                                      6,419            5,807
Interest cost                                     9,195            8,142
Actuarial (gain) loss                           (12,625)          16,165
Benefits paid                                    (7,105)          (6,112)
Curtailment benefit                              (2,603)              --
Benefit obligation at end of year               132,249          138,968

Change in plan assets
Fair value of plan assets at
   beginning of year                            125,721          118,063
Actual return on plan assets                     14,113           12,028
Company contributions                             1,072            1,742
Benefits paid                                    (7,105)          (6,112)
Fair value of plan assets at end of year        133,801          125,721
Funded status of the plan
   overfunded (underfunded)                       1,552          (13,246)
Unrecognized prior service cost                   2,364            3,394
Unrecognized net actuarial gain                 (22,072)          (5,780)
Unrecognized transition asset                    (3,021)          (3,699)
Accrued benefit cost                          $ (21,177)       $ (19,331)

Weighted-average assumptions
as of December 31                                  1999             1998
Discount rate                                      7.50%            6.75%
Expected return on plan assets                     9.00%            9.00%
Rate of compensation increase                      4.00%            3.75%


(In thousands)                        1999        1998            1997
Components of net
periodic benefit cost
Service cost                       $  6,419    $  5,807         $  5,916
Interest cost                         9,195       8,142            7,800
Expected return on plan assets      (10,446)     (9,851)          (9,229)
Net amortization and deferral          (315)       (429)            (315)
Effect of curtailment                (1,935)         --               --
Net pension cost                   $  2,918    $  3,669         $  4,172

The primary impact of benefit obligations, the actuarial gain, was affected by a change in assumptions in the discount rate (from 6.75% to 7.50% in 1999) resulting in a decreased benefit obligation of approximately $15.7 million. Other changes (rate of compensation increase assumptions) were all updated to better reflect anticipated experience resulting in increased obligations of $3.1 million. A curtailment resulting from reductions in employment with the move of apparel assembly offshore is reflected as reduced service costs.

Plan assets at January 1, 2000 include 600,960 shares of the Company's common stock having a market value of $10,066,000. Dividends paid to the plan by the Company were $337,000 for 1999 and 1998, respectively.

The Company's Savings Plan allows substantially all United States employees to defer portions of their annual compensation and to participate in Company matching and discretionary contributions. Compensation expense associated with this plan was $1,213,000, $1,426,000 and $1,286,000 in 1999, 1998 and 1997,
respectively.

Note 6
INCOME TAXES

Foreign operations contributed approximately $5,367,000, $(7,060,000) and $(1,989,000) to the Company's income (loss) before income taxes in 1999, 1998 and 1997, respectively.

Significant components of the provision for income taxes are as follows:

                                      1999                            1998                          1997
                    Currently                      Currently                       Currently
(In thousands)        Payable       Deferred         Payable        Deferred         Payable       Deferred
Federal                $8,731        $   252         $16,142        $(15,105)        $24,136        $ 6,160
State                     791         (2,514)          3,391          (2,210)          3,233            825
Foreign                   396          4,286             149          (2,253)            319           (769)
Totals                 $9,918        $ 2,024         $19,682        $(19,568)        $27,688        $ 6,216

The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% to income before income taxes to total income tax expense is as follows:

(In thousands)                                  1999             1998             1997
Taxes (benefit) at statutory rate on
  income before income taxes                $  7,115         $ (3,593)        $ 30,923
State income taxes, net of
  federal income tax benefit                  (1,120)           1,174            2,637
Goodwill                                         328            1,622              425
Change in valuation allowance on
  foreign NOLs                                 3,948               --               --
Other - net                                    1,671              911              (81)
                                            $ 11,942         $    114         $ 33,904

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of January 1, 2000 and January 2, 1999 are as follows:

(In thousands)                                         1999             1998
Deferred tax liabilities:
   Property, plant and equipment                   $ 50,756         $ 52,366
   Inventories                                        3,846            2,691
   Accounts receivable                                  503              429
   Other                                                697               --
Total deferred tax liabilities                       55,802           55,486
Deferred tax assets:
   Pension and postemployment obligations            11,048           10,176
   Inventories                                        3,996            6,849
   Net operating losses                               9,180            5,843
   Employee benefits                                  4,372            3,809
   Capital loss and credit carryforwards                 --              233
   Other                                              4,127            3,573
Total deferred tax assets                            32,723           30,483
Valuation allowance for deferred tax assets          (4,181)            (233)
Net deferred tax assets                              28,542           30,250
Net deferred tax liabilities                       $ 27,260         $ 25,236

Net operating loss carryforwards (NOLs) are available to offset future earnings within the time periods specified by law. At January 1, 2000, the Company had U.S. state NOLs of approximately $72,000,000 expiring in 2013 - 2014. International NOLs total approximately $17,000,000. The International NOLs pertain primarily to the Company's United Kingdom and Australian operations. NOLs can be carried forward indefinitely in the United Kingdom and Australia.

In the fourth quarter of fiscal year 1999, the Company announced a restructuring of its European operations (See Note 10). As a result of the restructuring, the Company increased its valuation allowance related to these NOL carryforwards to $4,181,000 because, under the current global tax structure, these NOLs will most likely generate no global tax savings.

Note 7
STOCK RIGHTS PLAN AND EXECUTION LONG-TERM INCENTIVE PLAN

On September 15, 1999, the Board of Directors declared a dividend, which was issued on October 25, 1999, of one Right for each share of common stock outstanding, which, when exercisable, entitles the holder to purchase a unit of one one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $85. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of common stock for each Right held at a significant discount to market. The Rights will expire on October 25, 2009, unless redeemed earlier by the Company at $.01 per Right under certain circumstances. The Rights were issued to replace rights previously issued to purchase Series A Junior Participating Preferred Stock which rights expired on October 25, 1999.

During 1993, the Company's shareholders approved the 1993 Executive Long-Term Incentive Plan (1993 Plan). Persons eligible to participate in the 1993 Plan include all officers and key employees of the Company and its subsidiaries. The 1993 Plan permits the issuance of awards in several forms including restricted stock, incentive stock options, non-qualified stock options, stock appreciation rights (SARs) and performance shares and performance unit awards. Under the 1993 Plan and predecessor stock option plans, a total of 4,253,210 and 4,257,710 shares of common stock were reserved for issuance at January 1, 2000 and January 2, 1999, respectively. The options are granted at a price equal to the stock's fair market value at the date of grant. All options, except the ones granted in 1999, are exercisable two years after the date of grant and expire 10 years after the date of grant. The stock options that were granted during 1999 are exercisable equally over four years and expire 10 years after the date of grant. The following table summarizes the status of options under the 1993 Plan and predecessor plans:

                                        1999                            1998                       1997
                                               Weighted                       Weighted                       Weighted
                                                Average                        Average                        Average
                                               Exercise                       Exercise                       Exercise
                                Shares            Price        Shares            Price        Shares            Price
Outstanding at
  beginning of year          2,394,416        $   27.02     1,414,950        $   28.21     1,452,550        $   26.55
Granted at fair value          935,650        $   19.82       999,766        $   25.34       277,700        $   30.88
Exercised                           --               --        20,300        $   27.74       237,650        $   21.20
Expired                          4,500        $   22.06            --               --            --               --
Forfeited                      346,300        $   26.24            --               --        77,650        $   28.20
Outstanding at
  end of year                2,979,266        $   25.06     2,394,416        $   27.02     1,414,950        $   28.21
Exercisable at
  end of year                1,142,750        $   28.20     1,133,350        $   27.60       891,250        $   27.71

At January 1, 2000, options outstanding were exercisable at prices which ranged from $26.38 to $30.88 per share and had a weighted-average remaining contractual life of 4.4 years. Performance units which have been awarded to officers and management of the Company amount to 1,644,500 and 2,454,500 shares at January 1, 2000 and January 2, 1999, respectively. No compensation expense with respect to these units was earned during 1999, 1998 or 1997. SARs are also available for grants to officers and management. To date, none have been granted. SARs carry an award of $1 each and permit the optionee to surrender an exercisable option for a cash or Company stock award equal to the difference between the market price and option price when the right is exercised, provided certain performance measures are achieved.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (Statement No. 123) provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to follow the accounting provisions of APB Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share as if the accounting provisions of the fair value method of Statement No. 123 had been employed. For the purposes of this disclosure, the fair value of the Company's employee stock options was estimated at the date of grant using an option pricing model. The fair values derived for options granted during fiscal years 1999, 1998 and 1997 and weighted-average assumptions used to determine these values were as follows:

                                           1999         1998         1997
Risk-free interest rate                     5.5%         5.2%         5.4%
Dividend yield                              3.0%         2.2%         1.8%
Volatility factor                          .229         .198         .186
Weighted-average expected
   life of options                     10 years     10 years     10 years
Estimated fair value per option           $6.01        $7.40        $9.69

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands,
 except per share data)                        1999              1998               1997
Pro forma net income (loss)               $   4,430        $  (12,798)        $   52,790
Pro forma income (loss) per share:
Basic                                     $     .13        $     (.35)        $     1.43
Diluted                                   $     .13        $     (.35)        $     1.42

Under the Russell Corporation 1997 Non-Employee Directors' Stock Grant, Stock Option and Deferred Compensation Plan (the "Directors' Plan"), which was adopted by the Board of Directors on July 23, 1997, each non-employee director of the Company (an "Eligible Director") receives annually (i) shares of common stock having a value of $5,000, based on the market value of the common stock on the date of grant and (ii) an option to purchase shares of common stock, exercisable for 10 years at a price equal to the market value of the common stock on the date of grant, having, based on the number of shares subject thereto, an economic value of $5,000. Under the Directors' Plan, 1,936 and 1,456 shares of stock grants were issued in 1999 and 1998 and options to purchase an aggregate of 4,768 and 3,768 shares of common stock at a price of $20.81 and $28.84 per share for 1999 and 1998, respectively, were granted. Options to purchase an aggregate of 4,768 and 3,768 shares of common stock at a price of $20.81 and $28.84 for 1999 and 1998, respectively, are presently outstanding under the Directors' Plan. Of the 200,000 shares of common stock originally authorized to be issued under the Directors' Plan, 195,240 shares remain available for issuance.

Note 8
SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

(In thousands)                             1999         1998         1997
Interest                                 $28,849     $28,929      $29,114
Income taxes - net of refunds             11,081       9,177       49,699

Note 9
COMMITMENTS AND CONTINGENCIES

At January 1, 2000, the Company had commitments for the acquisition of property and equipment totaling $7,234,000 and was committed under noncancelable operating leases with initial or remaining terms of one year or more to minimum rental payments by fiscal years as follows:

(In thousands)
2000             $ 6,849
2001               4,109
2002               2,870
2003               1,911
2004               1,567
Thereafter         4,632
                 $21,938

The Company had $11,230,000 and $26,738,000 outstanding under letters of credit for the purchase of inventories at January 1, 2000 and January 2, 1999, respectively.

Lease and rental expense for fiscal years 1999, 1998 and 1997 was $8,962,000, $9,943,000 and $10,740,000, respectively.

In November 1998, a jury in Jefferson County, Alabama returned a verdict in Sullivan, et al. V. Russell Corporation, et al. Five plaintiff families were awarded a total of $155,200 in compensatory damages for property damage and $52,398,000 in punitive damages from the three defendants, Russell Corporation, Avondale Mills, Inc. and Alabama Power Company. Allegations in the case were that textile discharges of two of the defendants, including Russell Corporation, which were treated at a wastewater treatment plant of the City of Alexander City, Alabama and thereafter discharged into Lake Martin, constituted a nuisance and indirect trespass. Alabama Power Company, the third defendant, was alleged to have allowed the nuisance and trespass to continue as the owner of the land under the lake. The plaintiffs alleged mental anguish but no damages were granted for this claim. No allegation of personal injury was made in the case.

The Company believes that the verdict is contrary to the evidence presented in the case and, under applicable law, no damages should have been awarded. The Company's appeal is pending before the Alabama Supreme Court. If such appeal proves to be unsuccessful, damages associated with this matter could have a significant adverse effect on the Company's future results from operations and its ability to comply with certain debt covenant requirements.

As management believes that the amount of the final verdict should be overturned on appeal or the amount of the final verdict should be significantly reduced, no immediate assessment can be made of the impact on the Company's consolidated financial statements, liquidity or the Company's ability to comply with its loan agreements. Accordingly, no accrual for this contingency has been recorded as of January 1, 2000.

On February 23, 1999, a similar law suit was filed in Jefferson County, Alabama by two former residents of the same residential subdivision, and on January 13, 2000, another lawsuit was filed in Jefferson County, Alabama by 15 families owning property adjacent to Lake Martin. The suits seek unspecified damages for alleged nuisance and trespass. The Company plans to vigorously defend these suits.

By letter dated January 13, 2000, the Company was notified by the United States Department of Justice (DOJ) that the DOJ intended to institute legal proceedings against the Company and certain other parties alleging violations by those parties of the Clean Water Act in connection with the treatment and discharge of waste at a water treatment facility operated by the City of Alexander City, Alabama. Preliminary discussions are being held with the DOJ with regard to the proposed suit by the DOJ. The Company believes it is in compliance with the Clean Water Act and will vigorously oppose the imposition of any monetary penalties or injunctive relief in any lawsuit that may be filed.

Note 10
RESTRUCTURING, ASSET IMPAIRMENT AND OTHER UNUSUAL CHARGES

On July 22, 1998, the Company announced the Board of Directors had approved a three-year restructuring and reorganization plan to improve the Company's global competitiveness.
The charges reflected in the statements of operations are as follows:

(In thousands)                                          1999           1998
Restructuring Charges:
Employee termination charges                         $17,542        $ 8,088
Exit costs related to facilities                      11,743          4,480
Termination of certain licenses and contracts             --          7,257
                                                     $29,285        $19,825
Asset Impairment Charges:
Impairment of facilities used in operations          $13,389        $ 1,553
Impairment of facilities and equipment
   held for disposal                                   7,921          3,628
Impairment of intangible assets                           --         22,240
                                                     $21,310        $27,421
Other Unusual Charges:
Inventory losses including
   shipping and warehousing costs                    $ 4,988        $16,109
Disposition of receivables                                --         11,120
Accelerated depreciation on facilities
   and equipment to be taken out of service            7,149             --
Expenses associated with the establishment
   of dual headquarters                                6,088             --
Charges related to retirement and subsequent
   replacement of CEO(1)                                  --          8,000
Other                                                  1,901            532
                                                     $20,126        $35,761
TOTALS BEFORE TAX                                    $70,721        $83,007
TOTALS AFTER TAX                                     $46,632        $52,957


(1) These charges were not an element of the restructuring and reorganization plan previously described.

These charges have been classified in the statements of operations as follows:

(In thousands)                                                   1999           1998
Cost of goods sold                                            $32,039        $22,227
Selling, general and administrative expenses                    6,088         21,318
Other - net                                                    32,594         39,462
                                                              $70,721        $83,007

Charges recorded by segments were recorded as follows:

                                                                    1999
                                                                    Asset        Other
                                               Restructuring   Impairment      Unusual
(In thousands)                                       Charges      Charges      Charges
Activewear                                           $23,544      $16,612      $ 8,174
International                                          2,879        2,751        5,864
All Other                                              2,862        1,947        6,088
                                                     $29,285      $21,310      $20,126

                                                                    1998
                                                                     Asset        Other
                                               Restructuring    Impairment      Unusual
(In thousands)                                       Charges       Charges      Charges
Activewear                                           $19,311       $25,755      $24,860
International                                            514           622        2,901
All Other                                                  -         1,044        8,000
                                                     $19,825       $27,421      $35,761

A summary of the activity related to the restructuring and asset impairment charges is as follows:

                                                             Liability                                   Liability
                                        1998         1998           At          1999          1999              At
                                     Expense       Amount   January 2,       Expense        Amount      January 1,
(In thousands)                      Incurred         Paid         1999      Incurred          Paid            2000
Cash Related:
Exit costs related
   to facilities                     $ 1,816      $ 1,282      $   534       $11,743        $11,743         $  534
Employee termination
   charges                             8,088        3,521        4,567        17,542         17,339          4,770
Other                                  7,258        6,035        1,223             -              -          1,223
                                     $17,162      $10,838       $6,324       $29,285        $29,082         $6,527

(In thousands)                                       1999         1998
Non-Cash Related:
Impairment of facilities                          $21,310      $ 5,180
Impairment of intangible assets                         -       22,240
Other                                                   -        2,664
                                                  $21,310      $30,084

The restructuring charges in 1999 relate primarily to plant closings in the move to lower cost geographic areas and the reconfiguration of distribution facilities. There were no significant revenue losses related to the 1999 restructuring changes.

Revenues and operating losses for 1998 related to exited activities with separately identifiable operations totaled $46,366,000 and $(21,032,000).

Restructuring Charges
In 1999, the Company continued to move sewing operations to a combination of owned and contractor locations in Central America and Mexico. The Company closed 14 domestic apparel operations and announced the closure of two in Scotland as mentioned below. The Company also closed two yarn manufacturing facilities and one cloth fabrication facility. Reconfiguration of the distribution facilities continued throughout the year and is nearing completion as planned. In 1999, approximately 2,200 employees were notified of their termination and received detailed information on their individual severance packages when the facility closings were announced. The Company expensed approximately $17.5 million in fiscal year 1999 related to severance charges from employee terminations, of which, approximately $3.0 million related to health insurance costs from prior year employee terminations where the estimated costs were lower than actual costs.

Also during 1999, the Company incurred approximately $4.1 million associated with the removal of equipment from a distribution facility and approximately $7.7 million associated with ongoing maintenance costs of facilities that were being held for sale during the year. On October 15, 1999, the Company announced that it would be closing its Scottish manufacturing plants in Bo'ness and Livingston by the end of the year 2000. This decision comes as part of the Company's continued efforts associated with a strategic multi-year restructuring plan announced a year ago on July 22, 1998. Due to the ongoing impact of increased competition within the European marketplace and the fact that many of the Company's competitors now source their product requirements from developing countries, the economics of maintaining a manufacturing base in Scotland are no longer viable. The Company plans to source 100% of its European product requirements from contractors or joint ventures.

During 1998, the Company moved substantial sewing operations to a combination of owned and contractor locations in Central America and Mexico as part of its restructuring and reorganization plan to improve global competitiveness by reducing costs. The Company closed four domestic sewing facilities and reconfigured two others in 1998. In order to further control costs, the plan realigned and consolidated certain manufacturing and distribution functions and facilities to accommodate a more orderly and efficient product flow of goods throughout the manufacturing and distribution processes. The restructuring and reorganization plan determined the Company should exit 34 Company operated retail or outlet stores in 13 states. In total, approximately 2,000 employees of the facilities closed during 1998 were notified of their termination and received detailed information on their individual severance packages when the related facility closings were announced. Restructuring charges were recorded as a result of the plan to reduce the domestic production capacity and increase the offshore assembly capacity. The facilities closed included manufacturing plants, distribution centers and offices and retail stores. Also, as part of the plan, the Company discontinued certain licensed products in 1998 and recorded charges for the termination of the related agreements.

Asset Impairment Charges
In 1999, the Company recorded asset impairment charges of $13.4 million related to the reconfiguration of distribution facilities. The reconfiguration continued throughout the year and is nearing completion.

Assets held for disposal at January 1, 2000, are carried at $42.9 million and are expected to be disposed of during fiscal year 2000. Charges for impairment of assets held for disposal of $7.9 million and $3.6 million were recorded in 1999 and 1998, respectively, when the facility or equipment was removed from operations. These assets have been written down to their fair values less the cost to sell them and depreciation was suspended as of the date they were first classified as held for disposal. Fair values used in recording asset impairment charges were determined by reference to discounted cash flow projections, third-party appraisals or prices of comparable facilities. Net gains and losses recorded during 1999 associated with the selling of facilities and equipment that were being held for disposal at the beginning of fiscal year 1999 were not material.

In 1998, the Company recorded asset impairment charges of approximately $1.6 million related to shopping center real estate which was being held for disposal. The carrying value of certain of these assets exceeded the fair value of the assets. Fair values were determined by utilizing cash flow projections, estimated disposal proceeds or third-party appraisals.

Asset impairment charges of $22.2 million also were recorded for intangible assets related to the discontinued use of previously purchased trademarks and goodwill recorded as a result of business combinations. All facilities and products acquired in these business combinations were sold, closed or held for disposal at January 1, 2000. For goodwill associated with property and equipment, the projected future cash flow from the sale of the facilities indicated that the goodwill had no value. For other intangibles, such as trademarks related to certain products, the projected cash flow was substantially reduced as a result of the restructuring and reorganization plan eliminating those products from operations thus reducing the fair value of such intangibles to a nominal amount.

Other Unusual Charges
As a result of exiting certain product lines, primarily in Europe, the Company recorded special charges of $5.0 million during fiscal year 1999 to reduce the carrying value of discontinued inventories to their estimated net realizable value. As plans were finalized in 1999 to close plants, the Company recorded accelerated depreciation of $7.1 million recognizing the estimated lower salvage values over the remaining operating lives on the facilities that had not been announced. In addition, the Company incurred $6.1 million of costs associated with the move to Atlanta for the establishment of its dual headquarters.

As a result of exiting certain products, brands and trademarks, the Company recorded special charges in the third and fourth quarters of fiscal 1998 to reduce the carrying value of discontinued inventory to its estimated net realizable value. The inventory consisted primarily of headwear products under a discontinued brand, items held at retail locations and inventory produced to satisfy the terms of certain licensing agreements which the Company terminated.

During fiscal year 1998, management implemented more stringent credit and collection policies that significantly restrict shipments to slow paying customers and intensify and accelerate collection efforts through agencies and other means. In connection with implementation of the new policies, the Company recorded a charge of approximately $11.1 million to write off affected customer accounts.

The Company also recorded charges of approximately $8 million during fiscal year 1998 related to the retirement and subsequent replacement of the Chairman, President and Chief Executive Officer of the Company which was not an element of the restructuring and reorganization plan previously described. These charges are included in selling, general and administrative expenses.

Note 11
SEGMENT INFORMATION

Description of the Types of Products from Which Each Reportable Segment
Derives its Revenues
Russell Corporation has two reportable segments: activewear and international operations. The Company's activewear segment consists of three strategic business units that sell the following products to sporting goods dealers, department and specialty stores, mass merchants, wholesale clubs, college bookstores, screen printers, distributors, golf pro shops and mail order catalogs: T-shirts, fleece products (such as sweatshirts and pants), athletic uniforms and knit shirts. The international strategic business unit manufactures and distributes activewear products to international locations in approximately 50 countries. Other segments that do not meet the quantitative thresholds for determining reportable segments sell fabrics to other apparel manufacturers, and manufacture and sell socks to mass merchants. These are included in the "All Other" data presented herein.

Measurement of Segment Profit or Loss and Segment Assets
The Company evaluates performance and allocates resources based on profit or loss from operations before interest, income taxes, restructuring, reorganization and other unusual charges described in Note 10 (Segment EBIT). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that inventories are valued on a First-In, First-Out (FIFO) basis at the segment level, where a substantial portion of inventories are valued on a Last-In, First-Out (LIFO) basis in the consolidated financial statements. Intersegment transfers are recorded at the Company's cost; there is no intercompany profit or loss on intersegment transfers. During fiscal years 1998 and 1997, the Company did not allocate assets to segments but did allocate depreciation for the purpose of determining each segment's earnings before interest, depreciation and income taxes. Accordingly, segment asset data is not available for fiscal years 1998 and 1997.

Factors Management Used
to Identify the Enterprise's Reportable Segments
The Company's reportable segments offer various similar products and/or operate in various locations. The reportable segments are each managed separately because of the geographic locations they serve.

Segment Financial Information for the Year ended January 1, 2000

(In thousands)                Activewear    International       All Other             Total
Net sales                       $878,072         $123,701        $140,461        $1,142,234
Depreciation and
   amortization
   expense                        49,251            2,680           4,811            56,742
Segment EBIT                     114,084            9,154          19,426           142,664
Total Assets                     947,401          114,013          91,717         1,153,131
1999 purchases of
   long-lived assets              49,368            1,616           2,392            53,376

Segment Financial Information for the Year ended January 2, 1999

(In thousands)            Activewear     International         All Other             Total
Net sales                   $908,826         $ 126,332          $144,960         $1,180,118
Depreciation and
   amortization
   expense                    66,445             3,199             4,724             74,368
Segment EBIT (loss)          101,518            (4,603)           19,640            116,555

Segment Financial Information for the Year ended January 3, 1998

(In thousands)                   Activewear        International            All Other               Total
Net sales                       $   969,292          $   127,752          $   131,154          $1,228,198
Depreciation and
   amortization
   expense                           66,377                3,199                4,845              74,421
Segment EBIT (loss)                  99,880               (1,665)              16,700             114,915


Profit or Loss
(In thousands)                         1999                 1998                 1997
Total segment EBIT              $   142,664          $   116,555          $   114,915
Restructuring, asset
   impairment and other
   unusual charges                  (70,721)             (83,007)                  --
Other loss                               --                   --               (1,056)
Unallocated amounts:
   Corporate expenses               (23,182)             (16,605)                  --
   LIFO reserves                       (371)                 616                2,658
   Interest expense                 (28,060)             (27,824)             (28,165)
Income (loss) before
   income taxes                 $    20,330          $   (10,265)         $    88,352

Geographic Information
(In thousands)                         1999                 1998                 1997
net sales:
United States                   $ 1,018,533          $ 1,053,786          $ 1,100,446
Europe                              101,496              104,341               97,355
Other foreign countries              22,205               21,991               30,397
Consolidated total              $ 1,142,234          $ 1,180,118          $ 1,228,198

(In thousands)                                                        1999        1998
Long-Lived Assets:
United States                                                     $464,953    $496,393
Europe                                                              17,046      18,339
Other foreign countries                                                601       5,255
Consolidated total                                                $482,600    $519,987

Revenues are attributed to countries based on the location of customers.

Major Customer
Net sales to Wal-Mart represent approximately 19.4%, 19.0% and 18.8% of the Company's consolidated net sales for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively.

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data):

                                                                      Quarter ended
Year ended January 1, 2000                            April 4       July 4    October 3    January 1
Net sales                                           $ 233,177     $260,449     $344,915     $303,693
Gross profit                                           56,382       60,673      103,429       76,789
Net income (loss)                                     (14,351)       1,443       19,937        1,359
Net income (loss) per common share:
   (basic and diluted)                              $    (.41)    $    .04     $    .60     $    .04

Restructuring, asset
  impairment and other
  unusual charges,
  described in Note 10,
  on an after-tax basis
  which are included
  in the above net
  income (loss)                                     $  17,941     $  4,570     $  3,964     $ 20,157

                                                       Quarter ended
Year ended January 2, 1999       April 5           July 5         October 4          January 2
Net sales                       $256,229         $271,824         $ 377,208          $ 274,857
Gross profit                      72,430           73,236            96,351             59,995
Net income (loss)                  1,849            6,560           (14,156)            (4,632)
Net income (loss)
  per common share:
  (basic and diluted)           $    .05         $    .18         $    (.39)         $    (.13)
Restructuring, asset
  impairment and other
  unusual charges,
  described in Note 10,
  on an after-tax basis
  which are included
  in the above net
  income (loss)                 $  4,960         $     --         $  39,407          $   8,590

Report of Ernst & Young LLP,
Independent Auditors
RUSSELL CORPORATION AND SUBSIDIARIES

THE BOARD OF DIRECTORS
AND SHAREHOLDERS

RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of January 1, 2000, and January 2, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at January 1, 2000, and January 2, 1999, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 4, 2000
Birmingham, Alabama