Form 10-K, Exhibit 13
period 2000-12-30
RUSSELL CORP
filed 2001-03-29
CIK 85812

                                                                    EXHIBIT (13)



                       2000 ANNUAL REPORT TO SHAREHOLDERS

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

TEN-YEAR SELECTED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except Common Stock Data and Financial Statistics)         2000          1999           1998
----------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                                      $1,217,578    $1,142,234    $ 1,180,118
Cost of goods sold                                                                876,726       844,961        878,106
Interest expense                                                                   32,401        28,060         27,824
Income (loss) before income taxes (a)                                              33,077        20,330        (10,265)
Income taxes (a)                                                                   18,562        11,942            114
Net income (loss) applicable to common shares (a)                                  14,515         8,388        (10,379)
----------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization                                                  $   54,645    $   63,891    $    74,368
Net income plus depreciation and amortization                                      69,160        72,279         63,989
Capital expenditures                                                               59,457        53,376         72,864
Working capital                                                                   471,414       460,041        435,819
Long-term debt and redeemable preferred stock                                     384,211       377,865        323,043
Stockholders' equity                                                              525,940       549,342        614,771
Capital employed                                                                  910,151       927,207        937,814
Total assets                                                                    1,153,160     1,153,131      1,153,564
----------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
Net income (loss) assuming dilution (a)                                        $      .44    $      .25    $      (.29)
Dividends                                                                             .56           .56            .56
Book value                                                                          16.49         16.74          17.31
Price Range:
         High                                                                       22.94         25.12          33.88
         Low                                                                        12.13         12.13          18.00
----------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times:
         Receivables(b)                                                               6.2           6.2            5.6
         Inventories(b)                                                               3.1           3.0            3.2
         Capital employed(b)                                                          1.3           1.2            1.2
Interest coverage(a)                                                                  2.0           1.7             .6
Income (loss) before income taxes as a percent of sales(a)                            2.7%          1.8%           (.9)%
Net income (loss) as a percent of sales(a)                                            1.2%           .7%           (.9)%
Net income (loss) as a percent of stockholders' equity(a)(b)                          2.7%          1.4%          (1.6)%
----------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding (000s omitted)                                       31,896        32,814         35,519
Approximate number of common shareholders                                           8,000         8,000          8,000
----------------------------------------------------------------------------------------------------------------------

(a) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,000 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was ($.56) per common share. Fiscal 1998, 1999, and 2000 include pre-tax charges of $83,007,000, $70,721,000, and $65,011,000, respectively, associated with restructuring, asset impairment and other unusual charges as described in Note 10 to the Consolidated Financial Statements. The after-tax impact of these charges on 1998, 1999 and 2000 earnings was ($1.46), ($1.38), and ($1.46), respectively, per common share.

(b)      Average of amounts at beginning and end of each fiscal year.

(Dollars in thousands, except Common Stock Data and Financial Statistics)       1997          1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                                    $1,228,198    $1,244,204    $1,152,633    $1,098,259
Cost of goods sold                                                              857,531       846,166       816,834       739,700
Interest expense                                                                 28,165        25,738        21,698        19,434
Income (loss) before income taxes(a)                                             88,352       129,545        87,733       127,585
Income taxes(a)                                                                  33,904        47,969        33,616        48,759
Net income (loss) applicable to common shares(a)                                 54,448        81,576        54,117        78,826
---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization                                                $   74,421    $   72,226    $   68,010    $   67,042
Net income plus depreciation and amortization                                   128,869       153,802       122,127       145,868
Capital expenditures                                                             72,926       114,031        86,556        38,562
Working capital                                                                 501,431       412,591       438,070       310,330
Long-term debt and redeemable preferred stock                                   360,607       255,935       287,878       144,163
Stockholders' equity                                                            665,602       679,823       632,558       628,662
Capital employed                                                              1,026,209       935,758       920,436       772,825
Total assets                                                                  1,247,962     1,195,180     1,118,164     1,046,577
---------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
Net income (loss) assuming dilution(a)                                       $     1.47    $     2.11    $     1.38    $     1.96
Dividends                                                                           .53           .50           .48           .42
Book value                                                                        18.25         17.87         16.34         15.84
Price Range:
         High                                                                     38.38         33.75         31.25         32.63
         Low                                                                      25.00         23.13         22.00         24.00
---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times:
         Receivables(b)                                                             5.3           5.5           5.3           5.6
         Inventories(b)                                                             3.4           3.7           3.8           3.9
         Capital employed(b)                                                        1.3           1.3           1.4           1.4
Interest coverage(a)                                                                4.1           6.0           5.0           7.6
Income (loss) before income taxes as a percent of sales(a)                          7.2%         10.4%          7.6%         11.6%
Net income (loss) as a percent of sales(a)                                          4.4%          6.6%          4.7%          7.2%
Net income (loss) as a percent of stockholders' equity (a)(b)                       8.2%         12.4%          8.6%         13.0%
---------------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding (000s omitted)                                     36,463        38,049        38,715        39,689
Approximate number of common shareholders                                        10,100        12,300        12,300        13,000
---------------------------------------------------------------------------------------------------------------------------------


(Dollars in thousands, except Common Stock Data and Financial Statistics)       1993        1992           1991
------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                                                    $  930,787    $899,136    $   804,585
Cost of goods sold                                                              613,325     592,837        553,160
Interest expense                                                                 16,948      15,841         18,097
Income (loss) before income taxes(a)                                             80,717     129,507         90,866
Income taxes(a)                                                                  31,619      47,269         34,027
Net income (loss) applicable to common shares(a)                                 49,080      81,945         56,279
------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization                                                $   66,226    $ 60,444    $    56,594
Net income plus depreciation and amortization                                   115,306     142,389        112,873
Capital expenditures                                                             83,979     109,161         89,532
Working capital                                                                 277,993     285,469        255,392
Long-term debt and redeemable preferred stock                                   163,334     186,122        185,923
Stockholders' equity                                                            587,651     570,003        502,501
Capital employed                                                                750,985     756,125        688,424
Total assets                                                                  1,017,044     964,933        818,220
------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
Net income (loss) assuming dilution(a)                                       $     1.19    $   1.99    $      1.38
Dividends                                                                           .39         .34            .32
Book value                                                                        14.54       13.97          12.39
Price Range:
         High                                                                     36.87       40.37          36.25
         Low                                                                      26.00       27.75          19.75
------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales times:
         Receivables(b)                                                             5.3         5.8            5.9
         Inventories(b)                                                             3.7         4.6            4.8
         Capital employed(b)                                                        1.2         1.2            1.2
Interest coverage(a)                                                                5.8         9.2            6.0
Income (loss) before income taxes as a percent of sales(a)                          8.7%       14.4%          11.3%
Net income (loss) as a percent of sales(a)                                          5.3%        9.1%           7.0%
Net income (loss) as a percent of stockholders' equity (a)(b)                       8.5%       15.3%          11.7%
------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding (000s omitted)                                     40,405      40,810         40,569
Approximate number of common shareholders                                        13,000      13,000         18,000
------------------------------------------------------------------------------------------------------------------

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

2000 VS. 1999

NET SALES Net sales increased 6.6%, or $75,344,000, to $1,217,578,000 for fiscal 2000 from $1,142,234,000 for fiscal 1999. The overall net increase consisted of a 10.2% increase, or $89,763,000, within the Company's Activewear segment of which, approximately $24,400,000 related to acquisitions during fiscal year 2000 (see Note 12 to the Consolidated Financial Statements for more information concerning the Company's fiscal year 2000 acquisitions); a 10.8% decline, or $13,308,000, within the Company's International segment; and a 0.8% decrease, or $1,111,000, for the "All Other" segment. The majority of the sales increase within the Activewear segment was due to strong sales within the Company's JERZEES and JERZEES Outdoors brand of activewear. Overall dozens shipped within the Activewear segment were up approximately 16% over the prior year. Favorable product mix changes within the Activewear segment offset the negative impact of lower selling prices within certain categories. Approximately $10,250,000 of the sales decline within the International segment was attributable to the weaker euro and British pound sterling against the U.S. dollar. The remaining decline was attributable to an unfavorable sales mix shift, unexpected shipping delays caused by systems problems, and restructuring or discontinuance of lines of businesses.

GROSS MARGIN PERCENTAGE The Company's overall gross margin percentage increased to 28.0% for fiscal 2000 versus 26.0% in fiscal 1999. Excluding the impact of restructuring, asset impairment and other unusual charges (special charges), as described in Note 10 to the Consolidated Financial Statements, of $18,187,000 and $32,039,000 for 2000 and 1999, respectively, the overall gross margin percentage increased to 29.5% for 2000 from 28.8% for 1999. Gross margins were impacted by the overall net increase in net sales mentioned above and continue to be positively impacted by the reduction in manufacturing costs as a result of the Company's continued efforts to move the assembly of garments to low-cost geographic locations. In addition, the Company continues to improve and streamline other manufacturing processes. The Company's overall gross margin percentage was not significantly impacted by the fiscal 2000 acquisitions.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) SG&A as a percent of net sales decreased to 18.9% for fiscal 2000 versus 19.0% in fiscal 1999. Excluding the impact of special charges of $3,677,000 and $6,088,000 for 2000 and 1999, respectively, SG&A as a percent of net sales increased slightly to 18.6% for 2000 from 18.5% for 1999. The Company continues to increase its advertising and marketing spending over that of prior years in an effort to raise brand awareness within the markets of the JERZEES, Russell Athletic and Cross Creek brands. The increased spending to raise brand awareness has been partially offset by lower distribution costs as a result of major reconfiguration changes of certain distribution facilities during 1999. The Company's overall SG&A as a percent of net sales was not significantly impacted by the fiscal 2000 acquisitions.

EARNINGS BEFORE INTEREST AND TAXES (EBIT) The Company's overall EBIT as a percent of net sales increased to 10.7% for fiscal 2000 from 10.4% in fiscal 1999 when calculated exclusive of special charges of $65,011,000 and $70,721,000 for 2000 and 1999, respectively. The Activewear segment EBIT, exclusive of special charges, as a percent of net sales increased to 14.1% for fiscal 2000 from 13.0% in fiscal 1999. Again, this improvement is attributed primarily to the overall increase in net sales mentioned above and reduced manufacturing costs associated with the continued move of much of the Company's apparel assembly operations offshore. The International segment EBIT, exclusive of special charges, as a percent of net sales decreased to a negative 7.1% for fiscal 2000 from a positive 7.4% in fiscal 1999. A major component of the decline within the International segment was due to foreign currency issues mentioned above, which adversely impacted both sales and margins in Europe. Additionally, the International segment incurred higher freight and distribution costs than in the prior year as a result of product shipping delays at the Company's Europe facility during the first quarter of 2000. The "All Other" segment EBIT, exclusive of special charges, as a percent of net sales increased to 15.8% for fiscal 2000 from 13.8% in fiscal 1999, primarily due to lower manufacturing costs. The Company's overall EBIT as a percent of net sales was not significantly impacted by the fiscal 2000 acquisitions.

1999 VS. 1998

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

GROSS MARGIN PERCENTAGE The Company's overall gross margin percentage increased to 26.0% for fiscal 1999 versus 25.6% in fiscal 1998. Excluding the impact of special charges of $32,039,000 and $22,227,000 for fiscal 1999 and fiscal 1998, respectively, the gross margin percentage increased to 28.8% for fiscal 1999 from 27.5% for fiscal 1998. Gross margins were positively impacted by the reduction in manufacturing cost as a result of the Company's aggressive move to assemble garments in low-cost geographic locations versus the prior fiscal year. However, the positive impact experienced as a result of those cost reductions was partially offset by lower selling prices.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) SG&A as a percent of net sales decreased to 19.0% for fiscal 1999 from 20.9% in fiscal 1998. Excluding the impact of special charges of $6,088,000 and $21,318,000 for the fiscal years 1999 and 1998, respectively, SG&A as a percent of net sales decreased to 18.5% for fiscal 1999 from 19.1% in fiscal 1998, primarily due to lower distribution costs, which were partially offset with increases in advertising and marketing expenses.

EARNINGS BEFORE INTEREST AND TAXES (EBIT) The Company's overall EBIT as a percent of net sales increased to 10.4% for fiscal 1999 from 8.5% in fiscal 1998 when calculated exclusive of special charges of $70,721,000 and $83,007,000 for fiscal 1999 and 1998, respectively. The Activewear segment EBIT, exclusive of special charges, as a percent of net sales was 13.0% for fiscal 1999 up from 11.2% for fiscal 1998. This improvement was attributed to reduced manufacturing cost associated with the move of much of the Company's apparel assembly operations offshore. The International segment EBIT, exclusive of special charges, as a percent of net sales increased to 7.4% for fiscal 1999 up from a negative 3.6% for fiscal 1998. This significant turnaround was primarily due to the elimination of certain unprofitable product lines and businesses as part of the Company's restructuring and reorganization plan.

For information concerning income tax provisions for fiscal years 2000, 1999 and 1998, as well as information regarding differences between effective tax rates and statutory tax rates, see Note 6 to the Consolidated Financial Statements.

MULTI-YEAR RESTRUCTURING AND REORGANIZATION PLAN

On July 22, 1998, the Company announced its intention to undertake a major restructuring and reorganization to improve the Company's global competitiveness. Elements of the multi-year strategic plan included: the closing of approximately 25 of the Company's 90 worldwide facilities over the next three years, including selected manufacturing plants, distribution centers and offices; expanding production outside the United States; consolidating and downsizing the licensed products businesses; disposing of owned shopping-center real estate; reorganizing the corporate structure; establishing a dual headquarters in the metropolitan Atlanta area; as well as other cost savings activities. It was anticipated that the three-year plan would ultimately reduce costs by approximately $80 million pre-tax annually and would result in the elimination of approximately 4,000 domestic positions.

The Company announced it would incur charges over three years for restructuring, asset impairment and other unusual charges as a result of the restructuring and reorganization plan. These charges would relate to the closing of facilities, including plants, distribution centers and offices; and consolidation and/or exiting certain product lines and brands and disposing of owned shopping-center real estate; and would be reflected in the Company's consolidated financial statements over the next three years beginning in the third quarter of 1998. The recognition of these charges would depend, in large part, on expansion of production capabilities outside the United States. The Company continues to execute its multi-year strategic plan. This plan, as originally announced in July 1998, anticipated charges of $125 million after-tax, including the closure of 25 facilities impacting 4,000 positions, primarily associated with the movement of apparel assembly operations to lower cost areas. Additionally, the plan as announced in 1998 would also generate one-time expenses associated with the establishment of a dual headquarters in Atlanta. That move is now nearly complete. In line with previous announcements in 2000 which revised the restructuring plan, the Company has recorded charges to-date of $142.2 million, after-tax, including the closure of 30 facilities, impacting more than 5,000 positions. Additional projects are also being considered, and the Company estimates future special charges will be in the $15 million range after-tax during fiscal 2001.

For information concerning restructuring, asset impairment and other unusual charges associated with the multi-year restructuring and reorganization plan for fiscal 2000, 1999 and 1998, see Note 10 to the Consolidated Financial Statements.

The Company has achieved actual savings from the restructuring and reorganization plan which are in line with the savings anticipated at the inception of the plan.

LIQUIDITY AND CAPITAL RESOURCES

The balance sheet continues to reflect the conservative financial nature of the Company and its strong financial condition. At the end of fiscal 2000, long-term debt to total capitalization increased to 42.2% versus 40.8% at the end of fiscal 1999. The increase is primarily the result of the Company purchasing approximately 1 million of its outstanding common shares for approximately $15.2 million, and acquisitions of approximately $40.0 million (see Note 12 to the Consolidated Financial Statements), which were funded through the credit facility (long-term debt). Current ratios were 3.8 and 4.0, respectively, for year-end 2000 and 1999.

Operations provided approximately $97.2 million and increased borrowings provided $52.3 million of the cash requirements in fiscal 2000. This cash was used for capital expenditures, acquisitions, payments on long-term debt, dividends and treasury stock repurchases. Capital expenditures during fiscal 2000 were approximately $59.5 million. Approximately 95%, or $56.2 million, of the fiscal 2000 expenditures were within the Activewear segment.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

During fiscal 1999, operations provided approximately $86.2 million, and increased borrowings provided $63.5 million of the Company's cash requirements. This cash was used for capital expenditures, payments on long-term debt, dividends and treasury stock repurchases. Capital expenditures during fiscal 1999 were approximately $53.4 million. Approximately 92%, or $49.4 million, of the fiscal 1999 expenditures were within the Activewear segment.

The Company anticipates that fiscal 2001 capital expenditures will be in the range of approximately $55 million. The majority of the fiscal 2001 capital expenditures will be for further enhancements of the Company's manufacturing and distribution capabilities. At December 30, 2000, the Company had accrued liabilities of approximately $5.7 million related to employee severance and costs to exit certain facilities, licenses and contracts. The Company anticipates that the continued execution of its restructuring and reorganization plan during fiscal 2001 will require no significant increase in cash, if the Company successfully disposes of all property and equipment affected by the restructuring and reorganization plan.

In December 1999, the Board of Directors adjusted the stock repurchase authorization upward to 5,000,000 shares. Purchases of the Company's Common Stock totaled $15,151,000 in 2000, representing 994,649 shares, compared to $53,368,000 representing 2,705,361 shares in 1999. At December 30, 2000, the Company could repurchase an additional 3,878,751 shares under its current authorization.

In prior years, the Company was dependent on informal uncommitted lines of credit to finance its working capital requirements. During the fourth quarter of 1999, the Company entered into a five-year $250 million unsecured revolving credit facility which assures the Company availability of funds at market-based rates. (See Note 2 to the Consolidated Financial Statements for additional details related to the Company's credit facility).

At year-end, the Company had $62 million of availability from informal lines of credit with two banks. The Company believes that the combination of its credit facility and the two informal lines of credit will be sufficient for its cash requirements during fiscal year 2001 and does not presently intend to issue any additional long-term debt (other than available borrowings under the existing credit facility) or equity securities in fiscal 2001.

During fiscal years 2000, 1999 and 1998, the Company utilized two interest rate swap agreements in the management of its interest rate exposure on long-term debt. These agreements effectively converted a portion of the Company's interest rate exposure from a fixed to a floating rate basis and from a floating to a fixed rate basis. The effect of these agreements lowered the effective interest rate on the Company's long-term debt from 6.66% to 6.57%; 6.67% to 6.34%; and 6.74% to 6.47% in 2000, 1999 and 1998, respectively. On October 10, 2000, the
Company terminated its fixed to floating interest rate swap agreement.

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

The following analyses present the sensitivity of the market value, earnings and cash flows of the Company's financial instruments to hypothetical changes in interest rates, exchange rates and commodity prices as if these changes occurred at December 30, 2000. The range of changes chosen for these analyses reflects the Company's view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions or quoted market prices where available. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects, which could impact the Company's business as a result of these changes in interest rates, exchange rates and commodity prices.

INTEREST RATE AND DEBT SENSITIVITY ANALYSIS

At December 30, 2000, the Company had debt totaling $423,482,000 and one interest rate swap agreement with a notional value of $48,250,000. The interest rate swap was entered into as a hedge of an underlying debt instrument to effectively change the characteristics of the interest rate without altering the debt instrument. At December 30, 2000, the interest rate swap agreement converted $48,250,000 of outstanding variable rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows.

At December 30, 2000, after adjusting for the effect of the interest rate swap agreement, the Company had fixed rate debt of $294,679,000 and variable rate debt of $128,803,000. Assuming all other variables remain constant, a one percentage point increase in interest rates would decrease the fair market value of the fixed rate debt by approximately $9,200,000 at December 30, 2000. Pre-tax earnings and cash flows would be negatively impacted by approximately $1,300,000 from a one percentage point increase in interest rates holding other variables constant.

CURRENCY EXCHANGE RATE SENSITIVITY

The Company and its subsidiaries have foreign currency exposures related to buying, selling and financing in currencies other than their respective functional currencies. The Company also has foreign currency exposure related to foreign denominated revenues and profits translated into U.S. dollars.

These exposures are primarily concentrated in the euro, British pound sterling and Mexican peso. The Company enters into foreign currency forward contracts to manage the transaction risk associated with doing business in foreign currencies. It is the Company's policy to hedge currency exposures of firm commitments and anticipated transactions denominated in non-functional currencies to protect against the possibility of diminished cash flow and adverse impacts on earnings. The potential loss in fair value of the Company's foreign currency forward contracts at December 30, 2000, from a hypothetical 10% adverse change in quoted foreign currency exchange rates, primarily the euro, would be approximately $2.3 million. However, this hypothetical adverse impact on the value of foreign currency forward contracts would be offset by the benefit of translating foreign currency denominated transactions into U.S. dollars at more favorable exchange rates.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments.

COMMODITY PRICE SENSITIVITY

The availability and price of cotton is subject to wide fluctuations due to unpredictable factors such as weather conditions, governmental regulations, economic climate or other unforeseen circumstances. To reduce price risk caused by market fluctuations, the Company enters into futures contracts to fix prices on varying proportions of its cotton needs, thereby minimizing the risk of decreased margins from cotton price increases. A sensitivity analysis has been prepared to estimate the Company's exposure to market risk from its cotton position, excluding inventory on hand and fixed price contracts. The fair value of the Company's position is calculated by valuing its net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The potential loss in fair value of the Company's cotton futures position at December 30, 2000, from a hypothetical 10% decrease in cotton prices would be approximately $668,000.

FORWARD LOOKING INFORMATION

This annual report, including management's discussion and analysis, contains certain statements that describe the Company's beliefs concerning future business conditions and prospects, growth opportunities, new product lines, offshore apparel assembly and related cost savings, and the outlook for the Company based upon currently available information. Wherever possible, the Company has identified these "forward looking" statements (as defined in Section 21E of the Securities and Exchange Act of 1934) by words such as "anticipates," "believes," "intends," "estimates," "expects," "projects" and similar phrases. These forward looking statements are based upon assumptions the Company believes are reasonable. Such forward looking statements are subject to risks and uncertainties, which could cause the Company's actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including among other matters, significant competitive activity, including promotional and price competition, changes in customer demand for the Company's products, inherent risks in the marketplace associated with new products and new product lines, including uncertainties about trade and consumer acceptance and other risk factors listed from time to time in the Company's SEC reports and announcements. These risks and uncertainties include, but are not limited to, the matters discussed under the caption "Forward Looking Information" in the Company's Annual Report on Form 10-K for the year ended December 30, 2000, which will be filed by March 30, 2001. The Company assumes no obligation to publicly update any forward looking statements whether as a result of new information, future events or otherwise.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 30, 2000 and January 1, 2000


(In thousands, except share data)                                                                2000             1999
--------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
         Cash                                                                                $      4,193     $      9,123
         Trade accounts receivable, less allowances of $9,796 in 2000 and $7,912 in 1999          198,610          191,803
         Inventories                                                                              406,446          387,841
         Prepaid expenses and other current assets                                                 18,013           14,874
         Future income tax benefits                                                                    --           11,481
         Income tax receivable                                                                     12,879               --
--------------------------------------------------------------------------------------------------------------------------
                  TOTAL CURRENT ASSETS                                                            640,141          615,122

PROPERTY, PLANT AND EQUIPMENT:
         Land                                                                                      10,106           11,207
         Buildings                                                                                291,477          329,439
         Machinery and equipment                                                                  884,389          877,312
         Construction-in-progress                                                                  27,750           11,985
--------------------------------------------------------------------------------------------------------------------------
                                                                                                1,213,722        1,229,943
         Less allowances for depreciation and amortization                                       (760,714)        (747,343)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  453,008          482,600
OTHER ASSETS                                                                                       60,011           55,409
--------------------------------------------------------------------------------------------------------------------------
                                                                                             $  1,153,160     $  1,153,131
==========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
         Trade accounts payable                                                              $     61,387     $     72,972
         Employee compensation                                                                     33,528           32,627
         Accrued expenses                                                                          33,620           27,242
         Deferred income taxes                                                                        921               --
         Income taxes payable                                                                          --              826
         Current maturities of long-term debt                                                      39,271           21,414
--------------------------------------------------------------------------------------------------------------------------
                  TOTAL CURRENT LIABILITIES                                                       168,727          155,081
LONG-TERM DEBT, LESS CURRENT MATURITIES                                                           384,211          377,865
DEFERRED LIABILITIES:
         Income taxes                                                                              45,928           38,741
         Pension and other                                                                         28,354           32,102
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   74,282           70,843
COMMITMENTS AND CONTINGENCIES                                                                          --               --

STOCKHOLDERS' EQUITY:
         Common stock, par value $.01 per share; authorized 150,000,000 shares,
            issued 41,419,958 shares                                                                  414              414
         Paid-in capital                                                                           47,104           48,294
         Retained earnings                                                                        716,460          720,111
         Treasury stock (2000 - 9,524,424 and 1999 - 8,605,925 shares)                           (226,470)        (213,461)
         Accumulated other comprehensive loss                                                     (11,568)          (6,016)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                  525,940          549,342
--------------------------------------------------------------------------------------------------------------------------
                                                                                             $  1,153,160     $  1,153,131
==========================================================================================================================

See notes to consolidated financial statements.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 30, 2000, January 1, 2000 and January 2, 1999

(In thousands, except share and per share data)       2000           1999            1998
---------------------------------------------------------------------------------------------
NET SALES                                        $  1,217,578    $  1,142,234    $  1,180,118
COSTS AND EXPENSES:
 Cost of goods sold                                   876,726         844,961         878,106
 Selling, general and administrative expenses         229,991         217,571         246,518
 Other - net                                           45,383          31,312          37,935
 Interest expense                                      32,401          28,060          27,824
---------------------------------------------------------------------------------------------
                                                    1,184,501       1,121,904       1,190,383
---------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                      33,077          20,330         (10,265)

PROVISION FOR INCOME TAXES                             18,562          11,942             114
---------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                $     14,515    $      8,388    $    (10,379)
=============================================================================================
NET INCOME (LOSS) PER COMMON SHARE:
 Basic                                           $        .45    $        .25    $       (.29)
 Diluted                                         $        .44    $        .25    $       (.29)
WEIGHTED-AVERAGE SHARES OUTSTANDING:
 Basic                                             32,405,926      33,842,751      36,216,571
 Diluted                                           32,686,006      33,866,501      36,216,571

See notes to consolidated financial statements.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 30, 2000, January 1, 2000, and January 2, 1999

(In thousands)                                                              2000               1999                1998
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                        $ 14,515          $   8,388            $ (10,379)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
   Depreciation and amortization                                           54,645              63,891               74,368
   Deferred income taxes                                                   19,589               2,024              (19,568)
   Loss (gain) on sale of property, plant and equipment                       574                 573                 (111)
   Non-cash restructuring, asset impairment and other unusual charges      37,209              26,440               55,742
   Foreign currency transaction loss                                        2,276               1,100                  634
   Changes in operating assets and liabilities:
     Trade accounts receivable                                                (97)            (12,625)              52,038
     Inventories                                                          (13,699)            (22,496)             (18,192)
     Prepaid expenses and other current assets                             (2,970)             (2,926)                (583)
     Other assets                                                          14,200              (6,127)               1,189
     Accounts payable and accrued expenses                                (11,585)             29,438               16,299
     Income taxes                                                         (13,951)               (932)              12,372
     Pension and other deferred liabilities                                (3,535)               (569)               6,216
--------------------------------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                               97,171              86,179              170,025
Investing activities
Purchase of property, plant and equipment                                 (59,457)            (53,376)             (72,864)
Cash paid for acquisitions                                                (39,972)                 --                   --
Proceeds from sale of property, plant and equipment                         6,450               4,572                2,224
--------------------------------------------------------------------------------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES                                  (92,979)            (48,804)             (70,640)
FINANCING ACTIVITIES
Borrowings on credit facility - net                                        52,303              76,383                   --
Payments on short-term debt                                                    --             (12,908)             (26,416)
Payments on notes payable                                                 (26,564)            (32,214)             (26,828)
Dividends on common stock                                                 (18,166)            (19,000)             (20,326)
Distribution of treasury stock                                                952                  --                2,072
Cost of common stock for treasury                                         (15,151)            (53,368)             (22,355)
--------------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                   (6,626)            (41,107)             (93,853)
Effect of exchange rate changes on cash                                    (2,496)               (997)                (289)
--------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                            (4,930)             (4,729)               5,243
Cash balance at beginning of year                                           9,123              13,852                8,609
--------------------------------------------------------------------------------------------------------------------------
CASH BALANCE AT END OF YEAR                                             $   4,193           $   9,123            $  13,852
==========================================================================================================================

See notes to consolidated financial statements.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 30, 2000, January 1, 2000, and January 2, 1999


                                                                                                       Accumulated
                                                                                                          Other
                                                        Common     Paid-in     Treasury   Retained    Comprehensive
(In thousands, except share data)                       Stock      Capital       Stock    Earnings    Income (Loss)     Total
------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                             $  414     $  48,654   $(140,170)  $ 761,428   $   (4,724)     $665,602

Comprehensive loss:
  Net loss                                                  --           --          --     (10,379)          --       (10,379)
  Foreign currency translation adjustments                  --           --          --          --          157           157
                                                                                                                      --------
Comprehensive loss                                                                                                     (10,222)
                                                                                                                      --------
Exercise of stock options                                   --         (360)         --          --           --          (360)
Treasury stock acquired (1,041,800 shares)                  --           --     (22,355)         --           --       (22,355)
Treasury stock reissued (98,572 shares)                     --           --       2,432          --           --         2,432
Cash dividends ($.56 per share)                             --           --          --     (20,326)          --       (20,326)
------------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                                 414       48,294    (160,093)    730,723       (4,567)      614,771

Comprehensive income:
  Net income                                                --           --          --       8,388           --         8,388
  Foreign currency translation adjustments                  --           --          --          --       (1,449)       (1,449)
                                                                                                                      --------
Comprehensive income                                                                                                     6,939
                                                                                                                      --------
Treasury stock acquired (2,705,361 shares)                  --           --     (53,368)         --           --       (53,368)
Cash dividends ($.56 per share)                             --           --          --     (19,000)          --       (19,000)

------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                                 414       48,294    (213,461)    720,111       (6,016)      549,342
Comprehensive income:
  Net income                                                --           --          --      14,515           --        14,515
  Foreign currency translation adjustments                  --           --          --          --       (5,552)       (5,552)
                                                                                                                      --------
Comprehensive income                                                                                                     8,963
                                                                                                                      --------
Treasury stock acquired (994,649 shares)                    --           --     (15,151)         --           --       (15,151)
Treasury stock reissued (76,150 shares)                     --       (1,190)      2,142          --           --           952
Cash dividends ($.56 per share)                             --           --          --     (18,166)          --       (18,166)
------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 2000                           $   414    $  47,104   $(226,470)  $ 716,460   $  (11,568)     $525,940
==============================================================================================================================

See notes to consolidated financial statements.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Russell Corporation is an international branded apparel company specializing in activewear, casualwear and athletic uniforms. Major brands include Russell Athletic, JERZEES, Cross Creek, and Mossy Oak apparel. The Company designs and merchandises a variety of leisure and sports apparel marketed to sporting goods dealers, department and specialty stores, mass merchandisers, golf pro shops, college bookstores, screen printers and embroiderers, distributors, mail order houses, and other apparel manufacturers. Products are derived from a combination of internally produced products, contractors and third-party sources.

REVENUE RECOGNITION

The Company records revenues when products are shipped to customers.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Russell Corporation and its subsidiaries after the elimination of intercompany accounts and transactions.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES

Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at approximately $69,628,000 in 2000 and $67,450,000 in 1999. Inventories are summarized as follows:

(In thousands)                        2000          1999
----------------------------------------------------------
Finished goods                     $ 293,587     $ 279,212
Work-in-process                       69,568        68,297
Raw materials and supplies            41,718        45,288
----------------------------------------------------------
                                     404,873       392,797
LIFO and lower-of-cost or
  market adjustments, net              1,573        (4,956)
----------------------------------------------------------
                                   $ 406,446     $ 387,841
==========================================================

Replacement cost of inventories carried on LIFO exceeded the net LIFO carrying value by $8,530,000 at December 30, 2000.

PROPERTY, PLANT AND EQUIPMENT

The provision for depreciation of property, plant and equipment (recorded at cost), including assets capitalized under capital lease agreements, has been computed generally on the straight-line method at rates based upon their estimated useful lives. Initial estimated useful lives range from 25 to 37 years for buildings and from 3 to 12 years for machinery and equipment. When events and circumstances indicate that the useful lives or salvage values may have changed, the Company adjusts the related useful life and records depreciation over the shortened useful life after giving consideration to the revised salvage values. Revisions to the remaining estimated useful lives and salvage values of plants scheduled for closing resulted in an increase in depreciation expense of $995,000 in 2000 and $7,149,000 in 1999. (See Note 10.)

OTHER ASSETS

Included in other assets is goodwill of approximately $14,017,000 and $11,672,000, which is net of accumulated amortization of $2,850,000 and $7,923,000, at December 30, 2000, and January 1, 2000, respectively. Goodwill is being amortized over 15 years on a straight-line basis. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable based upon the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the excess of the carrying value over the fair value of the entity acquired. During 2000, the Company recorded impairment charges of $7,735,000 related to goodwill. (See Note 10.) Also included within other assets are approximately $15,400,000 of other intangible assets related to fiscal 2000 acquisitions. (See
Note 12.)

LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets under the provisions of Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." When events and circumstances indicate that assets may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than the carrying value of such assets, the Company records an impairment loss equal to the excess of the carrying value (including allocated goodwill, where appropriate) over the asset's fair value. Asset impairment charges related to the closing of certain facilities and retail store locations are described more fully in Note 10.

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

ADVERTISING, MARKETING AND PROMOTIONS EXPENSE

The cost of advertising, marketing and promotions is expensed as incurred. The Company incurred $48,921,000, $45,522,000 and $37,236,000 in such costs during 2000, 1999 and 1998, respectively.

STOCK-BASED COMPENSATION

The Company issues awards under its incentive compensation plans as described in
Note 7. These stock options and awards are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

CONCENTRATIONS OF CREDIT RISK AND FINANCIAL INSTRUMENTS

Financial instruments that subject the Company to credit risk are primarily trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number and diversity of customers comprising the Company's customer base. Management believes that any risk associated with trade accounts receivable is adequately provided for in the allowance for doubtful accounts.

Wal-Mart represented 24.0% and 25.4% of the Company's net accounts receivable at December 30, 2000, and January 1, 2000, respectively.

HEDGING ACTIVITIES

The Company periodically enters into futures contracts as hedges for its purchases of cotton inventory. Realized gains and losses on these hedges are deferred and reflected in cost of sales as such inventory is sold. Deferred gains and losses on such contracts were insignificant at both December 30, 2000, and January 1, 2000. The Company utilizes forward exchange contracts in its international operations to hedge inventory purchases and sales denominated in foreign currencies, defined as currencies other than a foreign subsidiary's functional currency. Forward contracts that do not qualify as hedges are marked to market on a current basis with the resulting gains and losses reflected in the statements of operations.

The Company uses an interest rate swap agreement to manage interest rate exposure on long-term debt. The differential to be received, or paid, under this agreement is accrued as interest rates change and recorded as an adjustment to interest expense. The related amount payable to, or receivable from, the counterparty to this agreement is included in other liabilities. The Company believes that the possibility of credit losses associated with third-party non-performance is remote. (See Note 4.)

EARNINGS PER COMMON SHARE

The Company reports earnings per common share in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per common share is computed by using the weighted-average number of common shares outstanding during the period without consideration of common stock equivalents. Diluted earnings per common share is computed by using the weighted-average number of common shares outstanding plus common stock equivalents (employee stock options) unless such stock options are anti-dilutive.

FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks. Fiscal years 2000, 1999 and 1998 ended on December 30, 2000, January 1, 2000, and January 2, 1999, respectively, and each contained 52 weeks.

NEW ACCOUNTING PRONOUNCEMENT

FASB Statement No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities," will require the Company to recognize all derivatives on the balance sheet at fair value beginning in fiscal 2001. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

The Company plans to adopt the new Statement effective December 31, 2000, and will record the effect of the transition to these new accounting requirements in the first quarter of 2001. The Company uses derivatives, including futures contracts, forward contracts and swap contracts, to manage its exposure to movements in commodity prices, foreign exchange rates and interest rates, respectively. The Company's futures contracts are designated as cash flow hedges against anticipated purchases of commodities and the swap contract is a cash flow hedge against the related debt instrument. The majority of the foreign currency forward contracts, as they are currently used in operations, will not qualify for hedge accounting. In accordance with the provisions of Statement 133, the Company will record a transition adjustment upon adoption. The expected pre-tax impact of this transition adjustment is to decrease accumulated other comprehensive income by approximately $930,000 and to decrease net assets by approximately $930,000.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to fiscal 2000 presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

FOREIGN CURRENCIES

Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate in effect on the balance sheet date. Translation adjustments resulting from this process are charged or credited to accumulated other comprehensive income or loss. Revenues, costs and expenses are translated at average rates of exchange prevailing during the year. Transaction gains or losses result from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated. Transaction gains and losses are included in other expenses for the period in which the exchange rate changes.

NOTE 2 LONG-TERM DEBT

Long-term debt includes the following:

(In thousands)                                  2000           1999
---------------------------------------------------------------------
Revolving credit facility due
  October 15, 2004                           $ 127,003      $  76,236
Notes payable to financial institutions:
  6.72% notes due annually through 2002         21,429         32,143
  6.65% notes due annually
    2001 through 2007                          125,000        125,000
  6.78% notes due annually
    2003 through 2008                          100,000        100,000
  Variable rate (6.44% at
    December 30, 2000) note due
    semi-annually through 2005                  48,250         58,950
  Capital lease obligations
    (variable rate of 5.10% at
    December 30, 2000) due 2017                  1,800          6,950
---------------------------------------------------------------------
                                               423,482        399,279
Less current maturities                        (39,271)       (21,414)
---------------------------------------------------------------------
                                             $ 384,211      $ 377,865
=====================================================================

On October 15, 1999, the Company entered into a five-year $250 million unsecured revolving credit facility with a group of six banks. The credit facility assures the Company availability of funds at market-based rates, provided the Company continues to meet the various covenants set forth in the credit agreement. The credit facility consists of a swing line of credit bearing interest at the banks' current market rates and revolving loans, which bear interest at LIBOR plus a margin ranging from .45% to .90% based on the Company's leverage ratio, as defined in the credit agreement, at the time of the borrowing. At December 30, 2000, the Company was able to borrow at LIBOR plus .55%. The credit facility also calls for a facility fee payable quarterly, in arrears, at a rate of .15% to .30% on the total available facility of $250 million. The facility fee at December 30, 2000 was .20%. As of December 30, 2000, the Company had $10,800,000 outstanding under the swing line of credit at a rate of 7.78% and $116,203,000 outstanding in revolving loans at a weighted average rate of 6.94%. At December 30, 2000, the total balance outstanding under this credit facility was $127,003,000, and $122,997,000 was available for borrowing. The weighted-average interest rates of borrowings under the credit facility during fiscal 2000 and 1999 were 6.81% and 6.17%, respectively. The weighted-average interest rate of borrowings outstanding under the credit facility at December 30, 2000 was 7.01%, (6.32% at January 1, 2000).

The Company's credit facility contains restrictive covenants that require the maintenance of minimum consolidated tangible net worth; total debt to earnings before income tax, interest, depreciation and amortization (EBITDA) ratio; consolidated earnings before income tax and interest (EBIT) to consolidated interest ratio; and places limits on dividends and other borrowings.

The notes payable to financial institutions are unsecured and contain restrictions on the payment of dividends; incurrence of indebtedness; liens or leases; acquisition of investments; retirement of capital stock; and the maintenance of working capital. At December 30, 2000, $38,797,000 of retained earnings was unrestricted for payment of dividends.

The capital lease obligations relate to land, buildings and machinery and equipment financed primarily by industrial revenue bonds. The carrying value of property capitalized under the capital lease obligations amounted to $1,260,000 and $4,051,000 at December 30, 2000 and January 1, 2000, respectively.

Aggregate maturities of long-term debt at December 30, 2000, are as follows for fiscal years:

(In thousands)
-----------------------------
2001                $  39,271
2002                   39,271
2003                   45,224
2004                  172,227
2005                   39,974
Thereafter             87,515
-----------------------------
                    $ 423,482
=============================

NOTE 3   SHORT-TERM DEBT

Prior to October 15, 1999, the Company could borrow up to approximately $287 million under informal line of credit arrangements with six banks, on such terms as the Company and the banks mutually agreed. Generally, the arrangements could be canceled by either party at any time. The Company has reduced the number of informal line of credit agreements from six to two with a maximum availability of approximately $62 million as of December 30, 2000. There were no outstanding borrowings under the two informal line of credit agreements at December 30, 2000. The weighted-average interest rates of bank borrowings during 2000, 1999 and 1998 were 7.8%, 5.3% and 6.3%, respectively.

NOTE 4   FINANCIAL INSTRUMENTS

COTTON FUTURES

The Company utilizes commodity futures contracts in connection with estimating product sales prices in advance of the selling seasons. These transactions effectively limit the Company's risk associated with future cotton price increases as well as the benefits of future price decreases. At December 30, 2000, the Company had outstanding futures contracts that represented approximately 2% of its anticipated fiscal year 2001 cotton requirements.

INTEREST RATE SWAP AGREEMENTS

The Company has utilized two interest rate swap agreements in the management of interest rate exposure on long-term debt. The Company entered into a fixed to floating rate swap agreement in 1992. Under this agreement, which would have originally expired on August 31, 2002, the Company received a fixed rate payment of 6.14% on the outstanding balance of the related debt and paid a floating rate based upon LIBOR, as determined at six month intervals. On October 10, 2000, the Company terminated this swap agreement and recorded a deferred loss of approximately $600,000, which will be amortized through August 31, 2002 (the remaining term of the hedged debt).

In 1995, the Company entered into a floating to fixed rate swap agreement. Under this agreement, which expires June 30, 2005, the Company receives a variable rate based upon LIBOR plus .29%, as determined quarterly, and pays a fixed rate of 6.67% on the outstanding balance of the related debt (approximately $48 million and $59 million at December 30, 2000, and January 1, 2000, respectively).

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

These agreements, when combined, effectively lowered the weighted-average interest rate on the Company's long-term debt from 6.66% to 6.57%; 6.67% to 6.34%; and 6.74% to 6.47% in 2000, 1999 and 1998, respectively. The Company believes that future changes in interest rates will not have a material impact on the Company's consolidated financial position or results of operations. The fair value of the swap agreements, as indicated below, is the estimated termination value of the agreements at the balance sheet date and may not be indicative of the current termination values.

CURRENCY CONTRACTS

The Company uses forward exchange contracts to hedge inventory purchases and anticipated sales denominated in currencies other than a subsidiary's functional currency. These contracts lock in exchange rates on the anticipated transactions, thus limiting the uncertainty of product cost and sales values due to currency fluctuations. These contracts have been marked to market as of year-end with the resulting gains and losses included in the statements of operations because they do not qualify as hedges under current hedging rules.

OTHER FINANCIAL INSTRUMENTS

At December 30, 2000, and January 1, 2000, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based on the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The following table summarizes fair value information for financial instruments, including derivative instruments:

                                     2000                      1999
---------------------------------------------------------------------------
LIABILITY (ASSETS)          CARRYING      FAIR        Carrying       Fair
(In thousands)               VALUE        VALUE         Value        Value
---------------------------------------------------------------------------
Long-term debt             $ 423,482    $ 422,543    $ 399,279    $ 405,281
Interest-rate swap
  agreement terminated
  on October 10, 2000           (521)          --       (5,551)      (5,188)
Interest-rate swap
  agreement terminating
  June 30, 2005                   --          557           --          574
Forward currency
  exchange contracts             953          953           --           --
Cotton futures contracts          --          376           --          303
Investments
  (trading portfolio)         (8,882)      (8,882)      (6,586)      (6,586)

NOTE 5 EMPLOYEE RETIREMENT BENEFITS

The Company has a qualified, noncontributory, defined benefit pension plan (Retirement Plan), covering substantially all of its United States employees, and a savings plan that is qualified under Section 401(k) of the Internal Revenue Code (Savings Plan).

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

(In thousands)                                2000        1999
-----------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year    $ 132,249    $ 138,968
Service cost                                   4,120        6,419
Interest cost                                 10,331        9,195
Actuarial loss (gain)                          6,310      (12,625)
Benefits paid                                 (9,803)      (7,105)
Curtailment benefit                             (778)      (2,603)
-----------------------------------------------------------------
Benefit obligation at end of year            142,429      132,249
=================================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                          133,801      125,721
Actual return on plan assets                  (8,883)      14,113
Company contributions                          7,444        1,072
Benefits paid                                 (9,803)      (7,105)
-----------------------------------------------------------------
Fair value of plan assets at end of year     122,559      133,801
=================================================================
Funded status of the plan
  (underfunded) overfunded                   (19,870)       1,552
Unrecognized prior service cost                1,400        2,364
Unrecognized net actuarial loss (gain)         4,720      (22,072)
Unrecognized transition asset                 (2,343)      (3,021)
-----------------------------------------------------------------
Accrued benefit cost                       $ (16,093)   $ (21,177)
=================================================================


WEIGHTED-AVERAGE ASSUMPTIONS
as of December 31                              2000         1999
-----------------------------------------------------------------
Discount rate                                  7.50%        7.50%
Expected return on plan assets                 9.50%        9.00%
Rate of compensation increase                  4.00%        4.00%

(In thousands)                        2000         1999          1998
-----------------------------------------------------------------------
COMPONENTS OF NET
PERIODIC BENEFIT COST
Service cost                       $  4,120      $  6,419      $  5,807
Interest cost                        10,331         9,195         8,142
Expected return on plan assets      (11,816)      (10,446)       (9,851)
Net amortization and deferral          (462)         (315)         (429)
Effect of curtailment                   187        (1,935)           --
-----------------------------------------------------------------------
Net pension cost                   $  2,360      $  2,918      $  3,669
=======================================================================

Curtailments (principally related to reductions in employment associated with the move of apparel assembly offshore) decreased net pension costs in 1999 and contributed to a slight increase in 2000.

Plan assets at December 30, 2000, include 600,960 shares of the Company's common stock having a market value of $9,277,620. Dividends paid to the plan by the Company were $337,000 for 2000 and 1999, respectively.

The Company's Savings Plan allows substantially all United States employees to defer portions of their annual compensation and to participate in Company matching and discretionary contributions. Compensation expense associated with this plan was $1,001,000, $1,213,000 and $1,426,000 in 2000, 1999 and 1998,
respectively.

NOTE 6 INCOME TAXES

Foreign operations contributed approximately $(33,994,000), $5,367,000 and $(7,060,000) to the Company's income (loss) before income taxes in 2000, 1999 and 1998, respectively.

Significant components of the provision for income taxes are as follows:

                           2000                     1999                     1998
------------------------------------------------------------------------------------------
                  CURRENTLY                Currently                Currently
(In thousands)     PAYABLE     DEFERRED     Payable    Deferred      Payable      Deferred
------------------------------------------------------------------------------------------
Federal           $  (6,695)   $ 16,627    $   8,731   $     252    $  16,142    $ (15,105)
State                 1,554       4,028          791      (2,514)       3,391       (2,210)
Foreign               4,114      (1,066)         396       4,286          149       (2,253)
------------------------------------------------------------------------------------------
Totals            $  (1,027)   $ 19,589    $   9,918   $   2,024    $  19,682    $ (19,568)
==========================================================================================

The reconciliation of income tax computed by applying the statutory federal income tax rate of 35% to income before income taxes to total income tax expense is as follows:

(In thousands)                                2000          1999          1998
--------------------------------------------------------------------------------
Taxes (benefit) at statutory rate on
  income before income taxes               $  11,577     $   7,115     $  (3,593)
State income taxes, net of
  federal income tax benefit                   1,028        (1,120)        1,174
Goodwill                                       2,972           328         1,622
Charitable contribution of
  appreciated property                        (2,188)           --            --
Tax effects of foreign operations - net        2,119            --            --
Change in valuation allowance on
  foreign/state NOLs                           4,000         3,948            --
Other - net                                     (946)        1,671           911
--------------------------------------------------------------------------------
                                           $  18,562     $  11,942     $     114
================================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 30, 2000, and January 1, 2000, are as follows:

(In thousands)                                2000         1999
-----------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment            $  57,127    $  50,756
  Inventories                                 17,351        3,846
  Accounts receivable and other                  526        1,200
-----------------------------------------------------------------
  Total deferred tax liabilities              75,004       55,802
-----------------------------------------------------------------

Deferred tax assets:
  Pension and postemployment obligations       8,768       11,048
  Inventories                                     --        3,996
  Foreign and state net operating
    loss carryforwards                        12,218        9,180
  Employee benefits                            5,305        4,372
  Capital loss and credit carryforwards        1,455           --
  Other                                        8,590        4,127
-----------------------------------------------------------------
Total deferred tax assets                     36,336       32,723
Valuation allowance for deferred tax assets   (8,181)      (4,181)
-----------------------------------------------------------------
Net deferred tax assets                       28,155       28,542
-----------------------------------------------------------------
Net deferred tax liabilities               $  46,849    $  27,260
=================================================================

Net operating loss carryforwards (NOLs) are available to offset future earnings within the time periods specified by law. At December 30, 2000, the Company had U.S. state NOLs of approximately $211,000,000 expiring in 2013-2015. International NOLs total approximately $17,000,000. The International NOLs pertain primarily to the Company's United Kingdom and Australian operations. NOLs can be carried forward indefinitely in the United Kingdom and Australia.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

In the fourth quarter of fiscal year 1999, the Company announced a restructuring of its European operations (see Note 10). As a result of the restructuring, the Company increased its valuation allowance related to NOL carry-forwards in the United Kingdom to $4,181,000 because, under the current global tax structure, these NOLs will most likely generate no global tax savings. During 2000, the Company continued to incur tax deductible restructuring charges which, when combined with the implementation of certain tax strategies, resulted in additional U.S. state NOL carryforwards. The Company recorded a $4,000,000 valuation allowance in 2000 related to state NOL carryforwards.

The Company does not provide for federal income taxes on the undistributed earnings of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 30, 2000, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $15,000,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with the hypothetical calculation. Withholding of approximately $750,000 would be payable if all previously unremitted earnings as of December 30, 2000, were remitted to the U.S. Company.

NOTE 7 STOCK RIGHTS PLAN AND STOCK OPTION PLANS

On September 15, 1999, the Board of Directors declared a dividend, which was issued on October 25, 1999, of one Right for each share of common stock outstanding, which, when exercisable, entitles the holder to purchase a unit of one one-hundredth share of Series A Junior Participating Preferred Stock, par value $.01, at a purchase price of $85. Upon certain events relating to the acquisition of, or right to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock by a third party, or a change in control of the Company, the Rights entitle the holder to acquire, after the Rights are no longer redeemable by the Company, shares of common stock for each Right held at a significant discount to market. The Rights will expire on October 25, 2009, unless redeemed earlier by the Company at $.01 per Right under certain circumstances. The Rights were issued to replace rights previously issued to purchase Series A Junior Participating Preferred Stock, whose rights expired on October 25, 1999.

The Company has adopted the Executive Incentive Plan (formerly known as the 1993 Executive Long-Term Incentive Plan). Persons eligible to participate in the Executive Incentive Plan include all officers and key employees of the Company and its subsidiaries. The Executive Incentive Plan permits the issuance of awards in several forms including restricted stock, incentive stock options, nonqualified stock options, reload stock options, bonus shares, defined shares, stock appreciation rights and performance shares and performance unit awards.

The Company has also adopted the Russell Corporation 2000 Stock Option Plan (2000 Option Plan). All of the Company's employees, including officers, are eligible to participate in the 2000 Option Plan, and awards may also be made to persons performing consulting services for the Company or any majority-owned subsidiary. The 2000 Option Plan permits the issuance of awards in a variety of forms, including incentive stock options, nonqualified stock options, reload stock options, restricted shares, bonus shares, deferred shares, freestanding stock appreciation rights, tandem stock appreciation rights, performance units and performance shares.

Under the Executive Incentive Plan, the 2000 Option Plan and predecessor stock option plans, a total of 7,253,210 shares of common stock were reserved for issuance at December 30, 2000. The options are granted at a price equal to the stock's fair market value at the date of grant. All options, except the ones granted in 1999, are exercisable two years after the date of grant and expire 10 years after the date of grant. The stock options that were granted during 1999 are exercisable equally over periods of either two or four years and expire 10 years after the date of grant. The following table summarizes the status of options under the Executive Incentive Plan, 2000 Option Plan and predecessor plans:

                          2000                   1999                   1998
--------------------------------------------------------------------------------------

                              Weighted                Weighted               Weighted
                              Average                 Average                Average
                              Exercise                Exercise               Exercise
                   Shares      Price      Shares       Price      Shares      Price
--------------------------------------------------------------------------------------
Outstanding
  at beginning
  of year        2,979,266   $   25.06   2,394,416   $   27.02   1,414,950   $   28.21
Granted at
  fair value     2,644,605   $   15.25     935,650   $   19.82     999,766   $   25.34
Exercised               --          --          --          --      20,300   $   27.74
Expired                 --          --       4,500   $   22.06          --          --
Forfeited          521,105   $   19.87     346,300   $   26.24          --          --
--------------------------------------------------------------------------------------
Outstanding at
  end of year    5,102,766   $   20.50   2,979,266   $   25.06   2,394,416   $   27.02
======================================================================================
Exercisable at
  end of year    2,134,704   $   27.33   1,142,750   $   28.20   1,133,350   $   27.60
======================================================================================

At December 30, 2000, options outstanding representing 315,613 shares were exercisable at prices which ranged from $15.34 to $23.00 per share, having a weighted-average contractual life of 8.02 years, and options representing 1,819,091 shares were exercisable at prices which ranged from $23.01 to $31.34 per share, having a weighted-average contractual life of 4.97 years.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123), provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to follow the accounting provisions of APB Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share as if the accounting provisions of the fair value method of Statement No. 123 had been employed. For the purposes of this disclosure, the fair value of the Company's employee stock options was estimated at the date of grant using an option pricing model. The fair values derived for options granted during fiscal years 2000, 1999 and 1998 and weighted-average assumptions used to determine these values were as follows:

                                      2000          1999          1998
------------------------------------------------------------------------
Risk-free interest rate                  6.1%          5.5%          5.2%
Dividend yield                           3.6%          3.0%          2.2%
Volatility factor                       .323          .229          .198
Weighted-average expected
  life of options                   10 YEARS      10 years      10 years
Estimated fair value per option     $   4.11      $   6.01      $   7.40

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands,
except per share data)                     2000        1999           1998
----------------------------------------------------------------------------
Pro forma net income (loss)              $ 11,529     $ 4,430      $ (12,798)
Pro forma income (loss) per share:
Basic                                    $    .36     $   .13      $    (.35)
Diluted                                  $    .35     $   .13      $    (.35)

On July 26, 2000, the Board of Directors adopted the Russell Corporation 2000 Non-Employee Directors' Compensation Plan (the "Directors' Plan") as a replacement for the Russell Corporation 1997 Non-Employee Directors' Stock Grant, Stock Option and Deferred Compensation Plan (the "Prior Plan"). Under the Directors' Plan, each nonemployee director of the Company (an "Eligible Director") receives annually (i) a fee of $35,000, to be paid in quarterly installments of $8,750, and (ii) an option to purchase a number of shares of common stock equal to $25,000 multiplied by 4 (or the number of full and partial quarters remaining until the next annual meeting), and divided by the fair market value of the shares of common stock as of the grant date. Eligible Directors may also elect to receive all or a portion of their annual fee in shares, stock options or deferred shares. Under the Directors' Plan and the Prior Plan 2,464 and 1,936 shares of stock grants were issued in 2000 and 1999 and options to purchase an aggregate of 35,096 shares of common stock at a price of $16.28 and 3,733 shares at a price of $20.09 were granted in 2000 and 4,768 shares at a price of $20.81 were granted in 1999. Options to purchase an aggregate of 35,096 and 3,733 shares at prices of $16.28 and $20.09 for 2000 and 4,768 at a price of $20.81 are presently outstanding under the Directors' Plan and the Prior Plan.

NOTE 8 SUPPLEMENTAL CASH FLOW INFORMATION

Net cash provided by operating activities in the consolidated statements of cash flows reflects cash payments for interest and income taxes as follows:

(In thousands)                       2000          1999        1998
---------------------------------------------------------------------
Interest                           $ 32,135     $ 28,849     $ 28,929
Income taxes - net of refunds        12,677       11,081        9,177

NOTE 9 COMMITMENTS AND CONTINGENCIES

At December 30, 2000, the Company had commitments for the acquisition of property and equipment totaling $6,796,000 and commitments for the acquisition of cotton totaling $30,155,000. The Company was also committed under noncancelable operating leases with initial or remaining terms of one year or more to minimum rental payments by fiscal years as follows:

(In thousands)    Non-related Party     Related Party       Total
------------------------------------------------------------------
2001                  $  4,260             $  2,391       $  6,651
2002                     2,993                2,426          5,419
2003                     2,186                2,459          4,645
2004                     1,816                2,493          4,309
2005                     1,652                2,527          4,179
Thereafter               4,873               12,482         17,355
------------------------------------------------------------------
                      $ 17,780             $ 24,778       $ 42,558
==================================================================

2000 ANNUAL REPORT - RUSSELL CORPORATION AND SUBSIDIARIES

The Company had $14,450,000 and $11,230,000 outstanding under letters of credit for the purchase of inventories at December 30, 2000, and January 1, 2000, respectively.

Lease and rental expense for fiscal years 2000, 1999 and 1998 was $11,312,000, $8,962,000 and $9,943,000, respectively.

The Company has been a co-defendant in Sullivan, et al. v. Russell Corporation, et al., in Jefferson County, Alabama. Five families were plaintiffs in this case; other defendants were Avondale Mills, Inc., and Alabama Power Company. The claims asserted at the trial of this case were for trespass and nuisance relating to property owned by the plaintiffs on Lake Martin in a subdivision of Alexander City, Alabama. The damages claimed by the plaintiffs were for decreased value of their homes, mental anguish and punitive damages. In November 1998, the jury returned a verdict against all three defendants in the amount of $155,200 compensatory damages for alleged property devaluation, $0 damages for mental anguish and punitive damages of $52,398,000. The defendants appealed this verdict to the Alabama Supreme Court, which on August 4, 2000, reversed the jury verdict and rendered judgment in favor of the Company and the other defendants on all claims. The plaintiffs filed an application for rehearing before the Alabama Supreme Court, which denied that application and reaffirmed its ruling in favor of the defendants in an opinion issued on January 12, 2001. The Alabama Supreme Court issued a Certificate of Judgment affecting such actions on January 30, 2001.

On February 23, 1999, a similar lawsuit was filed in Jefferson County, Alabama, by two former residents of the same residential subdivision, which suit was dismissed with prejudice without liability on the Company's part on February 1, 2001. On January 13, 2000, another lawsuit was filed in Jefferson County, Alabama, by 15 families owning property adjacent to Lake Martin, seeking unspecified damages for alleged nuisance and trespass. The Company plans to vigorously defend this suit.

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

NOTE 10 RESTRUCTURING, ASSET IMPAIRMENT AND OTHER UNUSUAL CHARGES
        (SPECIAL CHARGES)

On July 22, 1998, the Company announced the Board of Directors had approved a three-year restructuring and reorganization plan to improve the Company's global competitiveness.

The charges reflected in the statements of operations are as follows:

(In thousands)                              2000          1999        1998
-----------------------------------------------------------------------------
RESTRUCTURING CHARGES:
Employee termination charges              $ 11,834      $ 17,542     $  8,088
Exit costs related to facilities             4,596        11,743        4,480
Termination of certain licenses
  and contracts                              3,313            --        7,257
-----------------------------------------------------------------------------
                                          $ 19,743      $ 29,285     $ 19,825
-----------------------------------------------------------------------------
ASSET IMPAIRMENT CHARGES:
Impairment of facilities used
  in operations                           $  1,668      $ 13,389     $  1,553
Impairment of facilities and
  equipment held for disposal               23,602         7,921        3,628
Impairment of intangible assets              7,735            --       22,240
                                          $ 33,005      $ 21,310     $ 27,421
OTHER UNUSUAL CHARGES:
Inventory losses including
  shipping and warehousing costs          $  3,648      $  4,988     $ 16,109
Losses (recoveries) on receivables            (272)           --       11,120
Accelerated depreciation on
  facilities and equipment
to be taken out of service                     995         7,149           --
Expenses associated with the
   establishment of dual headquarters        3,121         6,088           --
Charges related to retirement and
   subsequent replacement of CEO(1)             --            --        8,000
Other                                        4,771         1,901          532
-----------------------------------------------------------------------------
                                          $ 12,263      $ 20,126     $ 35,761
-----------------------------------------------------------------------------
TOTALS BEFORE TAX                         $ 65,011      $ 70,721     $ 83,007
=============================================================================
TOTALS AFTER TAX                          $ 47,570      $ 46,632     $ 52,957
=============================================================================

(1) These charges were not an element of the restructuring and reorganization plan previously described.

These charges have been classified in the statements of operations as follows:

(In thousands)                             2000         1999         1998
-------------------------------------------------------------------------
Cost of goods sold                     $ 18,187     $ 32,039     $ 22,227
Selling, general and
  administrative expenses                 3,677        6,088       21,318
Other - net                              43,147       32,594       39,462
-------------------------------------------------------------------------
                                       $ 65,011     $ 70,721     $ 83,007
=========================================================================


Charges recorded by segments were as follows:

                                                  2000
----------------------------------------------------------------------------
                                                          ASSET        OTHER
                                    RESTRUCTURING    IMPAIRMENT      UNUSUAL
(In thousands)                            CHARGES       CHARGES      CHARGES
----------------------------------------------------------------------------
Activewear                                $ 15,380     $ 18,265     $  2,627
International                                4,363       14,740        6,515
All Other                                       --           --        3,121
----------------------------------------------------------------------------
                                          $ 19,743     $ 33,005     $ 12,263
============================================================================

                                                  1999
----------------------------------------------------------------------------
                                                          Asset        Other
                                     Restructuring   Impairment      Unusual
(In thousands)                             Charges      Charges      Charges
----------------------------------------------------------------------------
Activewear                                $ 23,544     $ 16,612     $  8,174
International                                2,879        2,751        5,864
All Other                                    2,862        1,947        6,088
----------------------------------------------------------------------------
                                          $ 29,285     $ 21,310     $ 20,126
============================================================================


                                                   1998
----------------------------------------------------------------------------
                                                          Asset        Other
                                     Restructuring   Impairment      Unusual
(In thousands)                             Charges      Charges      Charges
----------------------------------------------------------------------------
Activewear                                $ 19,311     $ 25,755     $ 24,860
International                                  514          622        2,901
All Other                                       --        1,044        8,000
----------------------------------------------------------------------------
                                          $ 19,825     $ 27,421     $ 35,761
============================================================================

A summary of the activity related to the restructuring and asset impairment charges is as follows:

                       LIABILITY                           LIABILITY
                              AT        2000        2000          AT
                          JAN. 1,    EXPENSE      AMOUNT     DEC. 30,
(In thousands)              2000    INCURRED        PAID        2000
--------------------------------------------------------------------
CASH RELATED:
Exit costs related
  to facilities         $    534    $  4,596    $  5,130    $     --
Employee termination
  charges                  4,770      11,834      13,284       3,320
Other                      1,223      10,377       9,194       2,406
--------------------------------------------------------------------
                        $  6,527    $ 26,807    $ 27,608    $  5,726
====================================================================

                       Liability                           Liability
                              At        1999        1999          At
                          Jan. 2,    Expense      Amount      Jan. 1,
(In thousands)              1999    Incurred        Paid        2000
--------------------------------------------------------------------
CASH RELATED:
Exit costs related
  to facilities         $    534    $ 11,743    $ 11,743    $    534
Employee termination
  charges                  4,567      17,542      17,339       4,770
Other                      1,223       7,847       7,847       1,223
--------------------------------------------------------------------
                        $  6,324    $ 37,132    $ 36,929    $  6,527
====================================================================

                                                             Liability
                                          1998        1998          At
                                       Expense      Amount      Jan. 2,
(In thousands)                        Incurred        Paid        1999
----------------------------------------------------------------------
CASH RELATED:
Exit costs related
  to facilities                       $  4,480    $  3,946     $    534
Employee termination
  charges                                8,088       3,521        4,567
Other                                   14,697      13,474        1,223
-----------------------------------------------------------------------
                                      $ 27,265    $ 20,941     $  6,324
=======================================================================

(In thousands)                            2000        1999         1998
-----------------------------------------------------------------------
NON-CASH RELATED:
Impairment of facilities              $ 26,098    $ 28,459     $  5,180
Impairment of intangible assets          7,735          --       22,240
Other                                    4,371       5,130       28,322
-----------------------------------------------------------------------
                                      $ 38,204    $ 33,589     $ 55,742
=======================================================================

The restructuring charges in 2000 relate primarily to plant closings and the restructuring of the Russell Athletic and Woodbrook brands in Europe. Revenues and operating losses related to the Russell Athletic and Woodbrook brands in Europe were approximately $14,000,000 and $(4,500,000), respectively.

The restructuring charges in 1999 relate primarily to plant closings and the reconfiguration of distribution facilities. There were no significant revenue losses related to the 1999 restructuring charges.

Revenues and operating losses for 1998 related to discontinued businesses with separately identifiable operations were approximately $46,366,000 and $(21,032,000), respectively.

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

RESTRUCTURING CHARGES

In 2000, the Company continued to move sewing operations to a combination of Company-owned and contractor locations in Central America and Mexico. The Company closed six domestic apparel operations, one textile research facility and one yarn-manufacturing facility in 2000. During the year, approximately 1,700 employees were terminated. The Company expensed approximately $11.8 million in fiscal year 2000 for employee severance benefits, including approximately $1.3 million for workers' compensation claims from prior year employee terminations where the estimated costs were lower than actual costs. The Company also expensed $3.8 million associated with the ongoing maintenance cost of facilities that are being held for sale.

In 2000, the Company announced the restructuring of the Russell Athletic line of business in Europe, the Cross Creek brand in Australia and the Woodbrook brand in Europe.

In connection with the restructuring of these lines of business, the Company recorded $3.3 million related to the cancellation of reseller contracts and $.8 million related to leased facilities in Europe.

In 1999, the Company closed 14 domestic apparel operations and announced the closure of two manufacturing plants in Scotland. The Company also closed two yarn-manufacturing facilities and one cloth fabrication facility. Reconfiguration of distribution facilities continued throughout the year and was completed during fiscal 2000. In 1999, approximately 2,200 employees were terminated. The Company expensed approximately $17.5 million in fiscal year 1999 related to severance charges, of which approximately $3.0 million related to health insurance costs from prior year employee terminations where the estimated costs were lower than actual costs.

Also during 1999, the Company incurred approximately $4.1 million associated with the removal of equipment from a distribution facility and approximately $7.7 million associated with ongoing maintenance costs of facilities that were being held for sale during the year. On October 15, 1999, the Company announced that it would be closing its Scottish manufacturing plants in Bo'ness and Livingston. These facilities were closed by the end of fiscal 2000. Due to the ongoing impact of increased competition within the European marketplace and the fact that many of the Company's competitors source their product requirements from developing countries, the economics of maintaining a manufacturing base in Scotland were no longer viable. The Company plans to source 100% of its European product requirements from contractors or joint ventures, augmented by products exported from the United States.

During 1998, the Company began moving a substantial part of its sewing operations to a combination of owned and contractor locations in Central America and Mexico as part of its restructuring and reorganization plan to improve global competitiveness by reducing costs. The Company closed four domestic sewing facilities and reconfigured two others in 1998. In order to further control costs, the plan realigned and consolidated certain manufacturing and distribution functions and facilities to accommodate a more orderly and efficient product flow of goods throughout the manufacturing and distribution processes. The 1998 restructuring and reorganization plan called for exiting 34 Company-operated retail or outlet stores in 13 states. In total, approximately 2,000 employees were severed in 1998. The facilities closed included manufacturing plants, distribution centers and offices and retail stores. Also, as part of the plan, the Company discontinued certain licensed products in 1998 and recorded charges for the termination of the related agreements.

ASSET IMPAIRMENT CHARGES

The Company recorded asset impairment charges of $1.7 million and $13.4 million in 2000 and 1999, respectively, related to the reconfiguration of certain domestic distribution facilities. The reconfiguration is now substantially complete.

Assets held for disposal at December 30, 2000, are carried at $40.7 million and are expected to be disposed of during fiscal year 2001. Charges for impairment of assets held for disposal of $23.6 million, $7.9 million and $3.6 million were recorded in 2000, 1999 and 1998, respectively, when the facilities and equipment (primarily yarn-manufacturing and apparel assembly) were removed from operations. These assets have been written down to their fair values (less cost to sell) and depreciation has been suspended since the date they were first classified as assets held for disposal. Fair values used in recording asset impairment charges were determined by reference to third-party appraisals or internal analyses based upon recent sales prices of comparable facilities. Net gains and losses recorded during 2000 associated with sales of facilities and equipment that were being held for disposal at the beginning of fiscal year 2000 resulted in a net gain of approximately $1.3 million.

The 2000 asset impairment charges included $7.1 million to write-down building and apparel assembly assets located in Europe related to the Russell Athletic and Woodbrook brands' operations in Europe.

In 2000, the Company also recorded an impairment charge of $7.7 million to write off the remaining carrying value of goodwill associated with the European business. This charge was necessary as a result of the Company's revised undiscounted cash flow forecast for the European business performed as a result of the Company's decision to restructure the Russell Athletic and Woodbrook brands in Europe.

In 1998, the Company recorded asset impairment charges of approximately $1.6 million related to shopping center real estate held for disposal. The carrying value of these assets exceeded the estimated fair values of the assets. Fair values were determined by utilizing a combination of discounted cash flow projections, internally estimated disposal proceeds or third-party appraisals.

Asset impairment charges of $22.2 million also were recorded in 1998 for intangible assets related to discontinued trademarks and unamortized goodwill. All facilities and products acquired in these business combinations were either sold, closed or are held for sale at December 30, 2000. For goodwill associated with property and equipment, the projected future cash flow from the sale of the facilities indicated that the goodwill had no value. For other intangibles, such as trademarks, the projected cash flows were substantially reduced as a result of the restructuring and reorganization plan.

OTHER UNUSUAL CHARGES

As a result of restructuring certain product lines in 2000, the Company recorded charges of $3.6 million to reduce the carrying value of discontinued inventories to their estimated net realizable values. The Company also recorded $4.8 million of miscellaneous other unusual charges, of which $3.0 million relates to the cost of restructuring the Russell Athletic line of business in Europe. In addition, the Company incurred an additional $3.1 million of cost associated with the move to Atlanta for the establishment of its dual headquarters.

The Company recorded special charges of $5.0 million during fiscal year 1999 to reduce the carrying value of discontinued inventories (primarily in Europe) to their estimated net realizable values. As plans were finalized in 1999 to close plants, the Company recorded an additional provision for depreciation of $7.1 million with respect to planned facility closures that had not been announced. In addition, the Company incurred $6.1 million of costs associated with the move to Atlanta for the establishment of its dual headquarters.

As a result of exiting certain products, brands and trademarks, the Company recorded special charges in 1998 to reduce the carrying value of discontinued inventory to its estimated net realizable value. The inventory consisted primarily of headwear products under a discontinued brand, items held at retail locations and inventory produced to satisfy the terms of certain licensing agreements, which the Company terminated.

During fiscal year 1998, management implemented more stringent credit and collection policies that significantly restrict shipments to slow paying customers and intensify and accelerate collection efforts through agencies and other means. In connection with implementation of the new policies, the Company recorded a charge of approximately $11.1 million to write off affected customer accounts receivable.

The Company also recorded charges of approximately $8.0 million during fiscal year 1998 related to the retirement and subsequent replacement of the Chairman, President and Chief Executive Officer of the Company, which was not an element of the 1998 restructuring and reorganization plan. These charges are included in selling, general and administrative expenses.

2000 ANNUAL REPORT - RUSSELL CORPORATION AND SUBSIDIARIES

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

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS

The Company evaluates performance and allocates resources based on profit or loss from operations before interest, income taxes, restructuring, reorganization and other unusual charges (Segment EBIT). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that inventories are valued at standard cost at the segment level, where as a substantial portion of inventories are valued on a Last-In, First-Out (LIFO) basis in the consolidated financial statements. Intersegment transfers are recorded at the Company's cost; there is no intercompany profit or loss on intersegment transfers. During fiscal year 1998, the Company did not allocate assets to segments but did allocate depreciation for the purpose of determining segment EBIT. Accordingly, segment asset data is not available for fiscal year 1998.

SEGMENT FINANCIAL INFORMATION
FOR THE YEAR ENDED DECEMBER 30, 2000

(In thousands)          Activewear     International      All Other         Total
------------------------------------------------------------------------------------
Net sales              $    967,835    $    110,393     $    139,350    $  1,217,578
Depreciation and
  amortization
  expense                    48,343           2,268            4,034          54,645
Segment EBIT (loss)         136,278          (7,829)          21,962         150,411
Total assets                969,644          84,012           99,504       1,153,160
2000 purchases of
  long-lived assets          56,204           1,421            1,832          59,457

SEGMENT FINANCIAL INFORMATION
FOR THE YEAR ENDED JANUARY 1, 2000

(In thousands)           Activewear    International      All Other        Total
------------------------------------------------------------------------------------
Net sales              $    878,072    $    123,701     $    140,461    $  1,142,234
Depreciation and
  amortization
  expense                    49,251           2,680            4,811          56,742
Segment EBIT                114,084           9,154           19,426         142,664
Total assets                947,401         114,013           91,717       1,153,131
1999 purchases of
 long-lived assets           49,368           1,616            2,392          53,376

SEGMENT FINANCIAL INFORMATION
FOR THE YEAR ENDED JANUARY 2, 1999

(In thousands)           Activewear    International       All Other           Total
------------------------------------------------------------------------------------
Net sales              $    908,826    $    126,332     $    144,960    $  1,180,118
Depreciation and
  amortization
  expense                    66,445           3,199            4,724          74,368
Segment EBIT (loss)         101,518          (4,603)          19,640         116,555

RECONCILIATION OF SEGMENT EBIT
TO CONSOLIDATED PRE-TAX INCOME (LOSS)

(In thousands)                       2000          1999          1998
---------------------------------------------------------------------
Total segment EBIT              $ 150,411     $ 142,664     $ 116,555
Restructuring, asset
  impairment and other
  unusual charges                 (65,011)      (70,721)      (83,007)
Unallocated amounts:
  Corporate expenses              (20,263)      (23,182)      (16,605)
  Inventory cost adjustments          341          (371)          616
  Interest expense                (32,401)      (28,060)      (27,824)
Income (loss) before
  income taxes                  $  33,077     $  20,330     $ (10,265)

GEOGRAPHIC INFORMATION

(In thousands)                   2000            1999             1998
-------------------------------------------------------------------------
NET SALES:
United States                 $ 1,107,185    $ 1,018,533      $ 1,053,786
Europe                             85,751        101,496          104,341
Other foreign countries            24,642         22,205           21,991
-------------------------------------------------------------------------
Consolidated total            $ 1,217,578    $ 1,142,234      $ 1,180,118
=========================================================================


(In thousands)                                    2000            1999
-------------------------------------------------------------------------
LONG-LIVED ASSETS:
United States                                $   447,177      $   464,953
Europe                                             5,261           17,046
Other foreign countries                              570              601
-------------------------------------------------------------------------
Consolidated total                           $   453,008      $   482,600
=========================================================================

Revenues are attributed to countries based on the location of customers.

MAJOR CUSTOMER

Net sales to Wal-Mart represent approximately 17.9%, 19.4% and 19.0% of the Company's consolidated net sales for fiscal 2000, 1999 and 1998, respectively.

NOTE 12 ACQUISITIONS

On March 8, 2000, the Company announced the acquisition of apparel rights from Haas Outdoors, Inc., and the formation of Mossy Oak Apparel Company, a wholly owned subsidiary. The $20.6 million acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over the net assets acquired, approximately $12.7 million, was recorded as an intangible (license agreement) asset. The consolidated statements of operations include the results of operations for Mossy Oak Apparel Company subsequent to March 8, 2000.

On April 13, 2000, the Company announced the acquisition of the worldwide rights to the Discus and Discus Athletic brands for $2.8 million. This transaction was accounted for as the purchase of brand rights.


On September 5, 2000, the Company announced the acquisition of A&C International, which designs, sources, markets and distributes a broad line of woven casual apparel. The transaction of approximately $13.5 million was accounted for using the purchase method. The excess of the purchase price over net assets acquired, approximately $11.1 million, was recorded as goodwill. The goodwill will be amortized using the straight-line method over 15 years. The consolidated statements of operations include the results of operations of the acquired business from the date of acquisition.

NOTE 13 SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data):

                                       QUARTER ENDED
-----------------------------------------------------------------------
YEAR ENDED
DECEMBER 30, 2000          APRIL 2      JULY 2      OCT. 1     DEC. 30
-----------------------------------------------------------------------
Net sales                 $ 251,982   $ 282,462   $ 356,909   $ 326,225
Gross profit                 64,685      73,246     105,225      97,696
Net income                      466       2,472         526      11,051
Net income
 per common share:
 Basic                    $     .01   $     .08   $     .02   $     .35
 Diluted                  $     .01   $     .07   $     .02   $     .34
Special charges,
 described in Note 10,
 on an after-tax basis
 that are included
 in the above net
 income                   $   5,608   $   4,917   $  25,250   $  11,795


                                       Quarter ended
-----------------------------------------------------------------------
Year ended
January 1, 2000            April 4      July 4     Oct. 3       Jan. 1
-----------------------------------------------------------------------
Net sales                 $ 233,177   $ 260,449   $ 344,915   $ 303,693
Gross profit                 56,382      60,673     103,429      76,789
Net income (loss)           (14,351)      1,443      19,937       1,359
Net income (loss)
 per common share:
 (basic and diluted)      $    (.41)  $     .04   $     .60   $     .04
Special charges,
 described in Note 10,
 on an after-tax basis
 that are included
 in the above net
 income (loss)            $  17,941   $   4,570   $   3,964   $  20,157

2000 ANNUAL REPORT -- RUSSELL CORPORATION AND SUBSIDIARIES

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
AND SHAREHOLDERS

RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of December 30, 2000, and January 1, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at December 30, 2000, and January 1, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

February 2, 2001
Birmingham, Alabama



46