Form 10-K, Exhibit 13
period 2003-01-04
RUSSELL CORP
filed 2003-03-26
CIK 85812

                                                                    EXHIBIT (13)

FINANCIAL

                                     REVIEW
RUSSELL CORPORATION AND SUBSIDIARIES

                           22
                           Ten-Year Selected Financial Highlights

                           24
                           Management's Discussion and Analysis

                           37
                           Consolidated Balance Sheets

                           38
                           Consolidated Statements of Operations

                           39
                           Consolidated Statements of Cash Flows

                           40
                           Consolidated Statements of Stockholders' Equity

                           41
                           Notes to Consolidated Financial Statements

                           62
                           Report of Ernst & Young LLP, Independent Auditors

                           INSIDE BACK COVER
                           Corporate Information

RUSSELL CORPORATION AND SUBSIDIARIES

                TEN-YEAR SELECTED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except Common Stock Data and Financial Statistics)      2002              2001              2000
--------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales(a)                                                                $1,164,328        $1,160,925        $1,226,328
Cost of goods sold(a)                                                          825,763           894,018           885,476
Earnings before interest and taxes ("EBIT")(b)                                 104,971           (54,269)           65,478
Interest expense                                                                30,246            32,324            32,401
Income (loss) before income taxes(b)                                            74,725           (86,593)           33,077
Income tax (benefit) provision(b)                                               27,798           (31,107)           18,562
Net income (loss) applicable to common shares(b)(d)                             34,306           (55,486)           14,515
--------------------------------------------------------------------------------------------------------------------------

FINANCIAL DATA
Depreciation and amortization                                               $   45,061        $   49,408        $   54,645
Net income (loss) plus depreciation and amortization(d)                         79,367            (6,078)           69,160
Capital expenditures                                                            28,343            48,975            59,457
Working capital                                                                385,118           401,816           471,414
Long-term debt, less current maturities                                        265,000           310,936           384,211
Stockholders' equity                                                           467,253           454,231           525,940
Capital employed                                                               732,253           765,167           910,151
Total assets                                                                   963,115           995,170         1,153,160
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
Net income (loss) assuming dilution(b)(d)                                   $     1.06        $    (1.74)       $      .44
Dividends                                                                          .16               .46               .56
Book value                                                                       14.52             14.19             16.49
Price range:
   High                                                                          19.55             20.84             22.94
   Low                                                                           13.14             11.02             12.13
--------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATISTICS
Net sales divided by:
   Receivables(c)                                                                  7.4               6.4               6.3
   Inventories(c)                                                                  3.5               3.0               3.1
   Capital employed(c)                                                             1.6               1.4               1.3
Interest coverage(b)                                                               3.5              (1.7)              2.0
Income (loss) before income taxes as a percent of sales(b)                         6.4%             (7.5)%             2.7%
Net income (loss) as a percent of sales(b)(d)                                      2.9%             (4.8)%             1.2%
Net income (loss) as a percent of stockholders' equity (b)(c)(d)                   7.4%            (11.3)%             2.7%
--------------------------------------------------------------------------------------------------------------------------

OTHER DATA
Net common shares outstanding (000s omitted)                                    32,186            32,008            31,896
Approximate number of common shareholders                                        9,000             8,800             8,000

(a) Fiscal 1999, 2000, 2001 and 2002 include costs associated with outbound freight as cost of goods sold in accordance with EITF 00-10, as described in Note 1 to the Consolidated Financial Statements. These freight costs for fiscal 1999, 2000, 2001 and 2002 were $6,630,000, $8,750,000, $9,622,000 and $9,451,000, respectively. Fiscal 1992 through 1998 include such costs as a reduction of net sales.

(b) Fiscal 1993 includes a noncash, pre-tax charge of $34,583,000 associated with the write-down of certain fixed assets and goodwill. The after-tax impact of this write-down on 1993 earnings was ($.56) per common share. Fiscal 1998, 1999, 2000 and 2001 include pre-tax charges of $83,007,000, $70,721,000, $65,011,000 and $144,092,000, respectively, associated with restructuring, asset impairment and other unusual charges as described under the "Multi-Year Restructuring and Reorganization Plan" section of Management's Discussion and Analysis of Financial Condition and Results of Operations. The after-tax impact of these charges on 1998, 1999, 2000 and 2001 earnings was ($1.46), ($1.38), ($1.46) and ($2.88), respectively, per common share.

(c)  Average of amounts at beginning and end of each fiscal year.

(d) Fiscal 2002 includes an extraordinary pre-tax charge of $20,100,000 ($12,621,000, net of tax) associated with the termination and early retirement of long-term indebtedness as described in Note 2 to the Consolidated Financial Statements. The after-tax impact of this charge on 2002 earnings was ($.39) per common share.

   1999             1998             1997            1996             1995             1994             1993
----------------------------------------------------------------------------------------------------------------
$1,148,864     $  1,180,118     $  1,228,198    $  1,244,204     $   1,152,633      $1,098,259       $   930,787
   851,591          878,106          857,531         846,166           816,834         739,700           613,325
    48,390           17,559          116,517         155,283           109,431         147,019            97,665
    28,060           27,824           28,165          25,738            21,698          19,434            16,948
    20,330          (10,265)          88,352         129,545            87,733         127,585            80,717
    11,942              114           33,904          47,969            33,616          48,759            31,619
     8,388          (10,379)          54,448          81,576            54,117          78,826            49,080
----------------------------------------------------------------------------------------------------------------

$   63,891     $     74,368     $     74,421    $     72,226     $      68,010      $   67,042       $    66,226
    72,279           63,989          128,869         153,802           122,127         145,868           115,306
    53,376           72,864           72,926         114,031            86,556          38,562            83,979
   460,041          435,819          501,431         412,591           438,070         310,330           277,993
   377,865          323,043          360,607         255,935           287,878         144,163           163,334
   549,342          614,771          665,602         679,823           632,558         628,662           587,651
   927,207          937,814        1,026,209         935,758           920,436         772,825           750,985
 1,153,131        1,153,564        1,247,962       1,195,180         1,118,164       1,046,577         1,017,044
----------------------------------------------------------------------------------------------------------------

$      .25     $       (.29)    $       1.47    $       2.11     $        1.38      $     1.96       $      1.19
       .56              .56              .53             .50               .48             .42               .39
     16.74            17.31            18.25           17.87             16.34           15.84             14.54

     25.12            33.88            38.38           33.75             31.25           32.63             36.87
     12.13            18.00            25.00           23.13             22.00           24.00             26.00
----------------------------------------------------------------------------------------------------------------

       6.2              5.6              5.3             5.5               5.3             5.6               5.3
       3.0              3.2              3.4             3.7               3.8             3.9               3.7
       1.2              1.2              1.3             1.3               1.4             1.4               1.2
       1.7               .6              4.1             6.0               5.0             7.6               5.8
       1.8%             (.9)%            7.2%           10.4%              7.6%           11.6%              8.7%
        .7%             (.9)%            4.4%            6.6%              4.7%            7.2%              5.3%
       1.4%            (1.6)%            8.2%           12.4%              8.6%           13.0%              8.5%
----------------------------------------------------------------------------------------------------------------

    32,814           35,519           36,463          38,049            38,715          39,689            40,405
     8,000            8,000           10,100          12,300            12,300          13,000            13,000

RUSSELL CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

We are a leading branded athletic, activewear and outdoor company with over a century of success in marketing athletic uniforms, apparel and accessories for a wide variety of sports, outdoor and fitness activities. Our brands include:
Russell Athletic(R), JERZEES(R), Mossy Oak(R), Cross Creek(R), Discus(R), and Moving Comfort(R). On February 6, 2003, we acquired the majority of the assets of Bike Athletic Company. Bike's products include athletic supporters, knee and elbow pads, braces, protective equipment, team uniforms, and performance apparel.

We design, market and manufacture or source a variety of apparel products including fleece, t-shirts, casual shirts, jackets, athletic shorts, socks and camouflage attire for men, women, boys and girls. We are a leading supplier of team uniforms and related apparel to college, high school and organized sports teams. We are also the official uniform supplier of 15 Major League Baseball(R) teams, including the Atlanta Braves, New York Yankees, San Francisco Giants, and Seattle Mariners. In addition, we are the official uniform supplier to the U.S. Olympic baseball team and Little League Baseball and an official uniform supplier to Minor League Baseball. The Russell name has been associated with high-quality apparel for more than 100 years and with team uniforms since 1932.

We operate our business in two segments: Domestic Activewear and International Activewear. Domestic Activewear is further aligned by distribution channel:
Russell Athletic, Mass Retail and Artwear/Careerwear. The International Activewear business sells our products in more than 40 countries.

CRITICAL ACCOUNTING POLICIES

The following discussion and analysis of our financial condition, results of operations, liquidity and capital resources are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, long-lived assets, deferred income taxes, restructuring reserves, pensions and other post-retirement benefits, contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

REVENUE RECOGNITION. We recognize revenues, net of estimated sales returns, discounts and allowances, when goods are shipped, title has passed, the sales price is fixed and collectibility is reasonably assured. Substantially all of our sales reflect FOB ("free-on-board") shipping point terms.

We record provisions for estimated sales returns and allowances on sales in the same period as the related sales are recorded. These estimates are based on historical sales returns, analyses of credit memo data and other known factors. If the historical data we use to calculate these estimates do not properly reflect future returns, net sales could either be understated or overstated.

TRADE ACCOUNTS RECEIVABLE. Trade accounts receivable consists of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer. Furthermore, these judgments must be continuously evaluated and updated. For example, we increased our reserve in the fourth quarter of fiscal 2001 and in the third quarter of 2002 to reflect estimated losses related to Kmart Corporation ("Kmart"). If the financial condition of other customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods. On the other hand, if our ultimate recovery on prepetition receivables from Kmart or other accounts we have reserved or written off exceeds our estimates, we may need to decrease our reserves in the future.

INVENTORIES. Inventories are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out
(LIFO) method. We write down obsolete and unmarketable inventories to their estimated net realizable value based upon, among other things, assumptions about future demand and market conditions. If actual market conditions are less favorable than we project, additional inventory write-downs may be required. As part of our restructuring and reorganization program announced in July 1998 and discussed later, we recorded significant charges to write down discontinued product lines to their net realizable values. It is possible that further write-downs may be necessary in the future. In 2002, we recorded a LIFO charge of $10.3 million, or $.20 per share (of which $6.0 million, or $.12 per share, related to the liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with our current manufacturing costs) due to lower inventory levels and lower per-unit manufacturing costs.

DEFERRED TAX ASSETS. We record a valuation allowance to reduce deferred tax assets to the amount that we believe is likely to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we determine that we will not be able to realize all or part of our net deferred tax assets in the future, we would make an adjustment to increase our valuation allowance for deferred tax assets and that adjustment would be charged to income in the period that we make the determination. Likewise, if we determine that we will be able to realize more of our deferred tax assets than we currently expect, we would adjust our deferred tax assets, which would have the effect of increasing income in the period that we make the determination. We recorded $2.6 million, $2.8 million and $4.0 million of valuation allowances related to net deferred tax assets (primarily foreign and state net operating loss carryforwards) in fiscal 2002, 2001 and 2000, respectively. At the end of fiscal 2002, our total valuation allowance amounted to $13.5 million.

IMPAIRMENT AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. We estimate the depreciable lives of property, plant and equipment based on the period over which the assets will be of economic benefit to us.

On December 30, 2001, we adopted FASB Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under SFAS No. 144, we review these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Most of our property, plant and equipment are employed in integrated manufacturing and distribution processes. Accordingly, we ordinarily cannot assess impairment of assets held for use at the individual asset level, but rather we aggregate them into logical groups for purposes of testing whether they are impaired. When we identify assets that will be taken out of service through the ordinary course of replacement and modernization or through restructuring activities, we shorten the remaining useful lives and adjust the salvage values, as appropriate, to recognize depreciation over the shortened remaining estimated useful lives. Otherwise, we classify assets as held for sale and write down the carrying value to their estimated net realizable values when we formulate a plan of disposal and there is no operational requirement to continue their use. We periodically evaluate the carrying values of assets held for sale to determine whether revisions are needed to reflect changed circumstances, including market conditions. Although we believe we have appropriately reduced the carrying value of assets held for sale to their estimated recoverable amounts, net of disposal costs, actual results could be different, and our results of operations in future periods could reflect gains or losses on those assets.

IMPAIRMENT AND AMORTIZATION OF INTANGIBLE ASSETS. On December 30, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which resulted in an increase to net income of $1.1 million ($.03 per share) in 2002 due to the elimination of amortization of goodwill and indefinite-lived intangible assets. Under SFAS No. 142, amortization of goodwill is eliminated, however an annual impairment test of goodwill is required using a two-step impairment test. The first step determines if goodwill is impaired by comparing the fair value of the reporting unit as a whole to the book value. If a deficiency exists, the second step measures the amount of the impairment loss as the difference between the implied fair value of goodwill and its carrying value. In performing these annual impairment tests, we make assumptions regarding estimated future cash flows and other factors to determine whether the carrying values are impaired, and then, if impaired, to determine the amount of any impairment loss required to reduce the carrying value to fair value. If these estimates or assumptions change, we may be required to record impairment charges for these assets.

Purchased intangibles with indefinite economic lives are tested for impairment annually using a lower of cost or fair value approach. In determining whether an intangible has an indefinite life, we consider the expected use of the asset, the expected useful lives of other assets to which the asset may relate; any legal, regulatory, or contractual provisions; the level of maintenance expenditures required to obtain the expected future cash flows from the asset; and the effects of obsolescence, demand and other economic factors. In performing these annual impairment tests, we make assumptions regarding estimated future cash flows and other factors to determine whether the carrying values are impaired, and then, if impaired, to determine the amount of any impairment loss required to reduce the carrying value to fair value. If these estimates or assumptions change, we may be required to record impairment charges for these assets.

RUSSELL CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]

Other intangibles continue to be amortized over their useful lives, ranging from 15 to 40 years, and reviewed for impairment using a process similar to that used to evaluate property, plant and equipment.

PENSION BENEFITS. We account for defined benefit pension plans in accordance with SFAS No. 87, Employers' Accounting for Pensions, which requires us to recognize pension costs and liabilities based on an actuarial evaluation. Inherent in these valuations are key assumptions including the discount rate at which the pension obligations could be effectively settled, the anticipated rate of future salary increases, and the assumed long-term rate of return on plan assets. In determining the discount rate, we utilize the yield on high-quality fixed-income investments currently available. The salary increase assumption is based upon the historical experience and anticipated future management actions. The assumed long-term rate of return on plan assets is based upon the anticipated average rate of earnings on the invested funds of the pension plan. Periodic changes in these key assumptions could have a significant impact on the amount of recorded pension liabilities and on future pension benefit costs, even though, SFAS No. 87 permits the effects of the performance of the pension plan's assets and changes in pension assumptions on our computation of pension expense be amortized over future periods. For instance, given the recent decreases in interest rates and the significant declines in the actual return on our plan assets over the last three years, we plan to decrease the discount rate from 7.25% in 2002 to 6.75% in 2003 and decrease the assumed long-term rate of return from 9.5% in 2002 to 8.5% in 2003. We expect the changes in these assumptions, offset somewhat by the change in the salary increase assumption from 4.0% in 2002 to 3.5% in 2003, will result in a $2.6 million increase in pension expense in fiscal year 2003.

In addition to the impact on assumption changes, the significant declines in the actual return on plan assets have resulted in our recognition of an additional pension liability in our 2002 consolidated balance sheet and a charge to stockholders' equity of approximately $17.9 million after tax.

RESTRUCTURING. With respect to our multi-year restructuring and reorganization program announced in 1998 and discussed in detail in the following section, our consolidated balance sheets reflect estimates related to those restructuring and reorganization activities. We did not record any special charges in 2002. However, during 2002 we settled some of our estimated restructuring liabilities for more or less than the amounts accrued in prior periods. We also sold some of our idle assets for more than we estimated, and we revised carrying values of certain properties downward in 2002 to reflect difficult market conditions. On a net basis, the differences between actual and estimated recoveries and settlements and our revised estimates substantially offset in 2002. At the end of fiscal 2002, we have approximately $2.3 million in remaining restructuring liabilities. Our estimates for these costs could change if the actual costs of termination benefits or other exit costs are different from our expectations. We also had 10 idled properties remaining to be sold, which are reflected on our consolidated balance sheet at approximately $15.0 million, representing our best estimates of ultimate selling prices less disposal costs. We wrote these assets down to their estimated fair values (less cost to sell) and suspended recording depreciation on these properties when we first classified them as assets held for disposal. We determined our estimated fair values, in most cases, by reference to third-party appraisals, and, in certain cases, we performed internal analyses based upon recent sales prices of comparable facilities (when available). We have revised our initial estimates as needed based on changed circumstances. Although we do not anticipate further significant changes, the actual proceeds from the sales of these facilities and the actual costs to dispose of these assets may differ from our current estimates, which would require us to recognize a non-operating charge or credit to future earnings.

STOCK COMPENSATION. Awards under our incentive compensation plans (as more fully described in Note 7 to the consolidated financial statements) may include incentive stock options, non-qualified stock options, reload stock options and restricted shares. These awards are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. On January 5, 2003, we adopted SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation, as amended by SFAS No. 148. We also adopted the prospective transition provisions of SFAS No. 148. Therefore, the adoption of SFAS No. 123 will have no effect on our historical results of operations or on our financial position as of January 4, 2003. However, in future years we will recognize compensation expense based on the fair value of all forms of stock compensation. Because we will apply this new method only to future grants and awards, we cannot predict at this time what the impact will be on our future results of operations.

MULTI-YEAR RESTRUCTURING AND REORGANIZATION PLAN

In July 1998, we adopted a restructuring and reorganization program with the objective of (1) transitioning our company from a manufacturing-driven business to a consumer-focused organization that markets branded apparel products and (2) creating an efficient, low-cost operating structure with the flexibility to take advantage of future opportunities to reduce our costs. The plan originally called for the closing of a number of our world-wide facilities, which included selected manufacturing plants, distribution centers and offices; expanding production outside the United States; consolidating and downsizing the licensed products businesses; disposing of owned shopping-center real estate; reorganizing the corporate structure; and other cost-savings activities. The plan also called for the establishment of a dual headquarters in Atlanta, GA, in addition to Alexander City, AL. In July 2001, we announced an extension of this program to align the organization by distribution channel to provide stronger customer service, supply chain management, and more cost-effective operations.

As a result of our restructuring and reorganization program: (1) 100% of our yarn requirements are now purchased from Frontier Yarns, LLC, our 45.3% owned yarn joint venture, Frontier Spinning Mills, Inc., our joint venture partner, and other third-party suppliers; (2) we reduced our U.S. employee base by approximately 65% from 16,200 in 1998 to 5,700 at the end of 2001; (3) the percentage of products sourced, excluding socks, has increased to approximately 26% in 2002 from 5% in 1998; and (4) over 99% of our products (excluding socks) sold are now assembled offshore, compared to approximately 8% in 1997. We also closed 35 facilities and exited unprofitable businesses and product lines representing approximately $150 million of sales as measured by the last full year of operations for each business. The cost savings associated with these initiatives were the primary drivers of improved gross margins in fiscal years 1999, 2000 and 2002. Although we experienced cost savings in fiscal 2001, these savings were more than offset by the adverse effects of pricing pressures (primarily in our artwear and mass retail products), curtailed production schedules to reduce inventory, higher cotton costs, higher costs associated with adding product features, and higher energy costs. In total, we incurred $234.1 million in after-tax charges related to this program, all of which were recognized in our consolidated statements of operations in 1998 through 2001.

The following is a summary of our restructuring activities since the adoption of the plan in July 1998 and the related restructuring, asset impairment and other unusual activities ("special charges") associated with those charges from the inception of the plan in 1998 to 2002.

1998 RESTRUCTURING ACTIVITIES. During 1998, we began moving a substantial part of our sewing and assembly operations to facilities primarily in Central America and Mexico owned by us and by third parties. In connection with this transition, we closed four domestic sewing and assembly facilities and reconfigured two others. To further control costs, we realigned and consolidated certain manufacturing and distribution functions and facilities to achieve a more orderly and efficient product flow of goods throughout the manufacturing and distribution process. We also closed 34 retail or outlet stores and two distribution centers, and we terminated approximately 2,000 employees. We also discontinued certain licensed products and recorded charges for the termination of the related agreements. These 1998 charges are more fully described in our fiscal 2000 Annual Report under Note 10 to the consolidated financial statements.

1999 RESTRUCTURING ACTIVITIES. During 1999, we closed 14 domestic sewing and assembly facilities, as well as two yarn-manufacturing facilities and one cloth-fabrication facility. We continued the reconfiguration of a major distribution facility, which was substantially completed by the end of 1999. Additionally, on October 15, 1999, we announced the closing of our Scottish manufacturing plants in Bo'ness and Livingston, which were closed by the end of fiscal 2000. The economics of maintaining a manufacturing base in Scotland were no longer viable because of the ongoing impact of increased competition within the European marketplace and because many of our competitors sourced their product requirements from developing countries. Since the closure of our Scottish manufacturing facilities, we have sourced substantially all of our European apparel product requirements from contractors. We also terminated approximately 450 employees. In addition, we established our dual headquarters in Atlanta, GA. These 1999 charges are more fully described in our fiscal 2001 Annual Report under Note 9 to the consolidated financial statements.

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

2001 RESTRUCTURING ACTIVITIES. During 2001, we announced further revisions to the scope of our 1998 restructuring and reorganization program, including:

CORPORATE REALIGNMENT. We began the realignment of our organizational structure by distribution channel (rather than by brand) to provide stronger customer service, supply chain management and more cost-effective operations. As part of this reorganization, the Cross Creek apparel artwear business, headquartered in Mt. Airy, North Carolina, was consolidated with our artwear business headquartered in Atlanta, GA. The Cross Creek private label business and textile operations remain at Mt. Airy. We also announced the discontinuance of direct selling of the Cross Creek brand through golf pro-shops and department stores and announced our intention to pursue a third-party licensing strategy for this direct business channel.

We continue to sell the Cross Creek brand through our Artwear/ Careerwear business line, which is this brand's principal channel of distribution. Approximately 300 positions were eliminated in connection with these restructuring activities.

RUSSELL CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]

YARN OPERATIONS. We closed four yarn-spinning facilities, terminated approximately 400 domestic employees and entered into a joint venture agreement with Frontier Spinning Mills, Inc. (Note 8). On December 28, 2001, we established a joint venture company, Frontier Yarns, LLC ("Frontier Yarns") in which we have a minority position. As part of this transaction, we agreed to sell or lease our remaining yarn spinning assets and transfer most of our remaining yarn employees to Frontier Yarns, which now supplies most of our yarn needs.

2002 RESTRUCTURING ACTIVITIES. We did not record any special charges in 2002. However, during 2002 we settled some of our estimated restructuring liabilities for more or less than the amounts accrued in prior periods. We also sold some of our idle assets for more than we estimated, and we revised carrying values of certain properties downward in 2002 to reflect difficult market conditions. On a net basis, the differences between actual and estimated recoveries and settlements and our revised estimates substantially offset in 2002.

Over the period from 1998 to 2001 as we implemented our multi year restructuring and reorganization plan, we incurred a total of $354.8 million in pre-tax charges, $234.1 million (on an after-tax basis), of which $131.6 million was cash related. These charges primarily consisted of employee severance, exit costs and asset impairment losses.

These charges have been classified in our consolidated statements of operations as follows:

      Fiscal Year                Total   2002   2001    2000    1999   1998
----------------------------------------------------------------------------
(In millions)
Cost of goods sold              $116.2   $ --  $ 43.8  $18.2   $32.0   $22.2
Selling, general and
      administrative expenses     24.7     --     1.6    3.7     6.1    13.3
Other - net                      213.9     --    98.7   43.1    32.6    39.5
----------------------------------------------------------------------------
Total before taxes               354.8     --   144.1   65.0    70.7    75.0
============================================================================
Total after taxes                234.1     --    91.9   47.6    46.6    48.0
============================================================================
Cash related                     131.6     --    48.4   26.8    37.1    19.3
Non-cash related                $223.2   $ --  $ 95.7  $38.2   $33.6   $55.7

We substantially completed our multi-year restructuring and reorganization program in 2001. At the end of fiscal 2002, we had $2.3 million in remaining restructuring liabilities, which we expect will be substantially paid in fiscal 2003. Although the majority of the facilities idled by our restructuring initiatives have been disposed of, we have 10 idle properties remaining to be sold, which are reflected in our balance sheet at $15.0 million. This value represents our best estimate of future selling prices less disposal costs. We expect most, if not all, of these properties will be sold in 2003; however, given current market conditions, it may take longer to liquidate some of these properties. In 2002, we decreased the carrying value of some of these properties by $5.4 million to reflect difficult market conditions for industrial and warehouse properties in the geographic areas where these properties are located; however, these write-downs were offset by $5.8 million of gains realized on sales of properties and equipment that we had written down in prior years. We do not anticipate incurring any further charges related to our multi-year restructuring and reorganization program, other than to the extent our estimated restructuring liabilities and the carrying value of idled assets differ from the amounts ultimately realized upon settlement of the liabilities and sale of the assets.

RESULTS OF OPERATIONS

Our results of operations are affected by numerous factors, including competition, general economic conditions, seasonal variation, raw material costs, mix of products sold and plant utilization. Typically, demand for our products is higher during the third and fourth quarters of each fiscal year. Changes in the weather also affect the demand for our products, particularly for our fleece products. In addition, some of our athletic and activewear products are generally available from multiple sources and our customers often purchase products from more than one source. To remain competitive, we review and adjust our pricing structure from time to time.

Our product mix affects our overall gross profit margin. Additionally, plant utilization levels are important to our profitability because a substantial portion of our total production cost is fixed. The cost of yarn is a significant component of our cost of goods sold. As a result of our restructuring and reorganization program, in 2002, we began purchasing all of our yarn from Frontier Yarns, Frontier Spinning Mills, Inc., and other third-party suppliers. Yarn prices fluctuate principally as a result of supply and demand in the yarn and raw cotton markets. Furthermore, fluctuations in petroleum prices can influence the prices of chemicals, dyestuffs and polyester yarn. Accordingly, we adjust the timing and size of our raw material purchases when necessary to minimize the impact of these market forces and pricing fluctuations.

The following information is derived from our audited consolidated statements of operations for our fiscal years ended January 4, 2003 (fiscal 2002), December 29, 2001 (fiscal 2001) and December 30, 2000 (fiscal 2000).

                Fiscal Year                                   2002                    2001                2000
------------------------------------------------------------------------------------------------------------------
(Dollars in millions)
Net sales                                            $1,164.3       100.0%    $1,160.9   100.0%   $1,226.3   100.0%
Cost of goods sold                                      825.8        70.9%       894.0    77.0%      885.5    72.2%
------------------------------------------------------------------------------------------------------------------
Gross profit                                            338.5        29.1%       266.9    23.0%      340.8    27.8%
Selling, general and administrative expenses            235.8        20.3%       226.5    19.5%      230.0    18.8%
Other - net                                              (2.2)       (0.2)%       94.7     8.2%       45.4     3.7%
------------------------------------------------------------------------------------------------------------------
Earnings (loss) before interest and taxes (EBIT)        104.9         9.0%       (54.3)   (4.7)%      65.4     5.3%
Interest expense                                         30.2         2.6%        32.3     2.8%       32.4     2.6%
------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        74.7         6.4%       (86.6)   (7.5)%      33.0     2.7%
Provision (benefit) for income taxes                     27.8         2.4%       (31.1)   (2.7)%      18.5     1.5%
------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                  46.9         4.0%       (55.5)   (4.8)%      14.5     1.2%
------------------------------------------------------------------------------------------------------------------
Extraordinary item, net of tax                          (12.6)       (1.1)%         --      --          --      --
------------------------------------------------------------------------------------------------------------------
Net (loss) income                                    $   34.3         2.9%    $  (55.5)   (4.8)%  $   14.5     1.2%
==================================================================================================================

SPECIAL CHARGES. The following represents special charges associated with our restructuring and reorganization plan for 2000 through 2002. Although there was no impact on earnings in 2002 for special charges, adjustments were made to the carrying value of assets and restructuring reserves. See Note 9 to the consolidated financial statements for further details and discussion related to these charges and adjustments.

Fiscal Year                                                                               2002      2001     2000
------------------------------------------------------------------------------------------------------------------
(In millions)
Cost of goods sold                                                                        $ --     $ 43.8    $18.2
Selling, general and administrative expenses                                                --        1.6      3.7
Other - net                                                                                 --       98.7     43.1
------------------------------------------------------------------------------------------------------------------
                                                                                            --      144.1     65.0
Benefit for income taxes                                                                    --      (52.2)   (17.4)
------------------------------------------------------------------------------------------------------------------
Net special charges                                                                       $ --     $ 91.9    $47.6
==================================================================================================================

UNAUDITED PRO FORMA RESULTS OF OPERATIONS. The following represents our consolidated statements of operations adjusted to remove the impact of the special charges described above. We have provided this pro forma information to make comparisons of our operating results for 2002 (which did not reflect any net special charges) more meaningful in relation to prior years.

Fiscal Year                                                   2002                    2001               2000
------------------------------------------------------------------------------------------------------------------
(Dollars in millions)
Net sales                                            $1,164.3       100.0%    $1,160.9   100.0%   $1,226.3   100.0%
Cost of goods sold                                      825.8        70.9%       850.2    73.2%      867.3    70.7%
------------------------------------------------------------------------------------------------------------------
Gross margin                                            338.5        29.1%       310.7    26.8%      359.0    29.3%
Selling, general and administrative expense             235.8        20.3%       224.9    19.4%      226.3    18.5%
Other - net                                              (2.2)       (0.2)%       (4.0)   (0.3)%       2.3     0.2%
------------------------------------------------------------------------------------------------------------------
Earnings before interest and taxes (EBIT)               104.9         9.0%        89.8     7.7%      130.4    10.6%
Interest expense                                         30.2         2.6%        32.3     2.7%       32.4     2.6%
------------------------------------------------------------------------------------------------------------------
Income before income taxes                               74.7         6.4%        57.5     5.0%       98.0     8.0%
Provision for income taxes                               27.8         2.4%        21.1     1.9%       35.9     2.9%
------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                         46.9         4.0%        36.4     3.1%       62.1     5.1%
------------------------------------------------------------------------------------------------------------------
Extraordinary item, net of tax                          (12.6)       (1.1)%         --      --          --      --
------------------------------------------------------------------------------------------------------------------
Net income                                           $   34.3         2.9%    $   36.4     3.1%   $   62.1     5.1%
==================================================================================================================

RUSSELL CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]

2002 VS. 2001

NET SALES. In fiscal 2002 (a 53-week period), our net sales increased $3.4 million, or 0.3%, to $1.164 billion versus $1.161 billion in fiscal 2001 (a fifty-two week period). However, after excluding $19.4 million in sales from businesses that were acquired or discontinued, 2002 net sales on an ongoing basis increased 2.0% over ongoing net sales for fiscal 2001. This increase in sales from ongoing businesses was driven by new and expanded programs in both our Domestic and International Activewear segments. The businesses that were discontinued principally consisted of the direct marketing of our Cross Creek(R) brand to golf pro-shops and department stores and yarn sales in our Domestic Activewear segment.

For the 2002 fiscal year, net sales in our Domestic Activewear segment totaled $1.076 billion, a decline of $4.0 million, or 0.4%, from net sales of $1.080 billion in fiscal 2001. However, after excluding $19.4 million in sales from businesses that were acquired or discontinued, 2002 net sales on an ongoing basis in our Domestic Activewear segment increased 1.5% over ongoing net sales for fiscal 2001. Overall dozens shipped within the Domestic Activewear segment during fiscal 2002 were up 5.0% from the prior year. The increases in sales and dozens shipped were primarily driven by new and expanded fall programs, such as a national expansion of men's and boys' fleece at JCPenney and a national men's fleece program at Sam's Club. Other new and expanded programs which increased net sales include Vintage Varsity(TM) by Russell Athletic, the rollout of no-show socks, a broadened product offering for Mossy Oak and the introduction of Discus(R) branded products at Sears. The increases in sales and dozens shipped were offset by price reductions on some of our products, primarily in the Artwear/ Careerwear and Mass Retail distribution channels.

For the 2002 fiscal year in our Domestic Activewear segment:

- Net sales in our Russell Athletic channel increased $22.4 million, or 8.0%, to $302.7 million, while dozens shipped were up 10.6% from fiscal 2001. The increase in sales and dozens shipped were primarily driven by new and expanded fall programs such as a national expansion of men's and boys' fleece at JCPenney and the introduction of our Discus brand at Sears. To a lesser extent, sales and dozens shipped were also positively impacted by new and expanded programs in our college bookstore business. These increases were partially offset by lower sales in our team sports business during the first half of fiscal 2002 primarily due to order processing and shipping delays we experienced during the reconfiguration of our Alexander City, AL distribution center and during the implementation phase of our new order processing and fulfillment system. These systems have been fully operational since June 2002 and the distribution center has been shipping at or above historical levels.

- Net sales in our Mass Retail channel increased $13.6 million, or 4.0%, to $350.2 million, while overall dozens shipped were up 5.0% from fiscal 2001. The increases in sales and dozens shipped were due to increased sales of our Mossy Oak and JERZEES brands as well as increased sock sales. The increases in sales and dozens shipped were somewhat offset by lower pricing. To a lesser extent, the increases in sales and dozens shipped were partially offset by lower sales to Kmart. Our 2002 sales to Kmart were $30.1 million, a decrease of $6.6 million from the $36.7 million in fiscal 2001.

- Net sales in our Artwear/Careerwear channel decreased $39.9 million, or 8.6%, to $423.4 million, while overall dozens shipped were down 1.4% from fiscal 2001. However, after excluding sales from our private label and discontinued businesses, our 2002 ongoing net sales to the distributor market was $399.2 million, a decrease of $20.3 million, or 4.8% from fiscal 2001. These decreases reflect industry-wide lower prices, primarily in the promotional t-shirt market, and reduced corporate purchasing of our higher priced products, such as sports shirts, denims and wovens.

International Activewear segment net sales for fiscal 2002 were $88.0 million, an increase of 9.1%, or $7.4 million, reflecting an increase of 19.3% in dozens shipped over fiscal 2001. New product introductions in Europe mainly drove the increase in sales and dozens shipped. Net sales were also positively impacted by the strengthening of the euro and British pound against the U.S. dollar. These increases were partially offset by a change in the mix of products sold and lower pricing in Europe.

GROSS PROFIT AND GROSS MARGIN. Our gross profit was $338.5 million, or a 29.1% gross margin, for fiscal 2002 versus a gross profit of $266.9 million, or a 23.0% gross margin, in the prior year. Excluding the $43.8 million pre-tax impact of last year's special charges, gross profit in fiscal 2001 was $310.7 million, or a 26.8% gross margin.

During fiscal 2002, our gross profit was positively impacted by: (1) lower fiber costs and conversion cost savings from our yarn joint venture; (2) improved plant utilization; (3) a better mix of products sold and higher sales volumes;
(4) the completion of our restructuring and reorganization program; and (5) other ongoing efforts to improve and streamline our manufacturing processes as well as our continued focus on reducing expenses.

The benefits we realized from the factors above were partially offset by: (1) pricing pressures primarily in Artwear/Careerwear and Mass Retail channels; (2) LIFO charges reflecting our lower inventory levels and a lower per-unit manufacturing cost on our products resulting from the success of our restructuring and reorganization program; and, (3) an inventory charge associated with the reconfiguration of our Russell Athletic distribution center in Alexander City, AL.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A"). For fiscal 2002, our SG&A expenses were $235.8 million, or 20.3% of net sales, versus $226.5 million, or 19.5% of net sales, in the comparable prior year period. Excluding last year's special charges of $1.6 million, SG&A expenses were $224.9 million, or 19.4% of net sales, during fiscal 2001.

During the 2002 third quarter, we increased our bad debt reserve by $5.0 million (pre-tax) to provide for potential additional losses on our pre-petition receivables from Kmart, which brought our reserve level to 90% of the $12.4 million pre-petition accounts receivable balance due from Kmart. Excluding this charge, our SG&A expenses for fiscal 2002 would have been $230.8 million, or 19.8% of net sales. On a comparable basis, excluding last year's special charges and the charge of $6.2 million in the 2001 fourth quarter related to establishing a bad debt reserve for Kmart, our SG&A expenses would have been $218.7 million, or 18.8% of net sales, in fiscal 2001.

During fiscal 2002, we benefited from lower selling expenses associated with the reorganization of our Cross Creek apparel business and lower marketing expenses. Other general and administrative costs across our operations (primarily higher bonuses, insurance and commission costs) and increased costs in connection with the reconfiguration of our Alexander City, AL distribution center more than offset the benefits from these lower expenses during the 2002 fiscal year.

OTHER-NET. Other-net was income of $2.2 million in fiscal 2002 versus an expense of $94.7 million in fiscal 2001. Excluding the $98.7 million pre-tax impact of the 2001 special charges, other-net was income of $4.0 million in fiscal 2001. The decrease of $1.8 million in other-net was primarily due to fewer gains on the sales of nonoperating assets and fewer gains on foreign currency forwards during fiscal 2002.

EARNINGS BEFORE INTEREST AND TAXES ("EBIT"). Our consolidated EBIT in fiscal 2002 before the extraordinary item was $104.9 million, or 9.0% of net sales, versus a loss of $54.3 million in the prior year. Excluding the pre-tax impact of the 2001 special charges of $144.1 million, consolidated EBIT in fiscal 2001 was $89.8 million, or 7.7% of net sales. Exclusive of the charge in the 2002 third quarter related to our bad debt reserve for Kmart, our EBIT would have been $109.9 million, or 9.4% of net sales, in fiscal 2002. On a comparable basis, excluding last year's special charges and the $6.2 million charge in the 2001 fourth quarter related to Kmart, our EBIT would have been $96.0 million, or 8.3% of net sales, in fiscal 2001.

In fiscal 2002, our Domestic Activewear segment EBIT was $124.0 million, or 11.5% of the segment's net sales, versus a loss of $40.1 million in fiscal 2001. Exclusive of the 2001 special charges of $144.0 million, our Domestic Activewear segment EBIT was $103.9 million, or 9.6% of the segment's net sales, in fiscal 2001. The increase in our Domestic Activewear segment EBIT for fiscal 2002 was primarily attributable to the benefits from the factors described above in the gross profit and the SG&A sections of this year-over-year comparison.

In fiscal 2002, our International Activewear segment EBIT was a loss of $0.8 million versus $2.3 million in fiscal 2001. Exclusive of 2001 special charges of $0.1 million, our International Activewear segment EBIT was $2.4 million, or 3.0% of the segment's net sales, in fiscal 2001. The decrease in our International Activewear segment EBIT for fiscal 2002 was primarily attributable to: (1) higher costs associated with product features and SG&A increases in Mexico; (2) fewer gains on foreign currency forwards and SG&A increases in Europe; and (3) lower sales and increased marketing expenses in Japan.

INCOME TAXES. For information concerning our income tax provisions, as well as information regarding differences between our effective tax rates and applicable statutory tax rates, see Note 6 to the consolidated financial statements.

2001 VS. 2000

NET SALES. Net sales decreased 5.3%, or $65.4 million, to $1.161 billion for fiscal 2001 (a 52-week period) from $1.226 billion for fiscal 2000 (a 52-week period). Fiscal 2001 net sales included a decrease of $29.9 million as a result of discontinued businesses, which was partially offset by an incremental $12.2 million related to our acquisitions of Haas Outdoors' apparel business (Mossy
Oak) and A&C International (Three Rivers(R)) made during fiscal 2000.

For fiscal 2001, net sales in our Domestic Activewear segment totaled $1.080 billion, which was a decline of 3.2%, or $35.6 million, from net sales of $
1.116 billion in fiscal 2000. Overall dozens shipped within the Domestic Activewear segment were down 2% from the prior year.

For the 2001 fiscal year in our Domestic Activewear segment:

- Net sales for Russell Athletic were $280.4 million, a decrease of $6.9 million, or 2.4%, from fiscal 2000. This decrease in net sales was principally driven by lower volumes and pricing largely due to the economic slowdown and unseasonably warm weather during the peak fall sell-through season.

RUSSELL CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]

- Despite warmer than normal weather during the fall and winter months, net sales in the Mass Retail business line increased $5.9 million, or 1.8%, to $336.6 million versus net sales of $330.7 million in fiscal 2000. This increase in net sales was largely attributable to our market share growth and higher sales in certain key categories such as camouflage apparel (our Mossy Oak brand). Partially offsetting the increase in our Mossy Oak sales, we experienced some price reductions in our JERZEES branded products and lower volumes of sock sales.

- Even though we gained market share in our Artwear/Careerwear channel, net sales decreased $34.7 million, or 7.0%, to $463.3 million in fiscal 2001 versus net sales of $498.0 million in fiscal 2000. This decrease in net sales was primarily due to industry-wide volume declines and lower prices, which were largely attributable to the general economic slowdown.

For fiscal 2001, net sales in our International Activewear segment totaled $80.6 million, which was a decline of $29.8 million, or 27.0%, from net sales of $110.4 million in fiscal 2000. Approximately $15.2 million of the decline in the International Activewear segment was related to the elimination of unprofitable product lines in Europe during the second half of fiscal 2000. The weaker euro and British pound sterling accounted for approximately $2.7 million of the net sales decline. The remaining net sales decrease in our International Activewear segment was primarily related to lower shipment volumes in Europe due to a general market slowdown and inventory rebalancing by distributors.

GROSS PROFIT AND GROSS MARGIN. Our gross profit was $266.9 million, or a 23.0% gross margin, in fiscal 2001 versus a gross profit of $340.8 million, or a 27.8% gross margin, in fiscal 2000. Excluding the impact of special charges of $43.8 million in fiscal 2001 and $18.2 million in fiscal 2000, our gross profit decreased to $310.7 million, or a 26.8% gross margin, in fiscal 2001 versus a gross profit of $359.0 million, or a 29.3% gross margin, in fiscal 2000. Gross margins were adversely impacted by pricing pressures (primarily in our Artwear products), curtailed production schedules to reduce inventory (estimated at $19.7 million or $.38 per share versus fiscal 2000), higher cotton costs, higher costs associated with adding product features in 2001 and higher energy costs. However, these negative impacts to our gross margins were partially offset by cost savings attributed to our restructuring and reorganization program and our other ongoing efforts to improve and streamline our manufacturing processes, as well as our continued focus on reducing expenses.

SG&A. SG&A was $226.5 million, or 19.5% of net sales, in fiscal 2001 versus $230.0 million, or 18.8% of net sales, in fiscal 2000. Excluding the impact of special charges of $1.6 million in fiscal 2001 and $3.7 million in fiscal 2000, SG&A was $224.9 million, or 19.4% of net sales, in fiscal 2001 versus $226.3 million, or 18.5% of net sales, in fiscal 2000. Excluding the impact of special charges in both fiscal years and the impact of a $6.2 million charge in 2001 related to our accounts receivable for Kmart, SG&A was $218.7 million, or 18.8% of net sales, in fiscal 2001 versus $226.3 million, or 18.5% of net sales, in fiscal 2000. Our reduction in SG&A expenses was principally due to lower selling expenses associated with the reorganization of our Cross Creek apparel business and lower marketing expenses. This improvement was partially offset by additional expenses associated with higher inventory levels and distribution costs.

OTHER-NET. Other-net was a charge of $94.7 million in fiscal 2001 versus a charge of $45.4 million in fiscal 2000. The increase year-over-year was largely due to (1) special charges of $98.7 million in fiscal 2001 and $43.1 million in fiscal 2000 relating to our multi-year restructuring and reorganization plan;
(2) costs of evaluating two potential acquisitions; and (3) costs relating to amending our debt agreements, partially offset by gains on the sales of assets and gains on foreign currency forwards in fiscal 2001.

EBIT. Consolidated EBIT was a loss of $54.3 million, or (4.7)% of net sales, in fiscal 2001 versus $65.4 million, or 5.3% of net sales, in fiscal 2000. Exclusive of special charges of $144.1 million in fiscal 2001 and $65.0 million in fiscal 2000, consolidated EBIT was $89.8 million, or 7.7% of net sales, in fiscal 2001 versus $130.4 million, or 10.6% of net sales, in fiscal 2000.

Domestic Activewear segment EBIT was a loss of $40.1 million in fiscal 2001 versus $119.2 million in fiscal 2000. Exclusive of special charges of $144.0 million in fiscal 2001 and $39.4 million in fiscal 2000, Domestic Activewear segment EBIT was $103.9 million, or 9.6% of the segment's net sales, in fiscal 2001 versus $158.6 million, or 14.2% of the segment's net sales in fiscal 2000. This decrease is primarily attributed to pricing pressure (primarily in Artwear/Careerwear), curtailed production schedules to reduce inventory, higher cotton costs, higher costs associated with adding product features in 2001 and higher energy costs.

The International Activewear segment EBIT was $2.3 million in fiscal 2001 versus $(33.4) million in fiscal 2000. Exclusive of special charges of $0.1 million in fiscal 2001 and $25.6 million in fiscal 2000, the International Activewear segment EBIT was $2.4 million, or 3.0% of net sales, in fiscal 2001 versus $(7.8) million, or (7.1)% of net sales, in fiscal 2000. The improvement in the International Activewear segment was primarily due to the elimination of unprofitable product lines in Europe during the second half of fiscal 2000. In addition, product costs within the International Activewear segment were lower due to the closure of the Scottish manufacturing facilities in 2000 and the replacement of that production with lower-priced products sourced from third-party suppliers.

LIQUIDITY AND CAPITAL RESOURCES

Total debt to capitalization decreased to 37.2% at the end of fiscal 2002, versus 44.0% at fiscal 2001. The decrease was primarily attributable to our strategic initiative to reduce our investment in working capital, which resulted in a reduction of inventories by nearly $53.7 million and contributed to the net reduction of total debt by $79.1 million during fiscal 2002. In addition, our total debt, less cash, at the end of fiscal 2002 was $208.6 million, which is a reduction of $141.9 million, or 40.5%, from $350.5 million at the end of fiscal 2001 and the lowest net debt level in 10 years. Our current ratio of 3.3 to 1.0 at January 4, 2003 is consistent with 2001.

EBITDA, defined as net income before interest, taxes, extraordinary charges, depreciation and amortization, for fiscal 2002 was $150.0 million versus a loss of $4.9 million in fiscal 2001. Excluding 2001 special charges and the bad debt reserves for Kmart in each fiscal year, our EBITDA in fiscal 2002 would have been $155.0 million versus $145.4 million in fiscal 2001.

CASH FROM OPERATING ACTIVITIES

Our operations provided approximately $204.1 million of our cash requirements during fiscal 2002 versus $123.9 million during fiscal 2001. At the end of fiscal 2002, our inventory was $53.7 million lower than a year ago. We have reduced our inventory levels by focusing on increasing our inventory turns and improving our production planning.

CASH FROM INVESTING ACTIVITIES

Net cash used in investing activities was $23.6 million in fiscal 2002 versus $40.9 million in fiscal 2001. Our investing activities consisted of capital expenditures and the acquisition of the Moving Comfort(R) business, less proceeds from the sale of non-operating assets. In 2002, capital expenditures and acquisitions required $33.0 million. In 2001, there were no acquisitions, while capital expenditures and investments in joint ventures required $55.5 million. For fiscal 2003, we are forecasting capital expenditures to be approximately $40 million to $45 million. The majority of planned fiscal 2003 capital expenditures are to further enhance our manufacturing and distribution capabilities and our information systems.

CASH FROM FINANCING ACTIVITIES

We paid $5.1 million in dividends during fiscal 2002. We also made a scheduled $5.0 million debt service payment on our Term Loan (see description below), reducing the outstanding balance to $20.0 million.

On April 18, 2002, we completed our debt refinancing. The new financial structure includes:

- $325.0 million in Senior Secured Credit Facilities (the "Facilities"). The Facilities include a five year $300.0 million Senior Secured Revolving Credit Facility (the "Revolver") and a five year $25.0 million Senior Secured Term Loan (the "Term Loan") of which $20.0 million is currently outstanding; and

-    $250.0 million in 9.25% Senior Unsecured Notes (the "Senior Notes") due
     2010.

We used the net proceeds of the Senior Notes offering, together with $132.4 million of the initial borrowings under the Facilities, to repay the outstanding balances, accrued interest, prepayment penalties and expenses under our existing revolving credit facility and long-term notes, and to pay issuance costs. During the second quarter 2002, we incurred extraordinary, pre-tax charges of approximately $20.1 million ($12.6 million after tax) associated with the early retirement of debt. The charge consisted of $15.0 million related to prepayment penalties, fees and expenses associated with the early termination of our existing notes payable and the write-off of $5.1 million of previously capitalized loan costs associated with the extinguished debt.

We refinanced our indebtedness in order to (1) improve our borrowing capacity by better matching availability to the value of our assets and cash flow, which can increase our borrowing capacity upon our acquisition of assets and internal growth; (2) reduce the amortization of our indebtedness by eliminating approximately $34 million to $37 million in annual long-term debt repayments for each of the next five years; (3) eliminate fees and additional interest rate increases as a result of the amendments to our old debt agreements; and (4) extend the maturity on our bank facilities from 2004 to 2007. In addition, while our new credit facility imposes certain restrictions on us and requires us to meet a fixed charge coverage ratio and a maximum leverage ratio, our new credit facility increases our operating flexibility with less restrictive financial covenants and restrictions on capital distributions and investments. Furthermore, the refinancing eliminated a recurring quarterly fee of .25% on the total old credit facilities and the then current balances of our long-term notes, if we had not consummated an offering of debt securities by April 30, 2002.

RUSSELL CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]

The Senior Notes initially were not registered under the Securities Act and could not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. On July 26, 2002, we filed an S-4 registration statement with the SEC relating to an offer to exchange the Senior Notes for an issue of SEC registered notes with terms identical to the Senior Notes (the exchange notes) (except that the exchange notes are not subject to restrictions on transfer or to any increase in annual interest rate relating to a failure to complete the exchange of the Senior Notes). This exchange offer was completed in November 2002.

Borrowings under our Facilities are subject to mandatory prepayment equal to (1) 100% of the net proceeds received by us from the issuance of debt securities (excluding the issuance of the Senior Notes); and (2) 50% of the net proceeds received from the sale of certain assets.

The Facilities and the indenture governing the Senior Notes impose certain restrictions on us, including restrictions on our ability to: incur debt; grant liens; provide guarantees in respect of obligations of any other person; pay dividends; make loans and investments; sell our assets; issue redeemable preferred stock and non-guarantor subsidiary preferred stock; make redemptions and repurchases of capital stock; make capital expenditures; prepay, redeem or repurchase debt; engage in mergers or consolidation; engage in sale/leaseback transactions and affiliate transactions; change our business; amend certain debt and other material agreements, including the indenture governing the Senior Notes and other documents governing any subordinated debt that we may issue in the future; issue and sell capital stock of subsidiaries; and restrict distributions from subsidiaries. The new Facilities require us to achieve a fixed charge coverage ratio, which is 1.15 to 1.0 through the next-to-last day of fiscal year 2003, and 1.2 to 1.0 through the next-to-last day of fiscal year 2004 and 1.25 to 1.0 thereafter. We also must maintain a maximum leverage ratio, which is 4.0 to 1.0 through the next-to-last day of fiscal year 2002, 3.75 to
1.0 through the next-to-last day of fiscal year 2003 and 3.5 to 1.0 thereafter. We were in compliance with these covenants at the end of fiscal year 2002, and we expect to remain in compliance with them in the foreseeable future.

The Facilities provide for variable interest on the Revolver through January 4, 2003 at LIBOR plus 2.50% (3.92% at January 4, 2003) and on the Term Loan at LIBOR plus 3.00% (4.32% at January 4, 2003), with an annual commitment fee on the unused portion of the Facilities of 0.50%. After this initial period, pricing is adjusted quarterly based on our consolidated fixed charge coverage ratio. As a result of improvements in our consolidated fixed charge coverage ratio, the rate on the Revolver has dropped to LIBOR plus 1.75%, the rate on the Term Loan has dropped to LIBOR plus 2.25% and the annual commitment fee on the unused portion of the Facilities has dropped to 0.375% for the first quarter of fiscal year 2003.

If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay or refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. Cross default provisions exist in the indenture governing our Senior Notes whereby a default on our Senior Notes would occur if we default on any covenant of any other debt agreement (which has an outstanding balance in excess of $25 million) and such default causes an acceleration of the maturity date of the other indebtedness. Also, under cross-default provisions in our Facilities, a default would occur if we default on any covenant of any other debt agreement (which has an outstanding balance in excess of $5 million) and such default causes an acceleration of the maturity date of the other indebtedness.

PENSION FUNDING CONSIDERATION

As a result of significant declines in the U.S. securities markets during the past three years, the value of our pension plan assets has also decreased. In 2002, we recognized an additional pension liability in our year-end balance sheet and a charge to stockholders' equity of approximately $17.9 million after tax. Although this non-cash charge did not impact our operating results or liquidity in 2002, we are required to fund $7.2 million to the plan prior to September 15, 2003 in order to comply with requirements in our principle debt agreement.

ADEQUACY OF BORROWING CAPACITY

The availability under our Revolver is subject to a borrowing base limitation that is determined on the basis of eligible accounts receivable and inventory. As of January 4, 2003, we had no outstanding borrowings under the Revolver, and we could have borrowed approximately $189.6 million under our Revolver. We also had $68.6 million in cash available to fund ongoing operations. Although there can be no assurances, we believe that cash flow available from operations, along with the availability under our Revolver and cash on hand, will be sufficient to operate our business, satisfy our working capital and capital expenditure requirements and meet our foreseeable liquidity requirements, including debt service on our Senior Notes and the Facilities, until the maturity of our Facilities in 2007.

CONTINGENCIES

For information concerning our ongoing litigation, see Note 8 to the consolidated financial statements.

COMMITMENTS

The following table summarizes information about our contractual cash obligations as of January 4, 2003:

Contractual Cash Obligations (in millions)
----------------------------------------------------------------------------------------------------------
                            Long-term     Short-term    Operating          Unconditional
Fiscal Years                  debt           debt         leases      purchase obligations(1)    Total(1)
----------------------------------------------------------------------------------------------------------
2003                        $    5.0      $     7.3     $    7.4             $     0.7           $   20.4
2004                             5.0             --          5.6                   0.7               11.3
2005                             5.0             --          5.0                   0.7               10.7
2006                             5.0             --          4.1                   0.7                9.8
2007                              --             --          3.8                   0.7                4.5
Thereafter                     250.0             --         11.4                   7.1              268.5
---------------------------------------------------------------------------------------------------------
                            $  270.0      $     7.3     $   37.3             $    10.6           $  325.2
---------------------------------------------------------------------------------------------------------

(1) Excluding the yarn purchase commitment described below.

We are required to purchase certain minimum quantities of yarn on an annual basis from Frontier Yarns pursuant to a supply agreement. The agreement also provides for pricing to be calculated on a conversion cost basis plus actual cost of raw materials. We estimate our total purchases will be in the range of $105 million to $135 million per year. We can terminate the agreement under certain circumstances related to a fundamental decrease in our demand for yarn or the cost of yarn becoming uncompetitive. In addition, beginning in 2006, the agreement may be terminated for any reason upon two years' notice, but not prior to 2008. Other than our purchase requirements under the supply agreement, we have no other required purchases or financial commitments to Frontier Yarns. Frontier Yarns now supplies most of our yarn needs.

The following table summarizes information about other commercial commitments as of January 4, 2003:

Other Commercial Commitments (in millions)

----------------------------------------------------------------
Expiring in                                      Standby letters
Fiscal Year:                                        of credit
----------------------------------------------------------------
2003                                                $   19.2
2004                                                     2.2
2005                                                     2.2
----------------------------------------------------------------
                                                    $   23.6
----------------------------------------------------------------

We had $13.4 million outstanding under letters of credit for the purchase of inventories at January 4, 2003. We had $6.6 million outstanding under letters of credit at January 4, 2003 for the guarantee of debt of a non-affiliated foreign contractor that expires ratably over the period of 2003-2005. In addition, we had $3.6 million outstanding under letters of credit at January 4, 2003 related to self-insurance of workers' compensation programs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to market risks relating to fluctuations in interest rates, currency exchange rates and commodity prices. Our financial risk management objectives are to minimize the potential impact of interest rate, foreign exchange rate and commodity price fluctuations on our earnings, cash flows and equity. To manage these risks, we may use various financial instruments, including interest rate swap agreements, commodity futures contracts and forward currency exchange contracts. We only use traded instruments with major financial institutions as the counterparties to minimize the risk of credit loss. Refer to Notes 1 and 4 of the consolidated financial statements for a more complete description of our accounting policies and the extent of our use of such instruments.

The following analyses present the sensitivity of the market value, earnings and cash flows of our significant financial instruments to hypothetical changes in interest rates, exchange rates and commodity prices as if these changes had occurred at January 4, 2003. The range of changes chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions or quoted market prices, where available. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of changes in interest rates, exchange rates or commodity prices.

RUSSELL CORPORATION AND SUBSIDIARIES

                MANAGEMENT'S DISCUSSION AND ANALYSIS [CONTINUED]

INTEREST RATE AND DEBT SENSITIVITY ANALYSIS

At January 4, 2003, our outstanding debt totaled $277.3 million, which consisted of fixed-rate debt of $250 million and variable-rate debt of $27.3 million. Based on our 2002 average outstanding borrowings under our variable-rate debt, a one-percentage point increase in interest rates would have negatively impacted our annual pre-tax earnings and cash flows by approximately $1.7 million. A one-percentage point increase in market interest rates would decrease the fair market value of our fixed-rate debt at January 4, 2003 by approximately $7.7 million. Changes in the fair value of our fixed-rate debt will not have any impact on us unless we repurchase the debt in the open market.

CURRENCY EXCHANGE RATE SENSITIVITY

We have foreign currency exposures related to buying, selling and financing in currencies other than our functional currencies. We also have foreign currency exposure related to foreign denominated revenues and costs translated into U.S. dollars. These exposures are primarily concentrated in the euro, British pound sterling and Mexican peso. We enter into foreign currency forward contracts to manage the risk associated with doing business in foreign currencies. Our policy is to hedge currency exposures of firm commitments and anticipated transactions denominated in non-functional currencies to protect against the possibility of diminished cash flow and adverse impacts on earnings. A ten-percentage point adverse change in the foreign currency spot rates would decrease the fair market value of our foreign currency forward contracts held at January 4, 2003 by $2.2 million. Changes in the fair value of our foreign currency forward contracts will not have any impact on our results of operations unless these contracts are deemed to be ineffective at hedging currency exposures of anticipated transactions. We generally view our net investments in foreign subsidiaries that have a functional currency other than the U.S. dollar as long-term. As a result, we generally do not hedge these net investments.

COMMODITY PRICE SENSITIVITY

The availability and price of cotton is subject to wide fluctuations due to unpredictable factors such as weather conditions, governmental regulations, economic climate or other unforeseen circumstances. We are purchasing yarn primarily from Frontier Yarns, Frontier Spinning Mills, Inc. and other third parties, and our yarn pricing will continue to be directly impacted by the price of cotton. We do not have any outstanding cotton futures contracts at January 4, 2003.

FORWARD-LOOKING INFORMATION

This annual report, including management's discussion and analysis, contains "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934) that describe our beliefs concerning future conditions, prospects, growth opportunities, new products lines and the outlook for our company based on currently available information. Wherever possible, we have identified these forward-looking statements by words such as "anticipate", "believe", "intend", "estimate", "expect", "continue", "could", "may", "plan", "project", "predict", "will" and similar expressions. These forward-looking statements are based on assumptions that we believe are reasonable.

Such forward-looking statements are subject to risks and uncertainties that could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to, risks related to: (a) economic conditions, including those specific to the retail industry; (b) changes in weather and the seasonal nature of our business; (c) significant competitive activity, including, but not limited to, product quality, brand recognition, price, product differentiation, advertising and customer service; (d) the integration of the Bike business into our existing business; (e) our acquisition strategy; (f) the ability to effect our Six Point Profit Growth Plan, including sales growth through new business with new or existing customers, yarn savings, textile cost savings, organization savings, distribution efficiencies and inventory management in line with expected savings; (g) changes in customer demand for our products; (h) inherent risks in the marketplace associated with new and expanded products and new product lines; (i) the collectibility of receivables from our customers; (j) our debt structure and cash management and requirements; (k) currency exchange rates; (l) our accounting for defined benefit pension plans; (m) the mix of products sold; (n) plant utilization; (o) the ability to adjust our pricing structure; (p) our multi-year restructuring and reorganization program; (q) implementation of new systems; (r) tax planning strategies; (s) effects of lawsuits and government regulations; (t) dependence on licenses from third parties; (u) price volatility of raw materials; (v) reliance on a few customers for a portion of our sales; (w) dependence on third-parties for production of yarn and manufacture of our products; (x) our international operations; (y) protection of our intellectual property; and (z) other factors listed from time to time in our announcements and SEC filings, including, but not limited to, the matters discussed under the caption "Forward-Looking Information" in our Annual Report on Form 10-K for the year ended January 4, 2003. The risks listed above are not exhaustive and other sections of this annual report may include additional factors that could adversely affect our business and financial performance. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

RUSSELL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED BALANCE SHEETS

January 4, 2003 and December 29, 2001
(In thousands, except share data)                                        2002              2001
---------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash                                                            $    68,619        $     5,882
     Trade accounts receivable, less allowances
      of $22,954 in 2002 and $15,784 in 2001                             148,915            166,105
     Inventories                                                         306,658            360,338
     Prepaid expenses and other current assets                            15,373             17,155
     Deferred income tax benefits                                             --              5,126
     Income tax receivable                                                11,280             18,694
---------------------------------------------------------------------------------------------------
      Total current assets                                               550,845            573,300
Property, plant and equipment:
     Land and improvements                                                20,389             20,480
     Buildings and improvements                                          251,875            247,222
     Machinery and equipment                                             758,827            779,157
     Construction-in-progress                                              3,619              4,810
---------------------------------------------------------------------------------------------------
                                                                       1,034,710          1,051,669
     Less allowance for depreciation and amortization                   (702,701)          (695,384)
---------------------------------------------------------------------------------------------------
                                                                         332,009            356,285
Other assets                                                              80,261             65,585
---------------------------------------------------------------------------------------------------
                                                                     $   963,115        $   995,170
---------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Trade accounts payable                                          $    71,291        $    61,505
     Employee compensation                                                37,978             42,939
     Accrued expenses                                                     37,700             21,582
     Deferred income taxes                                                 6,505                 --
     Short-term debt                                                       7,253              6,187
     Current maturities of long-term debt                                  5,000             39,271
---------------------------------------------------------------------------------------------------
      Total current liabilities                                          165,727            171,484
Long-term debt, less current maturities                                  265,000            310,936
Deferred liabilities:
     Income taxes                                                          6,760             22,471
     Pension and other                                                    58,375             36,048
---------------------------------------------------------------------------------------------------
                                                                          65,135             58,519
Commitments and contingencies                                                 --                 --

Stockholders' equity:
     Common stock, par value $.01 per share; authorized
      150,000,000 shares; issued 41,419,958 shares                           414                414
     Paid-in capital                                                      42,877             45,392
     Retained earnings                                                   675,448            646,279
     Treasury stock (2002 - 9,233,545 shares
      and 2001 - 9,411,462 shares)                                      (218,113)          (223,172)
     Accumulated other comprehensive loss                                (33,373)           (14,682)
---------------------------------------------------------------------------------------------------
                                                                         467,253            454,231
---------------------------------------------------------------------------------------------------
                                                                     $   963,115        $   995,170
---------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

RUSSELL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended January 4, 2003, December 29, 2001, and December 30, 2000
(In thousands, except share and per share data)                              2002             2001             2000
-----------------------------------------------------------------------------------------------------------------------
Net sales                                                                $  1,164,328     $  1,160,925     $  1,226,328
Costs and expenses:
     Cost of goods sold                                                       825,763          894,018          885,476
     Selling, general and administrative expenses                             235,810          226,458          229,991
     Other - net                                                               (2,216)          94,718           45,383
     Interest expense                                                          30,246           32,324           32,401
-----------------------------------------------------------------------------------------------------------------------
                                                                            1,089,603        1,247,518        1,193,251
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                              74,725          (86,593)          33,077

Provision (benefit) for income taxes                                           27,798          (31,107)          18,562
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                                        46,927          (55,486)          14,515
Extraordinary item for early retirement of
     debt, net of tax benefit of $7,476                                       (12,621)              --               --
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                        $     34,306     $    (55,486)    $     14,515
-----------------------------------------------------------------------------------------------------------------------

Basic per share data:
     Income (loss) before extraordinary item                             $       1.46     $      (1.74)    $        .45
     Extraordinary item                                                          (.39)              --               --
-----------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                                   $       1.07     $      (1.74)    $        .45

Diluted per share data:
     Income (loss) before extraordinary item                             $       1.45     $      (1.74)    $        .44
     Extraordinary item                                                          (.39)              --               --
-----------------------------------------------------------------------------------------------------------------------
     Net income (loss)                                                   $       1.06     $      (1.74)    $        .44

Weighted-average shares outstanding:
     Basic                                                                 32,127,579       31,950,658       32,405,926
     Diluted                                                               32,269,813       31,950,658       32,686,006

See Notes to Consolidated Financial Statements.

RUSSELL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 4, 2003, December 29, 2001, and December 30, 2000
(In thousands)                                                              2002          2001          2000
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                        $  34,306     $ (55,486)    $  14,515
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation                                                           44,775        47,713        53,428
     Amortization                                                              286         1,695         1,217
     Extraordinary item, net of tax (Note 2)                                12,621            --            --
     Deferred income taxes                                                   6,360       (28,244)       19,589
     Provision for doubtful accounts                                         7,486         5,777         4,858
     Loss (gain) on sale of property, plant and equipment                   (3,182)       (3,875)          574
     Non-cash restructuring, asset impairment
      and other unusual charges                                                 60        95,698        37,209
     Foreign currency transaction (gain) loss                                 (303)       (1,315)        2,276
     Changes in operating assets and liabilities:
      Trade accounts receivable                                             12,230        25,750        (4,955)
      Inventories                                                           56,407        32,059       (13,699)
      Prepaid expenses and other current assets                              2,110         3,580        (2,970)
      Other assets                                                           1,267         1,911        14,200
      Accounts payable and accrued expenses                                 18,871         1,245       (11,585)
      Income taxes                                                          14,890        (6,353)      (13,951)
      Pension and other deferred liabilities                                (4,043)        3,791        (3,535)
--------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                             204,141       123,946        97,171

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                  (28,343)      (48,975)      (59,457)
Cash paid for acquisitions, joint ventures and other                        (4,670)       (6,494)      (39,972)
Proceeds from sale of property, plant and equipment                          9,450        14,602         6,450
--------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                 (23,563)      (40,867)      (92,979)

FINANCING ACTIVITIES
Borrowings (payments) on credit facility - net                             (74,800)      (31,400)       52,303
Borrowings on short-term debt                                                  458         6,128            --
Payments on notes payable, including prepayments penalties                (270,371)      (41,072)      (26,564)
Proceeds from issuance of Senior Notes                                     250,000            --            --
Debt issuance and amendment costs paid                                     (18,910)       (3,434)           --
Dividends on common stock                                                   (5,137)      (14,695)      (18,166)
Treasury stock re-issued                                                     2,574         1,706           952
Cost of common stock for treasury                                              (30)         (120)      (15,151)
--------------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                                (116,216)      (82,887)       (6,626)
Effect of exchange rate changes on cash                                     (1,625)        1,497        (2,496)
--------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                             62,737         1,689        (4,930)
Cash balance at beginning of year                                            5,882         4,193         9,123
--------------------------------------------------------------------------------------------------------------
Cash balance at end of year                                              $  68,619     $   5,882     $   4,193
--------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
     Interest paid                                                       $  28,054     $  32,533     $  32,162
     Income taxes paid, net of refunds                                       6,547         2,952        12,677

See Notes to Consolidated Financial Statements.

RUSSELL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended January 4, 2003, December 29, 2001, and December 30, 2000

                                                                                                        Accumulated
                                                                                                           Other
                                                     Common      Paid-in      Retained     Treasury    Comprehensive
(In thousands, except share data)                    Stock       Capital      Earnings      Stock           Loss        Total
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                         $     414    $  48,294    $ 720,111    $(213,461)     $  (6,016)   $ 549,342

Comprehensive income:
   Net income                                             --           --       14,515           --             --       14,515
   Foreign currency translation adjustments               --           --           --           --         (5,552)      (5,552)
                                                                                                                      ---------
Comprehensive income                                                                                                      8,963
                                                                                                                      ---------

Treasury stock acquired (994,649 shares)                  --           --           --      (15,151)            --      (15,151)
Treasury stock re-issued (76,150 shares)                  --       (1,190)          --        2,142             --          952
Cash dividends ($.56 per share)                           --           --      (18,166)          --             --      (18,166)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 30, 2000                             414       47,104      716,460     (226,470)       (11,568)     525,940

Comprehensive loss:
   Net loss                                               --           --      (55,486)          --             --      (55,486)
   Foreign currency translation adjustments               --           --           --           --         (1,057)      (1,057)
   Cumulative effect adjustment (SFAS 133),
      net of tax                                          --           --           --           --           (578)        (578)
   Losses on derivatives reclassified to
      earnings, net of tax of $2,850                      --           --           --           --          4,529        4,529
   Change in unrealized value of derivatives,
      net of tax of $3,241                                --           --           --           --         (5,288)      (5,288)
   Minimum pension liability, net of tax of $442          --           --           --           --           (720)        (720)
                                                                                                                      ---------
Comprehensive loss                                                                                                      (58,600)
                                                                                                                      ---------

Treasury stock acquired (8,580 shares)                    --           --           --         (120)            --         (120)
Treasury stock re-issued (121,542 shares)                 --       (1,712)          --        3,418             --        1,706
Cash dividends ($.46 per share)                           --           --      (14,695)          --             --      (14,695)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 2001                             414       45,392      646,279     (223,172)       (14,682)     454,231

Comprehensive income:
   Net income                                             --           --       34,306           --             --       34,306
   Foreign currency translation adjustments               --           --           --           --           (997)        (997)
   Losses on derivatives reclassified to
      earnings, net of tax of $797                        --           --           --           --          1,346        1,346
   Change in unrealized value of derivatives,
      net of tax of $696                                  --           --           --           --         (1,175)      (1,175)
   Minimum pension liability,
      net of tax of $10,583                               --           --           --           --        (17,865)     (17,865)
                                                                                                                      ---------
Comprehensive income                                                                                                     15,615
                                                                                                                      ---------

Treasury stock acquired (2,763 shares)                    --           --           --          (30)            --          (30)
Treasury stock re-issued (180,680 shares)                 --       (2,515)          --        5,089             --        2,574
Cash dividends ($.16 per share)                           --           --       (5,137)          --             --       (5,137)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 4, 2003                         $     414    $  42,877    $ 675,448    $(218,113)     $ (33,373)   $ 467,253
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

We are a branded athletic, activewear and outdoor company with over a century of success in marketing, athletic uniforms, apparel and accessories for a wide variety of sports, outdoor and fitness activities. Our brands include: Russell Athletic(R), JERZEES(R), Mossy Oak(R), Cross Creek(R), Discus(R) and Moving Comfort(R).

We design, market and manufacture or source a variety of apparel products including fleece, t-shirts, casual shirts, jackets, athletic shorts, socks and camouflage attire for men, women, boys and girls. We are a supplier of team uniforms and related apparel to college, high school and organized sports teams. We are also the official uniform supplier of 15 Major League Baseball(R) teams, including the Atlanta Braves, New York Yankees, San Francisco Giants, and Seattle Mariners. In addition, we are the official uniform supplier to the U.S. Olympic baseball team and Little League Baseball(R) and an official uniform supplier to Minor League Baseball. The Russell name has been associated with high-quality apparel for 100 years, and with team uniforms since 1932.

REVENUE RECOGNITION

We recognize revenues, net of estimated sales returns, discounts and allowances, when goods are shipped, title has passed, the sales price is fixed and collectibility is reasonably assured. Substantially all of our sales reflect FOB ("free-on-board") shipping point terms.

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consists of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer. Furthermore, these judgments must be continuously evaluated and updated. Finance charges on past due receivables are recognized on a cash basis.

PROMOTIONAL PROGRAMS

We offer various types of promotional programs to our customers, including the following:

COOPERATIVE ADVERTISING. Under cooperative advertising arrangements, we agree to reimburse our customers for all or a portion of the costs incurred by the customer to advertise and promote our products. Cooperative advertising costs are charged to selling, general and administrative expense in the year incurred.

GROWTH INCENTIVE REBATES. We offer rebates to customers in certain distribution channels. Under incentive programs of this nature, we estimate the anticipated rebate to be paid and allocate a portion of the estimated costs of the rebate to each underlying sales transaction. These rebates are recorded as a reduction of net sales.

SEASONAL MARKDOWNS, DISCOUNTS AND ALLOWANCES. The cost of these incentives is recognized when the related sale is recorded or, for retroactive credits, on the date the incentive is offered. The cost of these incentives is recorded as a reduction of net sales.

SHIPPING AND HANDLING COSTS

Shipping and handling revenues and costs are included as a component of net sales and cost of goods sold, respectively.

COST OF GOODS SOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The significant components of the line item "Cost of goods sold" are raw materials (including inbound freight and handling costs), energy expenses, production and supervisory labor, internal transfer costs, depreciation and other indirect costs associated with the manufacturing and procurement processes. The significant components of the line item "Selling, general and administrative expenses" are costs for warehousing and distribution of finished goods, marketing, advertising, selling expenses (including payroll and related payroll benefits for sales persons), royalties and other corporate general and administrative expenses.

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

INVENTORIES

Inventories of finished goods, work-in-process and raw materials are carried at the lower of cost or market, with cost for a substantial portion of inventories determined under the Last-In, First-Out (LIFO) method. Certain inventories are carried under the First-In, First-Out (FIFO) method, or the average cost method, and were valued at

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

approximately $57.9 million in 2002 and $53.5 million in 2001. Inventories are summarized as follows:

(In thousands)                          2002       2001
---------------------------------------------------------
Finished goods                        $240,964   $297,571
Work-in-process                         48,272     42,136
Raw materials and supplies              19,143     23,424
---------------------------------------------------------
                                       308,379    363,131
LIFO and lower-of-cost or market
   adjustments, net                     (1,721)    (2,793)
---------------------------------------------------------
                                      $306,658   $360,338
=========================================================

In 2002, we lowered inventory levels and our per unit manufacturing costs. These reductions resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with our current manufacturing costs. The effect of this liquidation was to decrease net income by $6.0 million, or $.12 per share.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment write downs. The provision for depreciation of property, plant and equipment has been computed generally on the straight-line method based upon their estimated useful lives. Initial estimated useful lives range from 25 to 37 years for buildings and from 3 to 12 years for machinery and equipment. When events and circumstances indicate that the useful lives or salvage values may have changed, we adjust the related useful life and record depreciation over the shortened useful life after giving consideration to the revised salvage values. Revisions to the remaining estimated useful lives and salvage values of plants scheduled for closing resulted in an increase in depreciation expense of $995,000 in 2000. (See Note 9.)

OTHER ASSETS

Other assets are summarized as follows:

(In thousands)                          2002       2001
---------------------------------------------------------
Goodwill                              $ 19,673   $ 17,176
Other intangibles                       19,230     18,752
Debt issuance costs                     16,188      3,242
---------------------------------------------------------
                                        55,091     39,170
Less accumulated amortization           (6,749)    (5,341)
---------------------------------------------------------
                                        48,342     33,829

Investments (trading portfolio)          8,048      8,601
Investments in and advances
   to unconsolidated entities           21,509     18,445
Other                                    2,362      4,710
---------------------------------------------------------
                                      $ 80,261   $ 65,585
=========================================================

On December 30, 2001, we adopted FASB Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which eliminates amortization of goodwill and requires an annual impairment test. SFAS No. 142 requires that impairment be tested at the reporting unit level, using a two-step approach. The first step determines if goodwill is impaired by comparing the fair value of the reporting unit as a whole to the book value. If a deficiency exists, the second step measures the amount of the impairment loss as the difference between the implied fair value of goodwill and its carrying value. Purchased intangibles with indefinite economic lives are tested for impairment annually using a lower of cost or fair value approach. Other intangibles continue to be amortized over their useful lives, ranging from 15 to 40 years, and reviewed for impairment when indicators exist.

The following table presents the impact of SFAS No. 142 on net income (loss) and net income (loss) per share had the standard been in effect throughout each fiscal year presented.

(In thousands, except per share amounts)           2001       2000
--------------------------------------------------------------------
Reported net income (loss)                       $(55,486)  $ 14,515
SG&A adjustments:
   Amortization of goodwill                         1,136        632
   Amortization of licenses                           317         79
--------------------------------------------------------------------
Total SG&A adjustments                              1,453        711
Income tax effect                                    (391)      (119)
--------------------------------------------------------------------
Net adjustments                                     1,062        592
--------------------------------------------------------------------
Adjusted net income (loss)                       $(54,424)  $ 15,107
====================================================================

Reported net income (loss) per share - basic     $  (1.74)  $   0.45
Adjusted net income (loss) per share - basic     $  (1.70)  $   0.47
Reported net income (loss) per share - diluted   $  (1.74)  $   0.44
Adjusted net income (loss) per share - diluted   $  (1.70)  $   0.46

We have completed the transitional and annual impairment tests of goodwill and other intangible assets as required by SFAS No. 142 and concluded that our goodwill and indefinite-lived intangible assets, which had carrying values of $13.2 million and $12.1 million, respectively, at January 4, 2003, were not impaired.

Debt issuance costs are deferred and amortized over the term of the debt to which they relate using the straight-line method.

INVESTMENTS (TRADING PORTFOLIO)

We hold a portfolio of marketable debt and equity securities in various trusts and segregated accounts in connection with employee benefit and deferred compensation plans. We mark those securities to market through income. Realized and unrealized gains and losses on our trading portfolio have not been significant in any of the last three years.

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED ENTITIES

Investments in companies in which we have the ability to influence the operations are accounted for by the equity method. Investments in and advances to unconsolidated entities accounted for under the equity method were $16.4 million and $13.5 million at January 4, 2003 and December 29, 2001, respectively; while, our equity in earnings were $3.1 million in 2002 and $(.1) million in both 2001 and 2000. Investments in companies in which we do not exert such influence are accounted for at cost.

LONG-LIVED ASSETS

On December 30, 2001, we adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long- Lived Assets, which superseded SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of. Similar to the provisions of SFAS No. 121, SFAS No. 144 requires that when events and circumstances indicate that assets may be impaired, and the undiscounted cash flows estimated to be generated from those assets are less than their carrying values, we record an impairment loss equal to the excess of the carrying value over fair value. Asset impairment charges are described more fully in Note 9.

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

ADVERTISING, MARKETING AND PROMOTIONS EXPENSE

The cost of advertising, marketing and promotions is expensed as incurred. We incurred $36.0 million, $45.7 million and $48.9 million in such costs during 2002, 2001 and 2000, respectively.

STOCK-BASED COMPENSATION

We issue awards under incentive compensation plans as described in Note 7. These stock options and awards are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. On January 5, 2003, we plan to adopt SFAS No. 123, Accounting and Disclosure of Stock-based Compensation, as amended by SFAS No. 148. We plan to adopt the prospective transition provisions of SFAS No. 148. Therefore, the adoption of SFAS No. 123 will have no effect on our historical results of operations or on our financial position as of January 4, 2003. However in future years, we will recognize compensation expense based on the fair value of all forms of stock compensation. Because we will only apply this new method to future grants and awards, we cannot predict at this time what the impact will be on our future results of operations.

CONCENTRATIONS OF CREDIT RISK AND FINANCIAL INSTRUMENTS

Except for Wal-Mart, we do not have significant concentrations of credit risk. Our trade accounts receivable are comprised of balances due from a large number and diversity of customers. We believe that risk of loss associated with our trade accounts receivable is adequately provided for in the allowance for doubtful accounts.

Wal-Mart represented 13.0% and 14.9% of our net accounts receivable at January 4, 2003 and December 29, 2001, respectively.

ACCOUNTING FOR DERIVATIVES

We account for derivatives under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

We use derivatives, including forward contracts and swap contracts, to manage exposure to movements in foreign exchange rates and interest rates. Prior to the formation of Frontier Yarns, our primary raw material was cotton. We purchased futures contracts to manage exposure to movements in commodity prices. On the date we enter into a derivative contract, we designate derivatives as either a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge) or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge).

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

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

EARNINGS PER COMMON SHARE

We report earnings per common share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per common share is computed using the weighted-average number of common shares outstanding during the period without consideration of common stock equivalents. Diluted earnings per common share is computed using the weighted-average number of common shares outstanding plus common stock equivalents (employee stock options) unless such stock options are anti-dilutive. (See Note 11).

FISCAL YEAR

The Company's fiscal year ends on the Saturday nearest to January 1, which periodically results in a fiscal year of 53 weeks. Fiscal year 2002 ended on January 4, 2003 and contained 53 weeks; while fiscal years 2001 and 2000 ended on December 29, 2001, and December 30, 2000, respectively, and each contained 52 weeks.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. We plan to adopt SFAS No. 145 in the first quarter of 2003. Upon adoption of this standard, we will reclassify the pre-tax effect of the extraordinary item for the early retirement of debt that we recognized in the second quarter of fiscal 2002 to income from continuing operations, and the related tax effect will be reported in income taxes. Such reclassification will have no effect on our net income for 2002 or on stockholders' equity.

In June 2001, the FASB issued SFAS No.143, Accounting for Asset Retirement Obligations, which we plan to adopt in the first quarter of 2003. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We are not aware of any legal obligations, as defined in SFAS No. 143, that would be required to be recognized upon adoption.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 2002 presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

FOREIGN CURRENCIES

Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate in effect on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to accumulated other comprehensive income or loss. The cumulative translation adjustments included in accumulated other comprehensive loss in the consolidated balance sheets were $13.6 million and $12.6 million at January 4, 2003 and December 29, 2001, respectively. Transaction gains or losses result from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated. Transaction gains and losses are included in other expenses for the period in which the exchange rate changes.

NOTE 2: LONG-TERM DEBT

Long-term debt includes the following:

(In thousands)                                          2002       2001
-------------------------------------------------------------------------
Senior secured credit facilities (due April 2007):
   $300 million revolving credit facility             $     --   $     --
   Term Loan                                            20,000         --
Revolving credit facility (retired April 2002)              --     94,800
Senior Notes 9.25% (due 2010)                          250,000         --
Notes payable to financial institutions:
   6.72% notes (retired April 2002)                         --     10,714
   6.65% notes (retired April 2002)                         --    107,143
   6.78% notes (retired April 2002)                         --    100,000
   Variable rate (5.09% at December 29, 2001)
      note (retired April 2002)                             --     37,550
-------------------------------------------------------------------------
                                                       270,000    350,207
Less current maturities                                 (5,000)   (39,271)
-------------------------------------------------------------------------
                                                      $265,000   $310,936
=========================================================================

On April 18, 2002, we entered into two new financing agreements to replace our existing revolving credit facility due October 14, 2004, which bore a weighted-average interest rate of 4.03% at December 29, 2001; and other long-term indebtedness including: 6.72% notes due annually through 2002 (which bore interest at the rate of 6.97% per annum at April 18, 2002); 6.65% notes due annually 2001 through 2007 (which bore interest at the rate of

7.65% per annum at April 18, 2002); 6.78% notes due annually 2003 through 2008 (which bore interest at the rate of 7.78% per annum at April 18, 2002); and a variable rate note due semiannually through 2005 (which bore interest at the rate of 5.09% at December 29, 2001). As a result of amendments to our old debt agreements, we would have incurred fees and additional interest rate increases if we had not refinanced our indebtedness.

We issued $250 million in principal amount of 9.25% Senior Notes (the "Senior Notes") that will mature in 2010. We sold these notes for 100% of their face amount. The Senior Notes were issued pursuant to an Indenture, dated as of April 18, 2002, between us and Wachovia Bank, National Association and are fully and unconditionally guaranteed, jointly and severally, by most of our domestic subsidiaries. The Senior Notes (i) have interest payment dates of May 1 and November 1 of each year; (ii) are redeemable after the dates and at the prices (expressed in percentages of principal amount on the redemption date) as set forth below:

Year                                    Percentage
-------------------------------------------------
May 1, 2006                              104.6250%
May 1, 2007                              102.3125%
May 1, 2008 and thereafter               100.0000%

and (iii) are senior unsecured obligations and are senior in right of payment to any of our future subordinated obligations.

We also entered into new senior secured credit facilities (the "Facilities") concurrently with the closing of the Senior Notes offering. The new Facilities provide for a $300 million senior secured revolving credit facility (the "Revolver"), which is dependent on the levels of our eligible accounts receivable and inventory and a $25 million senior secured term loan (the "Term Loan") of which $20.0 million is outstanding. The new facilities mature on April 18, 2007. The Facilities provide for variable interest on the Revolver through January 4, 2003 at LIBOR plus 2.50% (3.92% at January 4, 2003) and on the Term Loan at LIBOR plus 3.00% (4.42% at January 4, 2003), with an annual commitment fee on the unused portion of the Facilities of 0.50%. After this initial period, pricing is adjusted quarterly based on our consolidated fixed charge coverage ratio and ranges from LIBOR plus 1.75% to LIBOR plus 2.75% or Fleet National Bank's base rate plus 0.25% to the base rate plus 1.25% for the Revolver, and LIBOR plus 2.25% to LIBOR plus 3.25% or Fleet National Bank's base rate plus 0.75% to base rate plus 1.75% for the Term Loan. The commitment fee on the unused portion of the Revolver ranges from 0.375% to 0.500%. We may choose LIBOR or base rate pricing and may elect interest periods of one, two, three or six months for LIBOR borrowings, except that all swing line loans managed by the Administrative Agent, under the Revolver will have base rate pricing. The Term Loan has a scheduled 5-year amortization period with payments of $2.5 million each September 30 and December 31 until maturity, which began on September 30, 2002.

We used the proceeds from the offering of the Senior Notes, together with $132.4 million of the initial borrowings under our new Facilities to pay fees and expenses associated with the new Facilities, and the Senior Notes, to repay the outstanding debt balances, prepayment penalties, fees, and expenses related to our old debt.

During the second quarter of fiscal 2002, we recognized an extraordinary item of approximately $20.1 million ($12.6 million after-tax) associated with the termination of our then existing revolving credit facility and the early retirement of other long-term indebtedness. The charge consisted of $15.0 million related to prepayment penalties, fees and expenses associated with the early termination of our existing notes payable and the write-off of $5.1 million of previously capitalized loan costs associated with the extinguished debt.

The Facilities and the indenture governing the Senior Notes impose certain restrictions on us, including restrictions on our ability to: incur debts; grant liens; provide guarantees in respect of obligations of any other person; pay dividends; make loans and investments; sell our assets; issue redeemable preferred stock and non-guarantor subsidiary preferred stock; make redemptions and repurchases of capital stock; make capital expenditures; prepay, redeem or repurchase debt; engage in mergers or consolidation; engage in sale/leaseback transactions and affiliate transactions; change our business; amend certain debt and other material agreements, including the indenture governing the Senior Notes and other documents governing any subordinated debt that we may issue in the future; issue and sell capital stock of subsidiaries; and restrict distributions from subsidiaries. The new Facilities require us to achieve a fixed charge coverage ratio which is 1.15 to 1.0 through the next to last day of fiscal year 2003 and 1.2 to 1.0 through the next to last day of fiscal year 2004 and 1.25 to 1.0 thereafter. We also must maintain a maximum leverage ratio, which is 4.0 to 1.0 through the next to last day of fiscal year 2002, and 3.75 to 1.0 through the next to last day of fiscal year 2003 and 3.5 to 1.0 thereafter. We were in compliance with these covenants at the end of fiscal year 2002.

As of January 4, 2003, we had $20.0 million in outstanding borrowings (no outstanding borrowings under the Revolver and $20 million under the Term Loan) and $16.7 million in outstanding letters of credit under the Facilities. As of January 4, 2003, we could have borrowed approximately $189.6 million under our Revolver.

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

Aggregate maturities of long-term debt at January 4, 2003, are as follows for fiscal years:

(In millions)
--------------------------------
2003                      $  5.0
2004                         5.0
2005                         5.0
2006                         5.0
Thereafter (2010)          250.0
--------------------------------
                          $270.0
================================

NOTE 3: SHORT-TERM DEBT

As of January 4, 2003 and December 29, 2001, we had a line of credit agreement with the Bank of Scotland with outstanding borrowings of $7.3 million and $6.2 million, respectively. At January 4, 2003, we had availability under this line of credit of about $4.6 million. The weighted-average interest rate on the line of credit during 2002 and 2001 was 5.9% and was 7.8% in 2000.

In order to fund our seasonal cash needs during the summer of 2001, we obtained incremental seasonal working capital borrowings under a secured $75 million short-term loan. This loan was fully drawn on August 10, 2001 and repaid before its October 31, 2001 scheduled maturity.

NOTE 4: DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As of December 31, 2000, we adopted SFAS No. 133. In accordance with the provisions of SFAS No. 133, we recorded a transition adjustment in the first quarter of 2001. The transition adjustment increased accumulated other comprehensive loss and decreased net assets by $578,000 (net of taxes).

INTEREST RATE SWAP AGREEMENTS - To manage interest rate risk, we had an interest rate swap (through April 18, 2002) that effectively fixed the interest rate on the outstanding balance of a floating rate debt instrument. The interest rate swap agreement was accounted for as a cash flow hedge and qualified for use of the "short cut" method under SFAS No. 133, because the cash flows from the interest rate swap perfectly offset the changes in the cash flows associated with the floating rate of interest on the debt. The 2001 transition adjustment to record the fair value of the interest rate swap was a loss of $557,000 ($345,000 net of taxes) with an offsetting entry to accumulated other comprehensive loss. There were no amounts reclassified from accumulated other comprehensive loss to interest expense during 2001. The fair value of the swap decreased $1,639,000 ($1,017,000 net of tax) in 2001 as interest rates declined resulting in a charge to accumulated other comprehensive loss, decreasing that component of equity to $1,362,000 (net of taxes). Through April 18, 2002, the fair value of the swap increased $672,000 ($422,000 net of tax) resulting in a decrease in accumulated other comprehensive loss. On April 18, 2002, the interest rate swap was terminated and the related hedged debt was repaid (Note
2) resulting in a $957,000, net of tax, loss reclassified from accumulated other comprehensive loss to the extraordinary item line in the consolidated statements of operations.

On October 10, 2000, we terminated a fixed to floating rate swap agreement and recorded a deferred loss of approximately $600,000 ($210,000 at December 29, 2001), which was amortized through April 18, 2002 (the date in which the related hedged debt was repaid). On April 18, 2002, we recognized the remaining deferred loss ($73,000 net of tax) in the consolidated statements of operations as part of the extraordinary item associated with the debt restructuring (Note 2).

These interest rate swap agreements, when combined, changed the weighted-average interest rate on long-term debt from 6.96% to 7.07% and 6.66% to 6.57% in 2001 and 2000, respectively.

FOREIGN CURRENCY FORWARD CONTRACTS - We earn revenues and incur expenses in various parts of the world and, as a result, we are exposed to movement in foreign currency exchange rates. As of January 4, 2003, we have foreign exchange forward contracts expiring through the end of fiscal 2003 that are intended to reduce the effect of fluctuating foreign currencies on anticipated purchases of inventory and sales of goods denominated in currencies other than the functional currencies of our international subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transactions in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The foreign exchange forward contracts are primarily accounted for as cash flow hedges. The principal currencies hedged include the U.S. dollar, European euro, Mexican peso and British pound sterling. There was no transition adjustment recorded upon adoption of SFAS No. 133 in 2001, as there were no significant foreign currency forward contracts impacted by the statement upon adoption. The change in fair value of the forward contracts increased net assets and decreased accumulated other comprehensive loss by $233,000 ($145,000 net of taxes) during 2001, while realized gains reclassified to other-net in the consolidated statements of operations in 2001 amounted to $193,000 ($120,000 net of taxes). During 2002, the change in fair value of the forward contracts decreased net assets and increased accumulated other comprehensive loss by $2,543,000

($1,597,000 net of taxes), while realized losses reclassified to other-net in the consolidated statements of operations amounted to $619,000 ($389,000 net of taxes).

We were also a party to foreign exchange forward contracts during 2001 that did not qualify for hedge accounting under SFAS No. 133. We recorded those contracts at fair value with the related changes in fair value, which amounted to a gain of $903,000 ($560,000 net of taxes) reported in other-net in the 2001 consolidated statements of operations.

FUTURES CONTRACTS - A substantial portion of the raw materials we use in our integrated manufacturing process are subject to price volatility caused by weather, supply conditions and other unpredictable factors. Prior to the formation of Frontier Yarns in which our primary raw material was cotton, we purchased futures contracts to hedge commodity price risk on anticipated purchases. Upon adoption of SFAS No. 133, we accounted for these futures contracts as cash flow hedges. The transition adjustment to record the fair value of cotton futures contracts at the beginning of 2001 was a loss of $376,000 ($233,000 net of taxes), which was charged to accumulated other comprehensive loss. Gains and losses on futures contracts designated as cash flow hedges are reclassified from accumulated other comprehensive loss to cost of goods sold in the period the hedged item (i.e., the purchase of raw cotton) affects earnings. The change in fair value of the commodity futures contracts decreased net assets and increased accumulated other comprehensive loss by $4,416,000 (net of taxes) in 2001. Losses reclassified to earnings during 2001 amounted to $7,499,000 ($4,649,000 net of taxes), including $6,387,000
($3,959,000 net of taxes), that were recognized in earnings due to hedge ineffectiveness. These contracts were determined to be ineffective as hedges at the end of 2001 as we planned to no longer purchase raw cotton but instead purchase yarn from Frontier Yarns beginning in 2002 (See Note 8). At December 29, 2001, we maintained cotton futures contracts covering approximately 6.2 million pounds. These cotton futures contracts did not qualify for hedge accounting treatment under SFAS No. 133. At January 4, 2003, we were not a party to any cotton futures contracts.

OTHER FINANCIAL INSTRUMENTS - At January 4, 2003 and December 29, 2001, the carrying value of financial instruments such as cash, trade accounts receivable and payables approximated their fair values, based on the short-term maturities of these instruments. The fair value of long-term debt is estimated using discounted cash flow analyses, based upon our incremental borrowing rates for similar types of borrowing arrangements.

The following table summarizes fair value information for derivative and other financial instruments:

                                           2002                   2001
------------------------------------------------------------------------------
ASSETS (LIABILITY)                carrying      fair      carrying      fair
(in thousands)                      value      value       value        value
------------------------------------------------------------------------------
Short-term debt                   $  (7,253)  $ (7,253)  $  (6,187)  $  (6,187)
Long-term debt
   (including current
   portion)                        (270,000)  (289,000)   (350,207)   (371,838)
Interest-rate swap
   agreement
   terminated on
   October 10, 2000                      --         --         210          --
Interest-rate swap
   agreement
   terminating
   April 18, 2002                        --         --      (2,196)     (2,196)
Forward currency
   exchange contracts                (1,841)    (1,841)         40          40
Cotton futures contracts                  -          -        (500)       (500)
Investments
   (trading portfolio)                8,048      8,048       8,601       8,601

NOTE 5: EMPLOYEE RETIREMENT BENEFITS

We have a qualified, noncontributory, defined benefit pension plan (Retirement
Plan) that covers substantially all of our United States employees, and a savings plan that is qualified under Section 401(k) of the Internal Revenue Code (Savings Plan).

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

Benefits for the Retirement Plan are based upon years of service and the employee's highest consecutive five years of compensation during the last 10 years of employment. We fund the Retirement Plan by contributing annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The following table sets forth changes in the benefit obligation, plan assets and funded status:

(In thousands)                                      2002       2001
---------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           $140,098   $142,429
Service cost                                         3,480      4,109
Interest cost                                       10,047     10,137
Actuarial loss (gain)                                7,700     (2,483)
Benefits paid                                       (9,496)    (9,089)
Plan amendments                                        155       (468)
Curtailment benefit                                     --     (4,537)
---------------------------------------------------------------------
Benefit obligation at end of year                 $151,984   $140,098
=====================================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year    $106,782   $122,559
Actual return on plan assets                        (7,380)    (6,688)
Company contributions                                4,842         --
Benefits paid                                       (9,496)    (9,089)
---------------------------------------------------------------------
Fair value of plan assets at end of year          $ 94,748   $106,782
=====================================================================

RECONCILIATION OF FUNDED STATUS
   TO ACCRUED BENEFIT COST
Unfunded status of the plan                       $(57,236)  $(33,316)
Unrecognized prior service cost                        661        619
Unrecognized net actuarial loss                     44,493     17,061
Unrecognized transition asset                         (986)    (1,665)
---------------------------------------------------------------------
Accrued benefit cost                              $(13,068)  $(17,301)
=====================================================================

AMOUNTS RECOGNIZED IN THE
   CONSOLIDATED BALANCE SHEETS
Accrued benefit cost                              $(13,068)  $(17,301)
Additional minimum liability                       (30,271)    (1,781)
Intangible asset                                       661        619
Accumulated other comprehensive loss                29,610      1,162
---------------------------------------------------------------------
Net amount recognized                             $(13,068)  $(17,301)
=====================================================================

A summary of the components of net periodic pension cost is as follows.

(In thousands)                                  2002       2001       2000
----------------------------------------------------------------------------
COMPONENTS OF NET
PERIODIC PENSION COST
Service cost                                  $  3,480   $  4,109   $  4,120
Interest cost                                   10,047     10,137     10,331
Expected return on plan assets                 (12,351)   (12,501)   (11,816)
Net amortization and deferral                     (565)      (724)      (462)
Effect of curtailment                               --        186        187
----------------------------------------------------------------------------
Net periodic pension cost                     $    611   $  1,207   $  2,360
============================================================================

The weighted-average assumptions used to compute pension amounts were as follows:

                                    2002        2001
-----------------------------------------------------
Discount rate                       6.75%       7.25%
Expected return on plan assets      9.50%       9.50%
Rate of compensation increase       3.50%       4.00%

The expected return on plan assets represents the rate used at the beginning of the year measurement date. We plan to decrease this rate from 9.50% to 8.50% at the 2003 measurement date.

Plan assets at January 4, 2003 and December 29, 2001, include 600,960 shares of the Company's common stock having a market value of $10.1 million and $9.0 million, respectively. Dividends paid to the plan by the Company were $.1 million in 2002 and $.3 million in 2001 and 2000.

Our Savings Plan allows substantially all United States employees to defer portions of their annual compensation and to participate in Company matching and discretionary contributions. Compensation expense associated with these plans was $.8 million in 2002 and $1.0 million in 2001 and 2000.

NOTE 6:  INCOME TAXES

Foreign operations contributed $.9 million, $3.2 million and $(34.0) million to the Company's income (loss) before income taxes in 2002, 2001 and 2000, respectively.

Significant components of the provision for (benefit from) income taxes are as follows:

                             2002                   2001                  2000
---------------------------------------------------------------------------------------
                     CURRENTLY              Currently             Currently
(In thousands)        PAYABLE    DEFERRED    Payable   Deferred    Payable     Deferred
---------------------------------------------------------------------------------------
Federal               $16,025    $  9,330    $(4,832)  $(22,276)   $(6,695)    $ 16,627
State                   2,133        (191)       683     (6,208)     1,554        4,028
Foreign                 3,280      (2,779)     1,286        240      4,114       (1,066)
---------------------------------------------------------------------------------------
Totals                $21,438    $  6,360    $(2,863)  $(28,244)   $(1,027)    $ 19,589
---------------------------------------------------------------------------------------

Following are reconciliations of income tax expense or benefit to the expected amount computed by applying the statutory federal income tax rate of 35% to income before income taxes:

(In thousands)                                       2002       2001       2000
---------------------------------------------------------------------------------
Taxes (benefit) at statutory rate on income
   before income taxes                              $26,154   $(30,308)  $ 11,577
State income taxes, net of federal income
   tax benefit                                        1,144     (5,281)     1,028
Goodwill                                                 --         --      2,972
Charitable contribution of appreciated property          --         --     (2,188)
Tax effects of foreign operations - net              (2,006)       141      2,119
Change in valuation allowance on
   foreign/state NOLs                                 2,606      2,756      4,000
Other - net                                            (100)     1,585       (946)
---------------------------------------------------------------------------------
                                                    $27,798   $(31,107)  $ 18,562
=================================================================================

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets as of January 4, 2003 and December 29, 2001, are as follows:

(In thousands)                                  2002       2001
-----------------------------------------------------------------
Deferred tax liabilities:
   Property, plant and equipment              $ 29,639   $ 33,450
   Inventories                                  10,232     11,762
   Other                                        15,912      6,445
-----------------------------------------------------------------
   Total deferred tax liabilities               55,783     51,657
-----------------------------------------------------------------

Deferred tax assets:
   Pension and post-employment obligations      16,587     10,034
   Accounts receivable                           9,032      6,131
   Foreign and state net operating
      loss carryforwards                        20,191     17,843
   Employee benefits                             9,567      9,983
   Other                                           684      1,258
-----------------------------------------------------------------
Total deferred tax assets                       56,061     45,249
Valuation allowance for deferred tax assets    (13,543)   (10,937)
-----------------------------------------------------------------
Net deferred tax assets                         42,518     34,312
-----------------------------------------------------------------
Net deferred tax liabilities                  $ 13,265   $ 17,345
=================================================================

Net operating loss carryforwards (NOLs) are available to offset future earnings within the time periods specified by law. At January 4, 2003, the Company had U.S. state NOLs of approximately $350 million expiring in 2013 through 2017. International NOLs total approximately $29 million. The International NOLs pertain primarily to the Company's United Kingdom and Australian operations. NOLs can be carried forward indefinitely in the United Kingdom and Australia.

In 2000, as we continued to execute our restructuring plan (see Note 9) and implemented certain tax strategies, we generated additional U.S. state NOL carryforwards in states where realization of the carryforward benefits was not assured. Accordingly, we increased our valuation allowance by an additional $4.0 million in 2000. During 2001 we continued to incur tax deductible restructuring charges which resulted in additional U.S. state NOL carry-forwards. We further increased the valuation allowance by $2.8 million in 2001 related to state NOL carryforwards. In 2002, we increased our valuation allowance by $2.6 million for additional NOLs primarily generated in our International operations.

We do not provide for federal income taxes on the undistributed earnings of international subsidiaries because earnings are reinvested and it is our intention to reinvest them indefinitely. At January 4, 2003, we had not provided federal income taxes on earnings of international subsidiaries of approximately $19 million. If these earnings are distributed in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. It is not practical for us to determine the amount of unrecognized deferred U.S. income tax liability because of the complexities associated with the hypothetical calculation. Withholding of approximately $.9 million would be payable if all previously unremitted earnings as of January 4, 2003, were remitted to the U.S. parent company.

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

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

Our Executive Incentive Plan permits us to issue equity-based compensation awards in several forms to all officers and key employees of the Company and its subsidiaries. Under the plan, we may issue restricted stock, incentive stock options, non-qualified stock options, reload stock options, bonus shares, deferred shares, stock appreciation rights and performance shares and performance unit awards.

Most of our salaried employees are eligible to participate in the Russell Corporation 2000 Stock Option Plan (2000 Option Plan). Awards under the 2000 Option Plan also may be made to consultants. The 2000 Option Plan allows us to grant awards in a variety of forms, including incentive stock options, non-qualified stock options, reload stock options, restricted shares, bonus shares, deferred shares, freestanding stock appreciation rights, tandem stock appreciation rights, performance units and performance shares.

Under the Executive Incentive Plan, the 2000 Option Plan and predecessor stock option plans, a total of 2,616,252 shares of common stock were reserved for issuance at January 4, 2003. The options are granted at a price equal to the stock's fair market value at the date of grant. All options granted prior to 1999, are exercisable two years after the date of grant and expire 10 years after the date of grant. The stock options that were granted in 1999 and later are exercisable equally over periods of either two or four years and expire 10 years after the date of grant. The following table summarizes the status of options under the Executive Incentive Plan, 2000 Option Plan and predecessor plans:

                              2002                 2001                 2000
-----------------------------------------------------------------------------------
                                 weighted             weighted             weighted
                                 average              average              average
                                 exercise             exercise             exercise
                       shares      price     shares     price    shares     price
----------------------------------------------------------------------------------
Outstanding
   at beginning
   of year            4,630,808   $20.11   5,102,766   $20.50   2,979,266   $25.06
Granted at
   fair value            63,658   $16.41     334,830   $17.59   2,644,605   $15.25
Exercised               119,047   $15.06      49,268   $15.09          --       --
Expired                      --       --     272,050   $26.38          --       --
Forfeited               207,626   $18.03     485,470   $19.56     521,105   $19.87
----------------------------------------------------------------------------------
Outstanding
   at end of year     4,367,793   $19.92   4,630,808   $20.11   5,102,766   $20.50
----------------------------------------------------------------------------------
Exercisable
   at end of year     2,982,005   $21.58   2,550,845   $23.21   2,134,704   $27.33
==================================================================================

The range of exercise prices of the outstanding options and exercisable options are as follows:


                                                   Weighted
                       Number of     Number of     Average
Weighted Average      Exercisable   Outstanding   Remaining
exercise Price          Shares        Shares         Life
-----------------------------------------------------------
$11.75 - $15.00           18,899        65,300       8.5
$15.01 - $18.25        1,029,982     2,073,596       7.1
$18.26 - $21.50          489,772       743,460       6.5
$21.51 - $24.75          332,035       342,870       5.4
$24.76 - $28.00          827,617       858,867       4.1
$28.01 - $31.35          283,700       283,700       3.2
                      ------------------------
                       2,982,005     4,367,793
                      ------------------------

SFAS No. 123, Accounting for Stock-Based Compensation, provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement encourages, but does not require, a fair value based method of accounting for employee stock options and similar equity instruments. Companies that continue to follow the intrinsic value approach to accounting under APB Opinion No. 25 must disclose the pro forma effect on net income and earnings per share as if the fair value method prescribed by SFAS No. 123 had been used. For the purposes of this disclosure, we estimate the fair value of employee stock options at the date of grant using the Black-Scholes option valuation model. The fair values derived for options granted during fiscal years 2002, 2001 and 2000 and key assumptions used to determine these values were as follows:

                                       2002       2001       2000
--------------------------------------------------------------------
Risk-free interest rate                   4.5%        4.9%       6.1%
Dividend yield                            1.0%        1.0%       3.6%
Volatility factor                        .361        .397       .323
Weighted-average expected life
   of options                       7.4 years   7.8 years   10 years
Estimated fair value per option         $6.98       $7.10      $6.50

For purposes of calculating the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options' vesting period.

(In thousands, except per share data)                    2002      2001       2000
-----------------------------------------------------------------------------------
Reported net income (loss)                             $34,306   $(55,486)  $14,515
Stock-based employee compensation, net of tax,
   assuming SFAS No. 123 was applied                    (2,542)    (4,698)   (7,391)
-----------------------------------------------------------------------------------
Pro forma net income (loss)                            $31,764   $(60,184)  $ 7,124
===================================================================================

Reported net income (loss) per share - basic           $  1.07   $  (1.74)  $   .45
Pro forma net income (loss) per share - basic          $   .99   $  (1.88)  $   .22
Reported net income (loss) per share - diluted         $  1.06   $  (1.74)  $   .44
Pro forma net income (loss) per share - diluted        $   .99   $  (1.88)  $   .22

On July 26, 2000, the Board of Directors adopted the Russell Corporation 2000 Non-Employee Directors' Compensation Plan (the "Directors' Plan") as a replacement for the Russell Corporation 1997 Non-Employee Directors' Stock Grant, Stock Option and Deferred Compensation Plan (the "Prior Plan"). Under the Directors' Plan, each nonemployee director ("Eligible Director") receives annually (i) a fee of $35,000, to be paid in quarterly installments of $8,750, and (ii) an option to purchase a number of shares of common stock equal to $25,000 multiplied by four (or the number of full and partial quarters remaining until the next annual meeting), and divided by the fair market value of the shares of common stock as of the grant date. Eligible Directors also may elect to receive all or a portion of their annual fee in shares, stock options or deferred shares. Options granted under the Directors' Plan vest over one year and expire 10 years after the date of grant; whereas, options granted under the Prior Plan vest over three years and expire 10 years after the date of grant. Options to purchase an aggregate of 55,287 shares of common stock at a price of $18.81 were granted in 2002. In 2001, we granted 67,238 shares at a price of $17.75. Options to purchase an aggregate of 169,890 shares at prices ranging from $16.28 to $27.50 are outstanding under the Directors' Plan and the Prior Plan at January 4, 2003.

NOTE 8: COMMITMENTS AND CONTINGENCIES

PURCHASE AND LEASE COMMITMENTS - At January 4, 2003, we have commitments to spend approximately $7.6 million for capital improvements. Our remaining commitments under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

(In thousands)   Third Parties   Related Party     Total
---------------------------------------------------------
    2003            $ 4,963         $ 2,460       $ 7,423
    2004              3,095           2,494         5,589
    2005              2,426           2,527         4,953
    2006              1,584           2,561         4,145
    2007              1,208           2,596         3,804
    Thereafter        3,356           8,001        11,357
---------------------------------------------------------
                    $16,632         $20,639       $37,271
=========================================================

Lease and rental expense for fiscal years 2002, 2001 and 2000 was $7.3 million, $9.4 million and $11.3 million, respectively.

We had $13.4 million outstanding under letters of credit for the purchase of inventories at January 4, 2003. We had $6.6 million outstanding under letters of credit at January 4, 2003 for the guarantee of debt of a non-affiliated foreign contractor that expires ratably over the period of 2003-2005. In addition, we had $3.6 million outstanding under letters of credit at January 4, 2003 related to self-insurance of workers' compensation programs.

On December 28, 2001, we entered into a joint venture agreement with Frontier Spinning Mills, Inc. to establish Frontier Yarns, LLC ("Frontier Yarns"), a joint venture limited liability company in which we hold 45.3% of the outstanding membership units. Our voting interest is equal to our proportion of total outstanding membership units. Profits of Frontier Yarns are distributed to its members in proportion to the number of membership units held by each member. As part of this transaction, we agreed to sell or lease to Frontier Yarns most of our remaining yarn spinning assets, including facilities in Lafayette and Wetumpka, AL. Simultaneously we entered into a supply agreement with Frontier Yarns to purchase certain minimum quantities of yarn based upon the production capacity of Frontier Yarns. The agreement also provides for pricing to be calculated on a conversion cost basis plus actual cost of raw materials. Total purchases from Frontier Yarns were $99 million in 2002, and at January 4, 2003, we had a net outstanding payable of $5.9 million due to Frontier Yarns. We can terminate the supply agreement under certain circumstances related to a fundamental decrease in our demand for yarn or the cost of yarn becoming uncompetitive. In addition, beginning in 2006, the agreement may be terminated for any reason upon two years notice but not prior to 2008. Since Frontier Spinning Mills, Inc. is not an affiliate of ours, the agreement, in our opinion, was negotiated on an arm's length basis.

LITIGATION

Russell is a co-defendant in Locke, et al. v. Russell Corporation, et al., in Jefferson County, Alabama. Fifteen families who own property on Lake Martin in the Raintree Subdivision in Alexander City, Alabama, were the original plaintiffs in this case, which sought unspecified money damages for trespass and nuisance. However, 10 families dropped out of the case and there are five remaining plaintiff families. In May 2002, the trial court entered summary judgment in our favor on all but one of the plaintiffs' claims. The remaining claim, which involves a private right of action for public nuisance, is set for trial on October 20, 2003. A complaint substantially identical to the one filed in the Locke case was filed on November 20, 2001, in the Circuit Court of Jefferson County, Alabama, by two residents of the Raintree Subdivision (Gould v. Russell Corporation, et al.). The trial court has entered summary judgment in our favor on all claims in that case, and the plaintiffs in the case have filed a motion to alter that determination, which remains pending. The allegations in the Locke and Gould cases are similar to those contained in a case styled Sullivan, et al. v. Russell Corporation, et al., which was resolved in our favor by a ruling by the Alabama Supreme Court in 2001. We plan to vigorously defend the Locke and Gould suits.

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

By letter dated January 13, 2000, the Company was notified by the United States Department of Justice ("DOJ") that the DOJ intended to institute legal proceedings against us and certain other parties alleging violations by those parties of the Clean Water Act in connection with the treatment and discharge of waste at a water treatment facility operated by the City of Alexander City, Alabama. On March 5, 2002, Russell and two other parties, with no admission of liability, entered into a Consent Decree with the DOJ whereby we and the other parties agreed (i) to pay a civil penalty of $30,000, of which we have paid $10,000 and (ii) to participate in a Supplemental Environmental Project, the cost of which will be approximately $197,000, of which we have paid approximately $112,000. We are not required to undertake any corrective or remedial action under the terms of the Consent Decree. The Consent Decree was approved by the Federal District Court for the Middle District of Alabama on July 25, 2002. The Supplemental Environmental Project will be undertaken in connection with the settlement of a civil enforcement action taken by the DOJ for violations of the Clean Water Act. We specifically denied the allegations of the DOJ and specifically denied any liability based upon those allegations, and we do not believe the settlement of this matter will have a material adverse effect upon us.

We are a party to various other lawsuits arising out of the conduct of our business. We do not believe that any of these matters, if adversely determined, would have a material adverse effect upon us.

NOTE 9: RESTRUCTURING, ASSET IMPAIRMENT AND OTHER UNUSUAL CHARGES (SPECIAL CHARGES)

In July 1998, we adopted a restructuring and reorganization program with the objective of (1) transitioning our company from a manufacturing-driven business to a consumer-focused organization that markets branded apparel products and (2) creating an efficient, low-cost operating structure with the flexibility to take advantage of future opportunities to reduce our costs. The plan originally called for the closing of a number of our world- wide facilities, which included selected manufacturing plants, distribution centers and offices; expanding production outside the United States; consolidating and downsizing the licensed products businesses; disposing of owned shopping center real estate; reorganizing the corporate structure; and other cost savings activities. The plan also called for the establishment of a dual headquarters in Atlanta, GA, in addition to Alexander City, AL. In July 2001, we announced an extension of this program to align the organization by distribution channel to provide stronger customer service, supply chain management and more cost-effective operations.

The special charges reflected in the consolidated statements of operations are as follows:

(In thousands)                                           2002      2001       2000
-----------------------------------------------------------------------------------
Asset impairment and accelerated depreciation:
   Impairment of facilities used in operations         $    --   $ 23,242   $ 1,668
   Impairment of facilities and equipment
      held for disposal                                   (463)    59,013    23,602
   Impairment of intangible assets                          --         --     7,735
   Accelerated depreciation on facilities and
      equipment to be taken out of service                  --         --       995
-----------------------------------------------------------------------------------
   Total asset impairment and
      accelerated depreciation                             463)    82,255    34,000
Employee terminations                                     (371)    23,808    11,834
Inventory losses including shipping
   and warehousing costs                                   403     13,084     3,648
Termination of certain licenses and contracts:
   Losses on cotton hedges (reclassified from
      accumulated other comprehensive loss)                 --      6,387        --
   Termination of licenses and contracts                  (403)        --     3,313
-----------------------------------------------------------------------------------
   Total termination of certain licenses
      and contracts                                       (403)     6,387     3,313
Exit costs related to facilities                           834     11,577     4,596
Other:
   Expenses associated with the
      dual headquarters                                     --      1,207     3,121
   Other                                                    --      5,774     4,499
-----------------------------------------------------------------------------------
   Total other                                              --      6,981     7,620
-----------------------------------------------------------------------------------
Total before tax                                       $    --   $144,092   $65,011
===================================================================================
Total after tax                                        $    --   $ 91,936   $47,570
===================================================================================

These charges have been classified in the consolidated statements of operations as follows:

(In thousands)                                           2002      2001       2000
-----------------------------------------------------------------------------------
Cost of goods sold                                     $    32   $ 43,790   $18,187
Selling, general and administrative expenses                --      1,567     3,677
Other - net                                                (32)    98,735    43,147
-----------------------------------------------------------------------------------
                                                       $    --   $144,092   $65,011
===================================================================================

A summary of activity in the restructuring liability accounts follows:

(In thousands)                                           2002      2001       2000
------------------------------------------------------------------------------------
Restructuring liabilities at beginning of year        $ 16,139   $  5,726   $  6,527
Exit costs accrued                                          --     11,577      4,596
Employee termination costs accrued                          --     21,561     10,534
Other charges                                               --     13,009     10,377
Reserve revisions and adjustments, net                      60      2,247      1,300
Payments charged to the liability accounts             (13,866)   (37,981)   (27,608)
------------------------------------------------------------------------------------
Restructuring liabilities at end of year              $  2,333   $ 16,139   $  5,726
====================================================================================

The restructuring liabilities at end of year are made up of the following:

(In thousands)                                       2002       2001        2000
----------------------------------------------------------------------------------
Employee terminations                             $   640     $ 11,673     $ 3,320
Termination of certain licenses and contracts         395        1,417       2,406
Exit costs related to facilities                    1,298        3,049           -
----------------------------------------------------------------------------------
                                                  $ 2,333     $ 16,139     $ 5,726
==================================================================================

A substantial portion of the special charges recognized in 2000 through 2002 involved the write-down of assets and did not require cash payments. A summary of non-cash related components of the special charges follows:

(In thousands)                                      2002        2001         2000
-----------------------------------------------------------------------------------
Impairment of facilities                          $  (463)    $ 82,255     $ 26,265
Impairment of intangible assets                         -            -        7,735
Other                                                 403       13,443        4,204
-----------------------------------------------------------------------------------
                                                  $   (60)    $ 95,698     $ 38,204
===================================================================================

FISCAL 2002 RESTRUCTURING ACTIVITIES

We substantially completed our multi-year restructuring and reorganization program in 2001.There were no special charges in 2002 other than to the extent our estimated restructuring liabilities and the carrying value of idled assets at 2001 differed from actual results or from changed circumstances.

In 2002, we adjusted our estimate of the accrual for employee terminations and termination of certain licenses and contracts by $0.4 million each to reflect our best estimate of the ultimate settlement of these liabilities. In addition, we disposed of six properties and equipment that were being held for sale at the beginning of 2002 realizing a net gain of $5.8 million. The $6.6 million of gains from the adjustment of restructuring accruals and disposal of properties were completely offset by an additional $0.4 million of inventory write-downs needed to reduce the carrying value of discontinued inventories to these estimated net realizable values; $0.8 million for exit costs on facilities that are being held for sale; and $5.4 million to adjust the carrying values of assets idled in prior periods to properly reflect the assets at their net realizable value.

Property and equipment held for disposal at January 4, 2003, are carried at $15.0 million. These assets have been written down to their fair values (less cost to sell) as determined by reference to third-party appraisals or internal analyses based on recent sales prices of comparable facilities. Depreciation has been suspended since the date these assets were first classified as assets held for disposal.

FISCAL 2001 RESTRUCTURING ACTIVITIES

The special charges in 2001 relate primarily to the consolidation of the Cross Creek branded business and the restructuring of our spinning facilities. Revenue and operating losses related to the Cross Creek branded business, which we do not expect to retain in future periods, were approximately $16.1 million and $6.4 million, respectively, in 2001.

In 2001, we continued to move our sewing operations to facilities owned by us and by third parties located primarily in Central America and Mexico. We announced the closing of two domestic sewing operations, one textile operation, four yarn manufacturing facilities and the downsizing of domestic manufacturing capacity in the Domestic Activewear segment. Due to these closings, we issued approximately 1,250 termination notices to employees and recorded approximately $17.4 million in employee severance and related benefits, including $2.2 million in adjustments to costs for termination in prior years.

In July 2001, we announced plans to discontinue direct marketing of the Cross Creek brand through the golf pro shops and department stores and our intention to pursue a third-party licensing strategy for this business channel. We continue to market the Cross Creek brand through the Artwear/Careerwear business line, which is the brand's principal channel of distribution. During 2001, we recorded inventory write-downs of $13.1 million related to the discontinuance of certain product lines, of which $6.7 million relates to the discontinued Cross Creek branded business. In addition, we announced the consolidation of the Cross Creek textile operations into the current dyeing and finishing plant in Mt. Airy, North Carolina and the consolidation of the Cross Creek artwear business within the other Domestic Activewear segment business based in Atlanta. As a result, we terminated approximately 285 employees and recorded employee severance and related benefits of $6.4 million and $1.5 million of exit costs in 2001.We also recorded asset impairment charges of $11.8 million related to facilities and equipment that were previously used in the Cross Creek branded business as well as the consolidation of the Cross Creek placket shirt business into the domestic activewear segment based in Atlanta.

In the third quarter of 2001, we recognized losses of $30 million on write downs of spinning assets to their fair market value. Some of these facilities were later sold to Frontier Yarns. The remainder are no longer in service and are classified as held for sale. We also recorded impairment losses of $23.2 million on yarn facilities and equipment leased to Frontier Yarns that will continue to be classified as held for use. As noted in Note 8, we sold or leased substantially all of our remaining spinning assets and transferred our remaining yarn employees to Frontier Yarns. Frontier Yarns now supplies most of our yarn needs.

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

During the year, we also expensed $8.3 million associated with exit costs on facilities that are being held for sale as well as $1.7 million related to the completion of the restructuring in Europe.

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

As noted in Note 4, we recognized a $6.4 million charge related to losses on cotton futures contracts that were deemed to be ineffective as hedges in the fourth quarter when we sold or leased our remaining yarn manufacturing facilities to Frontier Yarns. Prior to the fourth quarter, we accounted for cotton futures contracts as cash flow hedges of anticipated purchases of cotton with unrealized gains or losses recorded in accumulated other comprehensive loss until the related hedged cotton purchases occurred. Beginning in 2002, we began to purchase yarn from Frontier Yarns. The cotton futures contracts that were hedging anticipated purchases of cotton in 2002 were deemed to be ineffective upon formation of Frontier Yarns, because we will no longer be purchasing raw cotton in the future. Accordingly, the $6.4 million of unrealized losses in accumulated other comprehensive loss was reclassified to earnings as required by SFAS No. 133 and are presented in the table above as being directly related to restructuring our yarn operations.

We also recorded $5.5 million of miscellaneous cost including $4.3 million related to the consolidation of the Cross Creek branded business and $1.2 million of costs associated with establishing our dual headquarters in Atlanta, GA.

FISCAL 2000 RESTRUCTURING ACTIVITIES

The special charges in 2000 relate primarily to plant closings, the restructuring of the Russell Athletic brand and the discontinuance of the Woodbrook brand in Europe. Revenues and operating losses related to the Russell Athletic and Woodbrook brands in Europe were approximately $14 million and $4.5 million, respectively in 1999.

In 2000, we closed six domestic apparel operations, one textile research facility and one yarn-manufacturing facility. During the year, approximately 1,700 employees were terminated. We recorded approximately $11.8 million in fiscal year 2000 for employee severance benefits, including approximately $1.3 million in reserve adjustments for workers' compensation claims from prior year employee terminations where the estimated costs were lower than actual costs. We also incurred approximately $3.8 million in ongoing maintenance cost related to facilities held for sale.

In 2000, we also announced the restructuring of the Russell Athletic line of business in Europe, the Cross Creek brand in Australia and the Woodbrook brand in Europe. In connection with the restructuring of these lines of business, we recorded $3.3 million in termination costs related to the cancellation of reseller contracts and $0.8 million related to leased facilities in Europe. We recognized charges of $3.6 million to reduce the carrying value of discontinued inventories to their estimated net realizable values.

Asset impairment charges of $23.6 million in fiscal 2000 included $16.5 million to write-down domestic apparel operations, a textile research facility and one spinning facility; $7.1 million to write-down building and apparel assembly assets located in Europe related to the Russell Athletic and Woodbrook operations; we also recognized a $7.7 million impairment charge to write off the remaining carrying value of goodwill associated with the European business. We recognized this charge because our estimated undiscounted cash flows for the restructured European business were less than the carrying value of the remaining long-lived assets, including the goodwill.

We also recorded asset impairment charges of $1.7 million in 2000 related to the reconfiguration of domestic distribution facilities. This reconfiguration is now complete.

We also recorded $4.5 million of miscellaneous other unusual charges, of which $3.0 million related to restructuring the Russell Athletic line of business in Europe. We also incurred an additional $3.1 million of cost associated with establishing our dual headquarters in Atlanta.

NOTE 10: SEGMENT INFORMATION

DESCRIPTION OF THE TYPES OF PRODUCTS FROM WHICH EACH REPORTABLE SEGMENT DERIVES ITS REVENUES

We operate our business in two segments: Domestic Activewear and International Activewear. Domestic Activewear is further aligned by distribution channel:
Russell Athletic, Mass Retail and Artwear/Careerwear. Russell Athletic, Mass Retail and Artwear/Careerwear have been aggregated into the Domestic Activewear reportable segment because these business lines are similar in economic characteristics, products, production processes, type of customer, distribution method and regulatory environment. The International Activewear business distributes our products in approximately 40 countries with the efforts directed at the specific in-country markets.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS

Our management evaluates performance and allocates resources based on profit or loss from operations before interest, income taxes and special charges (Segment
EBIT). Segment EBIT as presented by us may not be comparable to similarly titled measures used by other companies. In 2002, we began valuing inventories of the reportable segments on the same basis of accounting as that of the consolidated financial statements. We have restated Segment EBIT for 2001 and 2000 to conform with the 2002 presentation. The other accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in the consolidated financial statements. Intersegment transfers are recorded at cost; there is no intercompany profit or loss on intersegment transfers.

SEGMENT FINANCIAL INFORMATION FOR THE YEAR ENDED JANUARY 4, 2003

                                                   Domestic     International
(In thousands)                                    Activewear     Activewear        Total
-------------------------------------------------------------------------------------------
Net sales                                         $1,076,326    $    88,002     $ 1,164,328
Depreciation and amortization expense                 44,364            697          45,061
Segment EBIT (loss)                                  123,990           (753)        123,237
Total assets                                         896,632         66,483         963,115
2002 purchases of long-lived assets                   27,971            372          28,343

SEGMENT FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 29, 2001

                                                   Domestic     International
(In thousands)                                    Activewear     Activewear        Total
-------------------------------------------------------------------------------------------
Net sales                                         $1,080,292    $    80,633     $ 1,160,925
Depreciation and amortization expense                 48,862            546          49,408
Segment EBIT                                         103,926          2,385         106,311
Special charges not included
  in Segment EBIT                                    144,018             74         144,092
Total assets                                         930,339         64,831         995,170
2001 purchases of long-lived assets                   47,387          1,588          48,975

SEGMENT FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 30, 2000

                                                   Domestic     International
(In thousands)                                    Activewear     Activewear        Total
-------------------------------------------------------------------------------------------
Net sales                                         $1,115,935    $   110,393     $ 1,226,328
Depreciation and amortization expense                 51,382          2,268          53,650
Segment EBIT (loss)                                  158,581         (7,829)        150,752
Special charges not included in
  Segment EBIT (loss)                                 39,393         25,618          65,011
2000 purchases of long-lived assets                   58,036          1,421          59,457

RECONCILIATION OF SEGMENT EBIT TO CONSOLIDATED PRE-TAX (LOSS) INCOME

(In thousands)                                       2002           2001           2000
-------------------------------------------------------------------------------------------
Total segment EBIT                                $  123,237     $  106,311     $   150,752
Special charges                                            -       (144,092)        (65,011)
Unallocated amounts:
  Corporate expenses                                 (18,266)       (16,488)        (20,263)
  Interest expense                                   (30,246)       (32,324)        (32,401)
-------------------------------------------------------------------------------------------
Income (loss) before income taxes                 $   74,725     $  (86,593)    $    33,077
===========================================================================================

During fiscal 2002 and 2001, we allocated more corporate expenses to our reportable segments than in fiscal 2000.

ENTERPRISE-WIDE DISCLOSURES:
NET SALES BY COUNTRY

(In thousands)                                       2002           2001           2000
-------------------------------------------------------------------------------------------
United States                                     $1,072,042     $1,075,277     $ 1,111,006
Europe                                                61,522         56,307          85,751
Other foreign countries                               30,764         29,341          29,571
-------------------------------------------------------------------------------------------
Consolidated total                                $1,164,328     $1,160,925     $ 1,226,328
===========================================================================================

RUSSELL CORPORATION AND SUBSIDIARIES

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

NET SALES BY DISTRIBUTION CHANNEL

(In thousands)                                       2002           2001           2000
-------------------------------------------------------------------------------------------
Domestic Russell Athletic                         $  302,738     $  280,359     $   287,213
Domestic Mass Retail                                 350,224        336,634         330,694
Domestic Artwear/Careerwear                          423,364        463,299         498,028
International Activewear                              88,002         80,633         110,393
-------------------------------------------------------------------------------------------
Consolidated total                                $1,164,328     $1,160,925     $ 1,226,328
===========================================================================================

Revenues are attributed to countries based on the location of customers. Net sales to Wal-Mart represent approximately 21.4%, 18.7% and 17.9% of our consolidated net sales for fiscal 2002, 2001, and 2000, respectively.

LONG-LIVED ASSETS BY COUNTRY

(In thousands)                                       2002           2001
---------------------------------------------------------------------------
United States                                     $  305,733     $  327,159
Central America                                       24,422         27,070
Europe                                                 1,396          1,620
Other foreign countries                                  458            436
---------------------------------------------------------------------------
Consolidated total                                $  332,009     $  356,285
===========================================================================

NOTE 11: DILUTED WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING

Our diluted weighted-average common shares outstanding are calculated as follows:

                                                     2002           2001            2000
-------------------------------------------------------------------------------------------
Basic weighted-average common shares
  outstanding                                     32,127,579     31,950,658      32,405,926

Net common shares issuable on exercise
  of dilutive stock options                          142,234              -         280,080
-------------------------------------------------------------------------------------------

Diluted weighted-average common
  shares outstanding                              32,269,813     31,950,658      32,686,006
===========================================================================================

Net incremental shares issuable on the exercise of employee stock options calculated using the treasury stock method amounted to 242,007 for the year ended December 29, 2001.Such incremental shares were not included in the diluted weighted-average common shares outstanding calculation because the effect of these shares was anti-dilutive. Options to purchase 2.3 million and 2.8 million shares of our common stock were excluded from the computation of diluted weighted-average common shares outstanding for the years ended January 4, 2003 and December 30, 2000, respectively, because the option exercise price exceeded the average market price.

NOTE 12: SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data):

                                                 Quarter ended
-----------------------------------------------------------------------------------
Year ended
January 4, 2003                 March 31      June 30       Sept. 29        Jan. 4
-----------------------------------------------------------------------------------
NET SALES                      $ 215,825     $ 253,070      $ 386,987     $ 308,446
GROSS PROFIT                      59,836        66,096        120,529        92,104
INCOME BEFORE
  EXTRAORDINARY ITEM               2,628         6,479         23,363        14,457
EXTRAORDINARY ITEM,
  NET OF TAX                           -       (12,621)             -             -
NET INCOME (LOSS)                  2,628        (6,142)        23,363        14,457
INCOME BEFORE
  EXTRAORDINARY ITEM PER
  COMMON SHARE:
  BASIC                        $     .08     $     .20      $     .73     $     .45
  DILUTED                      $     .08     $     .20      $     .72     $     .45
NET INCOME (LOSS) PER
  COMMON SHARE:
  BASIC                        $     .08     $    (.19)     $     .73     $     .45
  DILUTED                      $     .08     $    (.19)     $     .72     $     .45

                                                 Quarter ended
-----------------------------------------------------------------------------------
Year ended
December 29, 2001               April 1        July 1       Sept. 30        Dec. 29
-----------------------------------------------------------------------------------
Net sales                      $ 240,994     $ 253,835      $ 351,324      $ 314,772
Gross profit                      65,056        53,682         88,422         59,747
Net income (loss)                  2,239       (11,585)       (15,383)       (30,757)
Net income (loss)
  per common share:
  Basic and diluted            $     .07     $    (.36)     $    (.48)     $    (.96)
Special charges,
  described in Note 9,
  on an after-tax basis
  that are included
  in net
  income (loss)                $   1,687     $  16,478      $  33,337      $  40,434

NOTE 13: CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following tables present condensed consolidating financial information for
(a) Russell Corporation (the "Parent") on a stand-alone basis; (b) on a combined basis, the guarantors of the Senior Notes ("Subsidiary Guarantors"), which include Jerzees Apparel, LLC; Mossy Oak Apparel Company; Cross Creek Apparel, LLC; Cross Creek Holdings, Inc., DeSoto Mills, Inc.; Russell Financial Services, Inc.; Russell Asset Management, Inc.; Russell Apparel LLC; RINTEL Properties, Inc.; Russell Yarn, LLC; Russell Athletic, Inc.; Russell Athletic West, Inc.; and Russell Co-Op, LLC (all of which are wholly owned); and (c) on a combined basis, the non-guarantor subsidiaries, which include Alexander City Flying Service, Inc.; Russell Corporation - Delaware; Russell Servicing, Co., Inc.; Russell Europe Limited; Russell Mexico, S.A. de C.V.; Jerzees Campeche, S.A. de C.V.; Jerzees Yucatan, S.A. de C.V.; Athletic de Camargo, S.A. de C.V.; Cross Creek de Jimenez, S.A. de C.V. (now known as Jerzees de Jimenez, S.A. de C.V.); Cross Creek de Honduras, S.A. de C.V.; Russell Corp. Australia Pty Ltd.; Russell do Brasil, Ltda.; Russell Corp. Far East Limited; Russell Japan KK; Russell Corp. Canada Limited; Jerzees de Honduras, S.A. de C.V.; Jerzees Buena Vista, S.A.; Jerzees Choloma, S.A.; Russell del Caribe, Inc.; Russell France SARL; Russell CZ s.r.o.; Russell Germany GmbH; Russell Spain, S.L.; Russell Italy S.r.l.; Servicios Russell, S.A. de C.V.; Russell Foreign Sales Ltd.; Russell Corp. Bangladesh Limited; Russell Holdings Europe B.V.; Ruservicios, S.A.; Eagle R Holdings Limited; and Citygate Textiles Limited. Separate financial statements of the Subsidiary Guarantors are not presented because the guarantee by each 100% owned Subsidiary Guarantor is full and unconditional, joint and several, and we believe separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors. Furthermore, there are no significant legal restrictions on the Parent's ability to obtain funds from its subsidiaries by dividend or loan. While Russell Athletic, Inc. and Russell Athletic West, Inc. were Subsidiary Guarantors at the time the indenture was executed, these entities were dissolved prior to June 30, 2002, and the assets of these entities were distributed to the Parent or other Subsidiary Guarantors.

The Parent is comprised of Alabama manufacturing operations and certain corporate management, information services and finance functions.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended
December 30, 2000                                                           Subsidiary    Non-Guarantor
(In thousands)                                                 Parent       Guarantors    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $  758,109     $  361,517    $   139,568    $   (32,866)   $ 1,226,328
Costs and expenses:
  Cost of goods sold                                            513,155        279,731        122,972        (30,382)       885,476
  Selling, general and administrative expenses                  160,867         43,313         28,233         (2,422)       229,991
  Other-net                                                      89,442        (63,855)        19,858            (62)        45,383
  Interest expense (income), net                                 46,747        (15,614)         1,268              -         32,401
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings
  of consolidated subsidiaries                                  (52,102)       117,942        (32,763)             -         33,077
Provision (benefit) for income taxes                            (15,133)        41,236         (7,541)             -         18,562
Equity in earnings of consolidated subsidiaries,
  net of income taxes                                            51,484              -              -        (51,484)             -
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $   14,515     $   76,706    $   (25,222)   $   (51,484)   $    14,515
===================================================================================================================================

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 30, 2000                                                Subsidiary    Non-Guarantor
(In thousands)                                                 Parent       Guarantors    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net cash provided by operating activities                    $   89,667     $    7,436    $        68     $        -    $    97,171

Investing Activities
Purchase of property, plant and equipment                       (45,066)        (7,032)        (7,359)             -        (59,457)
Cash paid for acquisitions, joint ventures and other            (39,972)             -              -              -        (39,972)
Investment in and advances to subsidiaries                        7,981         (1,075)        (6,906)             -              -
Proceeds from sale of property, plant and equipment               5,931            283            236              -          6,450
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                           (71,126)        (7,824)       (14,029)             -        (92,979)

Financing Activities
Borrowings on credit facility - net                              40,755              -         11,548              -         52,303
Payments on notes payable                                       (26,564)             -              -              -        (26,564)
Dividends on common stock                                       (18,166)             -              -              -        (18,166)
Treasury stock re-issued                                            952              -              -              -            952
Cost of common stock for treasury                               (15,151)             -              -              -        (15,151)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities             (18,174)             -         11,548              -         (6,626)
Effect of exchange rate changes on cash                               -              -         (2,496)             -         (2,496)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                     367           (388)        (4,909)             -         (4,930)
Cash balance at beginning of year                                   421            683          8,019              -          9,123
-----------------------------------------------------------------------------------------------------------------------------------
Cash balance at end of year                                  $      788     $      295    $     3,110     $        -    $     4,193
===================================================================================================================================

CONDENSED CONSOLIDATED BALANCE SHEETS

December 29, 2001                                                           Subsidiary    Non-Guarantor
(In thousands)                                                 Parent       Guarantors    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                       $    3,277     $   (1,583)   $     4,188    $         -    $     5,882
  Trade accounts receivables, net                                   972        146,795         18,338              -        166,105
  Inventories                                                   230,580         90,062         39,696              -        360,338
  Prepaid expenses and other current assets                      26,557         10,511          3,907              -         40,975
-----------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                        261,386        245,785         66,129              -        573,300
Property, plant and equipment, net                              240,039         87,120         29,126              -        356,285
Investment in subsidiaries                                      757,530            195              -       (757,725)             -
Intercompany balances                                          (351,525)       384,132        (32,607)             -              -
Other assets                                                     39,170         23,954          2,461              -         65,585
-----------------------------------------------------------------------------------------------------------------------------------
                                                             $  946,600     $  741,186    $    65,109    $  (757,725)   $   995,170
===================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                      $   98,072     $   15,574    $    12,380    $         -    $   126,026
  Short-term debt                                                     -              -          6,187              -          6,187
  Current maturities of long-term debt                           39,271              -              -              -         39,271
-----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                   137,343         15,574         18,567              -        171,484
Long-term debt, less current maturities                         310,936              -              -              -        310,936
Deferred liabilities                                             44,090         12,041          2,388              -         58,519
Stockholders' equity                                            454,231        713,571         44,154       (757,725)       454,231
-----------------------------------------------------------------------------------------------------------------------------------
                                                             $  946,600     $  741,186    $    65,109    $  (757,725)   $   995,170
===================================================================================================================================

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED STATEMENTS [CONTINUED]

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 29, 2001                                                Subsidiary    Non-Guarantor
(In thousands)                                                 Parent       Guarantors    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $  762,452     $  318,131    $   124,773    $   (44,431)   $ 1,160,925
Costs and expenses:
  Cost of goods sold                                            535,274        299,875         98,169        (39,300)       894,018
  Selling, general and administrative expenses                  144,269         56,474         23,515          2,200        226,458
  Other-net                                                     151,121        (46,530)        (2,542)        (7,331)        94,718
  Interest expense (income) - net                                57,537        (26,005)           792              -         32,324
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and equity in earnings
  of consolidated subsidiaries                                 (125,749)        34,317          4,839              -        (86,593)
Provision (benefit) for income taxes                            (46,235)        13,001          2,127              -        (31,107)
Equity in earnings of consolidated subsidiaries, net of
  income taxes                                                   24,028              -              -        (24,028)             -
-----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                            $  (55,486)    $   21,316    $     2,712    $   (24,028)   $   (55,486)
===================================================================================================================================

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 29, 2001                                                Subsidiary    Non-Guarantor
(In thousands)                                                 Parent       Guarantors    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net cash provided by (used in) operating activities          $  271,657     $ (164,284)   $    16,573    $         -    $   123,946

Investing Activities
Purchase of property, plant and equipment                       (36,596)        (3,891)        (8,488)             -        (48,975)
Cash paid for acquisitions, joint ventures and other             (6,494)             -              -              -         (6,494)
Investment in and advances to subsidiaries                     (168,354)       166,144          2,210              -              -
Proceeds from sale of property, plant and equipment              10,891            153          3,558              -         14,602
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities            (200,553)       162,406         (2,720)             -        (40,867)

Financing Activities
Payments on credit facility - net                               (11,000)             -        (20,400)             -        (31,400)
Borrowings on short-term debt                                         -              -          6,128              -          6,128
Payments on notes payable                                       (41,072)             -              -              -        (41,072)
Dividends on common stock                                       (14,695)             -              -              -        (14,695)
Debt issuance and amendment costs paid                           (3,434)             -              -              -         (3,434)
Treasury stock re-issued                                          1,706              -              -              -          1,706
Cost of common stock for treasury                                  (120)             -              -              -           (120)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                           (68,615)             -        (14,272)             -        (82,887)
Effect of exchange rate changes on cash                               -              -          1,497              -          1,497
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                   2,489         (1,878)         1,078              -          1,689
Cash balance at beginning of year                                   788            295          3,110              -          4,193
-----------------------------------------------------------------------------------------------------------------------------------
Cash balance at end of year                                  $    3,277     $   (1,583)   $     4,188    $         -    $     5,882
===================================================================================================================================

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [CONTINUED]

CONDENSED CONSOLIDATED BALANCE SHEETS

January 4, 2003                                                             Subsidiary    Non-Guarantor
(In thousands)                                                 Parent       Guarantors    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash                                                       $   50,955     $    8,102    $     9,562    $         -    $    68,619
  Trade accounts receivables, net                                   634        130,143         18,138              -        148,915
  Inventories                                                   227,899         41,350         37,409              -        306,658
  Prepaid expenses and other current assets                      22,101          1,207          3,345              -         26,653
-----------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                        301,589        180,802         68,454              -        550,845
Property, plant, and equipment, net                             234,242         71,480         26,287              -        332,009
Investment in subsidiaries                                      845,332            195              -       (845,527)             -
Intercompany balances                                          (531,623)       554,577        (22,954)             -              -
Other assets                                                     55,977         23,786            498              -         80,261
-----------------------------------------------------------------------------------------------------------------------------------
                                                             $  905,517     $  830,840    $    72,285    $  (845,527)   $   963,115
===================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                      $  111,586     $   24,444    $    17,444    $         -    $   153,474
  Short-term debt                                                     -              -          7,253              -          7,253
  Current maturities of long-term debt                            5,000              -              -              -          5,000
-----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                   116,586         24,444         24,697              -        165,727
Long-term debt, less current maturities                         265,000              -              -              -        265,000
Deferred liabilities                                             56,678          5,829          2,628              -         65,135
Stockholders' equity                                            467,253        800,567         44,960       (845,527)       467,253
-----------------------------------------------------------------------------------------------------------------------------------
                                                             $  905,517     $  830,840    $    72,285    $  (845,527)   $   963,115
===================================================================================================================================

RUSSELL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED STATEMENTS [CONTINUED]

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended January 4, 2003                                                  Subsidiary    Non-Guarantor
(In thousands)                                                 Parent       Guarantors    Subsidiaries   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $  823,122     $  254,114    $   134,967    $   (47,875)   $ 1,164,328
Costs and expenses:
  Cost of goods sold                                            565,732        195,901        111,116        (46,986)       825,763
  Selling, general and administrative expenses                  154,637         60,952         20,221              -        235,810
  Other-net                                                     117,472       (118,883)            84           (889)        (2,216)
  Interest expense (income) - net                                66,941        (36,697)             2              -         30,246
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,
  equity in earnings of consolidated subsidiaries
  and extraordinary item                                        (81,660)       152,841          3,544              -         74,725
Provision (benefit) for income taxes                            (30,924)        57,954            768              -         27,798
Equity in earnings of consolidated subsidiaries,
  net of income taxes                                            97,663              -              -        (97,663)             -
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                          46,927         94,887          2,776        (97,663)        46,927
Extraordinary item, net of tax benefit                          (12,621)             -              -              -        (12,621)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $   34,406     $   94,887    $     2,776    $   (97,663)   $    34,306
===================================================================================================================================

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended January 4, 2003                                                  Subsidiary   Non-Guarantor
(In thousands)                                                 Parent       Guarantors   Subsidiaries   Eliminations   Consolidated
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net cash provided by (used in) operating activities          $  273,856     $   18,340   $   (88,055)   $         -    $   204,141

Investing Activities
Purchase of property, plant and equipment                       (24,545)        (2,679)       (1,119)             -        (28,343)
Investment in and advances to subsidiaries                      (87,802)        (7,891)       95,693              -              -
Cash paid for acquisitions, joint ventures and other             (4,670)             -             -              -         (4,670)
Proceeds from sale of property, plant and equipment               7,513          1,915            22              -          9,450
----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities            (109,504)        (8,655)       94,596              -        (23,563)

Financing Activities
Payments on credit facility - net                               (74,800)             -             -              -        (74,800)
Borrowings on short-term debt                                         -              -           458              -            458
Payments on notes payable, including prepayment penalties      (270,371)             -             -              -       (270,371)
Proceeds from issuance of Senior Notes                          250,000              -             -              -        250,000
Debt issuance and amendment costs paid                          (18,910)             -             -              -        (18,910)
Dividends on common stock                                        (5,137)             -             -              -         (5,137)
Treasury stock re-issued                                          2,574              -             -              -          2,574
Cost of common stock for treasury                                   (30)             -             -              -            (30)
----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities            (116,674)             -           458              -       (116,216)
Effect of exchange rate changes                                       -              -        (1,625)             -         (1,625)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash                                             47,678          9,685         5,374              -         62,737
Cash balance at beginning of year                                 3,277         (1,583)        4,188              -          5,882
----------------------------------------------------------------------------------------------------------------------------------
Cash balance at end of year                                  $   50,955     $    8,102   $     9,562    $         -    $    68,619
==================================================================================================================================

RUSSELL CORPORATION AND SUBSIDIARIES

                  REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
RUSSELL CORPORATION

We have audited the accompanying consolidated balance sheets of Russell Corporation and Subsidiaries as of January 4, 2003, and December 29, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 4, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Russell Corporation and Subsidiaries at January 4, 2003, and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 4, 2003, in conformity with accounting principles generally accepted in the United States.

As described in Note 1, effective December 30, 2001 the Company changed its method of accounting for goodwill and indefinite-lived intangible assets.

                                        /s/ Ernst & Young LLP

January 31, 2003
Birmingham, Alabama

RUSSELL CORPORATION AND SUBSIDIARIES

                  CORPORATE INFORMATION

PRINCIPAL OFFICES
3330 Cumberland Blvd., Suite 800
Atlanta, GA 30339
(678) 742-8000

755 Lee Street
P.O. Box 272
Alexander City, AL 35011
(256) 500-4000

OTHER INFORMATION
The Company's press releases, annual report and other information can be accessed via the Internet at RussellCorp.com

TRANSFER AGENT AND REGISTRAR
SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, GA 30302

DIVIDEND DISBURSING AGENT
SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, GA 30302

AUDITORS
Ernst & Young LLP
1900 AmSouth/Harbert Plaza
Birmingham, AL 35203

FORM 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders of the Company by writing to:
         Investor Relations
         Russell Corporation
         3330 Cumberland Blvd., Suite 800
         Atlanta, GA 30339
         (678) 742-8000

ANNUAL MEETING
The annual meeting of shareholders of the Corporation will be at 11:00 a.m. Central Time on April 23, 2003, at the offices of the Company in Alexander City, Alabama. For information contact:
         Thomas D. Johnson, Jr.
         Director of Investor Relations
         (678) 742-8181

DIVIDEND REINVESTMENT PLAN
For information about accounts or issuance of certificates, contact:
         SunTrust Bank, Atlanta
         P.O. Box 4625
         Atlanta, GA 30302

MARKET SHARE INFORMATION
Market share information for the branded retail components of our Russell Athletic and Mass Retail businesses was obtained from The NPD Group. Market share information for our Russell Artwear/Careerwear business was taken from the S.T.A.R.S. reports of ACNielsen Market Decisions.

DIVIDEND AND MARKET INFORMATION
Russell Corporation stock trades on the New York Stock Exchange and various other regional exchanges under the ticker symbol RML. The range of high and low prices of the Common Stock and the dividends per share paid during each calendar quarter of the last two years are presented below:

2002             Dividend     High     Low     Close
----             --------     ----     ---     -----
First            $0.04       $16.10   $14.50
Second            0.04        19.55    14.30
Third             0.04        19.25    14.37
Fourth            0.04        17.40    13.14
------           --------     -----    -----   -----
                 $0.16                         $16.74


2001             Dividend     High     Low     Close
----             --------     ----     ---     -----
First            $0.14       $20.84   $15.13
Second            0.14        20.00    15.18
Third             0.14        18.55    13.40
Fourth            0.04        15.50    11.02
------           --------     -----    -----   -----
                 $0.46                         $15.01